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REGISTRANT'S NAME Siam Commercial Bank

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DAT : 6/1/06

FIRST
THAI BANK

Siam Commercial Bank | Annual Report 2005



Siam Commercial Bank Celebrating 100th Anniversary

100th Anniversary
SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์

FIRST
THAI BANK

Siam Commercial Bank | Annual Report 2005

Contents

THE SIAM COMMERCIAL BANK PCL.
Company Registration Number Bor Mor Jor 84
9 Ratchadapisek Road, Jatujak,
Bangkok 10900, Thailand

TELEPHONE +66 2 544-1111
FAX +66 2 937-7931
SCB CALL CENTER +66 2 777-7777
TELEX 82876 SIAMCOM TH / 20492 SIAMBNK TH
SWIFT BIC SICOTHBK
WEBSITE www.scb.co.th

Our Vision:
To be the Bank of Choice for

Our Customers,

Understanding their needs
Producing the right products
Delivering service flawlessly

Shareholders,

Outperforming the competition
Sustainable profitability growth
Maintaining a market premium

and Employees

Attracting & retaining right staff
Developing the core skill
Motivating for high performance



The Book Club

The Book Club: 1904-1906

HRH Prince Mahisorn, a son of King Rama IV, is remembered in our economic history as the "The Father of Thai Banking". This accolade has been given in recognition of his role in the formation of the first Thai Bank some 100 years ago. Prince Mahisorn established a financial institution on October 4, 1904 under the name of "Book Club". The Book Club was located in a small two-storied building of the Treasury at Ban Mor, Bangkok – which still stands today. At that time, the Bank had only 18 employees. Against the odds, this fledging business prospered and attested to the real need for an indigenous Thai bank in the community. Indeed, the Book Club is widely believed to have laid the foundation for Thai banking.

The early success of the Book Club led Prince Mahisorn to seek a royal charter for the formation of the first Thai Bank, which was to take over the assets of the Book Club and be opened as "Siam Commercial Bank Company". On January 30, 1906 King Rama V granted a royal charter to "Siam Commercial Bank Company Limited" and conferred on it the additional privilege of using the Royal Coat of Arms as a mark of his royal approval of the venture. The Siam Commercial Bank was quickly established and went on to become the forerunner of Thai banking.

Until the reign of King Rama VI, the Royal Coat of Arms was changed to the Garuda. The Bank's mark was then changed to the Garuda with a note "established by the Royal Charter".



The Royal Coat of Arms

FINANCIAL HIGHLIGHTS

Highest Profit in SCB History

Net Profit in billion Baht


20
15
10
5
0
-5
-10
-15
0.4
-12.5
12.5
18.5
18.9
2001
2002
2003
2004
2005

Strong Rate of Return

Return on Equity (ROE)


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
0.7%
-21.5%
19.2%
23.1%
20.8%
2001
2002
2003
2004
2005

Strong Loan Growth

Gross Loans in billion Baht


700
600
500
400
300
200
100
0
460
489
512
560
612
2001
2002
2003
2004
2005

Steadily Improved Margin

Net Interest Margin (NIM)


3.60%
3.20%
2.80%
2.40%
2.00%
2.42%
2.60%
2.72%
2.85%
3.37%
2001
2002
2003
2004
2005

Solid Capital Base

Minimum BoT requirement
4.25% for Tier 1 and 8.5% for CAR


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
CAR
16.6%
14.0%
12.9%
15.4%
15.1%
Tier 1 Capital
10.3%
8.1%
7.1%
11.4%
11.9%
2001
2002
2003
2004
2005

Note: Including 2H05 profit SCB 05 CAR and Tier 1 would be 16.7% and 13.5%, respectively

Sufficient Coverage Ratio

Amount of NPLs in billion Baht and coverage ratio


Amount of NPLs
Loan loss coverage ratio
160
140
120
100
80
60
40
20
0
100
90
80
70
60
50
40
30
20
10
0
142
118
90
74
57
16.6%
67.5%
80.2%
83.0%
86.7%
2001
2002
2003
2004
2005

No. 1 Branch Network in Thailand

Number of branch


700
650
600
550
500
450
400
350
300
477
483
501
562
692
2001
2002
2003
2004
2005

No. 1 ATM Network in Thailand

Number of ATM


3,000
2,500
2,000
1,500
1,000
500
0
894
1,083
1,317
1,959
2,803
2001
2002
2003
2004
2005



MESSAGE FROM THE BOARD OF DIRECTORS

DEAR SHAREHOLDERS,

The Board is deeply grateful to all of the Bank's shareholders and customers for their continued support. In addition, we would like to place on record its thanks to the management and staff for their support and efforts that helped to make 2005 another remarkable year.

Dark storm clouds have hovered over the Thai economy from the start of the year. To begin with, firstly, there was the tragic tsunami, which devastated what might well have been the best ever peak tourist season for the country's popular southern beach resorts, quite apart from the considerable suffering and turmoil caused by the disaster. Secondly, oil prices soared to new highs as the world struggled to meet the rapidly growing demand for energy amidst static supply conditions. Next, there was the prolonged drought during the extended summer which had a negative impact on the agrarian sector and the price of essential food commodities. Last, but by no means least, interest rates rose steadily throughout the year, bringing to an abrupt end the excess liquidity and low interest rate environment that had nurtured economic growth in the past few years.

Against this dark backdrop, the Bank was able to overcome the many hurdles presented by a faltering economy and report another successive year of record net profits, total assets, and shareholders' equity. These remarkable achievements in what was a very volatile economic climate were only made possible because of the deep-rooted and effective repositioning of the Bank's franchise since 2002 under the umbrella of the transformational Change Program. This Program has succeeded in revamping our business and processes, upgraded our systems and procedures, galvanized the energy and commitment of our employees, and successfully built upon our relationships with our clients. Concurrently, this Program has facilitated the seamless integration of the SCB group's wide range of financial services to offer a unique and compelling universal banking proposition in the Thai market. The early fruits from this Program are now apparent in the Bank's better-than-anticipated performance and growing shareholder returns.

FINANCIAL RESULTS

As mentioned above, the Bank reported a record net profit in 2005 of Baht 18.9 billion, which represented growth of 2.1% when compared to 2004, despite the significantly reduced capital gains arising from the divestment of non-core investments and the resumption of tax payments in the fourth quarter. Indeed, core earnings (profit, excluding investment gains, provisions and taxes) grew even faster (by 29.2% year-on-year) to a record high of Baht 19.8 billion. This achievement reflected the robust improvements in the Bank's core earning capability.

As a result of this improvement in profitability, the Bank's ROE and ROA stood at 21% and 2.4% respectively, for full-year 2005 to exceed the levels reported by its peers. In turn, the Bank's strong net profit performance contributed to its creation of a very strong capital base (at Baht 91.8 billion) and a high Capital Adequacy Ratio of 15.1%. The Bank is thus well-placed to withstand the vicissitudes arising from today's uncertain economic outlook and, at the same time, acts a source of support for the Bank's future earnings growth.

The exceptional financial results were due to three major factors: a) strong loan growth (net lending increased by 8.7%); b) robust fee income growth (at over 25%); and c) effective cost containment (e.g. the Bank's operating cost-to-income ratio stood at 49% despite the amortization of considerable infrastructure investments in recent years and the exceptional growth in our branch and ATM network).

In competitive terms, the Bank was successful in maintaining its #1 position in key markets–home mortgages, credit cards, debt capital market, and bancassurance. At the same time, the Bank was able to improve its competitive positioning by penetrating new areas, such as in asset management, by leveraging from the collective product and distribution strength of the SCB financial services group.

The Bank continues to work-out and reduce its legacy portfolio of non-performing loans (NPLs) that date back to the economic crisis of the late 1990's. NPLs were reduced by Baht 16.8 billion in 2005. This left the Bank with outstanding NPLs of Baht 57.1 billion at the end of 2005 that was equal to 9.3% of total loans. Provisions against these loans stand at 86.7% – one of the highest levels of provisioning in the Thai banking sector.

The Board is pleased to single out and report on the dramatic expansion of its retail network during the year. Its national footprint is now the largest in Thailand – both by number of branches and number of ATMs. Further, this expansion has taken place in high traffic density areas, thus enhancing the impact of this growth in the Bank's network. Also, this expanded footprint will position the Bank to acquire an increasing share of the customer wallet in the years ahead.



The Bank reported a record net profit in 2005 of Baht 18.9 billion. Core earnings grew by 29.2% to a record high of Baht 19.8 billion.

From left to right
Dr. Chirayu Isarangkun Na Ayuthaya *(Chairman)*
Khunying Jada Wattanasiritham *(President)*
Dr. Vichit Suraphongchai *(Chairman of the Executive Committee)*

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Board has always been committed to principles of good corporate governance as it believes that adherence to these practices leads to sustainable growth and provides long-term corporate value to our shareholders.

During the year, based on the results of the Board's special meeting held in January, the Bank adopted the following enhancements:

- A new Policy and direction for addressing the Bank's corporate social responsibility was announced. As a result, the Bank intends to focus on "youth development" and pursue projects that help to promote appropriate values among the young people of our nation.
- A Board assessment process was established for individual Board members, the Chairman of the Board, and Board as a whole.
- A comprehensive Corporate Code of Conduct and Value Statement were discussed and adopted.

The Board is pleased to report that its focus on corporate governance earned the Bank a number of accolades, including the top award for best corporate governance from selected members of the international media, such as Euromoney and The Asset. For a second year in a row the Board was recognized as the "Board of the Year for Exemplary Practices" in 2004/2005 by the National Corporate Governance Committee.

2006 STRATEGY

Over the last few years, the Bank has made considerable investments aimed at meeting the competitive challenges that lie ahead in these uncertain economic times. It stands 'ready, willing and able' to meet these challenges and gain competitive market share. This state-of-readiness is attributable, in part, to its sound capital base, effective deployment of technology and processes, a revitalized brand image, and its possession of all the core components to become the country's premier universal bank. In part, this readiness is attributable to its continuous program of building its capabilities through engagement with its employees and customers. As a result of this readiness, we believe that the Bank is poised to attain both its vision of being the "Bank of Choice" and its mission of being the "premier universal bank in Thailand".

In 2006, the efforts of the Bank will be directed at maintaining an above average growth momentum, while also expanding its capabilities and reputation for high quality financial services.

With the guidance of the Board, the Bank will continue to support activities that are of benefit to the society at large. In particular, as recommended by His Majesty the King the Bank will apply the concept of a "self-sufficient economy" by supporting community projects that can be linked with its goal of fostering "youth development" as part of its community service obligations.

As we turn to the coming year, we will be approaching the 100th anniversary of our establishment as the first Thai Bank. The Bank will mark this centennial by a series of internal and external events to celebrate a century of Thai banking. We are very hopeful that it will be another year of outstanding achievements.

Dr. Chirayu Isarangkun Na Ayuthaya
Chairman

Dr. Vichit Surapongchai
Chairman of the Executive Committee

Khunying Jada Wattanasiritham
President



BOARD OF DIRECTORS

DR. CHIRAYU ISARANGKUN NA AYUTHAYA

Chairman

Dr. Chirayu holds an Economics (Hons.) degree from the London School of Economics (U.K.) and a Ph.D. in Economics from the Australian National University. Starting his career as an economist he went on to serve as the Dean of the School of Development Economics at the National Institute of Development Administration (NIDA). In the early 1980's, he was appointed to the cabinet of the Royal Thai Government and served as the Deputy Minister of Industry, and as the Minister attached to the Prime Minister's office.

Since 1987, Dr. Chirayu has managed the diverse holdings and investments of the Bureau of Crown Property and, at the same time, served in the prestigious position of Grand Chamberlain to the Royal Household. Also, over the years, Dr.Chirayu has served as Chairman and Director for several major companies in Thailand.

Concurrently, in addition to his business and Royal Household responsibilities, Dr. Chirayu has made many contributions to our community, most notably through serving on the council of trustees of the Thailand Development Research Institute (TDRI).

As the Bank's longstanding Chairman, Dr. Chirayu provides an invaluable corporate direction to the Board and reinforces its strong drive to attain the highest standard of corporate governance.

DR. VICHIT SURAPHONGCHAI

Director and Chairman of the Executive Committee

Dr. Vichit holds a Bachelor's degree in Engineering from Chulalongkorn University, a Master's degree in Engineering from the University of California in Berkeley (U.S.A.) and a MBA and Ph.D. from UCLA (U.S.A.). He started his career in banking at Bangkok Bank PCL and at the time he left he was serving as its President. He later joined the Royal Thai Government as the Minister of Transport and Communication (1994-1995). He returned to the banking world as the Chairman of Radanasin Bank PCL. Currently, he serves on the boards of Shin Corporation PCL, Thai Airways International PCL, Sky Asia Company Limited and SembCorp Industries Limited in Singapore. Dr. Vichit also serves as a member of the Supervisory Board of Kempinski AG and an advisor to the Bureau of Crown Property.

Furthermore, Dr. Vichit has contributed to the education development in the Kingdom in his previous capacity as a member of the National Education Commission and the National Institute of Development Administration Council (NIDA) and as a trustee of the Asian Institute of Technology (AIT).

Since joining the Board, Dr. Vichit has provided the vision and leadership to transform the Bank's franchise and dramatically restore its profitability. He has played an active role in both the formulation of the Bank's policies, as well as in the on-going review of the Bank's operations and performance. Attesting to his many accomplishments at the Bank, he was named "Banker of the Year" in 2003 by the Nation Group of Newspapers.



Standing left to right

Mr. Prakob Tantiyapong
Director

Mr. Pichai Chunhavajira
Director and Member of The Audit Committee

Mr. John William Hancock
Director, Member of The Compensation Committee, Member of The Nomination and Corporate Governance Committee

Mr. Tiraphot Vajrabhaya
Director and Member of The Audit Committee

Mrs. Kannikar Chalitaporn
Director, Senior Executive Vice President and Executive Director

Mrs. Puntip Surathin
Director

Mr. Bodin Asavanich
Director and Executive Director

Mr. Peter Seah Lim Huat
Director, Member Of The Compensation Committee, Member Of The Nomination and Corporate Governance Committee

Mr. Sumate Tanthuwanit
Director and Member Of The Compensation Committee

Sitting left to right

Mr. Maris Samaram
Director and Chairman of The Audit Committee

Mr. Anand Panyarachun
Director, Chairman Of The Compensation Committee, Chairman of The Nomination and Corporate Governance Committee

Dr. Chirayu Isarangkun Na Ayuthaya
Chairman

Dr. Vichit Suraphongchai
Director and Chairman of The Executive Committee

Khunying Jada Wattanasiritham
Director, President & Chief Executive Officer and Executive Director

Mom Rajawongse Disnadda Diskul
Director

MR. MARIS SAMARAM

Independent Director and Chairman of the Audit Committee

Khun Maris holds a Bachelor's degree in Accounting from the University of the East (Philippines). Subsequently, he attended the Program for Management Development at the Harvard Business School (U.S.A.).

Khun Maris commenced his auditing career in 1961 and qualified as a CPA with the SGV Group in the Philippines. In 1967, he was transferred to Bangkok with a mandate to develop a new practice for the Group in Thailand. In 1974, he was made a partner for the SGV Group. In Thailand, he has been involved in providing both audit and business advisory services to a diverse range of multinational and Thai institutions. In 1978, he was appointed the Country Managing Partner and in 1992 he assumed the position of Chairman of the Thai practice.

He retired from SGV-Na Thalang in 2001 and has since been active in carrying out a number of independent advisory assignments. He is also an independent director and a member of the audit committees of Millennium Steel PCL and Sub Sri Thai Warehouse PCL. In addition, he serves as an independent director of Marsh PB Co., Ltd.

With his 40 years experience in a major regional audit firm and as an independent director, as well as in his capacity as the Chairman of the Audit Committee, he brings to the Bank outstanding credentials for enhancing the effectiveness of its audit policies, practices and procedures.



left to right

EXECUTIVE COMMITTEE

Mrs. Kannikar Chalitaporn
Director & SEVP, Group Head, Retail Banking Group

Khunying Jada Wattanasiritham
President & Chief Executive Officer

Dr. Vichit Suraphongchai
Chairman of the Executive Committee

Mr. Bodin Asavanich
Director and Executive Director

MR. ANAND PANYARACHUN

Independent Director, Chairman of the Nomination and Corporate Governance Committee and Chairman of the Compensation Committee

After completing his B.A. (Hons.) degree in Law from Trinity College, University of Cambridge (U.K.), Khun Anand commenced his distinguished career in the Thai Foreign Service. Highlights of his career included his service as Thailand's Ambassador to the U.S.A., Permanent Representative to the United Nations, and Permanent Secretary of the Ministry of Foreign Affairs. Since leaving the Thai Foreign Service, Khun Anand has been active in the world of business and the International community.

Khun Anand is widely recognized for his pivotal role in the Kingdom's political development through his appointment twice as Prime Minister of Thailand and for leading the effort in drafting the Kingdom's new constitution.

In 2003, he was appointed by the U.N. Secretary General to chair the high-level Panel established to review the role of the United Nations in a rapidly changing global political environment. He has received Honorary Degrees from many national and foreign universities, and is recipient of the prestigious Ramon Magsaysay Award. Also, he has received many Royal decorations in Thailand and from foreign governments.

As a long standing independent director, Khun Anand brings an unparalleled perspective on the macro-level challenges facing the Bank and the drive to initiate and promote good governance within its operations.

MR. BODIN ASAVANICH

Director and Executive Director

Khun Bodin holds a Bachelor of Laws degree from Thammasat University, Master of Comparative Jurisprudence and Master of Law from New York University (U.S.A.). He is a member of the Thai Bar Association. He also attended Executive Program at Stanford University (U.S.A.).

Khun Bodin has over 30 years of experience as a legal practitioner. In 1976, he trained in a law firm in New York, U.S.A. and returned to Thailand as a Managing Partner of the B&N Legal Office. Subsequently, he joined PTT PCL as the Director of its Legal Division before moving to became Group General Counsel at Siam Cement PCL. Currently, he serves as Managing Director, Cementhai Legal Counsel Limited. Apart from being a Board Director of CPB Equity Co., Limited and CPB Property Co., Limited, he also serves as the Secretary General to the Federation of Thai Industries and the Expert Director Member of Trade Competition Committee, Ministry of Commerce. He also is a member of several public and private committees under various government agencies and non-profit organizations.

He brings a valuable perspective to matters arising at both the Executive Committee and the Board of Directors levels of the Bank.

MR. TIRAPHOT VAJRABHAYA

Independent Director and Member of the Audit Committee

Khun Tiraphot holds a B.A. in Economics and Commerce from the University of Melbourne, and an M.B.A. from Boston University (U.S.A.).

Since 2001, he has served as the Chairman of the Shell Group of companies in Thailand and the Cluster Manager of Retail Business in Indochina and Asia – a rare distinction for a Thai national. He has extensive management experience in many areas of the energy business at Shell in both Thailand and the U.K. including finance, shipping and supply management, marketing, and personnel management. Also, he serves on the boards of the Shell Group's affiliates in Thailand.

As an independent director on the Board, he brings with him both his commercial acumen and deep knowledge of best practices in the management of a large and complex institution.

MR. PICHAI CHUNHAVAJIRA

Independent Director and Member of the Audit Committee

hun Pichai holds a Bachelor's degree in Accounting from Thammasat University, a M.B.A. in Finance from Indiana University of Pennsylvania (U.S.A.), and a Honorary Degree Doctor of Philosophy in Accounting from Thammasat University.

He serves as the Senior Executive Vice President, Corporate Finance & Accounting, at PTT PCL. He is recognized for his financial and accounting expertise through his role in the successful initial public offering and listing of the shares in PTT Exploration & Production PCL (PTTEP) in 1983. He also played a key role in the planning and implementation of PTT's privatization in 2001 that included several highly successful multi-billion-dollar business and financial restructurings of PTT's affiliates. He was named "CFO of the Year in 2001" by the Nation Group of Newspapers and the "Best CFO of the Year in 2003" by the prestigious Institutional Investor magazine. He was also named "CFO of the Year 2004" by Asia Money magazine.

Khun Pichai serves on the boards of several companies such as Thai Airways International PCL, EGAT PCL, PTT Exploration & Production PCL, The Bangchak Petroleum PCL, The Aromatics (Thailand) PCL, Thai Olefins PCL and Dhipaya Insurance PCL. He is also Chairman of State Owned Enterprise Value Creation Committee (Super Holding).

As an independent director and a member of the Audit Committee, Khun Pichai brings to the Board exceptional talent on accounting and finance issues from both an internal and market perspective.

MR. JOHN WILLIAM HANCOCK

Independent Director, Member of the Nomination and Corporate Governance Committee and Member of the Compensation Committee

Mr. John Hancock holds an LL.B. degree from the University of Adelaide, South Australia and has been admitted to practice law in South Australia, Victoria and New South Wales. He is also a permitted legal advisor in Thailand.

Since 1970, he has practiced law in New York, Hong Kong, Singapore and Bangkok, and was a Partner of Baker & McKenzie for 25 years prior to his retirement from legal practice. He also serves as an independent director of Serm Suk PCL., Electricity Generating PCL. and Indornama Polymers PCL.. Futhermore, he has served as President of the Australian-Thai Chamber of Commerce in 1986/7 and again in 1998/9, and is Chairman of the Thailand Board of Trade Investment Policy Committee. He has been recongnized as a leading Australian in Asia.

As an independent director and one of Thailand's leading lawyers, he brings to the Board an invaluable insight on all commercial, legal and good corporate governance matters.

MR. PETER SEAH LIM HUAT

Director, Member of the Nomination and Corporate Governance Committee and Member of the Compensation Committee

Mr. Seah holds a B.B.A. (Hons.) degree from the University of Singapore. He is a member of the Temasek Advisory Panel and was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Prior to that, for the past 33 years, he was a banker and retired as the Vice Chairman and Chief Executive Officer of the Overseas Union Bank in 2001.

He is Chairman of SembCorp Industries, Singapore Technologies Engineering and President Commissioner of Bank Internasional Indonesia. In addition, he sits on the boards of many corporations including CapitaLand Limited, Government of Singapore Investment Corporation and StarHub Ltd. Mr. Seah received the Public Service Medal (Pingat Bakti Masyarakat) in the 1995 National Day Honors in recognition of his contribution to Social and Community Service. In August 1999, he was awarded the Public Service Star (Bintang Bakti Masyarakat) for his role as Chairman for the Sub-Committee on Finance and Banking, Committee on Singapore's Competitiveness. He was appointed a Justice of the Peace in 2003.

As a prominent banker and an independent director, he brings an experienced perspective on the issues and challenges faced by the rapidly evolving landscape of the regional financial services industry.

MR. SUMATE TANTHUWANIT

Independent Director and Member of the Compensation Committee

Khun Sumate holds a B.Sc. (Hons.) degree from Chulalongkorn University and a M.Sc. degree in Management Engineering from the Asian Institute of Technology. He is well-known for his life-long career in the shipping industry. In 1980, he founded Regional Container Lines PCL (RCL) to provide feeder services between Thailand and Singapore. The company was listed on the Stock Exchange of Thailand in 1988 and he still serves as its Group President.

Concurrently, Khun Sumate is Chief Executive Officer of TIPS Co., Ltd., Thai Prosperity Terminal Co., Ltd. and Sintanachote Co., Ltd. which provide wharf, container freight station and bonded warehouse facilities. For the past six years he has been President of the German-Thai Chamber of Commerce and is a member of International Advisory Council of PSA Corporation Limited, Singapore. During 1998-1999, he served as a Director of Radanasin Bank.

As a veteran of the shipping and logistics sector, and a well-regarded local entrepreneur, he brings an important dimension to the Board from both a trade and business development perspective, particularly with respect to the fast growing China market.

MOM RAJAWONGSE DISNADDA DISKUL

Director

M.R. Disnadda Diskul holds a degree in Business Administration from Indiana University, Bloomington (U.S.A.). He worked for the National Economic Development Board (subsequently renamed as the National Economic and Social Development Board) until 1967 when His Majesty the King appointed him to serve as Private Secretary to Her Royal Highness Somdej Phra Srinagarindra, the Princess Mother. Mom Rajawongse Disnadda served as Private Secretary to H.R.H. the Princess Mother until Her Royal Highness passed away in 1995.

M.R. Disnadda is Secretary-General of the Mae Fah Luang Foundation under Royal Patronage, a position he has held since the foundation was established in 1972 to carry out the social and economic development work of H.R.H. the Princess Mother. Since 1988, he has also served as Chairman of the Doi Tung Development Project in Chiang Rai, a Royal initiative project of H.R.H. the Princess Mother. This sustainable alternative development project was established to reverse the environmental degradation of the area and to help solve the economic and social problems of the local communities that depended solely on opium growing, the sex industry and human trafficking for their living.

In recognition of his achievements, the United Nations Office on Drugs and Crime (UNODC) appointed him as to one of 11 members of the Steering Group on Thematic Evaluation on Alternative Development, to evaluate similar development projects elsewhere in the world. In recognition of his achievements the Royal Thai Government assigned him to extend the experience of the Doi Tung Development Project into Myanmar and Afghanistan.

As well as being member of the Board of Directors for numerous other foundations of Her Royal Highness the late Princess Mother, M.R. Disnadda also serves as Chairman of the Thailand Convention and Exhibition Bureau (Public Organization), Board Member of the Office of Knowledge Management and Development (Public Organization), and Investment and Financial Advisor to the Director-General of the Crown Property Bureau. He provides the Board with an important perspective on community service.

MRS. PUNTIP SURATHIN

Director

Khun Puntip holds a B.A. (Hons.) from Chulalongkorn University and an M.A. in Business Administration from Fort Hays Kansas State College (U.S.A).

Khun Puntip jointed the Ministry of Finance over 30 years ago and since 2005 has held the position of Deputy Permanent Secretary, Ministry of Finance. Over the years she held a number of positions at the Ministry of Finance including Director, Office of the State Enterprise and Government Securities; Chief Inspector General of the Ministry of Finance; Senior Expert in Public Debt and Public Finance; and Deputy Controller-General prior to being appointed as Deputy Permanent Secretary. Also, she also serves on the boards of Erawan Hotel PCL and Bangkok Insurance PCL.

Khun Puntip brings to teh Board a strong knowledge of the practices of the significant State Enterprise sector, as well as a deep understanding of current government policies as they relate to the financial services sector.

MR. PRAKOB TANTIYAPONG

Director

Khun Prakob holds an LL.B. from Thammasat University and an LL.M. from Southern Methodist University (U.S.A.). He also attended the Advanced Management Program at Harvard Business School (U.S.A.) and the National Defense Course Class of 41, the National Defense College.

Khun Prakob serves as Deputy Permanent Secretary for Expenditure and Liability Management, Ministry of Finance. He also serves as Vice Chairman of the board of Aeronautical Radio of Thailand Limited and the board of Don Muang Tollway PCL. Prior to his current tenure, he was Deputy Director - General of Customs, Customs Department, Deputy Comptroller-General, Comptroller General's Department and Inspector - General, Ministry of Finance. Previously, he served on the boards of the Export - Import Bank of Thailand (EXIM BANK) and the Bank for Agriculture and Agriculture Cooperatives (BAAC).

As a senior official of the Ministry of Finance, he provides invaluable perspectives to the Board.

KHUNYING JADA WATTANASIRITHAM

Director, President & Chief Executive Officer and Executive Director

Khunying Jada holds a graduate degree from the University of Cambridge (U.K.) and a Master's degree from Williams College (U.S.A.). She has the distinction of being the first woman to serve as the President & CEO of the Bank.

Khunying Jada commenced her distinguished career in banking at the central bank of the country - the Bank of Thailand (BOT). In 1975, she joined the Bank to develop its research and planning function. Since that time she has held a number of senior executive roles within the Bank covering the international business arena, corporate and institutional banking, and capital markets.

Concurrently with her professional career Khunying Jada has contributed to a large number of social and community issues. In recognition of these contributions, she was awarded the Royal decoration of Chulachomklao with the title Khunying in May 2000.

As the President & CEO of the Bank, Khunying Jada provides effective oversight on all areas of the Bank's business, particularly in growing its franchise, managing underlying risks and shaping its internal control environment.

MRS. KANNIKAR CHALITAPORN

Director, Senior Executive Vice President and Executive Director

Khun Kannikar holds a Bachelor's degree in Business from the University of Colorado (U.S.A.) and attended the Advanced Management Program at Harvard Business School (U.S.A.). Prior to joining the Bank she was with Unilever Thailand for 32 years. Over her many years at Unilever, and through the application of modern marketing concepts, she played a critical role in dramatically improving Unilever's market share and profitability in Thailand. On leaving Unilever Thailand she was serving as its Vice Chairman.

As a result of her achievements in marketing she has been publicly recognized by her peers and was named the "Professional Woman of the Year" in 1999. She also served as the Chairman of the Thai Management Association (2000-2002).

Khun Kannikar joined the Board in 2002 and the management team of the Bank in January 2003. In her role as Head of the Retail Banking Group, she has bought a fresh, invigorating and consumer-focused perspective to the Bank's retail business.

ORGANIZATION STRUCTURE

Governance Structure


Board of Directors
Executive Committee
Audit Committee
Compensation Comittee
Nomination and Corporate Governance Committee
Rick Management Committee
Strategy and Review Committee
Change Program Steering Committee
Assets and Liabilities Management Comittee
Investment Committee

Management Structure


Executive Management
Audit
Change Program
Corporate Communications
Board Secretariat and Shareholder Services
Central Administration
Business Units
Corporate Banking
Retail Banking
Business Cash Management
Special Assets
Treasury
Private Banking
Shared Services Units
Risk Management
Human Resources
Information Technology
Operations
Finance



Standing left to right

Mr. Sirichai Sombutsiri
SVEP, Group Head, Corporate Banking Group

Mr. Deepak Sarup
SVEP, Change Program and Chief Information Officer

Mr. Wuchine Michael Tan
SVEP, Chief HR Officer

Sitting left to right

Khunying Jada Wattanasiritham
President & Chief Executive Officer

Mrs. Kannikar Chalitaporn
Director & SEVP, Group Head, Retail Banking Group

SENIOR EXECUTIVE OFFICERS

THE PRESIDENT & CEO AND SENIOR EXECUTIVE VICE PRESIDENT LEVEL

1. KHUNYING JADA WATTANASIRITHAM

President & Chief Executive Officer

Please refer to page 9 for Khunying Jada's profile

2. MRS. KANNIKAR CHALITAPORN

Senior Executive Vice President, Group Head, Retail Banking Group

Please refer to page 9 for Mrs. Kannikar's profile

3. MR. SIRICHAI SOMBUTSIRI

Senior Executive Vice President,

Group Head, Corporate Banking Group

Khun Sirichai holds a Bachelor's degree (Hons.) in Accounting from Thammasat University and an M.B.A. in Finance from the University of Southern California (U.S.A.). He joined the Bank in 1977 and worked in the fields of foreign branch operations and treasury. Khun Sirichai resigned from the Bank to serve as President of Thai Summit Finance and Securities Co., Ltd. from 1994-1998, and later served as Managing Director of Radanasin Bank PCL from 1998-1999. He rejoined the Bank in 1999 as Executive Vice President of the Treasury and Capital Market Division. Subsequently, he was responsible for corporate lending and was appointed as head of the Corporate Relationship Group in 2003. In 2004, he was made head of Corporate Banking Group that manages all of the Bank's corporate and SME clients that account for 56% of the Bank's total loan portfolio.

4. MR. DEEPAK SARUP

Senior Executive Vice President, Change Program & Chief Information Officer

Khun Deepak holds a Bachelor's degree in Commerce (Hons.) with a diploma in Accounting (with distinction). He is a Fellow of The Institute of Chartered Accountants in England and Wales (FCA) and a Fellow of the Wharton School, University of Pennsylvania (U.S.A.). He commenced his career with Touche Ross & Co in London, and has since served in a number of different management roles in many countries. Immediately prior to joining the Bank in 2002, he was Managing Director for Asia Pacific at ALLTEL Information Services Inc. In this role he led the transformation of this Fortune 500 Company's market position and profitability in the Asia Pacific region. Before assuming this role, he was First Executive Vice President of Radanasin Bank PCL. He also served as International President of the Information Systems Audit and Control Association (1991-1993), and was a member of the IT Committee of the International Federation of Accountants (1995-2001). In 2005, he was selected as one of Asia's most influential IT leaders by MIS magazine.

5. MR. WUCHIEN MICHAEL THAN

Senior Executive Vice President, Chief HR Officer

Born in China and raised in India, Khun Michael also lived and worked in Canada, the United States, Hong Kong and Japan before coming to Thailand in 1994. He has more than 30 years of experience in the fields of human resource management and organizational development. His previous employers include Bankers Trust in New York, Hong Kong and Tokyo, American Express in Toronto and New York and, most recently, Bangkok Bank PCL. He has been with SCB since 2002 as Chief Human Resources Officer. Khun Michael has a Bachelor's degree (Hons.) in Economics from Presidency College and an M.B.A. in Behavioral Sciences from the Indian Institute of Management, Calcutta (India).



From left to right

Mr. Grish Attagrish
EVP, Division Head, Corporate Division 2

Mr. Sarunthorn Chutima
EVP, Division Head, Corporate Division 1

Mrs. Paspun Suwanchinda
EVP, Division Head, Business Banking Division

Dr. Veerathai Santiprabhob
EVP, Division Head,
Corporate Bank-Strategic Planning Division

Mr. Somchai Sanyalaksiri
EVP, Division Head, Business Products Division

Mr. Sirichai Sombutsiri
SVEP, Group Head,
Corporate Banking Group

Mr. Charlie Wannawasu
EVP, Division Head, Japanese Division

EXECUTIVES OF CORPORATE BANKING GROUP

1. MR. SIRICHAI SOMBUTSIRI

Senior Executive Vice President, Group Head, Corporate Banking Group

Please refer to page 11 for Mr. Sirichai's profile.

2. MR. SARUNTHORN CHUTIMA

Executive Vice President, Division Head, Corporate Division 1

Khun Sarunthorn has 20 years of experience in corporate lending. He joined the Bank after graduating from Chulalongkorn University with a Bachelor's degree in Accounting and earning his M.B.A. from Ohio University (U.S.A.). He managed project finance and became Manager of Corporate Department 4 where he was responsible for corporate lending to the energy and petrochemical sectors prior to his appointment to ITV Co., Ltd. in 1996 as that company's Managing Director and the Bank's representative. After completing his mission to divest the Bank's controlling stake in ITV, he returned to the Bank to resume his work with large corporate clients. He was promoted to the post of Executive Vice President in 2003.

3. MR. GRISH ATTAGRISH

Executive Vice President, Division Head, Corporate Division 2

Khun Grish graduated from Chulalongkorn University with a Bachelor's degree in Banking & Finance. He also holds an M.B.A. in Marketing from the same university. Khun Grish has broad experience in the field of corporate lending. He joined the Bank in 1981 as a credit officer and was appointed as Vice President of the Agriculture and Commercial Debt Department before his secondment in 1994 as Managing Director of SCB Advisory Service Co., Ltd., a subsidiary of the Bank. Khun Grish returned to the Bank in 1999 as Senior Vice President, Corporate Sector 6 and Senior Vice President, Corporate Division 2, in 2003 prior to assuming his current position as Executive Vice President, Corporate Division 2.

4. MR. CHARLIE WANNAWASU

Executive Vice President, Division Head, Japanese Division

Khun Charlie is an expert in managing Japanese client relationships. After graduating from Meisei University in Japan in 1973 and undergoing training at Sanwa Bank in Japan, he joined the Bank in 1974 as a credit officer. In 1981, he started working with Siam Cement Trading Co., Ltd. as a branch manager in Tokyo. Khun Charlie rejoined the Bank in 1988 and was promoted to the position of Executive Vice President, Corporate Division 1 in 1994 where he was responsible for lending to multinational companies and large corporates in the garment and automotive industries. When the Bank established a special Japanese Division in 2003, Khun Charlie was appointed to head this division.

5. MRS. PASPUN SUWANCHINDA

Executive Vice President, Division Head, Business Banking Division

After completing her undergraduate studies in Business Administration from Kasetsart University and graduate studies in Economics from Middle Tennessee State University (U.S.A.), Khun Paspun joined SCB as a credit officer in 1976. She was Branch Manager of Thanon Wittayu Branch during 1983-1990. She returned to the Head Office and was appointed Deputy Manager of Corporate Department 3 (1990-1991). Khun Paspun then resigned from the Bank to become Managing Director of Dynamic Eastern Finance Thailand Co., Ltd. After rejoining the Bank in 1992, she was General Manager of the Bank's Chicago Branch and Los Angeles Branch for six years. Prior to her current appointment as Executive Vice President, Business Banking Division (previously called the SME Division), in 2002, Khun Paspun was Manager of Corporate Department 4 where she was responsible for corporate lending to companies in the telecommunication and petrochemical industries.

6. MR. SOMCHAI SANYALAKSIRI

Executive Vice President, Division Head, Business Products Division

Khun Somchai has extensive experience in money and capital markets, as well as international business. After completing his Bachelor's degree in Economics at Kasetsart University and a Master's degree in the same field at the University of Kansas (U.S.A.), he joined the Bank's Treasury Department in 1981 before assuming responsibility for foreign branches. He was Deputy General Manager of the Bank's London Branch for 3 years and then served as Manager of the International Banking Facility Office at the Head Office. Khun Somchai was appointed Senior Vice President of the Treasury Department in 1994 and Senior Vice President of the Capital Market Department in 1999. In 2002, he was promoted to Executive Vice President with responsibility for the Bank's retail business. He is currently Executive Vice President, Business Products Division, where he is responsible for product and service development for the Bank's corporate clients.

7. DR. VEERATHAI SANTIPRABHOB

Executive Vice President, Division Head, Corporate Bank-Strategic Planning Division

Dr. Veerathai received his Bachelor's degree (First Class Hons.) in Economics from Thammasat University as well as a Master's degree and a Ph.D. in Economics from Harvard University (U.S.A.). Prior to joining the Bank, Dr. Veerathai spent four years as an economist at the International Monetary Fund in Washington, DC, and two years with the Ministry of Finance as a Co-Director of the Policy Research Institute, Fiscal Policy Office. Dr. Veerathai joined the Bank in 2000 as a Vice President in the Corporate Planning Department. Subsequently, he headed the Equity Investment Division that manages the Bank's equity investments. Dr. Veerathai is currently an Executive Vice President and the head of the Strategic Planning Division of SCB's Corporate Bank which is responsible for designing strategies for corporate and SME clientele.



From Left to right

Mr. Na Bhengbhasang Krishnamra
EVP, Division Head, Sales and Service Division

Mr. Praves Suttirat
EVP, Bangkok Branch Network

Mrs. Kannikar Chalitaporn
Director & SEVP,
Group Head, Retail Banking Group

Mr. Pradeep Kumar Roy
EVP, Division Head, Products and Marketing Division

Mr. Permpoon Krairiksh
EVP, Division Head, Retail Credit & Business Support Division

EXECUTIVES OF RETAIL BANKING GROUP

1. MRS. KANNIKAR CHALITAPORN

Senior Executive Vice President, Group Head, Retail Banking Group

Please refer to page 9 for Mrs. Kannikar's profile

2. MR. NA BHENGBHASANG KRISHNAMRA

Executive Vice President, Division Head, Sales and Service Division

Khun Na Bhengbhasang holds a Bachelor's degree and a Master's degree from University of Pennsylvania (U.S.A.). He has been with the Bank since 1971 and has extensive experience in the management of local and foreign branches. He was Manager of the Bank's Los Angeles Branch in 1984 and Manager of the International Banking Department during 1987-1993. Khun Na Bhengbhasang was responsible for consumer lending and was subsequently appointed to the post of Executive Vice President of the Consumer Banking Group in 1994. In consumer lending, he played a leadership role in making the Bank the leader in the mortgage lending segment. Prior to assuming his current position as Executive Vice President of the Channel Management Division or the Sales & Service Division, he was responsible for the Bank's Special Assets Division. His current responsibilities span the entire domestic branch network, as well as the Bank's sales and services points in the field of retail banking.

3. MR. PRADEEP KUMAR ROY

Executive Vice President, Division Head, Products and Marketing Division

Khun Pradeep holds a Bachelor's degree in Mechanical Engineering from Institute of Technology, B.H. University, Varanasi in India, as well as post graduate diplomas from Monash University (Australia) in the fields of Information Technology and Business Management. He is a fellow of the Financial Service Institute of Australasia and a Fellow of the Australian Institute of Management. Before joining the Bank in late 2004, he served as General Manager Cards at the Bank of New Zealand. Concurrently, he was the Chairman of Visa New Zealand Limited, as well as a board member of Visa Asia Pacific Board and Loyalty New Zealand Limited. As an experienced banker, he has a comprehensive knowledge and extensive experience in consumer finance, credit cards and payments.

4. MR. PERMPOON KRAIRIKSH

Executive Vice President, Division Head, Retail Credit & Business Support Division

Khun Permpoon has extensive experience in credit lending. After graduating from Boston University (U.S.A.), in 1975 he joined the Bank's Centralized Credit Department before moving to the International Trade Department. Subsequently, he became the Head of the Credit Division at the Bank's Talad Noi branch. Then he moved back to the Head Office where he joined the Credit and Marketing Department and was responsible for large manufacturing and services sector clients. In 1994, Khun Permpoon was appointed to the post of Executive Vice President that put him in charge of agricultural and commercial credit. He later went on to develop relationships with large corporates, and following that was responsible for the Bank's consumer loan business. In 2002, Khun Permpoon was appointed Executive Vice President of the Special Assets Group, where he was responsible for managing the Bank's non-performing loans (NPLs) portfolio. In January 2006, after achieving success in reducing the Bank's NPLs, Khun Permpoon moved to head Retail Credit & Business Support Division that is responsible for lending to retail customers.

5. MR. PRAVES SUTTIRAT

Executive Vice President, Bangkok Branch Network

Khun Praves has worked for the Bank for 35 years. He joined the Bank after graduating from Chulalongkorn University with a Bachelor's degree in Accounting. He has extensive experience in branch network management. He was manager of the Talad Noi branch, Siam Square branch, Siriraj branch, and Bang Lumpu branch and was a Vice President of the Bank's New York Agency. Khun Praves was appointed as Regional Business Center Manager in 2002, and Area Manager and Network Manager in 2003. In 2005, Khun Praves was appointed as Executive Vice President, Bangkok Branch Network where he is responsible for the policy and management of the Bank's branch network in Bangkok.



EXECUTIVES OF SHARED SERVICE UNITS AND OTHERS

1. MRS. CHANTIMA CHATURAPHAT

Executive Vice President, Group Head, Special Assets Group

Khun Chantima holds a Bachelor's degree in Accounting from Chulalongkorn University and an M.B.A. from Central State University (U.S.A.). She began her career with the Bank as a credit officer and later served as a branch manager for 10 years. In 1990, she moved to the Head Office to manage lending to large corporates and the commercial segment. In her position as Manager of Corporate Department 5, she was responsible for the real estate and construction sectors. In 1999, she was appointed to the posts of Executive Vice President of the Bank's Credit Card Division and President & CEO of SCB Business Services Company Limited. In 2002, she became responsible for the development of all of the Bank's retail products and related business volume. As Executive Vice President of Corporate Division 3, she was responsible for institutional and corporate customers in the commercial and consumer product sectors. In January 2006, Khun Chantima was appointed as Executive Vice President Special Assets Group, responsible for managing the Bank's non-performing assets.

2. MR. CHARAMPORN JOTIKASTHIRA

Executive Vice President, Group Head, Business Cash Management Group

After receiving a Bachelor's degree in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology (U.S.A.) and an M.B.A. from Harvard Graduate School of Business Administration (U.S.A.), Khun Charamporn worked in the technology sector in the United States for four years. He began his career with the Bank in 1985 as a manager in the fields of technology, treasury, and credit. Khun Charamporn was Managing Director of the Bank's subsidiaries: SCB Asset Management in 1992, Thai Thamrong Finance Company in 1994; and President and CEO of SCB Securities in 1995 prior to returning to the Bank as Executive Vice President, Risk Management in 1999 and Chief Information Officer in 2001. When the Bank set up its Business Cash Management Division in 2002, he was appointed to head this strategic division.

3. DR. PAKORN PEETATHAWATCHAI

Executive Vice President, Division Head, Treasury Division

Dr. Pakorn graduated from King Mongkut's Institute of Technology at Ladkrabang with a Bachelor's degree in Engineering. He also earned a Master's degree in Business Administration from University of Wisconsin (U.S.A.) and a Ph.D. in Finance & Economics from Boston University (U.S.A). He is a specialist in the treasury business, especially Structured Products. Dr. Pakorn joined the Bank in 1999 as a Vice President, Treasury Division. He was Senior Vice President of the Treasury Division during 2002-2005. In 2005, Dr. Pakorn was appointed as Executive Vice President, Treasury Division where he is responsible for products and services covering foreign exchange, money market,. fixed income and derivatives.

4. MR. YOKPORN TANTISAWETRAT

Executive Vice President, Chief Risk Officer

Khun Yokporn has been with the Bank for over 28 years after earning his Bachelor's degree and Master's degree in Economics from Chulalongkorn University and Thammasat University, respectively. His work experience covers the areas of economic research, credit, and capital markets. Currently, Khun Yokporn serves as Chief Risk Officer responsible for developing risk management as a core competency for the Bank.

*Khun Yokporn was appointed as Senior Executive Vice President on March 1, 2006.

From left to right

Mrs. Kannika Nagmsopee
EVP, Chief Financial Officer

Mr. Adrian Seow Chin Hwee
EVP, Group Head, Operations Group

Mr. Charamporn Jotikasthira
EVP, Group Head, Business Cash Management Group

Dr. Amarit Laorakpong
EVP, Division Head, IT Solution Delivery Division

Mrs. Chantima Chaturaphat
EVP, Group Head, Special Assets Group

Dr. Pakorn Peetathawatchai
EVP, Division Head, Treasury Division

Mr. Yokporn Tantisawetrat
EVP, Chief Risk Officer

Mrs. Sutharnthip Phisitbuntoon
EVP, Chief Credit Officer

5. MRS. SUTHARNTIP PHISITBUNTOON

Executive Vice President, Chief Credit Officer

Khun Sutharntip graduated from Chulalongkorn University with a Bachelor's degree in Economics (First Class Hons. with a gold medal). She also holds a Master's degree in Economics from Thammasat University. Khun Sutharntip joined the Bank as an economist in 1978 before moving to a credit related position in 1992. Her experience spans the fields of economic research and planning, industrial and service credit analysis, as well as lending to both SMEs and large corporates in addition to foreign exchange and remittances. In 2001, she was Senior Vice President of the Credit Risk Management Division where she was responsible for credit risk management. In mid-2004, she assumed her current position as Executive Vice President, Chief Credit Officer.

6. DR. AMARIT LAORAKPONG

Executive Vice President, Division Head, IT Solution Delivery Division

Dr. Amarit has extensive skills, knowledge and experience in data management and IT solution technology. Dr. Amarit holds a Bachelor's degree in Computer Engineering from Chulalongkorn University as well as a Master's degree and a Ph.D. in Engineering from Tokyo Institute of Technology (Japan). Prior to joining the Bank, Dr. Amarit worked in the field of computer system management both in Thailand and Japan. Dr. Amarit joined the Bank in 1996 as Vice President of the Applied Technology Office. He was Senior Vice President of the Information Technology Planning and Management Division during 2002-2005. In 2005, Dr. Amarit was appointed as Executive Vice President, IT Solution Delivery Division. He also heads the Data Management Division of the Bank.

7. MRS. KANNIKA NGAMSOPEE

Executive Vice President, Chief Financial Officer

Khun Kannika holds a Bachelor's degree (Hons.) and a Master's degree in Accounting and a Bachelor's degree in law from Thammasat University. She also holds a Master of Management from Sasin Graduate Institute of Business Administration, Chulalongkorn University. Prior to joining the Bank in 2001, Khun Kannika held various executive positions at a foreign bank in Thailand, an international organization, and other financial institutions. Her past experience spans the fields of accounting, finance, auditing, and general management. During 1982-1992, she worked for Chase Manhattan Bank (Bangkok Branch) as Country Financial Manager and Controller, and Country Administrative Officer, respectively. Following that, she was Assistant Managing Director at Finance One PLC and Chief Financial Officer at Sithe Pacific Development L.L.C. in 1998. Khun Kannika was the Bank's Executive Vice President of the Audit Group prior to being appointed as Chief Financial Officer in 2004.

8. MR. ADRIAN SEOW CHIN HWEE

Executive Vice President, Group Head, Operations Group

Khun Adrian has 20 years of operational experience with Citigroup, the last 7 years being spent with Citibank Thailand. He has extensive experience in both retail and corporate banking operations with Citigroup's operations in Singapore and Thailand. His past management responsibilities cover process reengineering and re-design, centralization and re-stacking, system integration and automation, as well as outsourcing and strategic cost management. Prior to joining the Bank, he concurrently held the posts of Senior Country Operations Officer and Credit Operations Director of Citibank Thailand's Global Consumer Group. Khun Adrian joined SCB in December 2004 as Executive Vice President, Head of Operations Group. He holds a graduate Diploma in Banking & Finance from the Institute of Banking & Finance (Singapore).

THE THAI ECONOMY IN 2005 AND THE OUTLOOK FOR 2006

MACROECONOMIC DEVELOPMENTS IN 2005

Despite the traumatic aftermath of the tsunami disaster at the start of the year, the Thai economy continued to show its resilience to internal and external pressures and maintained a satisfactory, albeit slower, growth rate of 4.5% in 2005 compared with 6.1% in 2004. The internal and external pressures particularly higher oil prices, avian flu outbreaks, continued violence in the South, prolonged drought, and rising interest rates were stronger during the first half of the year and the rate of economic growth much slower than what had been anticipated. During the second half of the year the rate of economic growth improved as the economy adjusted to some of these pressures and as some of these negative pressures eased. The second half of the year also saw: a) an easing of the drought problem; b) a rise in exports of electrical goods in response to increased international demand; and c) an improvement in the services account on the back of the traditional peak tourist season, especially in the final quarter of the year.

To a large extent other macro-economic indicators remained within an acceptable range. The persistent concern during the year was with headline inflation, which rose to 4.5% from just 2.7% in the previous year. However, this sharp increase in inflation was mainly attributable to the escalating price of oil. Together with the drop in agriculture exports in the first half of the year, this caused a current account deficit of US$ 3.7 billion (2.2% of GDP) – the first time this has occurred since 1997. In addition, the main economic impact of the tsunami disaster was a 2.5% decrease in the number of tourist arrivals as compared with the 16.5% increase recorded in 2004. This resulted in a 10% reduction in the services account surplus. On the positive side, the unemployment rate fell to a low of 1.7% versus 2.1% in 2004.

The average value of the Thai Baht in 2005 was relatively unchanged from 2004 at around Baht 40.29 to the US dollar. Overall, the Baht moved in line with regional currencies. For the first half of 2005, amidst a multitude of negative factors, the Baht depreciated from Baht 38.74 to the US dollar in January to Baht 41.67 in July. Subsequently, it strengthened during the second half of the year as economic conditions improved.

On the supply side, despite the slow down in the agriculture sector, industrial output continued to expand. In 2005, agriculture production declined by 3.1% due to the prolonged drought. Nevertheless, farm incomes rose by 20.2% as a result of more favorable prices, thus cushioning the shock to the rural sector. The Manufacturing Production Index (MPI) increased by 9.2% and the capacity utilization rate rose slightly to 72.6%, edging close to the pre-crisis peak level of 76.7% in 1995-1996.

On the demand side, Private Consumption (PC) expanded by 0.6% despite an increase in the cost of living caused by both the rise in oil prices and higher interest rates. The rate of growth in Private Investment (PI) slowed to 8.6% when compared with the previous year due to a decline in the production of textiles, food, leather, and electrical appliances. Production in export-related industries remained strong, particularly in the electronics sector during the second half of the year. Government investment expanded by 11.5%, largely because of the on-going construction of Bangkok's new international airport. Also, government consumption increased by 12.8% when compared with 2004.

Monetary conditions in 2005 tightened significantly following the repeated increases in the Bank of Thailand's policy interest rate that rose from 2% per annum at the beginning of the year to 4% per annum by the end of the year. Looking ahead, the cycle of increases in the monetary policy interest rate is expected to continue until the second quarter of 2006, largely due to inflationary pressure and the negative real interest rate level. The upward adjustment in the policy interest rate was followed by a lagging adjustment in commercial banks' benchmark interest rates in the second half of 2005 as excess liquidity in the financial system was absorbed.

OUTLOOK FOR 2006

At the time this report was written the outlook for the economy in 2006 was fair-to-good with GDP growth of between 4.5% and 5.5%. The main growth drivers are expected to be public-sector investment, exports, and private investment. The agriculture and tourism sectors are forecasted to improve substantially from 2005 as the impact of the drought, the tsunami disaster, and bird flu are expected to recede. Meanwhile, Private Consumption (PC) is expected to expand by 4-5%, despite prospects for higher interest rates and a rise in the higher cost-of-living following the improvement in consumer sentiment. Concurrently, Private Investment (PI) is expected to increase by around 12% over the previous year, supported by the government's investment promotion program and its package of mega projects that should result in about Baht 290 billion in capital expenditure in 2006 alone. Clearly, given the magnitude of the governments planned investment, there is a risk to the projected economic growth levels if these mega-projects are delayed. Moreover, the political uncertainties that emerged in the first quarter of the year make such delays more probable.

In terms of the external sector, the current account is expected to again record a deficit (estimate at US$ 3.0 to US$4.0 billion). In large measure the deficit is forecast to arise from imports related to the implementation of the government's mega-projects. In term of exports, however, the outlook remains favorable. Exports of manufactured goods should continue to expand as indicated by the ISM new orders – a leading indicator for the demand of industrial goods. Furthermore, as the drought problem abates and the EU renews GSP privileges to Thai exporters, agricultural exports likely to accelerate in 2006. The major downside risk for Thai exports comes from competition from lower-cost producers such as China and Vietnam. Lastly, thanks to the government's "Grand Invitation" campaign and with complete restoration of the tourism infrastructure in the six Andaman provinces, the number of tourist arrivals is expected to exceed 15 million in 2006.

The major risks to economic growth relate to both domestic and external factors. External risks include continued high volatility of oil prices and the global economic slowdown, particularly in the United States and China. Other external risks include tensions arising from the growing global trade imbalance and the revaluation of the renmibi. These risks may adversely affect the country's exports, trade deficit, and the value of the Thai Baht. Domestic risks comprise a delay in the implementation of the government's mega-projects, continued interest rate increases, growing unrest in the South, mutation of the bird flu virus into some form of pandemic, and sustained political instability.

INDICATORS	2004	2005^E	2006^F
GDP (%)	6.1	4.5	4.5-5.5
Exports (%)	23.0	18	9.0-12.0
Imports (%)	26.9	26	8.0-10.0
Current Account (US$ billion)	73	-4.0	(-3.0)-(-4.0)
Inflation (%)	2.7	4.6	3.5-4.5

INDUSTRY AND COMPETITIVE OUTLOOK

INDUSTRY AND COMPETITIVE OUTLOOK

A major new development during the year was that the number of commercial banks in Thailand increased from 12 banks at the end of 2004 to 15 at the end of 2005. Four new banks – 3 with a full banking license and 1 with a retail bank license - were established following the implementation of the Bank of Thailand's Financial Sector Master Plan for the development of the financial sector. One banking license was returned following a merger between two existing banks. Clearly, with an increasing number of players, competition is expected to intensify in the future. The Bank remains confident of its ability to both increase market share and profitability in the years ahead despite new competition.

As a whole the banking sector's financial performance improved significantly during the year. Aggregate net profits reported by commercial banks grew to Baht 92,846 million, an increase of 19.0% when compared with 2004. The two major factors for the increase were the higher interest and dividend income from banks' growing loan portfolio and the higher interest rates available in the money market and the increase of fees and service income.

The commercial banking system recorded an increase in net lending of 8.7% year-on-year to Baht 4,652,357 million, mainly arising from strong growth in both consumer loans and mortgage lending. Also, manufacturing and commercial loans increased at a modest rate on the back of healthy economic growth. On the other hand, loans related to property development declined marginally due to slackening demand in certain property segments. Notwithstanding the growth that was achieved, competition in the banking industry continued to intensify in almost all sectors. At the same time, all banks faced fierce competition from non-banks which have more operational latitude in terms of the lending product they can offer their customers.

Deposits with the commercial banking system rose to Baht 5,597,559 million but the rate of deposit growth slowed to 5.5% when compared with 2004 as deposit interest rates remained lower than the inflation rate. Further, the Bank of Thailand increased its policy indicative interest rate (14-day repurchase rate) 6 times during the year (e.g. from 2% to 4%) and this left bond yields at a higher level than those offered by bank deposits. Consequently, many depositors switched their savings from commercial banks to government and state enterprises bonds and other fixed income funds. By contrast, the total asset value of fixed income funds more than doubled during the year.

With loans expanding at a faster rate than deposits, liquidity in the commercial banking system declined. As a result, commercial banks started to increase deposit rates from the second half 2005 in order to reduce the spread between deposit rates and the rising repurchase rate of the Bank of Thailand. Deposit rates were also increased in order to boost liquidity to support the demand for business lending. Consequently, the 3-month fixed deposit rates was increased from 1.00%-2.00% at the start of the year to 1.75%-3.5% by the end of 2005. Correspondingly, banks also raised their lending rates which pushed up the benchmark minimum lending rate (MLR) from 5.50%-6.70% at the start of the year to 6.50%-7.00% at the end of 2005.

Fees and service income increased 16.2% to Baht 49,946 million mainly due to the growth in business transaction volumes, especially service fees from transfers & collections, ATM services and electronic transactions. The proportion of non-interest income to interest and dividend income was 21:79 for the year.

As of December 31, 2005 non-performing loans (NPLs), which includes loans classified as substandard, doubtful and doubtful loss, amounted to Baht 461,075 million or 9.0% of total loans in the commercial banking system. This compares with NPLs of Baht 556,997 million (11.8%) at the end of 2004.

Looking ahead one significant challenge faced by the banking industry is the impending liberalization of the Thai financial sector planned under the FTA negotiations between Thailand and the USA. If successfully endorsed by both countries, Thai financial institutions will likely face new and stronger competitors – a challenge that can be met only through enhancing operational efficiencies, improving service quality, launching new products & services, and institutionalizing better risk management.

Commercial Banking System as of December 31, 2005 **(Bt million)**

	Commercial Banking System 2005	Commercial Banking System 2004	% Change	Siam Commercial Bank 2005	Market Share (%)
Assets	7,006,370	6,424,612	9.1%	807,749	11.5%
Shareholders' Equity	628,431	494,669	27.0%	97,695	15.6%
Net Loans	4,652,357	4,278,415	8.7%	555,805	11.9%
Deposits	5,597,559	5,306,309	5.5%	622,431	11.1%
Net Interest and Dividend Income	197,022	159,280	23.7%	24,989	12.7%
Fees and Service Income	49,946	42,999	16.2%	9,717	19.5%
Net Profits	92,846	77,998	19.0%	18,883	20.3%

Source: Bank of Thailand



Talad Noi Branch

PERFORMANCE AND PLANS

Business Overview and Major Development

OVERVIEW OF BUSINESS STRUCTURE

Siam Commercial Bank PCL is a major universal banking group in Thailand that provides its customers with a wide array of financial products and services that are delivered directly by the Bank itself or through one of its group or affiliated companies.

Well beyond the core financial needs of customers, such as through deposit and loan accounts, the Bank addresses the more complex needs of all customer segments. Retail services include mortgage and personal credit, ATM cards and services, debit and credit cards, currency exchange facilities, overseas remittances, as well as investment & bancassurance products. Corporate customers are provided with business cash management, treasury products, documentary credit, along with debt and capital market products such as financial services from the Bank's subsidiaries such as securities brokerage, asset management, financial consultation and investment banking.

The Bank has six business groups - **Corporate Banking** (serving corporate and SME clients), **Retail Banking** (serving individuals and small businesses), **Business Cash Management**, **Treasury**, **Private Banking**, and **Special Assets** (mainly NPL workouts). Also, the Bank has 5 major financial services subsidiaries - **SCB Securities**, **SCB Asset Management**, **Siam Commercial New York Life Insurance**, **Samaggi Insurance**, and **SCB Capital Services**. Collectively, the SCB group delivers universal banking products that span all customer and product segments.

The six business units are supported by six functional and support groups - **Human Resources**, **Information Technology**, **Risk Management**, **Operations**, **Finance and Audit**. In addition, the Bank has established a **Change Program Management Office** which facilitates group-wide strategic planning, monitors and supports its Six Sigma-related projects, and executes major initiatives that span all of the **Bank's business and functional areas**. Lastly, the Bank has a **Corporate Communication Office** and a **Board Secretariat & Shareholder Services Office**.

2005 PERFORMANCE HIGHLIGHTS

Many of the Bank's achievements in 2005 were outstanding and three deserve special mention. First, above **market average expansion of earning assets** during the year contributed to a considerable increase in both net interest and dividend income. Second, the Bank successfully maintained its **market leadership in various products and services**, resulting in a very significant increase in fee and service income from bancassurance, credit cards, debt & capital market, business advisory services, and corporate trust activities. Last but not least, **aggressive expansion** of its retail footprint strengthened the Bank's brand, fostered increased customer convenience, and increased customer wallet share from the sales generated by the additional outlets. In fact, this footprint expansion resulted in the Bank's branch and ATM network being recognized as the largest in Thailand at the end of the year – with 692 branches and 2,803 ATMs (that induced the addition of 130 new branches and 844 ATMs in 2005). Furthermore, all branches now incorporate the unique visual branding and modern interior design that has become a hallmark of the Bank in Thailand. In addition to its branch and ATM network, the Bank increased its number of nationwide foreign exchange booths to 106 – making it the largest provider of currency exchange services to tourists in the country. The Bank also increased its number International Trade Service Centers to 38 and these are located in all major commercial and industrial areas. This rapid expansion of its distribution capability has positioned the Bank to competitively grow its franchise in the years ahead.

On a bank only basis **net profit** for 2005 rose to Baht 18.9 billion from Baht 18.5 billion in the previous year despite the fact that in 2004 the Bank booked a one-time capital gain of Baht 8 billion on the disposal of non-core investments, as well as commenced payment of taxes amounting to Baht 607 million in 2005. The more appropriate comparison is **core profits** (defined as profit before provisions, income tax and excluding investment gains) which increased by 29% when compared with the previous year. This strong earnings performance exceeded the targets set by the Bank and attests to the Bank's continued success in almost every business area.

The Bank's asset base expanded at a **rapid pace**. The total **loan portfolio** (Bank only) rose by 8.7% in 2005, outperforming the target set for the year. Total normal loans (excluding NPLs) increased 14.7% thanks to dramatic growth in the retail segment. In addition, the SME segment showed strong performance throughout 2005. Meanwhile, the Special Assets Group's portfolio of NPLs contracted by 23.3% in 2005, reflecting diligent restructuring and work-out of the legacy NPLs that dated back to the economic crisis.


37%
42%
21%
Corporate
SMEs
Retails

*Remark: *Total loans above do not include NPLs.*

Total income in 2005 (Bank only; excluding one-time gains on the disposal of non-core investments of Baht 8 billion in 2004 and Baht 0.8 billion in 2005) soared 22.0% from the previous year, driven by strong growth in lending and fee income in all customer segments. The Bank's net interest and dividend income to non-interest income ratio (excluding gains on investments) stood at 64:36, similar to the previous year's ratio. The exceptional 2005 operational results


36%
64%
Net Interest and Dividend Income
Non-interest Income

culminated in an outstanding 21.0% return on shareholders' equity.

In addition to driving financial performance, the Bank made a strong push in the areas of product innovation and market leadership in its major product categories. These new or enhanced products were sold through coordinated sales promotions and campaigns to reach diverse customer segments. Major product related achievements in the year were as follows:

- SCB Platinum Card: The SCB Platinum credit card is a privilege-packed offering to premium customers. Launched with a glossy limited edition campaign in the latter half of 2005, about 100,000 cards were issued in 2005 alone, making this card the undisputed market leader in this lucrative and important market segment.
- SCB • SMS: The SMS transaction alert service is the first of its kind in Thailand. This service provides an automatic transaction alert for all credit card transactions or balances exceeding a predetermined monetary threshold. This free-of-charge value-added service helps put the customer's mind at ease that their card has not been compromised, and at the same time reduces the Bank's potential losses from card- related fraud.
- Laser ATM: Many of the SCB ATMs have been equipped with a laser scanner that reads the bill payment instructions through a quick scan of the standard barcode on most bills. This service increases customer convenience for bill payment using the Bank's ATMs – the largest ATM network in Thailand. Customers who regularly use ATMs have found this new service a convenient way to pay for water, electricity, telephone, credit card and other household bills.
- Flight bookings via ATM: In association with the budget carrier Nok Air and other partners, the Bank launched the world's first ATM-based flight booking and payment solution. This service highlights the new capabilities of the Bank in its systems and operations area.
- "Chao Sua Noi" SME product: This new product was launched to provide quick credit facilities to high-potential SME entrepreneurs. The new product is designed to boost the Bank's SME customer base by enhancing access and reducing customer cost.
- Factoring: The factoring service was launched by the Bank in response to the Bank of Thailand's directive to encourage banks to make funds available to SMEs – both to boost their liquidity and working capital. A major focus of this product category is to reach out and provide a seamless credit service to major supply chains in the country.
- Underwriter of the first Baht bonds: The Bank, together with another financial institution, acted as the joint underwriter for the Thai Baht bonds issued by the Asian Development Bank (ADB). This first Baht bond issue by a multilateral financial institution marked a milestone in the internationalization of Thailand's bond market. Also, the Bank co-managed, with another institution, the Japan Bank for International Cooperation's inaugural issue of its 5-year Thai Baht bond worth Baht 3 billion.
- Cooperation agreement with the China Exim Bank The Bank entered into an exclusive agreement with the Export-Import Bank of China (China Exim Bank) to be its designated Thai financial institution that provides financial support to Chinese-Thai joint undertakings, including raising Baht and Yuan currency funds for Chinese-Thai investment projects that are supported by the two governments. In addition, through this agreement the Bank will provide export and import credits, international settlement, and documentation services to facilitate Thai business activities in China.

PLANS FOR 2006

The Bank will continue to develop strategies that facilitate the attainment of its vision to be "the bank of choice for customers, shareholders and employees". In particular, it will continue to initiate efforts that will lead to the SCB financial services group emerging as the Premier Universal Bank in Thailand. As last year, the Bank's core strategies are clustered around a three-pronged push - Building Business, Building Quality, and Building People.

Under the Bank's Building Business strategy the focus will be on acquiring new corporate customers in target markets, implementing a new business model to substantially improve the Bank's market share in the SME segment, and maintaining the Bank's market leadership position in the retail segment through continued network expansion and the launch of new or enhanced products. In addition, the Bank will increase its the leverage from the combined SCB financial services group by bringing to the market compelling value propositions based on its universal banking franchise. The underlying aim is to provide above average growth to in both margin and fee based products.

In Building Quality the Bank will continue to focus on delivering the best service quality in the market despite its rapid growth. A large part of these efforts are already underway and are centered around the Six Sigma methods and measurements that the Bank has started to apply to dramatically reduce the error rate within its major processes so that the process quality is at or near the Six Sigma level. These efforts will be emphasized during 2006 and are expected to be reflected in very high levels of customer satisfaction, lower costs, and greater customer engagement.

Building People will focus on nurturing leadership and a competitive spirit among employees, creating a supportive learning environment, and reinforcing employee engagement. The Bank recognizes that its long-term success can only be attained with the support of its employees and development of their capabilities.

In addition to the above strategies the Bank will prepare for the migration to the new Basel II framework, improve its processes for the management of liquidity and interest margins in a volatile business and political climate, as well as continue to contain costs within acceptable levels. Also, the Bank plans a major upgrade to its internal and external communication capabilities.

As in previous years, many of the new initiatives are conceived within and executed under the transformational Change Program of the Bank. This Program has moved from building a solid foundation, to nurturing growth, and now seeks to achieve a sustainable market differentiation. The initiatives under the Change Program form the foundation of the Bank's capability building efforts.

In 2006, the Bank has set challenging business goals. These can be summarized by the following key financial targets for 2006:

- Return on equity of 15.7% (after tax)
- Loan growth of 10% - with a normal loan growth target of 15% (excluding NPLs)
- Operating cost to income ratio of 51%
- NPLs below 7%

Talad Noi: 1908-1971

In 1908, the newly formed Bank moved from its modest premises at Ban Mor to the grand specially built premises at Talad Noi, which at the time was a bustling commercial district. Concurrently, the bank invested in modern facilities and equipment at this new head office to expedite services for its customers' convenience.

Siam Commercial Bank's operations expanded at a fast rate over the next few decades - in particular through growth of its branch network. The Bank introduced branch-banking concepts to Thailand and, in turn, this nurtured business expansion outside the main business district of Bangkok to all other parts of the country.



Talad Noi Branch

On October 16, 1912 the bank opened Ta Nam Rachawong Branch, the first branch in Bangkok. After the completion of the extension of the southern railways line to Toong Song, Nakorn Sri Thammarat, the Bank opened its first, and the first for a Thai bank, regional branch in Toong Song in 1920. The Bank opened a branch in Chiang Mai in 1927 and in Lampang in 1930.

The branch banking system facilitated the operations of the country's embryonic monetary and fiscal systems, provided money transfer facilities in the upcountry areas, and allowed the mobilization of funds for the development of agriculture, trade, and industry in each region.

On January 27, 1939 the Bank's Thai name was changed from Borisat Bank Sayam Gummajon Thun Jumgud (Siam Commercial Bank) to "Thanakarn Thai Panich Jumgud (The Siam Commercial Bank).



Chiang Mai Branch



Signing ceremony of the cooperation between the Siam Commercial Bank and The Export-Import Bank of China

CORPORATE BANKING GROUP

The Corporate Banking Group is a major component of the Bank's Premier Universal Bank concept. The Group provides a full range of credit and fee-based products to major corporations, public sector entities, medium-to-small sized enterprises, and financial institutions. The aim of the Group is to be the financial partner of leading businesses in all key industries and, at the same time, to significantly enhance its market share in the medium-to-small sized enterprise in the general business sector.

2005 Performance Highlights

During the year, the Group increased its overall lending by more than Baht 76 billion – a well above industry average 9.3 percent year-on-year increase – and its aggregate lending volume reached Baht 346 billion. In part, this increased volume was achieved through aggressive marketing to its existing client base of over 3,200 customers in the corporate and institutional sector and about 27,000 firms in the general business sector. In addition, Baht 48 billion in credit facilities were provided to new clients. Throughout 2005, the Group had also played a significant roles in assisting clients to overcome short-term difficulties caused by unexpected adverse events, including the provision of special credit facilities for clients affected by the tsunami, flood, instability in the southernmost provinces, and the bird flu epidemic.

The Corporate Banking Division serve clients in the corporate sector, including financial institutions and public sector entities. A full range of financial services, provided by business units in the Bank and its subsidiaries, are offered and arranged by relationship managers who have in-depth knowledge of the clients' business and financial requirements. Accordingly, financial products and services are tailored in a way that best fits the unique requirements of each client. The Bank is a key provider of credit to major industries, including construction, real estate, telecommunications, power plants, agro-industries, infrastructure providers, and hotels. A number of infrastructure-related projects supported by the Bank will help secure Thailand's energy security, strengthen the country's competitiveness, and/or improve the standard of living of the people at large. In 2005, the Bank extended its services to cover Thai business investments in China and Chinese business investments in Thailand, and entered into a cooperation agreement with the Export and Import Bank of China. This new agreement, unique among Thai banks, will provide a foundation for the Bank to support the expected increase in business flow between the two countries.

The Business Banking Division serves general business customers through a nationwide network of 41 Business Relationship Centers (BRC) and 25 satellite centers. Again, customer services are managed by relationship managers who have a deep knowledge of the client they serve as well as the local community. The Division achieved impressive growth of 14.7 percent during 2005. Some of its other achievements were:

- shortening the loan approval cycle time through redesigning the loan origination process;
- introducing new financial products that provide better financial management capabilities to business owners;
- launching a credit-life insurance product to cover long-term loan and working capital – marking the first time that this type of products has been offered to business owners by a bank in Thailand; and
- supporting the growth of clients' businesses through active advisory service and knowledge sharing programs.

A New Strategic Planning Division of the Group was established in 2005 to develop new businesses through identifying new market and product opportunities for both the Corporate and Business Banking Divisions. Since its establishment, this Division has led the efforts to segment the Group's customers so that services can be better bundled and tailored to the specific needs of each segment. This Division has also organized regular promotional and educational events to enhance communications to the Group's customers.

A Business Products Division is responsible for the development of new financial products/services, as well as enhancing the existing products. In addition, it provides specialist sales support to the relationship managers, when required. Its activities are organized around two broad product areas:

- **Trade finance related products.** SCB provides trade finance services through 38 International Trade Service Centers which are located throughout the country, particularly in heavily industrialized areas. In 2005, the Bank played a substantial role in supporting Thailand's international trade activities. International trade transactions facilitated by the Bank increased by 26.9 percent with the total transaction volume amounted to over Baht 800 billion.
- **Financial market products.** SCB is the market leader and has the largest market shares in debt underwriting and custodian service. Trustee and registrar services are also offered to institutional and fund management clients. In 2005, the Bank underwrote 29 issues amounting to around Baht 89 billion, commanding a market share of 24.0 percent. The bank also underwrote the first Baht bond issue for an international organization as well as the largest ever securitized bonds backed by auto hire-purchase receivables. The offerings were a major market success.

Plans for 2006

The Corporate Banking Group plans to enhance its **growth momentum** and, specifically, to increase its net loans by around Baht 40-43 billion in 2006, or around 11.5-12.5 percent increase. A significant component of this increase will come from the general business segment. The major target industries that will account for this increase are the large public-sector organizations, especially for infrastructure related projects, and the rapidly growing sectors including automobile and auto-parts, and agro related industries. In 2006, the Group plans to place special emphasis on **strengthening the skills** of its staff through rigorous skill development programs, mentoring, and new recruitment. This focus is required to support the growth of the Bank and to develop financial advisory capabilities so



Dr. Vichit Suraphongchai, Chairman of the Executive Committee received Bank of the Year Award 2005 from the Banker Magazine.

that the Bank can serve as a true partner for its business clients.

Another strategic thrust in the year ahead will be to launch proactive **marketing initiatives** pitched at new target customers. These will include;

- opening 7 more Business Relationship Centers in upcoming commercial areas to expand the geographic footprint for the general business segment;
- launching innovative financial and risk management products to meet the needs of the larger corporate customers in a more complex and volatile economic environment;
- increasing the use of electronic banking products by leveraging from the Bank's leadership in the implementation of best-in-class systems such as the advanced corporate internet banking solution, FX online trading, and trade online; and
- collaborating with key Bank subsidiaries, which hold leading market positions, to identify and develop joint products and services that will provide a compelling value proposition in the market place.

Finally, the Group will prepare for the implementation of a new and fully automated **loan origination system** by the end of 2006. This new system, which is developed using best practices in the competitive business lending market in the US, will provide a step-change improvement in the Group's capability to process new lending business in the years ahead.

RETAIL BANKING GROUP

The Retail Banking Group is perceived as the **flagship** business unit of the Bank. It services both individual customers and small businesses. The individual customers cover the mass market, the affluent, and *the high net worth segments. The group's* small business customers include traders, the self-employed and professionals with an annual turnover under Baht 20 million.

2005 Performance Highlights

- In year 2005, the Bank reached a major milestone by emerging as the **#1 Bank in terms of the retail footprint in Thailand – with both the largest number of branches and the largest number of ATMs.** In order to reach this landmark and further extend its distribution capability across the country, the Group added a record 130 new branches (23% growth) and 844 ATMs (43% growth) during the year. Of these, 112 branches now operate 7 days a week and fulfill the Bank's promise of "anywhere, anytime" banking. Further, most of these new branches are located in high traffic density locations such as shopping malls, commercial buildings, and industrial estates with natural customer catchments.
- *Complimenting the footprint expansion,* branch **customer service standards** reached a new height with more than 146 branches reaching a world-class standard - independently measured by The Gallup Organization using its Voice-of-Customer methodology and a global database of responses. This higher level of customer engagement is expected to generate significantly higher customer loyalty, greater wallet share, and sustainable future growth. Not only is this customer engagement standard another first in Thailand, but it also underscores the fact that rapid growth has been matched by dramatic improvements to service quality.
- Finally, the Retail Banking Group recorded another exceptionally **strong financial year**. The aggressive goals set for the year were exceeded and an impressive 25% revenue growth was achieved.

The above performance underscores a major unfolding success story and the Bank is proud of its achievements of its retail banking franchise in Thailand. Other highlights of this very successful year were:

- **Mortgages:** The Bank is the **#1 mortgage lender** among the commercial banks in Thailand. In 2005, with the backdrop of a highly competitive market, the bank's market share increased by about two percentage points to an enviable 30%, and its total mortgage outstanding balance increased by 19%. This was achieved, in part, through increasing its alliances with major property developers and, in part, through the use of a committed on-site direct sale teams throughout Thailand.
- **Bancassurance:** The Bank strengthened its **#1 market position** by further *increasing its market share in the* bancassurance market– a market which it is widely credited as nurturing in Thailand only a few years ago. The Bank now has a dominant 55% market shares among the leading commercial banks. With a strong cross-selling focus and a large and growing number of targeted campaigns, the Group achieved 42% growth in fee income, which rose to a record Baht 1.5 billion during the year. The Bank's successful bancassurance model is now considered best practice and is being emulated by others in the industry.
- **Credit Cards:** The Bank continued to build on its success story in credit cards and reached the **#1 position in card numbers** among the commercial banks. The Bank increased the number of cards it has issued to over 1.4 million and, at the same time, achieved 33% growth target in cardholder spending.

Of special note was the incredibly successful launch of the new **platinum card**. Anchored on a high profile integrated launch campaign in September, the card was an instant success with Thai consumers, creating unprecedented demand for this market leading premium product. In fact, in just a few months since its launch, the SCB Platinum card has become, by far, the largest platinum portfolio in Thailand and provides palpable evidence of the Bank's superior execution capabilities.

In parallel with the growth in credit cards, the number of **debit** and **ATM** cards also increased by 23% to reach 5.4 million.

All in all, these achievements during the year have propelled the Bank to a leadership position in the cards *marketplace in Thailand.*

- **Mutual Fund:** The Bank achieved dramatic growth in this product category and increased the total funds under management by 157% to Baht 115 billion. **This performance catapulted the Bank's market share from a #5 position in 2004 to number #2 position in 2005** – again, achieved in an intensely competitive market. The underlying reason for this major success lies in its superior execution capability – in this context, through harnessing a strong cross-selling effort by almost the entire branch network, as well as by introducing products that provide a simple yet compelling value proposition.
- **Easy Call Center:** During the year there was a strong focus on enriching the overall customer experience at the call center, through substantial enhancement of its systems. As a result, not only was the center able to handle more incoming calls (productivity increase of about 30%), but it was also able to significantly reduce the average waiting time before a customer call was answered by an agent. Of note was the recent independent survey by The Gallup Organization, which **ranked the Bank as #1 among the call centers operated by Bank's in Thailand.**

Plans for 2006

The Retail Banking Group has ambitious plans to maintain its growth momentum in 2006 and further extend its market share in Thailand, despite the competitive pressures from existing and new entrants.

Key to this ambition is the drive **to provide the best customer service level** in the country - as measured *independently by The Gallup Organization.* In turn, this goal can only be accomplished by building superior capabilities and nurturing employee commitment. In fact, *it is through this accelerated capability* building that the retail business will retain customer loyalty, foster real differentiation in a crowded space, and provide sustainable growth and profitability. In



Khunying Jada Wattanasiritham with Best Retail Bank in Thailand Award from the Asian Banker this context, the Bank aims to continue its journey to attain a world-class customer and employee engagement level - as will be independently measured by The Gallup Organization using their global database.

Major elements of the Plans for 2006 are as follows:

- **Mortgages:** Further grow market share to increase its lead as the #1 mortgage provider in Thailand among the commercial banks, and at the same time improve yield and portfolio asset quality.
- **Bancassurance:** Strengthen the Bank's dominating #1 market position with particular emphasis on acquiring new customers and launching exciting new products that meet with the needs of specific consumer segments.
- **Credit Cards:** Sustain the #1 leadership position by continuing to grow both the credit card customer base and cardholder spending with a strong focus on portfolio profitability, and new product launches. At the same time, the Group will continue to increase the number of Debit/ATM cards at the same accelerated pace as 2005.
- **Consumer Finance:** In 2006 the Group will launch new Consumer Finance products to significantly increase its loan portfolio and market share in this segment. The broad aim for this product group is to provide a significant new source of revenue growth in 2006 and beyond.
- **Risk Management:** Two major initiatives are planned to enhance the Group's overall risk management capabilities. First, a new and sophisticated fraud management system will be implemented to dramatically reduce the losses stemming from fraud in the credit and debit cards product area. Second, existing credit risk management processes will be redesigned through the development and use of behavior based scorecards to improve overall portfolio quality.
- **Footprint expansion (branch and service outlet growth):** The group will endeavor to maintain its #1 position in Thailand. It will continue to expand its distribution strength by opening new branches and foreign exchange kiosks as well as installing new ATMs. The underlying aim is to increase customer convenience (branch location is cited as the #1 factor by customers in selecting a Bank), grow its customer base in the retail market, and provide the highest market visibility.
- **Easy Call Center:** In recognition of the growing customer preference for electronic channels – both interactive voice response and agents - the Bank will further upgrade its systems in this area to provide additional features and peak-time capacity.
- **Six Sigma and service improvement:** The Group will build on the process *improvement efforts of previous years* by improving both service cycle times and reducing, if not eliminating, the error rates.

Ultimately, the drive for excellence and profitability in retail banking lies with the **people** who work in the Group. Accordingly, together with the Human Resource Group of the Bank, the Retail Bank Group will continue to invest in developing the core skills of its retail employees through a broad range of programs. At the same time it will engender deeper employee engagement at all levels and fine-tune the new performance management systems to drive consistently high performance across the board.

BUSINESS CASH MANAGEMENT GROUP

The Business Cash Management (BCM) Group provides a full range of collection, payment and liquidity management products covering the needs of almost all of the Bank's customers – corporate, SME and businesses, especially those who are the industry's dominant players. Since its establishment in 2003, the Group has worked through a strong, nationwide market presence, with on-site customer implementation and after sales service support, to attract an impressive customer base. During the year it recorded impressive growth to its business volume in all product areas - as is noted in the performance statistics provided below.

2005 Performance Highlights

After only a few years of operations, the BCM Group has captured a dominant market share in major industries such as agricultural, finance, securities, mutual funds, leasing, and insurance. In particular, the group has maintained its market leadership in the rapidly growing bill payments segment through effective leverage of its strong branch network and self-service channels, particularly the market leading laser **ATMs and the Internet**.

At the same time, the Group has developed **collection services** through the use of advanced Internet technology integrated with collection process to better serve customer needs and build market share. The Bank recognizes the importance of technological advances in Internet and Mobile technology to enhance the effectiveness of secure financial transactions. It aims to maintain market leadership in **electronic banking**.


พิธีลงนามสัญญา
ใช้บริการ SCB Business Cash Management
ระหว่าง
กลุ่มบริษัท คิงฟิชเชอร์ โฮลดิ้งส์ จำกัด
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

SCB Business Cash Management signing ceremony between King Fisher Holdings Group and the Siam Commercial Bank PCL.

At the end of 2005, on the back of double digit growth, the Group had approximately 28,000 active Financial Institution, Corporate, and SME customers. Highlights of the year were:

- **Customer Acquisition and Campaigns:** In cooperation with the Corporate Banking Group, the BCM group aggressively extended its market leadership to other industrial segments through acquiring customers in the electronics, pharmaceutical, entertainment, retail, food and beverage, government and hospital sectors. In addition, with the launch of the new "Laser ATMs" and "Easy M-Pay" service late in the preceding year, it initiated successful campaigns to gain market share in the low-value retail bill payment services (B2C).
- **New Products:** Complimenting the marketing efforts was the drive to introduce new products and services. Products and services launched during the year included:
  - A new **Electronic Bill Presentment and Payment** (EBPP) product line, using a state-of-the-art technology solution from North America;
  - An **E-dividend Payment** to provide added customer convenience for dividend payments;
  - A new **Cheque Distribution Center** was established at the Asoke branch, in one of the capital's main *commercial district, to enhance* customer convenience;
  - Anytime, anywhere service convenience was enhanced through the new **24x7 access** via electronic channels; and
  - **Special Savings and Money Market (MM)** deposits were introduced for the large local corporate customers and multi-national companies to provide a better return on excess liquidity.
- **Service Quality:** The Group started to apply six sigma concepts to major business processes with a view to enhance service quality and customer satisfaction

Key Statistics of Business Cash Management Group

	GROWTH		
	2003	2004	2005
Collection	101%	61%	27%
Payment	44%	22%	38%
Internet Banking	5%	20%	30%
Collection via e-channel	39%	20%	83%

Plans for 2006

In the year ahead, the Group plan to maintain its aggressive business expansion thrust and rapidly move towards leadership in all key product segments of the BCM market in the country, particularly in high volume or high growth products. The Group projects a growth rate of 28% in 2006, based on the following business strategies:

- Increase market share in selected industries by **using industry specialists** to tailor products and services to better fit the needs of each industry segment;
- Accelerate **cross-selling efforts** to

increase utilization of the BCM product range among existing customers;

- Promote customer shift towards **24X7 electronic channels** through campaigns - thus not only increasing customer convenience but at the same time reducing operating costs; and
- Enhance end-to-end **process quality** to ensure that the rapid business growth does not impair the underlying quality of BCM services.

TREASURY GROUP

The Treasury Group of the Bank provides a broad range of products and services covering liquidity, investment, and risk management. Its range of products encompasses money market, fixed income, foreign exchange, and derivative instruments. The Group services all customer segments of the Bank - institutional, corporate, SME and retail - through the Bank's large nation wide network as well as by direct access electronic channels.

2005 Performance Highlights

In common with other business units of the Bank, the Group recorded rapid growth to its business volume and significant market share gains. The highlights of the Group's achievements in 2005 were as follows:

- **Foreign exchange:** The bank was named the **"Best Overall Domestic FX Bank in Thailand"** in the latest poll conducted by Asia Money magazine. The accolade was in recognition of its comprehensive product offerings covering all market segments - the inter-bank market, corporate and commercial customers, and retail currency exchange services - utilizing the bank's extensive distribution channels.
- **Interest rate:** SCB was voted the **"Best Bond House 2005" and "Dealer of the Year 2005"** by Finance Asia magazine and the Thai Bond Dealing Center respectively in recognition of its market share gains - capturing 19% market share among all banks in the local bond market. In addition to acting as a primary dealer in the government bond market, the Bank was also selected as a primary dealer in the repo market in recognition of its role and activities in the money market.
- **Derivatives:** Since 2001, AsiaRisk magazine has named SCB as the **"Best Local Derivative House"** in successive polls. This is in recognition of the Group's success in assisting its customers in developing effective derivative based risk management solutions.

During the year, the Group implemented a new straight-through, state-of-the-art treasury system for its fixed income trading activities (the FX and money market modules were implemented in late 2004). The new system has significantly enhanced the Group's capability to offer new products coupled with better internal risk management and efficient back-office systems.


กลุ่มธนบดีธนกิจ
SCB Private Banking

New look of Private Banking Group

Plans for 2006

The Group will further augment its capabilities in the underlying FX, interest rate, and fixed income markets, by acting as a market maker for USD/THB options, THB interest rate and fixed income options, and credit derivative in 2006.

The Group plans to build its market share in standard THB based products through better promotion of its internet- based "FX Online" service and more seamless connectivity to the Bank's large retail network. This will be supported by an increased variety of vanilla products.

In terms of systems, the Group plans to complete its new state-of-the-art systems implementation by extending it to cover trading activities in Hong Kong and Singapore, and at the same time implementing the remaining derivative module.

PRIVATE BANKING

The Private Banking Group was established within the Bank as a separate unit in late 2004 with the mandate to develop the Bank's business and related capabilities to service the very top-end of the retail market - broadly defined as customers with a deposit or investment relationship with the Bank in excess of Baht 20 million. Accordingly, a new 'relationship-based wealth management' business model was launched in early 2005. This model places a strong emphasis on providing a personalized investment advisory service for every customer in this segment. Initially the emphasis will be on customers at the key Head Office private banking center. Over time, however, this will be followed by a progressive roll-out of this Group's services wtih the aim of reaching private banking customers throughout the Bank's branch network.

2005 Performance Highlights

Following the adoption of the new business model in 2005, the Group was successful in increased its assets under management by 31%. Taken in aggregate with the high-end individual customers nationwide, the bank's market share in this premium customer segment is currently estimated at around 24% - making the Bank the market leader in this business in Thailand.

This exceptional performance is made possible by two key factors:

- Firstly, customer preferences were surveyed and a range of new investment instruments introduced to meet their need for a higher than average return. Example of such investment instruments including private funds, debt instruments in both the primary and secondary markets, and structured notes.
- Secondly, the relationship management capabilities of the Group were enhanced. Together with a strong focus on building the capabilities of relationship managers, other private banking services-such as custodial, concierge, and a host of other privileges- were introduced during the year.

In parallel with the growth of the Group's business, a strong drive was initiated to improve the confidentiality of customer -related information. This drive was anchored on the Bank's new information security policy and practices. In particular, a staff awareness campaign was initiated to ensure that the importance of confidentiality and related security procedures is widely recognized.

Plans for 2006

The Private Banking Group plans to implement a Wealth Management System in 2006 that will provide a more comprehensive, efficient, and sophisticated investment portfolio management for customers.

In addition, the Group will offer better structured and customized products that will lead to higher levels of customer satisfaction.

The Group expects that the new business model will continue to contribute to the growth of its assets under management, projected at about 40% in 2006.

SPECIAL ASSETS GROUP

The Special Assets Group (SAG) was established some three years ago for the work-out of the Bank's legacy portfolio of non-performing loans (NPLs) and non-performing assets (NPAs). The impetus for the creation of the Group was the large legacy portfolio of NPLs that arose in the aftermath of the "Asian economic crisis" of the late 1990's. The underlying rational for the consolidation of the Bank's legacy portfolio is that through a concentrated focus of the Group would be able to accelerate the resolution of the Bank's NPLs.

As of December 31, 2005, the Bank's NPLs portfolio stood at Baht 57 billion, comprising corporate, SME, and retail loans. Retail NPLs are mainly managed by 36 Special Assets Centers across 5 geographic regions. While the Bank



Atmosphere in a Mall Branch

gives every opportunity for debtors to restructure their loans, prompt legal action is taken against non-cooperative debtors.

NPAs at the end of December 2005 stood at Baht 19 billion (4,392 asset items). The Bank acquires NPAs mainly through restructuring schemes, purchases at auction that take place at the end of the judicial process, and deeds in lieu of payment. The thrust of managing NPAs is to dispose of acquired assets expeditiously, although short-term rental is considered where market conditions preclude a reasonable sale.

2005 Performance Highlights

The Group successfully resolved approximately Baht 12 billion worth of NPLs during the year, leading to a decrease in its NPLs/gross loan ratio from 13.1% in 2004 to 9.3% in 2005. In addition, another Baht 22 billion worth of NPLs were resolved in collaboration with SCB Capital Services Co., Ltd. A further Baht 2.4 billion worth of NPLs were sold to investors. As a result of this reduction in NPLs, the Group was able to transfer more than 10% of its staff to other units of the Group to expand Bank's business.

Finally, the Group sold approximately 1,393 NPA items for about Baht 3.7 billion.

Plans for 2006

The Group plans to reduce NPLs by approximately Baht 18.6 billion and to sell some NPLs in its portfolio to the Asset Management Company (AMC), established by the government, and other private entities. After this substantial reduction, eleven Special Assets Centers will be wound down and their staff transferred to other business units of the Bank. To prevent incidences of NPL lapses and relapses, a strong emphasis will be placed on debt pay-off, and where necessary, the initiation of legal action. With respect to NPAs, the target is to dispose of Baht 4 billion worth of NPAs either through sales organized through the Bank's large branch network or by big-lot sales to interested investors or brokers.

SCB SECURITIES CO., LTD.

Established in 1995, SCB Securities Co., Ltd. (SCBS), a wholly owned subsidiary of the Bank, has rapidly grown to become one of the best and most integrated investment banks in Thailand. Its product offering spans the entire spectrum of services offered by an investment bank - from financial advisory services to raising capital to securities trading, and a host of related financial services.

Since 1997, SCBS has helped companies raise nearly Baht 100 billion in equity funds and Baht 230 billion in debt in the capital markets, and advised on over Baht 80 billion worth of debt restructuring transactions. On the investors' side, it is now one of the top three brokers on the Stock Exchange of Thailand (SET), with over 240 licensed brokers supported by a highly regarded Research and Investment Strategy departments. With a proven track record, SCBS is ideally positioned to forge a link between investors and investment opportunities.

2005 Performance Highlights

Although the decline in Thailand's stock market performance resulted in a drop in revenues of 3% from Baht 1,520 million last year to Baht 1,475 million, SCBS was still able to record a number of achievements in 2005:

- Improving to its brokerage ranking from 5th to 3rd, with a 5.2% market share and Baht 419 billion volume – this marketshare gain was achieved in an intensely competitive market.
- Underwriting of SATTEL's Baht 3.7 billion public offering (PO).
- Book-runner mandate for the large upcoming IPOs of TOT Corporation PCL, Thai Beverages PCL, and DTAC PCL.
- Launching of "SCB Quant Asset Management Co., Ltd." (SCBQ) – a wholly-owned subsidiary specializing in equity derivatives for retail and institutional investors.

Plans for 2006

- Continue to increase its brokerage market share by improving the productivity of the retail marketing team, and enhancing the breadth and quality of its research.
- Expanding the range of its products to include equity derivatives, stock borrowing and lending, property funds, and other emerging financial instruments.
- Forging a solution-based strategic partnership with key corporate clients.

Continuing to leverage from cross-selling opportunities available across the SCB financial services group under the universal banking umbrella, thus offering a truly comprehensive range of financial products and services to corporate and retail clients.

SCB ASSET MANAGEMENT CO., LTD.

SCB Asset Management Co., Ltd. (SCBAM) was established in 1992 and became a wholly-owned subsidiary of the Bank in 2003. SCBAM provides three types of asset management services: mutual funds, provident funds, and private funds.

Mutual funds represent the core of SCBAM's business. This family of funds includes equity funds as well as fixed income funds, both long- and short-term, for retail investors. Anchored on the principle of customer value, the SCBAM range of funds is both easy to understand and provides a consistently outstanding performance.

In addition to fund management, SCBAM also provides an investment planning service to potential investors so that they understand the investment options that are available to them and make the choice that best fits with their needs and risk appetite. This investment planning service is provided through personal financial advisors who are located at major branches of the Bank.

Key to the success of SCBAM is its ability to leverage from the Bank's entrenched position in the retail financial services industry - a key advantage that only a few fund management companies enjoy. Exclusive access to the Bank's strong distribution network has enabled SCBAM to grown from strength to strength – with a rapidly increasing market share that ranks second at the end of 2005.

2005 Performance Highlights

In 2005, SCBAM's performance was outstanding –as attested by the remarkable growth in its market share in a very competitive market. Highlights of the year were as follows:

- Market share of domestic mutual funds under management (excluding country funds, and resolving financial institution problem funds) increased from 8.86%, with a ranking of five at the end of 2004, to 14.68% and the second highest ranking.
- Mutual Funds under management increased from Baht 43.0 billion in 2004 to Baht 113.8 billion, a gain of 165% - the largest increase of its kind and achieved in a very competitive market.
- Consistently outperformed fund performance benchmarks over the past 3 years.
- Launched Fund Book for unit holders of SCB Savings Fixed Income (SCBSFF), Long Term Equity Fund (LTF) and Retirement Mutual Fund (RMF).
- Increased the customer base by 35% from 83,000 unit holders to 112,500.

Plans for 2006

- SCBAM has set an ambitious aim to move to the top ranking position in the market, with projected growth of assets under management of around 25%.
- SCBAM has adopted a twin growth

focus – of increasing wallet share of its existing customers and, at the same time, aggressively expanding its customer base.

- SCBAM has set a longer term goal to sustain its market leadership through enhancing customer convenience, simplifing product features, and continuous development of the skills of its sales force.
- In 2006, SCBAM will strive to move beyond its leadership position in mutual funds, by expanding the market share of its private and provident fund business.

THE SAMAGGI INSURANCE PCL

Established in 1947, The Samaggi Insurance Pcl (SMG) was listed on the Stock of Thailand (SET) in 1986. With a strong capital base of over Baht 1,821 million, SMG provides fire, marine, car, and miscellaneous insurance (including personal and health insurance) to a nationwide base of clients. As at January 2006, the Bank had a 60.5% stake in the company.

2005 Performance Highlights

Key achievements in 2005 are as follows.

- Increased premium income by 21.79% from Baht 1,493 million to Baht 1,818 million.
- Improved premium based market ranking from # 17 to # 14 among the 76 general insurance companies in the country. Also, it was ranked in the top five in the personal insurance market and in the top ten in fire insurance market in 2005.
- Successfully acquired, on a coinsurance basis, the business of the Suvarnabhumi Airport Rail Link and City Air Terminal Project, a huge project with a total value of Baht 11,480 million.
- Improved underwriting quality by setting up an underwriting committee with formalized underwriting guidelines.

Plans for 2006

- SMG will introduce a stronger risk management program that will comply with the Bank of Thailand's regulations for risk-based capital arising from the new consolidated supervision framework with the Department of Insurance.
- SMG will aggressively market its range of products to position it within the top ten non-life insurance companies. In part, this will be achieved through capturing the insurance business arising from mega projects and, in part, through increasing its share of the retail business by leveraging from the Bank's strong retail financial services franchise.

SCB CAPITAL SERVICES CO., LTD.

Established in 2004, SCB Capital Services (SCBCS), a wholly owned subsidiary of SCB Securities Co., Ltd., is the first private company in Thailand to be approved by the Bank of Thailand to directly service commercial banks in the resolution and disposition of non-performing loans (NPLs) and other distressed assets. SCBCS offers a wide spectrum of services to both local financial institutions and foreign investors, including financial advisory services relating to NPLs such as conducting due diligence, providing portfolio valuation, and servicing of any acquired portfolio. Its core capability is to provide loan work-out services and restructuring of a specific borrowing to enhance value.

2005 Performance Highlights

In the first full year of operation, SCBCS has worked towards the resolution or restructuring of around Baht 40 billion of the Bank's impaired assets – invariably, the more difficult cases. In this context, SCBCS, in collaboration with the Bank's business units, has completed the resolution or restructuring of over 3,926 cases worth Baht 16.53 billion, accounting for about 40% of its total portfolio.

In addition, SCBCS also had a pivotal role as the financial advisor and organizer for the Bank's aggressive sales program for its non performing assets.

At the end of the year, the company posted a net profit of Baht 71.46 Million.

Plans for 2006

SCBCS will continue to serve as the focal point for the Bank to reduce its NPL level to below 7% in 2006, consistent with the ambitious target set by the Bank of Thailand to reduce the system-wide NPLs to below 2% by 2007. Also, SCBCS plans to extend its service coverage to other financial institutions in the country, who can benefit from its unique capabilities.

CHANGE PROGRAM

The Board of Directors adopted an agenda for a comprehensive Change Program in late 2001. This agenda seeks to achieve deep-rooted and continuous change with a view to transforming and repositioning the profitability and competitive performance of the Bank's franchise in all its major business areas.

In terms of governance, a progress report is provided at every Board meeting, while the Program itself is the responsibility of the **Change Program Steering Committee (CPSC)**. The CPSC is chaired by the Chairman of the Executive Committee, comprises most of the senior executives of the Bank, and usually meets twice a month. The CPSC sets the overall direction for the Program, endorses project charters, resolves resource-related conflict, monitors progress against plans, and reviews whether anticipated benefits are realized on completion of the projects. The **Change Project Management Office** assists the Committee, particularly to support its monitoring role and in communicating information to the Bank's employees using a variety of channels.

Over 40 projects have been completed since the inception of the Program, and collectively they have succeeded in transforming the business model, structure, systems, processes, and practices of the Bank. In turn, this transformation has led to above average growth and profitability of the SCB financial services group.

The changes have taken place in phases and, further, in waves within each phase. In the early years, the focus was on building a strong foundation across the SCB financial services group, including the implementation of new business models, redesign of processes and implementation of core information systems. Internally this is referred to as **Change Program I**. From 2004 the focus shifted to accelerating business growth, improving quality and building the skill base of the employees. Internally this phase is referred to as **Change Program II**. The current focus, adopted in late 2005, is on nurturing differentiated capabilities so that the growth and profit momentum have long-term sustainability. Internally this phase is referred to as **Change Program III**.

A composite set of Bank-wide performance indicators are routinely tracked and the results reported to the Board of Directors in order to monitor progress in terms of value to customers, shareholders, and employees.

2005 Performance Highlights

The major projects completed by the Bank in 2005 included the following:

- developed a **new group governance model** for the SCB financial services group to better leverage the collective capabilities of the business units within the Bank and its key subsidiaries to deliver unique and competitive value propositions in the marketplace;
- implemented a state-of-the-art solution for **Electronic Presentment and Payment** for business-to-business (B2B) transactions (a first in Thailand);
- completed a substantive upgrade to the **Credit Card System** to meet the challenges of rapid growth in this segment;
- completed two separate **projects related to Basel II Compliance** aimed at facilitating the Bank's early adoption of this new framework for monitoring capital adequacy. The first project consisted of an internal project that focused on identifying any gaps that stood in the way of meeting these new requirements and by formulating an approach for closing such gaps expeditiously. The second project focused on making an assessment of the progress that the Bank has made towards Basel II compliance. This latter project was conducted by a consulting firm specializing in this area;
- implemented a new business model for the **Private Banking** business unit with a strong focus on wealth management functions and related capabilities. From available data, it appears that SCB has the largest franchise in this segment (generally defined as customers with assets under management of Baht 20 billion or more) within Thailand and the aim is to sustain this market leadership;
- completed the development and roll-out of a **new role model** for the senior managers within the large retail distribution network to ensure that they are more proactive, innovative and accountable for the performance of retail outlets within their respective span of control; and
- completed two beta projects as a prelude to a wider roll-out of **Six Sigma** based techniques for improving process quality by reducing operational errors, improving service cycle times, and enhancing productivity. These two initial projects, run concurrently with a comprehensive training program, achieved the project's ambitious project goals that had been set and served to affirm the value of this methodology to the Bank. The Bank will train the next batch of employees in 2006, and at the same time apply this approach to other processes within the Bank.

In addition to the above projects, 12 major longer-term projects were initiated during the year and these are covered under the discussions of the Bank's plans for 2006.

Plans for 2006

The Change Program will enter its fifth year in 2006. Differentiation, the stated goal of the Program in 2006, will come through rapidly building new capabilities across the Bank – often entailing initiation of projects with much complexity or with a leading edge dimension.

Projects that should be completed during the year include the following:

- Implementation of a new **Corporate/**

SME Loan Origination System and the related **credit risk and portfolio management systems** (under the combined name of **WIN** – Wholesale Integration Network). The project was initiated in December 2005 and should be completed by the end of 2006. It will provide streamlined and fast-track processes for customer management, loan processing, credit risk ranking, and loan portfolio management.

- Implementation of a new **Wealth Management System** to provide new capabilities in the private banking segment in terms of asset allocation and wealth management.
- Introducing new features for the recently implemented **Electronic Bill Presentment and Payment System** that will support business-to-customer (B2C) transactions and provide the Bank with a competitive edge – another first in Thailand.
- The design and implementation of an **Enterprise Data Warehouse** that will provide improved access to, and analysis of, the Banks information repositories for dramatically improved marketing capabilities, risk analytics and comprehensive segment reporting.
- The implementation of the first phase of a new integrated **HR Management System** to radically enhance the Bank's ability to support HR service capabilities, including i-recruitment, e-learning, and employee self-service.
- Implementation of a new business model, including the redesign of major processes and implementation of a new organization structure, for the **Operations Group** of the Bank. This will enable the Group to obtain productivity improvements, increase internal customer satisfaction, and develop flexibility to meet the rapid growth requirements of the Bank.
- Implementation of a **Market Risk Measurement System** for better risk analysis, effective decision-making, and positioning for the use of an internal model that will reduce capital charges compared to the existing approach.
- Implementation of a new world-class **Fraud Detection System** to reduce the exposure to losses from fraudulent credit card transactions for the benefit of the Bank, merchants and the Bank's customers.
- Implementation of a new integrated **Procurement System** together with better policies and redesigned processes with the aim of to enhancing the efficiency and effectiveness of procurement-related activities within the Bank.
- Consolidation of the operations and systems at the Bank's **Hong Kong and Singapore** branches so that they use the same platform as the Bank's business units in Thailand, thus improving the efficiency and effectiveness of these two branches.
- Design and adoption of a comprehensive **Business Continuity Planning Framework** to ensure the effective recovery and resumption of normal operations following a catastrophic business disruption.
- Institutionalization of the **Six Sigma** approach as a key continuous process improvement activity within the Bank.

The Change Program is a journey. The Bank's efforts so far represent an endeavor to embrace true change at all levels. Many more initiatives are planned so that the Bank is able to continually adapt to the fast changing competitive environment by building new and differentiated capabilities – thus establishing a sustainable competitive edge.

HUMAN RESOURCES GROUP

The opening of 130 new branches in 2005, the significant growth in corporate banking, the Bank's cash management and other businesses, the accompanying increase in the size of the Bank's operations, technological developments and other functional areas have all contributed to a demand for people resources that is unprecedented in our Bank's history.

And this is only the beginning.

As we look ahead to the future and our mission to become the country's premier universal bank, we will need more executives in leadership positions who share the Bank's vision and values who are able to inspire and energize the people around them. We will need more managers who understand the Bank's strategies as well as managers who are fully committed to our mission of building our business, building quality and building people. Finally, we will need an expanded workforce that is better prepared, better motivated, and more deeply engaged than ever before.

A great deal has already been accomplished in this regard, but much more is in the pipeline.

Leadership Development

A new one-year Executive Leadership Program – involving 20 of the Bank's most senior executives – commenced last year. Apart from a series of intensive workshops, this program also requires each participant to work through a personal development plan with the help of an executive coach.

A second program – Leadership Program for Managers – is already in the pilot stage and will be rolled out to approximately 120 executives in 2006. Each participant will undergo a six-month journey of personal discovery, learning and growth.

Management Training

We have long recognized that traditional management training programs with a "one size fits all" approach to adult learning is woefully inadequate in helping all our managers meet the challenges of their specific assignments. While there are obviously some common elements to their training requirements, the context of their work environment significantly determines the content and nature of their development. Thus, our training programs for branch managers, business center managers, operations managers and others are designed specifically with their responsibilities in mind and are rooted in the reality of the day-to-day demands of their positions.

Job Skills Training

The explosive growth across all categories of business means that the acquisition and development of new talent is an on-going and dynamic process. While our programs for the training of tellers, call center agents, collections agents, relationship managers, credit officers, account analysts and sales personnel are well-received and very successful, we are committed to the continuous improvement of both the content and the delivery methodologies of all these and other programs.

Training Facilities

Not surprisingly, the sharp rise in training activities has resulted in an equally sharp increase in the demand for training facilities and resources. Our training centers in Chiang Mai and Tawanron, along with the dozens of training rooms at our Head Office, have served us well for many years. But these facilities are no longer sufficient to meet the Bank's current needs.

In response to this urgent and critical need, two teller training centers (capable of training more than 100 tellers per month) have been opened in Bangkok, and are currently working at full capacity. The SCB Learning Center, a multi-media learning laboratory adjacent to our Head Office, has proven to be extremely popular since its inauguration about a year ago, and it is now open 13 hours a day on workdays and 6 hours a day on Saturdays.

Two new multi-purpose training centers (located at Chidlom and Rama IV) are under construction and are expected to be fully operational by April 2006.

Health and Personal Growth

Samraanrom, a new health and recreation center at the SCB Park complex, opened in 2005. It is a multi-level facility that offers a wide range of activities and resources for the well-being of employees, including purpose-built spaces for aerobics, yoga, meditation, karaoke, internet, snooker and table tennis. There is also a media lounge, an employee health clinic and two hair dressing salons. A second health clinic is scheduled to open at our Chidlom facility in April 2006.

Every month, the SCB Learning Center organizes seminars on health, nutrition, personal care, travel, leisure or other subjects of interest to our employees. These events are well attended and we are looking to expand our range of activities that will serve to enrich the workplace experience.

Last year was also the year when more than 1,000 employees signed on for English language lessons through our English Language Lab or through the AUA network. Others have opted to study Mandarin for both personal and professional reasons. We are also currently testing an on-line English program that will be more easily accessible to more employees throughout the country.

Employee Engagement

The Voice of the Employee program was launched in September 2004. This program consists of two components. The first component is an annual survey that measures the level of employee engagement at SCB, focusing on how employees feel about the Bank's direction, strategies and leadership. This survey is also designed to determine what employees think about their individual roles, growth opportunities and work environment.

The second component of the program is a massive effort to mobilize managers at the grass-roots level to enhance the workplace experience for their teams and, therefore, raise the level of employee engagement. While the progress in the first year has been remarkable, even more aggressive targets have been set for 2006 so that we can benchmark ourselves against world class standards in Gallup's database.

Performance and Rewards

SCB is firmly committed to a "pay-for-performance" philosophy. Annual salary increments are inextricably linked to, and measured against, individual objectives and performance expectations. The performance bonus program (introduced in 2004) and the deferred bonus program (introduced in 2005) are both designed to reward excellence in performance at all levels of the organization, giving due consideration to both individual and team contributions.

More and more activity-specific recognition and incentive programs are also being developed and implemented to reward outstanding achievements by individuals and teams. The high performance standards associated with these programs have been infectious, resulting in higher levels of performance all around.



SCB Awards Day

INFORMATION TECHNOLOGY

Information technology serves as the backbone of the Bank's infrastructure across all of its business and functional units. Starting from the end of 2002, the Bank launched an ambitious program for **Building IT Effectiveness** known as **BITE**. Over the last three years, almost all the required building blocks have been put in place to provide a robust and functionally rich environment, with very high levels of systems availability and performance. Furthermore, these investments are totally aligned with the Bank's needs for rapid growth, differentiated products, and very high levels of availability.

The Bank's IT functions are **centralized** and encompass development, delivery operations, architecture/design, data management, quality assurance, and information security. During the year a customer service division was added to foster a close rapport with internal users so that the Bank can better respond to their technology needs and aspirations.

The IT Group **supplements** its resources by working in close partnership with selected service providers who are based in Thailand and overseas. Apart from complimenting the resource and skill base of the IT Group, these partnerships allow the Bank to extend its environment to encompass better delivery capabilities and know-how to a level that matches the IT environments found in the mature IT environments of developed countries.

The underlying aspiration of the Bank's IT Group is to acquire, implement, operate, and maintain **world-class systems** that are supported by an industrial strength architecture and operating environment to satisfy the demands of its internal customers – coupled with the most efficient use of resources. Increasingly, as the Bank looks beyond its core systems. For example, the Group is planning to pilot new and emerging technologies that hold the promise of substantive business benefits. It is primarily for this experimental thrust that the Bank seeks to expand its IT partnership model so that it can operate more comfortably at this leading edge.

2005 Performance Highlights

The major information technology projects completed in 2005 were as follows:

- A relentless drive throughout the year to enhance the **availability levels** of all mission critical systems on a 24x7 basis to near fault tolerant levels in line with an emerging world-class standard. This has resulted in significant changes to operational procedures and practices, so that any problems are rapidly addressed and a root-cause analysis formulated to resolve the issue expeditiously. Concurrently, the level of system and network redundancy has been expanded to enable a near seamless fallback in terms of an alternate processing capability.
- Expanding the night-time window for customer facing systems, particularly ATM and the electronic channels, to **near 24x7** levels, thus providing an anytime, anywhere service for most customer initiated transactions.
- Implementing a world-class solution to provide **Electronic Presentment and Payment** for business-to-business (B2B) transactions – leveraging from the solution capabilities available in the North American marketplace.
- Upgrading the **Credit Card System** to meet the demand for rapid business growth and new differentiated products.
- Implementing a major new module within the **Treasury Management System** to provide additional business products with market leading features.
- Enhancing the loan processing engine to process the new **factoring** product line.
- Implementing a very significant number of **enhancements** during the year to fine-tune the production systems to better address the needs of the users or to meet new compliance requirements. An all time record of 775 different change requests of varying magnitude and significance were received, and the Group rose to the challenge by implementing about 665 enhancements during the year.
- Upgrading the **systems and network** throughout the year that included adding significantly increased bandwidth nationwide. The capacity of the mainframe host, other servers, and the system' storage capacity was also increased. Also, the renovation of one of the two Data Centers was completed to provide the necessary environment to meeting near fault tolerant operational standards.
- Better classifying **data** and improving data management practices as a prelude to the implementation of an enterprise data warehouse in 2006.
- Enhancing **Information Security** management practices through new policies, better awareness, improved tools, and more effective processes.

The growth in the Bank's transactions volumes has mirrored the Bank's business growth. In 2005, total transactions increased by about 27% to reach almost 36 million transactions per month by the end of the year. In particular, ATM transaction volumes alone grew by 51% to reach a daily peak of 2 million transactions per day at the end of the year.

Plans for 2006

The Bank has ambitious plans for 2006. Expected highlights are as follows:

- Implementation of a new **Corporate/SME Loan Origination System** and the related **credit risk and portfolio management systems** (under the combined name of WIN – Wholesale Integration Network).
- Implementation of a new **Wealth Management System** for the Private Banking Group.
- Implementation of B2C capability for the new **Electronic Bill presentment and Payment System** – another first in Thailand for the Bank.
- Implementation of an **Enterprise Data Warehouse** that will provide improved access to, and analysis of, the Bank's information repositories together with improved enterprise-wide management of data.
- Implementation of the first phase of a new integrated **HR Management System** to support new HR service capabilities, including i-recruitment, e-learning, and employee self-service.
- Implementation of a **Market Risk Measurement** System for better risk analysis, effective decision-making, and positioning for Basel II compliance.
- Implementation of a new world-class **Fraud Detection System** to reduce the Bank's exposure to losses from fraudulent credit card transactions.
- Implementation of a new integrated **Procurement System** to enhance the efficiency and effectiveness of the procurement function.
- Consolidation of the systems at the **Hong Kong and Singapore** branches to the same platform as used by the business units in Thailand.
- Implementation of a new **Smart Card** for the credit card product that is compliant with industry best practices.
- Major upgrade of the Head Office and backbone LAN **network** to provide higher availability and performance.
- Introduction of better **performance management** tools and practices at both Data Centers so that rapid response is initiated for any incident.
- **Capacity expansion** for servers and storage systems to meet the growing demand of the business users and eliminate, as far as possible, single



Customer service counter

points of failure. In parallel, the mechanical and electrical infrastructure at the Data Centers will be improved to provide added assurance of a fault tolerant processing environment.

The above highlights represent a significant resource challenge for the IT Group. As mentioned earlier, the IT Group has adopted a strategic position of building new capabilities in partnership with external suppliers who have the ability and track record to support the Bank's IT Group in meeting the challenges that lie ahead. The Bank believes that this approach creates more value accretive than the pure outsourcing approach that was in vogue in the late 1990's.

RISK MANAGEMENT GROUP

The Risk Management Group was established in 2000 to manage three different types of risks - Credit Risk, Market Risk, and Operational Risk. In 2002, the Bank implemented a comprehensive risk management infrastructure through the implementation of a comprehensive Credit Policy Guide, a Market Risk Policy Guide, and an Operational Risk Policy Guide together with a new risk management organization, new risk related process flows, and other pragmatic procedures and measures that would collectively enable the Bank to make a step change improvement to its risk management capabilities.

2005 Performance Highlights

In 2005, the Risk Management Group initiated several major new projects to further strengthen the Bank's risk management capabilities.

Credit Risk Division:

- In close collaboration between the Corporate Bank, the Group completed the selection phase of the **Wholesale Integrated Network (WIN) Project**, leading to the acquisition of best-in-class solutions for: (i) a loan origination system for business lending; (ii) a credit rating system for ranking borrower credit worthiness, and (iii) a portfolio management system to assess on an on-going basis the quality and consistency of its lending portfolio. On implementation, later this year, this land mark project will provide a competitive new platform for profitable growth and it is estimated to have a total-cost-of-ownership (over five years) of more than Baht 600 million.

  In addition to facilitating profitable growth, the new systems will provide a seamless workflow for all business lending originations - from the front line relationship manager through to the credit officers, and on to the operational support area. This new workflow will enable significantly faster origination cycle times, higher productivity, efficient and timely data capture, and better risk measurement and control. The project will be completed by end of 2006.
- The Group launched its **Basel II Project** in response to the Bank of Thailand's decision to implement a new capital requirement framework for financial institutions in Thailand by 2008. Initiation of the WIN project above was an anticipatory critical initiative by the Bank and will go a long way in meeting the requirements new regulatory framework. Concurrently, a gap study to Basel II was completed during the year and a new project to close all identified gaps has been started. Concurrently, an independent review of the Bank's capabilities in this area was undertaken to ensure that the Bank is well positioned to meet the challenges ahead.
- The Group continued with its efforts to improve its **Risk Adjusted Return formula** used in the credit decision making process. Again, this strategic move for introducing risk-based pricing not only accords with best practice banking norms but also will, in addition, better position the Bank for compliance with the new capital regime under Basel II.

Market Risk Division:

- A project to acquire and implement a sophisticated 'Market Risk Analytics' software solution was initiated in the second half of 2005 to enhance this divisions risk measurement and control capabilities in line with the growing derivatives business. The new system will be implemented in early 2006.

Operational Risk Division:

- The Bank engaged an external consulting firm to assist with the development of a new **Business Continuity Plan.** With the completion of this project in early 2006, a comprehensive new Business Continuity Planning framework will be in place and a Business Continuity Plan will be completed for 3 critical scenarios. Business Continuity Plans for other probable business interruption scenarios will be developed on an on-going basis.
- A new **Incident Reporting** procedure was initiated in early 2006 to measure and analyze operational losses and prepare for the introduction of a more complex practices for measuring operational risk, as will be required under Basel II framework.

Plans for 2006

2006 will be another activity-packed year for Risk Management Group. Apart from completing the projects cited above, on time and on budget, the Group will continue to enhance existing risk management processes and the related infrastructures. A major focus will be on building the capability of the risk management team. Highlights of this plan are as follows:

- New talent will be recruited into the Group to supplement the existing skill base. In addition, new skill building programs will be initiated to ensure that the staff will be better equipped to manage the growing diversity and complexity of risks, particularly through the use of higher levels of business automation.
- The organization structure will be modified to strengthen risk management capability within the retail business, particularly for its rapidly growing lending portfolio. This organization realignment will be supported by process redesign initiatives to ensure that service cycle times and productivity are better optimized.
- The Risk Adjusted Return calculations will be fine-tuned together with the business units and the finance function to promote better capital allocations to the business areas.
- To address the new capital requirement framework, the Bank will submit its Basel II implementation plan and timeline to the Bank of Thailand by June 30th 2006.
- The Bank will prepare to adopt a new market risk capital charge procedure by moving from the current Standardized Approach to the more sophisticated Internal Rating Model Approach by the yearend.
- The new Fraud Detection system that was acquired during the year will be implemented in early 2006. This new system is expected to significantly enhance the Bank's risk management capabilities and will dramatically reduce the incidence of losses arising from credit card fraud in the 2006.
- A risk and fraud awareness training program has been developed and will be conducted for more than 2,000 staff by the end of 2006.

The Risk Management Group has a clear vision of building and embracing risk management as a core competency - one that is crucial to the Bank's long term competitiveness. The road to building a better risk management organization and, hence, a better managed bank is a long and challenging journey. We have already started this journey and we firmly believe that we are moving towards attaining our vision.

OPERATIONS GROUP

The centralized Operations Group provides services to all business groups of the bank. Its eight divisions are established along functional lines. The two major benefits of centralizing the Bank's operations have been: first, greater economies of scale, better standardization, and improved flexibility arising from using a common operating platform across the various businesses; and second, facilitating a sharper focus within the business units on the core customer centric front office functions – particularly business development and relationship building.

2005 Performance Highlights

In addition to providing operations support, the Group initiated a number of initiatives to improve the quality and reduce the cost of its activities. These improvement initiatives were clustered around four broad thrusts:

- **Drive to increase the level of centralization of operations-related processes:** The business model adopted by the Bank calls for progressive centralization of all operational activities that are not the core focus of its business units. During the year several major new areas within the bank were centralized and, in some cases, consolidated, and placed under the authority of the Operations Group. These areas included all upcountry cash centers, the cash replenishment processes for all off-premise ATMs up-country, loan liquidation processes, card merchant related operational functions, and the bulk account opening process required for payroll services.
- **Push towards strategic cost containment:** In support of the Bank's aim to build the most flexible and lowest cost operational platform in the country, the Group has sought to obtain more favorable terms from key suppliers and, in addition, selectively outsourced business processes where it was feasible and economically advantageous to do so. Better terms were obtained with key vendors for services such as cash transportation, statement-printing, correspondence banking and EDC maintenance. These efforts resulted in significant savings and/or service cycle time improvements. In addition, non-core functions such as bulk batch data entry for selected retail processes, statement printing and card production were outsourced to reduce unit costs and support increased capacity without additional capital outlays.
- **Ongoing improvement of key operations processes:** Process improvement is the key continuous activity that the Group uses to achieve cost savings or improve service cycle times. Implementing the recommendations obtained from many process improvement reviews resulted in significant cost savings, for example, through the re-alignment of cash and foreign note pick-up and delivery, redesign of the Bank's credit card welcome package and consolidating credit bureau letters for the same customers. At the same time, a dramatic reduction of service cycle times was achieved through implementing, for example, 24-hour processing of credit card related complaints with a new service target of resolution within 3 days, expedited premium and reward delivery service to meet the service target of 4 days, and fast track ATM refunds (usually within 24 hours). Finally, during the year the Six Sigma methodology was adopted within the Operations Group as part of its broader Change Program initiative to provide a systematic and sustainable approach for improving overall service quality and efficiency.
- **Enhancing automation and straight-through-processing (STP):** Increased and improved automation continues to provide efficiencies as well as reduces, through STP, the incidence of errors. During the year a barcode system was implemented for the Bank's registrar services as well as for credit card statements. Auto matching of both treasury and remittance transactions also provided both cost savings and error-free processing. Service quality was enhanced in several areas through a more extensive use of internet based services – for example, making available web-based customer access to statement information for custodian services not only resulted in better service quality but also provided savings through eliminating the dispatch of paper based statements. Finally, for retail collections a predictive auto-dialer system was implemented that was successful in improving collectors' efficiency by approximately 20%.

Plans for 2006

The Operations Group has the mandate to develop a **world class operations platform** and has initiated a major review of all its core functional areas from both an organizational and process standpoint. Emerging from this review, key areas for improvement in 2006 are as follows:

- **Strengthen the scale and efficiency of the underlying platform:** The major challenge for the Group is to support the robust growth projected by the Bank's business units through proactively anticipating and providing scale and, at the same time, developing robust and efficient operations processes. To some extent this will be achieved through outsourcing selected functions, attaining better vendor management, and via on-going process re-engineering.
- **Move to a new 'Operations Center':** As far as practical, all divisions of the Group will be physically centralized in a new facility that has been designed to provide improved workflow, effective space utilization, and a better work environment. It is anticipated that this new facility, which will be fully operational around May, will lead to a step-change improvement in the services provided by the Group.
- **Further centralization of operations:** The Group will continue to centralize and consolidate most of its remaining operational activities to ensure maximum efficiency. Several initiatives are in the pipeline, such as the consolidation of the remittance functions, centralizing the remaining trade finance operations, consolidating and centralizing the operations of the two main overseas branches, and centralizing the safe keeping processes for fund operations.
- **Aggressively apply the Six Sigma approach to all key processes:** As noted above, the Six Sigma approach of process improvement has been adopted by the Bank under the oversight of its Change Program. A number of managers and staff within the Group have been trained in this approach and are expected to either lead or participate in at least eight major Six Sigma projects during the coming year – including rationalization of the use of cash replenishment processes across all cash points, statement and card delivery processes, lending origination processes, and selected trade finance related processes.
- **Develop and embed new cultural, mindset and desired behavior:** The Group recognizes that its strategic thrust to develop a world class operating platform must be anchored on the attitude and performance of its employees. Accordingly, it has launched a program to inject new and desired partnership behavior on the part of its employees. These changes include fostering: a best-in-class-services mindset, solid teamwork, and a "Can-Do Attitude" and a continuous improvement thinking. Training programs and workshops are under development, supplemented by a new group-wide communication program as well as a reward and recognition program. These initiatives will be rolled out throughout the year. In addition, Leader/Motivator training sessions will also be introduced to develop and harness operational leadership skills.

FINANCE GROUP

The Finance Group plays a pivotal role at the Bank where it is responsible for the following:

- preparation of financial and management reports for the Bank and the SCB Group;
- provision of management reports and analysis to all business and support functions within the Bank;
- establishment of an effective internal control system throughout the Bank;
- development of policies and practices related to the management of the Bank's balance sheet, and providing support to the Bank's Asset and Liability Management Committee (ALCO); and
- dissemination of financial information to regulators, shareholders and other stakeholders, and managing the Bank's investor relations.

2005 Performance Highlights

The main focus of the Group during the year was to improve the **depth, timeliness and quality** of financial and management information to support better decision making and improved risk management across all of the Bank's business units. A number of initiatives were launched in this area. These included the comprehensive reconciliation of information between the Bank's source systems and financial systems, as well as the continuous monitoring of data integrity.

Early next year, the **Hong Kong and Singapore branches** will be migrated to the same financial system platform as the Head Office in order to improve risk management, enhance operational efficiency and achieve more timely consolidation.

During the year, the Group completed an **external risk rating** with an international rating agency as a prelude to issuing a Baht 1.1billion short-term debentures. In addition, the Group significantly improved the extent of its external disclosures, both ad hoc and periodic, and enhanced the level of communication with the investor and analyst community.

In late 2005, the Group implemented the first phase of a new system that will provide customer level contribution analysis to the Bank's business units. This system will be further enhanced during the year ahead to provide a timely and in-depth customer and/or product profitability analysis.

Plans for 2006

In 2006, the Group expects to complete the project to replace most of its ancillary in-house financial systems – including Purchasing, Account Payables and Fixed Assets – with a new, integrated best-of-breed package. These sub-systems will be integrated to the Bank's general ledger system and are scheduled to be in use by February, 2006. The new systems will substantially enhance the efficiency and effectiveness of the procurement related functions within the Bank.

The Group plans to enhance the level of support it provides to the Bank for its balance sheet management activities. This will be achieved largely through the introduction of new and sophisticated reporting systems in the second-half of 2006.

As mentioned earlier, the Group will enhance its profitability systems to provide full customer/product profitability analysis in order to facilitate the performance management of the Bank's business units.

Finally, the Group will actively participate in the implementation of a new Enterprise Data Warehouse (EDW) that will function as a bank-wide data warehouse system. This project should be finished in the second half of 2006. A key objective of this new EDW is to provide comprehensive and timely financial analysis to support better decision making throughout the Bank.

AUDIT GROUP

The Audit Group reports directly to the Audit Committee of the Board of Directors and has a key role in meeting the Bank's corporate governance responsibilities. The mandate of the Group is to independently monitor and report to the Board on the adequacy and effectiveness of the system of internal control at the Bank and its subsidiaries, including compliance with the rules and regulations established by the senior management, Board of Directors and banking industry regulators. In addition, the Group reviews and provides an opinion on the provisions for and classification of loans, particularly non-performing loans (NPLs).

The Group develops an annual audit plan based on an assessment of key risks relating to the Bank's businesses, policies, processes and practices, and submits the plan for approval from the Audit Committee of the Board of Directors. The Committee tracks the performance of the Group and reviews the results and recommendation arising from its work.

2005 Performance Highlights

The key aspects of the Group's performance in 2005 included the following:

- Continuously improved the Bank's audit processes as well as the skills of the Group's personnel so as to better fit with the considerable growth of the Bank's business volumes;
- Supported and facilitated the use of Control and Risk Self-Assessment (CRSA) throughout the Bank and its subsidiaries with the aim of strengthening knowledge, awareness, and understanding of risks and the importance of internal controls directly relevant to each unit.;
- Developed recommendations for the Bank's business and functional units at the end of the audit to enable improvements to internal controls in an efficient and effective manner; and
- Participated in the on-going efforts to improve the Bank's policies, rules and regulations.

Plans for 2006

Given the rapid growth and expansion of the Bank and its subsidiaries in recent years, the Group plans to comprehensively review the Bank's high growth and new business areas in 2006. The aim is to ensure that the overall system of internal controls is robust and strong enough to meet the challenges of rapid growth. In 2006, the Audit Group's compliance function will be separated and set up as the Compliance Group in keeping with international best practice. The underlying aim of the new Compliance Group will be to promote a bank-wide culture of seeking compliance at an early stage for all products, services and processes. In turn, this focus on compliance is aimed at pushing the Bank towards an even higher level of corporate governance.


CURRENCY EXCHANGE SERVICE
EXCHANGE
OPEN DAILY
Foreign exchange services at foreign exchange booth

CORPORATE SOCIAL RESPONSIBILITIES (CSR)

The Bank has a strong and enduring heritage as an exemplary corporate citizen. To some extent this emanates from its unique formation, a century ago, as the first standard bearer for Thai banking. Long before CSR entered the corporate lexicon, the Bank played a leading role in supporting a diverse range of social and community projects that aim to uplift the quality of life of all Thai residents.

In 2005, to further institutionalize this heritage, the Board of Directors established a Corporate Social Responsibilities Ad-hoc Committee (CSR-AC) under the leadership of the Chairman of the Board. This CSR-AC develops overall policies and sets the direction with respect to meeting the Bank's CSR obligations, *maintains oversight over the various* projects initiated under these obligations, and evaluates whether a project's desired outcome has been attained.

A core principle anchoring the Bank's CSR activities is to seek the active participation of its employees in the betterment of the community they serve and to leverage the Bank's considerable nationwide infrastructure to execute its CSR-related projects. Looking ahead, the CSR-AC has determined, with the endorsement of the Board, that the core theme of all CSR related projects would be 'youth development'. However, continued support will be provided to other deserving causes and charities, including providing relief to the victims of major natural disasters that occur within the country.

2005 Highlights

1. Youth Development Projects

- **"Sufficiency economy" concepts to support youth development**

  The broad thrust of the first stage of this critical CSR initiative is to set an agenda for 'youth development', that draws on the concept of a 'self-sufficient economy' that has been proclaimed by HM the King as the philosophical underpinning of Thailand in the future – with modesty and the pragmatic application of knowledge in a manner that will enable the nation to better withstand future shocks. It is expected that the Bank's agenda for 'youth development' will relate specifically to the financial disciplines that are needed to prepare the youth of Thailand for a fast changing world. In 2005, a National Economic and Social Development Board (NESDB) working group conducted a study on the various schools of thought that are devoted to fostering a 'self-sufficient economy'. The CSR-AC is considering how the recommendations arising from this study can best be incorporated in its own plans for the Bank's 'youth *development' project that is expected* to commence in earnest in 2006.

- **Scholarships**

  For over 30 years the Bank has awarded scholarships to deserving candidates. In this context, the Bank's branches work with schools and universities throughout Thailand to select deserving scholarship recipients. Also, a number of scholarships were provided through various charitable organizations, such as "The King's Scholarships for Thai Monks', Rural Human Resource Development Project and the Golden Jubilee Royal Goldsmith College.

- **Education projects**

  In addition to giving scholarships, the Bank has supported several major projects devoted to education. For example, to promote extracurricular school learning the Bank continues to support the 'Thai Encyclopedia for Children' project initiated by HM the King by sponsoring the distribution of encyclopedias to schools in upcountry areas. During the year the Bank also made a cash donation in support of the Joint Doctoral Program in Business Administration, which is jointly managed by the National Institute of Development Administration (NIDA), Chulalongkorn University, and Thammasat University. In addition, during the year the Bank supported a number of international seminars that were organized to raise educational standards, such as the 'Joint UNESCO-APIED- SEAMEO Seminar on Thai Education' and the 'National Education Leaders Forum'.

- **'One Ampher, One Dream School' project**

  Launched in 2005, the project aims to procure school equipment and computers for selected schools nationwide. The bank has drawn up a plan to provide sustained support to these schools.



SCB presented financial support for victims of the Tsunami Disaster

2. Disaster relief

- **The SCB Relief Fund**

Following the Boxing Day tsunami that took a devastating toll on the people and the economy of six southern provinces, the Bank immediately established a relief fund and received Baht 62.3 million in donations from its directors, employees, customers, as well as members of the general public. All donations were used to set up the 'SCB Relief Fund' where the sole purpose was to provide assistance to victims of the tsunami disaster. The Fund was subsequently transferred to the Siam Cement Foundation in compliance with the regulations of the Ministry of Finance. *A Fund Committee manages the Fund* which is chaired by Privy Councilor H.E. Palakorn Suwanrath, with members drawn from both the Siam Cement Foundation and the Bank.

The Fund's objective in providing assistance is to enable young people, women, and the families who lost their primary income-earner to develop the skills and competence to achieve sustainable self-reliance. The funds that are raised are usually channeled through selected non-government organizations (NGOs) while the Bank's branches provide further assistance with the relief efforts and monitor the outcome from the use of such funds. To date, the Fund Committee has approved assistance in support of the Population & Community Development Association, the Sustainable Development Foundation, and the Children's Foundation.

In parallel with the Fund's activities the Board of Directors of the Bank approved an additional relief budget of Baht 20 million for the victims of the tsunami. One of the major projects supported with these funds was the construction of an efficient waste water treatment and garbage disposal system for the residents of a housing project located at Ban Bang Kaya in the Takua Pa District of Phang Nga province.

3. Environmental conservation

The Bank believes that to attain and sustain an improved quality of life for our citizens, economic development initiatives must be balanced against the need to conserve our environment for posterity. Accordingly, the Bank has consistently supported selected projects which protect and preserve the environment. Environment conservation-related projects that were supported by the Bank in 2005 included the following:

- **Reforestation Campaign.** In commemoration of the Royal Golden Jubilee the Bank donated funds to the Mae Fah Luang Foundation (established under Royal patronage) to carry out a reforestation project in mountainous areas of Chiang Rai province. The Mae Fah Luang Foundation was selected because its previous reforestation projects have been widely acknowledged for their success in both restoring the environment and in alleviating the poverty conditions faced by the communities that inhabit such areas.
- **Preserve Hua Hin Rally.** For the second consecutive year, the Bank joined with other public and private organizations to sponsor the Preserve Hua Hin Rally to raise funds for initiatives to conserve the environment in this historic and beautiful sea-side town located along the Gulf of Siam.
- **Somdech Phra Srinagarindra Parks Foundation.** The Bank participated in an art auction where the proceeds were donated to the Somdech Phra Srinagarindra Parks Foundation for the maintenance of parks built to honor the memory of HRH the Princess Mother.
- **The Thai Fund Foundation's Forest Conservation Projects** The Bank supported the third fund raising event for the Thai Fund Foundation's forest conservation projects. The Fund focuses on sustainable coexistence of both the communities and forests.

4 Projects promoted by the Royal Family

Together with the rest of the Thai nation, the Board of Directors, management, and employees of the Bank are deeply honored to regard themselves as the humble and loyal subjects of His Majesty the King. To place on record their continued deep appreciation for HM the King and members of the Royal family, the Bank has continued to support many royal initiatives that are aimed at promoting the well being of all Thais throughout our nation as well as events that commemorate specific Royal anniversaries. During the year, these



SCB presented HRH Princess Maha Chakri Sirindhorn with proceeds in supporting the Art for Children Project.

initiatives included the following:

- **Art for Children**, a project of the Observation and Protection Department, the Ministry of Justice, to support the **emotional development of juvenile offenders** through art education. The Bank supported one of this project's events held during the year that was organized in honor of HRH Princess Maha Chakri Sirindhorn.
- An art exhibition was organized to raise funds for the Chai Pattana Foundation (under Royal patronage) to provide **relief for victims of the tsunami**. The Bank, together with the Siam Commercial Foundation and The Six (an artists' group), organized the exhibition.
- A charity walk was held to raise funds for the **Chulabhorn Foundation's Cancer Center** as part of this foundation's program to celebrate the 48th birthday of HRH Princess Chulabhorn. The Chairman of the Board, the President & CEO, and a large number of Bank executives and employees joined the rally held at Lumpini Park, Bangkok.
- The Bank supported a music and cultural performance to mark the third '**Two Nations, One Friendship**' program. This event was also held as part of the birthday celebrations in honor of HRH Princess Chulabhorn.
- The Bank supported the YWCA's fund raising event for the education of **tsunami orphans** and for **AIDS victims** and their families. This event was held as part of the 48th birthday celebrations in honor of HRH Princess Soamsawali.
- The Bank continued to made donations on a regular basis to a number of charities that are under royal patronage, such as the **Prince Mahidol Award Foundation**, the **Ananda Mahidol Foundation**, the **King Rama II (Phra Buddhalertlanaphalai) Foundation**, the **King Prajadhipok and Queen Rambhai Barni Memorial Foundation**, the **Sai Jai Thai Foundation**, and the **Princess Maha Chakri Sirindhorn Foundation**. For the second consecutive year, the Bank also distributed 'Long Kong' fruits under the "**Royal Benevolence for the Three Southern Provinces**" program.

5. Public health

In common with other developing countries, Thailand faces a host of public health related problems. To alleviate these problems, the Bank supports charitable organizations that provide assistance to impoverished patients and/ or promotes awareness of public health issues in Thailand. The Bank's activities in this segment during the year included the following:

- **Blood bank donations**

For the ninth consecutive year, the Bank organized blood donation campaigns for the Thai Red Cross. In 2005, a total of 1.04 million c.c. of blood was obtained from 3,000 donors through these efforts. The Bank's employee health club led the drive for blood donations.

- **Donations to public health related charitable organizations**
  - The **Kidney** Disease Foundation of Thailand's activities
  - The **Heart** Disease Foundation of Thailand's activities
  - The establishment of Chulalongkorn Hospital's **Cancer** Center
  - An ambulance for **Ramatibodi** Hospital.
- The Bank makes donations in support of **medical research and education**. In 2005, the Bank provided financial support to the following educational activities:
  - The **Society of Cytology** Seminar
  - The 13th Asian Society for **Cardiovascular Surgery** Seminar
  - The 6th Asian Chapter Congress of the International Union of **Angiology**.

6. Art and culture

- The Bank supported a variety of **art and cultural events** in 2005. Of note was a fund raising gala dinner to support traditional textile weaving skills, the annual Bangkok International Dance and Music Festival, and the Chalermkrung Royal Theatre.
- In collaboration with the Siam Commercial Foundation, a non-profit body set up by the Bank to support development and conservation of national arts and culture, the Bank carried out the following:
  - organized a **young museum guide competition** to stimulate the interest of our youth in Thai museums-jointly with the Department of Art, Ministry of Culture;
  - provided **scholarships and funds** for art studies and research projects;
  - organized art exhibitions to raise funds for charitable institutions, including **Operation Smile Thailand Foundation**, and the Faculty of Painting, Sculpture and Graphic Arts, **Silpakorn University**; and
  - provided support for the **Ministry of Culture's** activities, especially those relating to our national artists.
- The Bank produces or provides financial support for selected TV documentaries that generate awareness and understanding of unique Thai arts and crafts as well as our nation's history and its religions. In 2005, two documentaries of note were:
  - '**Discovering Thai Arts and Values**': The Bank produced this documentary to promote public awareness and engender their involvement in the conservation of our national heritage. The program was aired on the Modern Nine TV channel on Saturday and Sunday after its evening news program.
  - '**In the Footsteps of Lord Buddha**': The Bank was the main sponsor for this documentary which traced the history of Buddhism and provided an understanding of the profound teachings of the Lord Buddha.

7. Sports

Part of the Bank's CSR budget is earmarked for contributions leading to the development of sports in Thailand. In 2005, the Bank carried out the following:

- served as the main sponsor of the **33rd University Games** sports contest
- sponsored activities of the **Thailand Golf Association**
- sponsored activities of the **Sports Association for the Disabled in Thailand** (under Royal Patronage)

As attested by the wide range of CSR activities documented above, the Board of Directors of the Bank firmly believes that it is of the utmost importance for the Bank to contribute to activities and events that lead to **a better quality of life** for all Thais through improvements in the communities we live in. While this support underscores the financial commitment of the Bank, of equal note must be the large number of volunteers, drawn from across the Bank's employee base, who participate in, and contribute to, the various activities and share this belief of the Board of Directors. For the past several years it is this latter trait that has served as the anchor for the Bank's being widely recognized as an exemplary corporate citizen.



Blood Donation Activity at Mahisorn Convention, SCB Head Office

AWARDS RECEIVED IN 2005

Bank of the Year 2005, The Banker

Best Bank in Thailand 2005, Euromoney

Best Bank in Thailand 2005, FinanceAsia

Best Retail Bank in Thailand, The Asian Banker

Best Managed Company, FinanceAsia

Triple A **Best Domestic Bank**, Thailand 2005, The Asset

Best Bond House 2005, FinanceAsia

Triple A **Best Local Currency Bond** in Asia, The Asset

Best Local Derivative House 2005, AsiaRisk

Deal of the Year and **Dealer of the Year**, Thai Bond Dealing Center

Board of the Year for Exemplary Practices 2004/05,
Thai Institute of Directors Association, Board of Trade of Thailand, Federation of Thai Industries, Thai Bankers Association, Listed Companies Association, Stock Exchange of Thailand

A Leader in Corporate Governance, Thailand, The Asset

#1 in Thailand's **Corporate Governance Ranking** 2005, Euromoney

Top Quartile CG Companies in Thailand 2005, CLSA

2005 Corporate Governance Report's Top Quartile Company,
Thai Institute of Directors Association, Stock Exchange of Thailand, Securities and Exchange Commission

Award winner, **Asian Banking Awards** 2005, The Asian Bankers Association

Recognized among the **150 Leading Asian Companies** 2005, BusinessWeek


COUNTRY
AWARDS
The Banker Awards 2005
BANK OF THE YEAR


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Thanon Petchaburi Branch

Risk Factors and Risk Management

Every business day banks are exposed to multiple risks of varying magnitude. Most of these risks arise from the innate volatility of financial markets and the underlying economic environment. Factors causing this volatility include changes to borrowers' businesses, interest rates, exchange rates, the regulatory framework, and competitive factors. Managing and, to the extent practical, mitigating the impact of this wide array of risks in a systematic basis lies at the core of the business of banking. Accordingly, the Bank has formulated policies, practices, and procedures to ensure the early recognition and management of risk as an inherent element of its business approach. This strong focus on risk is a key strategy in the Bank's long-term business plan. Through this strategy **the Bank seeks "to make risk management its core capability in order to ensure its long-term competitiveness"**. Additionally, the Bank plans to extend its risk management capability to cover all companies within the SCB group.

CREDIT RISK MANAGEMENT

Lending activities are a major component of both the Bank's profitability and its risk profile. As a result, the Bank's credit risk management principles serve as the backbone of its risk management capability. Credit risk management has been implemented in a three-pronged thrust as described below:

- *Growth: Efficient and effective credit* approval processes are embedded in all lending origination in order to minimize service cycle times and ensure that the borrowers' risk profile is taken into account when pricing the new business. In turn, this thrust leads to profitable growth within the business units.
- Quality: The next prong of the Bank's strategy is aimed quality. This is accomplished by enhancing the effectiveness of the credit approval process on an on-going basis via the following:

1. Monitoring the Return on Capital (ROC) as a mechanism for understanding the underlying profitability of each transaction and the overall portfolio of assets.
2. Conducting a global search to identify the best available automation and workflow solutions to support business lending origination, effective borrower risk rating, and loan portfolio management. These initiatives were launched in 2004 as part of the Bank's Wholesale Integrated Network project. The implementing process is well underway and upon completion these solutions will provide a step change improvement through speedier and more efficient origination service cycle time and better risk management mechanisms. Concurrently, the availability of more comprehensive and better quality information will enable the Bank to comply at an early date with the capital allocation framework that lies at the core of new Basel II guidelines.
3. Initiating a project to address the requirements of the Basel II guidelines, with the objective of developing an approach to comply with these guidelines and through closing all identified gaps in existing systems and processes. It is expected that compliance with this new framework will elevate the Bank's risk management capability to a much higher level and position it to compete with more sophisticated entrants in today's fast liberalizing financial services market place.
4. Establishing a Retail Risk Management Unit to address the rapid growth of the Bank's consumer lending portfolio. This unit is responsible for enhancing the Bank's underwriting policies and procedures, monitoring and improving its retail credit underwriting processes, analysis of the retail-lending portfolio; and determining expected loss ratios and provision requirements.

- People Capability: Ultimately, the quality of the Bank's risk management practices rests with the people involved in the risk management function. Hence, it is critical to build awareness of the factors that contribute to the Bank's risk across beyond the risk management team to include all of its business units. It is through this partnership and broad skill building that effective risk management will emerge as a core competency within the Bank.

RISK FACTORS

ECONOMIC RISK

In 2005, the Thai economy faced severe internal and external risks arising from the:

- impact of rapidly increasing oil prices on both domestic inflation and the current account;
- continuous increases in the Bank of Thailand's policy rate as a means to contain inflationary pressures that mirrored the stance of the US Federal Reserve;
- growing imbalances and uncertainties in world trade brought on by the unprecedented trade deficit recorded by the US, its growing reliance on external financing, and the failure of the members of the World Trade Organization to reach consensus on a more open international trade accord;
- slowdown in the world economic growth rates as well as the cyclical contraction in the demand for electronic products, the latter resulting in a shortfall in domestic export volumes in the first half of 2005;
- impact of the protracted drought on the agricultural sector and the water shortages on certain industries in the Eastern Seaboard;
- continued unrest in the three southern provinces leading to a decline in consumer and business confidence;
- outbreak of avian flu with the intermittent threat of a regional pandemic; and
- economic fallout from the tsunami disaster that occurred at the end of 2004, particularly in the case of key tourist destinations.

Fortunately, many of these risk factors eased during the year to where the economy's momentum picked up in the second half of the year. Other factors,

The Bank seeks "to make risk management its core capability in order to ensure its long-term competitiveness".



Customer service counter

however, continued to pose a risk throughout 2005, such as volatile oil prices and the escalating violence in the South. The situation was exacerbated by new macro level risk factors arising from Thailand's bilateral free trade agreements with its major trading partners (especially with Japan which is expected to come into effect in the second half of 2006), the steady revaluation of yuan, and the emergent political uncertainties on the domestic front.

In order to monitor the probability and impact of these risk factors, the Risk Management Group refined the environment-scanning model by focusing on the macro economic factors that impact the Bank's business profitability and/or the quality of its assets. Using this model as a framework, the Bank continuously adjusted its strategies, policies, products, and services to reflect the changing economic and the business environment. In addition, results from the Environment Scan were used to set Industry Risk Ratings (IRR), which are an important tool in the credit analysis process.

CAPITAL ADEQUACY RISK

As of 31 December 2005, the Bank's Capital Adequacy Ratio (CAR) stood at 15.1% of its risk assets, significantly higher than the 8.5% ratio required by the Bank of Thailand. In view of the severe volatility in the economy, the Bank believes it prudent to have an adequate capital buffer to cushion against unexpected changes in its operating environment. Also, this capital base places the Bank in a good position to take advantage of any inorganic growth opportunities that may arise from the on-going changes in the regulatory and competitive environment.

RISK FROM LOAN CONCENTRAION

At the end of 2005, on a consolidated basis the Bank had total loans amounting to Baht 612,062 million, representing year-on-year growth of 9.3%. Housing loans showed the biggest increase (+18.1%), followed by a 9.9% rise in loans to the utilities and the services sector.

The Bank has a formal policy of diversifying its lending exposure across various sectors by establishing predetermined concentration limits that sets a maximum credit exposure to a single obligor. Typically, the exposure to loss threshold is set based upon the risk rating of each customer so that the loss exposure will not exceed 15% of the Bank's Tier 1 capital. At the end of 2005, the major area of concentration was loans to the manufacturing and commercial sector, with loans outstanding of Baht 228 billion (or 37.3% of total loans). This was followed by housing loans (30.2% of total loans), and loans to the utilities and the services sector (14.8% of total loans).

RISK FROM CREDIT QUALITY

At the end of 2005, the Bank's Non-performing Loans (NPLs) stood at Baht 5.7 billion, representing 9.3% of total loans, compared to Baht 7.3 billion or decreased 22.8% of total loans at the end of 2004. These NPLs are classified into four groups: restructured debts pending repayment (19.6% of total), debts pending completion of restructuring negotiations (21.4%), debts pending the outcome of legal proceedings (19.1%) and debts pending execution of the legal award to the Bank (39.9%)

In addition to examining the credit quality of loans on an on-going basis, the Bank conducts an annual review and statistical analysis of credit migration in order to assess the overall changes to credit quality. During 2003-05, the rates at which normal loans lapsed into NPLs stood at 0.14%, 0.19%, and 0.10%, respectively. This outcome underscores the favorable impact of the qualitative improvements made to the Bank's underwriting quality and its ability to reduce the relapse rate following the restructuring of its NPLs.

RISK FROM LOAN GUARANTEES AND AVAL

At the end of 2005, the Bank's obligations arising from bank guarantees, letters of credit, aval for promissory notes, and other guarantees amounted to Baht 1,196 billion, compared to Baht 716 billion in the preceding year. In order to minimize the risks associated with these obligations, the Bank undertakes such obligations only after an assessment of the customer's financial strength and ability/willingness to repay using the Bank's prescribed underwriting standards. In most cases, these obligations are also backed by adequate collateral.

RISK FROM DEPRECIATION IN COLLATERAL VALUE

Most of the Bank's collateral is in the form of immovable assets that are exposed to the risk of downward fluctuations in the property market. The Bank conducts reviews of collateral values on a periodic basis, keeping credit lines consistent with any underlying collateral value. Where appropriate, the Bank also sets aside additional reserves as required by the Bank of Thailand. For loans that fall under the Pass and Special Mention categories, the Bank calculates the necessary level of loan loss provisioning based on the credit outstanding balance plus accrued interest but without reduction for collateral values using the Bank of Thailand's interest rates.

Petchburi Road Head Office: 1971-1993

After the end of the Second World War, the Thai economy recovered at a remarkable rate and the Thai banking system entered what is now referred to as the "modern banking era". With its solid financial base and large branch network, The Siam Commercial Bank played an important role as the cornerstone of the Thai banking system in the early post-war years and, in addition, as an important source of funds for the development of the country. To better position the bank to respond to the needs of this economic growth and development, in 1971 the bank moved its head office from Talad Noi to a spacious new head office complex at the intersection of Chidlom and Petchburi Road. Indeed, to this date this office complex is the base for one of the largest SCB branches in the country and the recently renovated building hosts a broad range of the Bank's business, product and operations divisions.



The bank was fortunate to enjoy rapid growth in terms of business volumes, assets, branch networks, and personnel. Its organization was restructured in discreet functional groups – each supporting a broad base of customers. Also, the groundwork was laid for computerized banking and the Bank launched the first electronic banking service in Thailand in 1965. Also, in 1983 the bank was the first to introduce ATMs in the country. At the same time, the bank continued to expand its branch network throughout the country.

To fund its rapid growth, the Bank increased its registered capital many times. On February 6, 1976 the bank listed on the Stock Exchange of Thailand and registered as a public company on February 19, 1993 adopting its present name of Siam Commercial Bank Public Company Limited.




SIAM COMMERCIAL BANK
LASER
zone

New look of Easy Bank

MARKET RISK MANAGEMENT

Market Risk entails potential losses to the Bank's portfolio arising from changes in risk factors such as foreign exchange, interest rates, equity prices and other financial indexes. The Bank has put in place a process to measure, monitor and control these risks so that they fall within predetermined exposure limits. In particular, the Bank aims to contain the risks associated with movements in foreign exchange and interest rates that could have a negative impact on its assets and liabilities. In 2005, the volatility of these risk factors can be summarized as follows:

CURRENCY RISK

In 2005, the US Dollar appreciated against the Thai Baht by an average of 5.20%, with a volatility rate of 4.64%. In particular, from March to June, the Baht weakened by almost 8%. The Baht subsequently moved in a range of Baht 40.75 - Baht 42.15 to the US dollar. The major factors that contributed to the Baht's volatility during the year included: the economic impact from the tsunami disaster, the floatation of the domestic diesel oil price following the removal of the government's subsidy, high global oil prices, Thailand's trade deficit, interest rate increases by the US Federal Reserve, and similar increases in the Bank of Thailand's policy interest rate.

INTEREST RATE RISK

In terms of the domestic interest rates, the Interbank Interest Rate (THBFIX) increased by 86.8% during the period from June to December. This dramatic jump in the Interbank THBFIX rate reflected a continuation of the upward trend from the previous year that showed a volatility of 12.4% (as measured by the THBFIX6M). There was also a noticeable shift in the yield curve for Baht denominated Thai Government bonds from June 2005 onwards. In particular, the 2-year yield curve increased significantly starting in June before experiencing a downtrend in December to register a volatility of 12-16%. Short-term yields moved in tandem with the short-term interest rate in the money market, and its upward movement was maintained during the year with a volatility rate of 16-28%.

The Bank's Market Risk Management Division under the Risk Management Group operates independently from other business groups. The Division's responsibilities include measuring, monitoring, reviewing and controlling market risks under the Bank's Market Risk Policy Guideline and the Trading Book Policy and Limits in order to enhance transparency, provide a sound system of internal control, and provide decision-making support to executive management. The Head of the Market Risk Management Division reports directly to the Chief Risk Officer and, in addition, supports the Bank's Asset and Liabilities Management Committee (ALCO) and the Risk Management Committee.

Statistical and non-statistical indicators have been put in place to assess Trading Portfolio Risk from many perspectives. Statistical risk measurement is based on Value-at-Risk (VaR) computations, while non-statistical risk is measured using Basis Point Value (BPV), Duration, Position Size and Stress Testing criteria.

Value at Risk (VaR) is defined within the Bank as the value of potential losses stemming from the movement of risk factors in the market. The Bank uses VaR to control and monitor risks to its Trading Book through the establishment of VaR limits. The Bank consolidates all VaR in its trading portfolio in order to measure the net diversification effect on its Trading Book. The consolidation of VaR enables the Bank not only to accurately measure risk, but also to determine the capital reduction, if any, that may arise from diversification. Going forward, the Bank will extend its VaR computations to cover cost and benefit analysis from the perspective of a specific line of business and/or product. Also, these new computations will be used for improved capital management in accordance with the Basel II framework.

The VaR is calculated with one-day time horizon at 99% confidence level. This


SCB Platinum CARD

SCB Platinum Card

translates into the potential loss for the Bank above the determined limit of one day in every 100 trading days or 2.5 days in one year for normal market situation. The test measures the difference between actual loss and potential loss against the benchmark of four times in 250 working days (one year).

The table below illustrates the Bank's Market Risk Exposure as of 31 December 2005. In aggregate the Bank's VaR stood at Baht 15.3 million, of which Baht 2.6 million related to foreign exchange risk and Baht 15.26 million to interest rate risk. This is reduced by a diversification effect of Baht 2.55 million.

with the Bank's products, processes and systems rests with the business unit concerned, the Division facilitates this activity and aggregates and reports on the operational risk levels on a bank-wide basis.

Operational Risk Management Procedures/Tools

The Bank uses many procedures and tools to identify, assess, and monitor the various categories of operational risk. Amongst the most significant are the following:

Key Risk Indicators (KRIs)

The Bank places a high degree of importance on KRIs, which serve as the primary operational risk management tool. KRIs are statistical measures, often financial thresholds, which provide an insight on the Bank's operating risk profile and any changes thereto. The Risk Management Committee monitors these KRIs and initiates remedial or mitigating action when and where warranted.

Market Risk Exposure of the Bank's Trading Portfolio as of 31 December 2005

(Baht million)

Risk Type	Foreign Exchange	Interest Rate	Aggregate
VaR	2.64	15.26	15.35

In 2005, the Bank used the Standardized Approach to calculate its Market Risk Capital. In the near future, the Bank plans to employ the Internal Model Approach to ensure that its capital management policies and procedures are both more effective and appropriate.

OPERATIONAL RISK MANAGEMENT

OPERATIONAL RISK POLICY

In 2004, the Board of Directors approved the Operational Risk Policy Guide that provides a framework for the effective management of operational risks across all activities of the Bank, covering identification, assessment, monitoring, reporting and control.

In 2005, the Board of Directors reviewed the Guide using the Bank of Thailand's guidelines and international best practices. The Board approved the revised Operational Risk Policy Guide.

Operational Risk Management Principles

The Operational Risk Management Division is organized independently from all business units and corporate functions of the Bank, and reports directly to the Head of Risk Management and, through him, to the Risk Management Committee. The Division is responsible for the development of policies, processes, and procedures to manage operational risk, as well as the implementation of tools and techniques to mitigate/control risk and capital allocation to cover operating risk. Although the onus of managing and controlling operational risk associated

Towards the end of 2005, the Division developed a **Loss Database** to capture, in a comprehensive fashion, the full range of operational losses in which each loss is classified by an event type in accordance with the categories recommended under the Basel II framework. This historical database will enable the Bank to better assess its exposure to operational risk in the years ahead.

The Bank is developing an **Incident Reporting and Management procedure** that will be implemented in early 2006. This procedure will emerge as one the Bank's key operational risk management tools by facilitating better understanding of the frequency and magnitude of the various types of operational loss incidents. Also, it will serve as a foundation for compliance with the operational risk framework under Basel II.

Business Continuity Plan (BCP) is another crucial element of the Bank's operational risk management framework that aims to minimize the impact of business disruptions caused by disasters, as well as ensure the rapid resumption of its critical business functions. In 2005, the Bank engaged a major consulting firm to assist with the development of a BCP that includes a framework and detailed plans for three mission critical areas. The Operational Risk Division will facilitate the roll out the BCP to other critical business areas in 2006.

New Products/Services Approval Process

The Bank's aggressive business plans require the frequent launching of new products and services. In addition to observing a rigorous new product approval process, the Bank has strengthened the procedures for measuring and reporting the risk levels associated with new products and services before formal approval is obtained. Adoption of these procedures has resulted in better assessment of the credit, market, and operational risks associated with these new products and services prior to a launch decision.


ge of Thailand

Dr. Chirayu Isarangkun Na Ayuthaya, SCB's Chairman of the Board of Directors, *was presented with the prestigious awards "Board of the Year Awards 2004/2005" from the Thai Institute of Directors*

Corporate Governance Report

The Board recognizes the critical importance of corporate governance in supporting the Bank's sustained growth and value enhancement. As a commercial bank and a listed company, the Bank is committed to compliance with the corporate governance principles issued by regulatory authorities. The Board has assigned, through the Nomination and Corporate Governance Committee, the management to keep track of regulatory developments related to corporate governance and to adapt the Bank's practices accordingly. The aim is for the Bank to adopt world-class practices for the benefits of all stakeholders and to reinforce their trust.

CORPORATE GOVERNANCE POLICY

The Board approved the Bank's policy statement on corporate governance. The policy provides the guideline on the Bank's corporate governance practices, covering the corporate governance structure, rights of stakeholders, shareholder meetings, conflicts of interest, internal control, and disclosure policy.

Furthermore, the Board assigned the Nomination and Corporate Governance Committee, a committee appointed by the Board, to draw up an implementation and monitoring plan to ensure compliance with the policy, monitor implementation results, and regularly review and appropriately adapt the policy.

For Year 2005, the Board reviewed the Bank's policy statement on corporate governance and adopted the policy amendments recommended by the Nomination and Corporate Governance Committee concerning director compensation, nomination and election of directors, orientation and development of directors in order to broaden the policy coverage and to move towards the adoption of world-class practices. The Bank's policy statement on corporate governance is available on our website (http://www.scb.co.th) under "Corporate Governance".

SHAREHOLDERS: RIGHTS AND EQUITABLE TREATMENT AND SHAREHOLDER MEETINGS

The Bank's policy is to conduct shareholder meetings properly in accordance with the law and to allow shareholders to exercise their rights fully and in an informed manner.

For Year 2005, the Annual General Meeting of Shareholders no. 182 was held on April 5, 2005. Notice of the meeting, detailed agenda and accompanying documents and the proxy form were sent to shareholders 15 days in advance to assist shareholders in casting their vote on each agenda item and in exercising their rights.

Information provided to shareholders in order that they will have sufficient information for consideration of each agenda item and to allow them to use their rights effectively included:

- Factual details, reasons, and the Board's recommendation on each agenda item.
- Material information, such as profiles of the candidate for election to fill the board seat vacated by the director who retires by rotation and details of remuneration of director and board committee members for the shareholders' information.
- Details of meeting procedures and appointment of proxy, advising that shareholders may appoint an independent director or the President as their proxy.

In addition, for convenience, separate registration was provided for shareholders and proxy holders. Separate voting slips were provided for each agenda.

The 2005 Annual General Meeting of Shareholders was chaired by the Board Chairman. 11 directors including the chairmen of the board committees attended and responded to shareholders' questions. Before the meeting formally began, the Chairman explained the voting procedures. After each agenda item, the voting results on the agenda item, which were compiled through the bar code system, were announced. At the end of the meeting, the President also announced the number of increased votes registered during the session.

For the shareholders' convenience, multi-media presentations were also shown during the meeting and a simultaneous English translation was provided for foreign shareholders. The Chairman allowed the shareholders fair opportunity to ask questions and make recommendations, and provided comprehensive clarification when requested.

The minutes of the meeting were recorded and the vote on each agenda item was counted and announced. The minutes were submitted to the Stock Exchange of Thailand 13 days after the meeting and posted on our website (http://www.scb.co.th) under "Investor Realations." The minutes will be submitted to the shareholders for ratification in 2006 Annual General Meeting as provided by the Articles of Association.

In addition, the Bank adopted a policy to post the Notice of the 2006 Annual General Meeting of Shareholders and related documents on our website (http://www.scb.co.th) under "Investor Relations" in order to increase a communication channel for the shareholders to promptly receive such information.

POLICY ON STAKEHOLDERS' RIGHTS

The Bank recognizes the rights of all stakeholders, and has in place a policy whereby all stakeholders' rights are safeguarded by strictly complying with applicable laws and regulations, including the Bank's policies which are stated in the Corporate Code of Conduct as follows:

- **Customers**
  To provide optimal benefits and satisfaction to our customers through delivery of quality products and services, fair treatment, and information confidentiality safeguards.

- **Shareholders**
  To deliver satisfactory returns to our shareholders through sustained superior operating results, effective internal control, auditing systems, and risk management.

- **Employees**
  To recruit and retain quality and capable personnel, continuously implement personnel development programs, and provide job security and career advancement opportunities. (Details of 2005 performance of the Bank's human resource management is provided on page 26 of this report.)

- **Business partners and Competitors**
  To conduct business with the bank's partners and competitors with fairness and confidentiality in compliance with applicable laws and regulations; not using dishonest or unethical means to gain information about our partners and competitors.

- **Creditors and Suppliers**
  To honor our agreements entered into with the bank's creditors and suppliers in accordance with their terms and relevant laws and regulations.

- **Social responsibility**
  To conduct the bank's business with responsibility towards the society and with sensitivity when dealing with issues which are related to public interest; and to regularly support and participate in activities that are beneficial to communities and the society.

In addition, the Bank has other guidelines as follows:

- **Environment**
  To abide by environmental laws and regulations, implement effective safety and environmental management measures to prevent negative impacts on local communities, and promote employees' awareness of and concern for the environment.

- **Conflict of interest**
  To implement measures to control and prevent transactions which may involve conflict of interests or inappropriate transactions with connected parties; and to put in place and follow policies, regulations and approval procedures; and to comply with regulatory requirements on approval of and disclosure of information on connected transactions.

- **Information disclosure**
  To deliver thorough, accurate and timely information to shareholders, investors, and the public in compliance with relevant laws and regulations.

- **Corporate governance**
  To abide by governance principles prescribed by regulators of commercial banks and listed companies; and to earn the trust of its stakeholders to develop world-class governance systems for their benefit.



The Annual General Meeting of the Shareholders No.182, SCB Head Office

LEADERSHIP AND VISION

In pursuing the vision of the Bank "to be the Bank of Choice for Customers, Shareholders and Employees", the Board is committed to conduct itself in accordance with the highest standards of ethical behavior and in accordance with the law. The functions and responsibilities of the Board are as stipulated by law and the resolutions of shareholders. This includes the following:

(a) developing and/or approving policies and strategies for, and financial objectives of the Bank and monitoring the implementation of these policies, strategies and financial objectives, with the aim of maximizing its economic value and shareholders' wealth;

(b) formulating and/or approving structures, procedures, and practices designed to ensure compliance with regulatory requirements, the Articles of Association, resolutions of shareholders' meetings and general ethical standards;

(c) formulating and/or approving structures, procedures and practices designed to ensure that there are appropriate systems of risk management, compliance and internal control;

(d) monitoring and assessing the performance of management in achieving strategic targets and budgets approved by the Board (at least half-yearly);

(e) setting criteria for, and evaluating, the performance of the President, and other senior members of the management team (at least annually);

(f) reviewing, on a regular and continuing basis, the succession plan for the position of President;

(g) observing and ensuring compliance with the Directors' Code of Conduct.

Members of the Board are persons who have the background and experience in finance, banking, business, marketing, legal, management, and/or such other experience deemed beneficial to the Board in performing its duty.

At present, there are 15 Board members, whose names and backgrounds are provided on page 6-9 of this report.

BALANCE OF POWER FOR NON-EXECUTIVE DIRECTORS

The size and composition of the Board are as prescribed in the Bank's Article of Association and the Board's Charter. In particular, at least 3 members or one-fourth of the Board (whichever is higher) are Independent Directors, and not more than one-third of the Board serve as Executive Directors.

- **Independent Director**
  An independent director is a Director who does not have any related business or work that may affect his or her independent decision. A Director is not considered to be independent if such Director:

(a) holds shares in excess of 0.5 per cent of the issued shares of the Bank or any of its subsidiary, associated or related companies, including shares held by a related person;

(b) takes part in the management of the Bank or its subsidiary, associated, or related companies or major shareholders of the Bank, or receives the salary from the Bank, or its subsidiary, associated or related companies, or its major shareholders.

(c) is an advisor who receives salary from the Bank or its subsidiary, associated

Ratchayothin Head Office, SCB Park Plaza: 1996 - present

By the early 1990's the Bank was fast outgrowing the Petchburi Head Office and Thailand was on the cusp of another major economic boom. Accordingly, the decision was made to build a new world-class complex that would support the Bank as it leveraged from the relentless economic growth. The new complex ranked as one of the best facilities of its kind in Thailand and the Bank moved to the new Ratchayothin Head Office on January 29, 1996.

Sadly, the economic crisis of the late 1990's brought economic growth to a standstill. Together with the other financial institutions the Bank was severely tested in its ability to withstand the erosion to its asset quality. In the aftermath of the economic crisis, SCB increased its registered capital to Baht 40,000 million in 1998 and again to Baht 70,000 million in 1999 to resolutely respond to the challenges it faced.



In 2001, the Bank launched the Change Program, a strategic transformation plan that would restore the value of the Bank's franchise and reposition its competitive profile. Also, it sought to strengthen the SCB financial services Group's business capabilities to meet future competition and related challenges. The underlying mission of the Program is to emerge as the Premier Universal Bank in Thailand. Since, a large number of deep rooted changes have been initiated - reorganization, new business models, redesigning processes and implementing new systems, enhancing the SCB brand, and nationwide network expansion.

The Program has been a resounding success, as attested by its record growth and profits over the last two years. Much more remains to be done to sustain and enhance its competitive capabilities. The vision is very simple - SCB will strive to be "the Bank of Choice for Customers, Shareholders, and Employees". With a unique heritage and a century of services, SCB looks boldly ahead to the next 100 years.

or related companies, or major shareholders of the Bank;

(d) has any direct or indirect benefit in financial and management of the Bank or any of its subsidiary, associated or related companies, or its major shareholders; or

(e) is related to, or is a close relative of a senior executive or a major shareholder of the Bank.

The definition of independent director conforms with the Bank of Thailand's regulation on composition of the board of directors of a commercial bank to enhance corporate governance dated 3 December 2005 which is more stringent than the minimum requirement of the Stock Exchange of Thailand.

- **Executive Director**

An executive director is a Director who is involved in the bank management on a full-time basis, and receives regular monthly remuneration from the Bank in the form of salary or its equivalent.

At the present, the Bank has 6 Independent Directors (40% of total number of directors) i.e. Mr. Anand Panyarachun, Mr. Pichai Chunhavajira, Mr. John William Hancock, Mr. Maris Samaram, Mr. Tiraphot Vajrabhaya, and Mr. Sumate Tanthuwanit, and 3 Executive Directors (20% of total number of directors) i.e. Mr. Vichit Suraphongchai, Khunying Jada Wattanasiritham, and Mrs. Kannikar Chalitaporn.

SEGREGATION OF POSITIONS

According to the Bank's governance structure, the Board elected one of its Directors who does not hold an executive position in the Bank as its Chairman. The Chairman of the Board of Directors does not chair the Executive Committee and is not the President of the Bank, in compliance with the principle of segregation of roles in policy formulation and oversight from those in operations management.

The Board appoints one of its members as Chairman of the Executive Committee. The Chairman of the Executive Committee has the powers and duties to administer and manage the business of the Bank as assigned by the Board including formulation and review of key strategies and practices, roles relating to other Board committees and ensuring that the Executive Committee abides by its charter. The Chairman of the Executive Committee is an authorized director.

Under the Bank's Regulations, the President is an ex-officio member of the Executive Committee. The President is also an authorized director and has the powers and duties that the Board deems appropriate, including the following :

1. To implement the Bank's operations according to the policies, strategies and goals approved by the Board.
2. To monitor and provide reports on business conditions and the Bank's position, and recommending options and strategies which are consistent with the Bank's policies and market conditions.
3. To consider and approve credit, investment, and debt restructuring in accordance with the approval regulations.
4. To manage and supervise of the Bank's operations such as finance, risk management, internal control, operations, and human resources.
5. To represent the Bank including having the authority to deal with government agencies and regulators.
6. To oversee communications with the public, shareholders, customers and employees to ensure that they are positive and enhance the Bank's reputation and image.
7. To implement assignments entrusted to him/her by the Board and the Board Committees.
8. To oversee implementation of good governance practices bank-wide.

BOARD COMMITTEES

The Board has appointed 5 board committees, namely

1) Executive Committee,
2) Audit Committee,
3) Compensation Committee,
4) Nomination and Corporate Governance Committee, and
5) Risk Management Committee.

In addition, there are 4 management committees, namely

1) Strategy and Review Committee,
2) Change Program Steering Committee,
3) Asset and Liabilities Management Committee, and
4) Investment Committee.

Details of the composition, functions and responsibilities of the board committees and the management committees are available on our website (http://www.scb.co.th) under "Corporate Governance".

DIRECTOR AND MANAGEMENT REMUNERATION

The Board's policy is that director remuneration should be appropriate and reflect their duty and responsibility to fulfill the expectations of the stakeholders and meet regulatory requirements. It is implicit that the Bank's directors must possess appropriate experience and qualifications to discharge such duties.

At present, the current board remuneration was approved at the Annual General Meeting on April 3, 2000. The Board Chairman receives a remuneration of Baht 1.8 million per year, and Baht 1.2 million per year each for Board members.

Furthermore, at the Annual General Meeting of Shareholders no.181 on April 8, 2004, shareholders approved a payment of directors' bonus at the rate of 0.5 percent of dividend and authorized the Board to determine how the bonus should be distributed, effective from financial year 2003. The shareholders approved a dividend payment of Baht 2.00 per share for 2004 operating results, or a total payment of Baht 6,718 million. Payment of directors' bonus therefore totaled Baht 33.58 million.

The Board, based on recommendations by the Compensation Committee, also sets the remuneration of senior management at the level of Senior Executive Vice Presidents upward and the remuneration of Executive Vice Presidents who report directly to the President. These amounts take into consideration the responsibility of such executives, and their past, current and anticipated contributions. To the extent possible such compensation will reflect the relative compensation level in the marketplace for senior executives.

REMUNERATION OF BOARD COMMITTEES

Remuneration of Board Committees is determined by the Board. In setting the remuneration, the Board is advised by the Compensation Committee.

Executive Committee: The Committee Chairman receives Baht 300,000 per month. Each member of the Executive Committee receives Baht 150,000 per month. The President of the Bank is an ex-officio member and receives no payment. A Senior Executive Vice President who also serves as a member of the Executive Committee receives no payment.

Audit Committee: The Committee Chairman receives Baht 75,000 per month plus Baht 15,000 fee per attendance. Each Audit Committee member receives Baht 50,000 per month plus Baht 10,000 fee per attendance.

Compensation Committee: The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Each Compensation Committee member receives Baht 20,000 per month plus Baht 10,000 fee per attendance.

Nomination and Corporate Governance Committee: The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Each Nomination and Corporate Governance Committee member receives Baht 20,000 per month plus Baht 10,000 fee per attendance.

Risk Management Committee: The members of the Risk Management Committee receive no payment as it is comprised solely of the Bank's executives.

Remuneration for the Board and the Board Committees was reported to the shareholders at the 2005 Annual General Meeting on April 5, 2005.

REMUNERATION FOR THE BOARD, THE BOARD COMMITTEES, AND SENIOR EXECUTIVE OFFICERS IN 2005

1. Remuneration in Cash

1.1 The Board of Directors, totaling 15 persons, received aggregate meeting allowances of Baht 18.60 million. *(ref: Table 1)*

1.2 The Board of Directors, totaling 17 persons, received aggregate payment of directors' bonus for Year 2004 operations of Baht 33.58 million. *(ref: Table 1)*

1.3 Meeting allowances of the members of Executive Committee, Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee (9 persons) totaled Baht 9.84 million. *(ref: Table 1)*

1.4 Remuneration of the Executives from Senior Executive Vice President level upward (6 persons) totaled Baht 94.33 million.

2. Other Remuneration

The Bank's provident fund contribution to the President and Senior Executive Vice Presidents (4 persons) totaled Baht 3.48 million.

BOARD MEETINGS

The Board Charter requires that it hold not less than 6 meetings per year. Special meetings are convened as necessary. In 2005, there were 13 Board meetings. Principal meeting agendas were: consideration of the Bank's strategic direction, annual business plan and budget, quarterly financial reports, status of the Change Program, significant credit and debt restructuring, significant acquisition and disposal of assets, key organization and management changes, new policies and performance reviews. The Company Secretary ordinarily prepares and circulates the agenda and relevant documents at least 7 days before each meeting to allow Board members time to consider the issues.

The Company Secretary records the minutes, which are ordinarily circulated to the Board members within 7 days after the meeting. The minutes are adopted at the next subsequent meeting, and are kept for scrutiny by the Board members and other concerned parties.

Details of Directors attendance record in 2005 are shown as follows: *(ref: Table 2)*

DIRECTOR ORIENTATION AND DEVELOPMENT

The Bank holds orientation meetings for new board members. In these meetings, briefings on the Bank's policies and key business operations are given by senior executives and important documents listed below are provided to the new directors:

1. The Director Manual. The main headings are: roles and responsibilities of directors, policy statement on corporate governance, approval authorities, prohibitions under applicable laws, roles and responsibilities of the Board committees.
2. Articles of Association and Regulations of the Bank.
3. The Bank's latest annual report.

In addition, the Bank encourages its Directors to attend courses or join activities aimed at enhancing their performance in the Board and Board Committees. 11 Directors have participated in the Thai Institute of Directors (IOD)'s director programs such as: Chairman Program, Directors Certification Program (DCP), Director Accreditation Program (DAP) and Audit Committee Program.

BOARD ASSESSMENT

The Board endorsed the Nomination and Corporate Governance Committee's proposal on the process of the board performance assessment for Year 2005. The Company Secretary was assigned to send the assessment forms which cover 1) Performance assessment of individual Board members, 2) Performance assessment of the Chairman of the Board, and 3) Performance assessment of the Board as a whole, and to gather those forms to deliver to the Chairman of the Nomination & Corporate Governance Committee for consideration. The results will be discussed at a Board Meeting accordingly. Details of the process are available on our website (http://www.scb.co.th) under "Corporate Governance".

The assessment of performance over a calendar year will be undertaken on a yearly basis during January and February. At the Annual General Meeting in April of each year, the Board will use the assessment as a basis for its recommendation to shareholders on reelection of directors who will retire by rotation.

TABLE 1 **Remuneration for the Board and the Board Committees**

Unit: million Baht

Name	The Board of Directors	The Executive Committee	The Audit Committee	The Compensation Committee	The Nomination and Corporate Governance Committee	The Directors' Bonus for 2004 Operations
1. Mr. Chirayu Isarangkun Na Ayuthaya	1.80					2.19
2. Mr. Vichit Suraphongchai	1.20	3.60				2.19
3. Mr. Maris Samaram	1.20		1.02			2.19
4. Mr. Anand Panyarachun	1.20			0.40	0.40	2.19
5. Mr. Bodin Asavanich	1.20	1.80				2.19
6. Mr. Tiraphot Vajrabhaya	1.20		0.64			2.19
7. Mr. Pichai Chunhavajira	1.20		0.66			2.19
8. Mr. John William Hancock	1.20			0.27	0.27	2.19
9. Mr. Peter Seah Lim Huat	1.20			0.26	0.26	2.19
10. Mr. Sumate Tanthuwanit	1.20			0.26		2.19
11. M.R. Disnadda Diskul	1.20					2.19
12. Mrs. Puntip Surathin	1.20					2.19
13. Mr. Prakob Tantiyapong (1)	1.20					0.99
14. Khunying Jada Wattanasiritham	1.20					2.19
15. Mrs. Kannikar Chalitaporn	1.20					2.19
16. Mr. Sohei Sasaki (2)						0.80
17. Mr. Verachai Tantikul (3)						1.09
Total	18.60	5.40	2.32	1.19	0.93	33.58

Remark:
(1) Mr. Prakob Tantiyapong has been appointed to be the director since July 19, 2004.
(2) Mr. Sohei Sasaki resigned on May 14, 2004
(3) Mr. Verachai Tantikul resigned on July 1,2004

TABLE 2 **Details of Directors attendance record in 2005**

Name	The Board of Directors	The Executive Committee	The Audit Committee	The Compensation Committee	The Nomination and Corporate Governance Committee	Tenure As of Dec 31, 05
1. Mr. Chirayu Isarangkun Na Ayuthaya	12/13	-	-	-	-	18 years and 3 months
2. Mr. Vichit Suraphongchai	12/13	27/27	-	-	-	6 years
3. Mr. Maris Samaram	11/13	-	8/8	-	-	2 year and 10 months
4. Mr. Anand Panyarachun	12/13	-	-	3/3	3/3	1st Tenure: 12 years and 2 months 2nd Tenure: 8 years and 2 months
5. Mr. Bodin Asavanich	13/13	23/27	-	-	-	4 years
6. Mr. Tiraphot Vajrabhaya	11/13	-	4/8	-	-	2 years and 8 months
7. Mr. Pichai Chunhavajira	9/13	-	6/8	-	-	2 years and 8 months
8. Mr. John William Hancock	11/13	-	-	3/3	3/3	6 years and 6 months
9. Mr. Peter Seah Lim Huat (1)	7/13	-	-	2/3	2/3	6 years and 6 months
10. Mr. Sumate Tanthuwanit (2)	10/13	-		2/3	-	2 years and 8 months
11. M.R. Disnadda Diskul	9/13	-	-	-	-	1st Tenure: 5 years and 7 months 2nd Tenure: 3 years and 3 months
12. Mrs. Puntip Surathin	9/13	-	-	-	-	2 years and 5 months
13. Mr. Prakob Tantiyapong	13/13	-	-	-	-	1 years and 5 months
14. Khunying Jada Wattanasiritham	13/13	27/27	-	-	-	6 years and 10 months
15. Mrs. Kannikar Chalitaporn	11/13	26/27	-	-	-	3 years and 11 months

Remark:
(1) Mr. Peter Seah Lim Huat is a foreign resident.
the Meeting of the Compensation Committee no. 2/2005, Mr. Seah attended the Meeting via teleconferencing.
the Meeting of the Nomination and Corporate Governance Committee no. 2/2005, Mr. Seah attended the Meeting via teleconferencing.
(2) Mr. Sumate Tanthuwanit
the Meeting of the Compensation Committee no. 2/2005, Mr. Sumate attended the Meeting via teleconferencing.

CODE OF CONDUCT

The Board has approved the Corporate Code of Conduct to provide a framework for the Bank's operations in alignment with its 3 Core Values, as follows:

1. Integrity: We are open, honest and ethical – as individuals and as an organization.
2. Accountability: We take our commitments seriously, and stand accountable for all our actions.
3. Teamwork: We value the contributions of others, and know that we are strongest when we work together.

In addition, the Board formulated a Director's Code of Conduct settling as the ethical standards for its directors. Directors will pursue the highest standard of ethical conduct in the interests of shareholders and all other stakeholders. The Code covers important principles such as honesty and integrity, conflicts of interest, and compliance with laws and regulations.

In 2003, the Bank introduced a new version of Employee Code of Conduct, setting out standards of professional and ethical conduct for all employees of SCB group. The employees at all levels are expected to conduct themselves in an honest, diligent, and responsible manner and do what is right. This will build and sustain confidence and trust among our customers, shareholders and the general public.

Details of Corporate Code of Conduct, Director's Code of Conduct and Employee's Code of Conduct are available on our website (http://www.scb.co.th) under "Corporate Governance".

COMPANY SECRETARY

The Board of Directors appointed Ms. Siribunchong Uthayophas, Senior Vice President, Manager, Board Secretariat and Shareholder Services Office, as the Company Secretary to take responsibility for matters connected with the meetings of the Board and the shareholders and to contribute to best corporate governance practices.

The Company Secretary reports functionally to the Chairman of the Board of Directors and operationally to the President. Details of the Company Secretary's functions are available on our website (http://www.scb.co.th) under "Corporate Governance".

APPOINTMENT OF THE AUDITORS AND FIXING THE AUDITING FEE

The Board assigned the Audit Committee to consider and propose the appointment of the external auditors and the auditing fee to the shareholders for approval at every of the Annual General Meeting of shareholders. At the 2005 Annual General Meeting, the shareholders approved the following items:

1. The appointment of Dr. Suphamit Techamontrikul License No.3356 or Mr. Niti Jeungnijnirun License No.3809 or Mr. Permsak Jerajakwattana License No.3427, of Deloitte Touche Tohmatsu Jaiyos Office to be the auditor of the Bank for the financial year 2005.
2. The audit fee and other fees in the amount of Baht 10.2 million in total, comprising of Baht 7.3 million for auditing the Bank's account and Baht 2.9 million for auditing the accounts of the Bank's foreign branches.

CONFLICT OF INTERESTS

The Board attaches importance to consideration and prevention of transactions which may involve conflicts of interest and related party transactions in compliance with good governance principles. The Bank has adopted a code of conduct for the Board and a code of conduct for employees, and a policy and procedures for approval, reporting and disclosure of information to regulatory authorities. Its directors and executives are required to notify the Bank of any related interest or transaction which may cause a conflict of interest. They are not allowed to participate in consideration of matters in which they may have beneficial interest. Directors and Executives are prohibited from using inside information for personal benefits.

The Bank has adopted a policy guideline on transactions with related parties, namely subsidiary company, associated company, major shareholder, executive, and controlling interest. Such a transaction must be conducted on the same basis as that for a normal transaction with a third party in respect of pricing and other conditions. Details of major related party transactions that took place in 2005 are provided in the Notes to the Financial Statements.

INTERNAL CONTROL

The Bank recognizes that effective risk management and appropriate and effective internal control systems are crucial for the effective and efficient management of the Bank, prevention and mitigation of factors that may put assets of the Bank and its clients at risk, the Bank's reputation and compliance with relevant laws and regulations. The key control systems are:

- Alignment of the organization structure with the Bank's goals and businesses, functions, responsibilities and reporting lines of the business units.
- Clear designation of authorities of executives and operational staff. Approval authorities of operating and monitoring functions are clearly segregated to ensure check and balance. The Bank reviews its subsidiaries' operations on a regular basis.
- The Audit Committee assesses the adequacy of the Bank's internal control systems through review and approval of the audit plan, audit reports prepared by the Audit Group and the external auditors concerning the appropriateness and the adequacy of the control systems, compliance with regulatory requirements, custody of assets, financial reporting, and existing accounting policies. Joint meetings are held at least once every quarter and the Committee discusses with management the adequacy of the control systems.
- The Risk Management Committee is responsible for setting the risk management framework and policy guidelines, review of risk management policy guidelines to contain risks at acceptable levels, and ensuring compliance.
- Issuance of written policies, rules and procedures, operational manuals and internal control guidelines. In addition, business units and subsidiaries have adopted self risk assessment and control practices.
- The Audit Group is instrumental for supervision of and auditing operations of business units and subsidiaries. The audit plan covers high-risk functions and all operational aspects – management, operation, financial, reporting, regulatory compliance, and IT control.

DISCLOSURE POLICY

The Bank has established a disclosure policy, approved by the Board of Directors in 2003, with the aim to deliver accurate, sufficient, thorough, and timely disclosure of information to shareholders, investors, and the public. This policy complies with all laws and regulations related to dissemination of information. The main intent is to ensure that the investment in the Bank's securities is based on fair and informed decisions.

The designated Bank executives to act as Disclosure Officers, comprise The Chairman of the Board, the Chairman of the Executive Committee, the President, the Chief Financial Officer, and the Division Head of Investor Relations. The Disclosure Officers meet and provide information to interested parties various occasions as follows:

- One-on-one meetings with investors and equity analyst (114 meetings in 2005);
- General meeting with equity analysts, 2 times a year;
- Participating in Investors conferences (2 conferences in 2005);
- Road Shows (3 in 2005);
- Press conferences

An investor relations unit is responsible for disseminating information to interested parties through various communication channels, including Securities Exchange of Thailand's communication channels, the Bank's web site; http://www.scb.co.th (Investor Relations) and SCB Update, a newsletter to the shareholders.

In conjunction with investor relations activities, the Bank regularly held press conferences to release key information to the public such as operating results, business strategy.

In January 2006, the Bank held a meeting with analysts and a press conference to discuss the operating results for 2005 and the business plan for 2006. A plan has been prepared for discussion of 2006 operating results with equity analysts and the press.

To contact the Investor Relations Unit, the general public may call 0-2544-4222 or e-mail at : investor.relations@scb.co.th

Changes in shareholding in the bank's shares or debentures (ref: Table 3)


OMMERCIAL BANK

SCB's announcement of operating results

TABLE 3 **CHANGES IN SHAREHOLDING IN THE BANK'S SHARES OR DEBENTURES**

	NAME	POSITION	THE AMOUNT OF SHARES AS AT DECEMBER 31,2005	CHANGE IN 2005
1	Mr. Chirayu Isarangkun Na Ayuthaya	Chairman	-	-
2	Mr. Vichit Suraphongchai	Director and Chairman of the Executive Committee	-	-
3	Mr. Maris Samaram	Independent Director and Chairman of the Audit Committee	-	-
4	Mr. Anand Panyarachun	Independent Director, Chairman of the Compensation Committee and Chairman of the Nomination and Corporate Governance Committee	428,793 SCB 32,300 SCB-P	-
5	Mr. Bodin Asavanich	Director and Executive Director	580 SCB -	(1,000 SCB) (1,580 SCB-P)
6	Mr. Tiraphot Vajrabhaya	Independent Director and Member of the Audit Committee	133,600 SCB 15,000 SCB-P	(10,000 SCB)
7	Mr. Pichai Chunhavajira	Independent Director and Member of the Audit Committee	-	-
8	Mr. John William Hancock	Independent Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee	1,000 SCB	-
9	Mr. Peter Seah Lim Huat	Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee	-	-
10	Mr. Sumate Tanthuwanit	Independent Director and Member of the Compensation Committee	101,953 SCB	-
11	M.R. Disnadda Diskul	Director	-	-
12	Mrs. Puntip Surathin	Director	426 SCB	-
13	Mr. Prakob Tantiyapong	Director	-	-
14	Khunying Jada Wattanasiritham	President and Executive Director	-	-
15	Mrs. Kannikar Chalitaporn	Director & Senior Executive Vice President and Executive Director	-	-
16	Mr. Sirichai Sombutsiri	Senior Executive Vice President, Corporate Banking Group	-	-
17	Mr. Deepak Sarup	Senior Executive Vice President, Change Program and Information Technology	-	-
18	Mr. Wuchien Michael Than	Senior Executive Vice President, Human Resources Group	-	-

Remark :
SCB - SCB Ordinary Shares
SCB-P - SCB Preferred Shares

Bank's Directors who held the Bank's debenture: None
Bank's Directors who held share or debenture of an affiliated company: None
Bank's Directors who had direct or indirect interest in any contract which made by the Bank: None

Audit Committee Report

The Bank Audit Committee is composed of 3 independent directors:

1. Mr. Maris Samaram	Chairman of the Audit Committee
2. Mr. Tiraphot Vajrabhaya	Member of the Audit Committee
3. Mr. Pichai Chunhavajira	Member of the Audit Committee

The Committee's term expired on 5 April 2005. The Committee was reappointed for another two years by the Board at its meeting no. 2/2005 on 24 February 2005.

The Audit Committee held eight meetings in 2005 and performed its duties and responsibilities as assigned by the Board. During these meetings senior executives in charge of finance, risk management, internal audit and related operations, as well as the external auditor, were invited to attend Audit Committee meetings to submit reports and for consultations on relevant matters. The Audit Committee performed the following tasks during the year:

- Reviewed the quarterly, half-year, and annual financial reports to ascertain that they were accurate and in compliance with generally accepted accounting standards. The Committee discussed with management and the auditor on the Bank's accounting policies, the process of report preparation and the disclosures accompanying the financial reports to assure their appropriateness, integrity and comprehensiveness.

- Reviewed the audit plan and made adjustments so as to be able to comprehensively cover risk issues that fit the changes to the Bank's operations and processes. The Committee received and noted audit reports from the internal and external auditors. On crucial findings, the Committee discussed the matters with concerned executives and urged them to implement necessary remedial measures. These matters were also reported to the Board. The Committee directed the Audit Group to develop an information system to keep track of recommended actions to be taken to enable management and the top executives of the audited units to supervise and follow up on the implementation of the auditors' findings.

- Received regular reports from the Risk Management Committee. The Committee assigned the Audit Group to train other business units to implement control and risk self-assessments on a continuous basis. The Committee recommended that the Bank use the results of these assessments and the risk self-assessments mandated by the Bank of Thailand in order to be able to continue to maintain an effective internal control strategy. The Committee believes that the Bank has in place effective internal control and risk management systems.

- Confirmed that the Bank has an on-going compliance function that will assure that it is in compliance with the relevant laws and the regulations of the Bank of Thailand, the Stock Exchange of Thailand, the Securities and Exchange Commission, and other regulatory requirements. The Committee was informed about reports of connected transactions.

- Followed and reviewed the development of the Bank's IT systems, as well as reviewed the problems that have been encountered with respect to the implementation of the Bank's new IT system, including issues related to data security systems. The Co mmittee also determined that information derived from the Bank's IT systems is adequate and that the level of investment is appropriate.

- Reviewed the auditors' performance during the year. The auditors provided opinions and recommendations that were useful in the process of preparing the Bank's financial reports, s well as improvements to its internal control and accounting procedures. The Committee will recommend the re-appointment of the auditors for another term. The Committee also reviewed the audit fees and will propose to the shareholders that the proposed audit fees be approved.

In the Committee's opinion, the information disclosed in the Bank's financial statements and related notes are sufficient and are in accordance with generally accepted accounting standards. It also determined that the Bank has adopted and implemented appropriate risk management and internal control systems that are sufficient and consistent with its present business environment and support its commitment to best governance practices.

Mr. Maris Samaram
Chairman of the Audit Committee

Management Discussion and Analysis



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

For quarter 4/2005 and the year ended December 31, 2005

This report discusses principal changes in the audited consolidated financial statements for quarter 4/2005 and the year ended December 31, 2005.

Operating Results

For the year ended December 31, 2005, net profit was a record Baht 18,883 million, an increase of Baht 394 million or 2.1% from Baht 18,489 million last year, driven by an increase in interest and dividend income resulting from loan expansion and interest spread management.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Net profit	**18,883**	**18,489**	**2.1%**
Gain on investment	889	8,257	-89.2%
Bad debt and doubtful accounts	1,233	5,130	-75.9%
Pre-provision profit excluding gain on investment	19,227	15,362	25.2%

Net Interest and Dividend Income

Net interest and dividend income rose 20.1% yoy to Baht 25,489 million, up Baht 4,263 million from Baht 21,226 million last year, as interest and dividend income rose faster than interest expenses.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Total interest and dividend income	32,073	27,278	17.6%
Interest on loans	25,977	21,840	18.9%
Interest on interbank and money market items	1,981	1,024	93.4%
Investments	4,115	4,413	-6.8%
Total interest expenses	6,584	6,052	8.8%
Net interest and dividend income	25,489	21,226	20.1%
Net Interest Margin (NIM)	**3.37%**	**2.85%**	

Interest on loans rose by Baht 4,137 million yoy to Baht 25,997 million, mainly due to loan expansion and interest rate adjustments in the third and the fourth quarters of the year (MLR was raised from 5.75 % as at September 2005 to 6.50% as at December 2005) while interest and dividend income from investment decreased by Baht 299 million yoy to Baht 4,115 million due to the reduction in the bond investment portfolio resulting from a decline in the Bank's liquidity.

Interest expenses rose 8.8% yoy to Baht 6,584 million, up Baht 532 million with deposit cost growing by Baht 436 million or 8.9% as the Bank raised fixed deposit rates in the third and the fourth quarters of the year as well as interest rates for major business cash management clients. In addition, interest on interbank and money market items increased by Baht 215 million or 217% due to marked growth in money market transactions. Interest on short-term borrowing rose by Baht 172 million or 268% yoy while interest on long-term borrowing fell Baht 290 million from the conversion of subordinated convertible bonds under 1 year in to short-term borrowing and the issuance of short-term notes during the year.

With interest and dividend income growing at a faster rate than funding cost, net interest margin (NIM) widened to 3.37% from 2.85% in 2004. In 4Q05, net interest margin widened to 3.35% from 3.14% in the previous quarter.

Non-interest Income

In 2005, the Bank booked investment gain of Baht 889 million compared with Baht 8,257 million last year owing to divestment of non-core business. Excluding investment gain, non-interest income from core business was up 21.8% yoy to Baht 16,523 million, an increase of 2,958 million. Non-interest income dropped 20.2% yoy to Baht 17,412 million, down by Baht 4,411 million.

- Fee and service income was Baht 10,380 million, up Baht 1,956 million or 23.2% yoy on growth in card business, bancassurance business, capital market business, business cash management, loan-related fees and international trade.
- Gain on exchange was Baht 1,928 million, up Baht 436 million from the previous year due to expansion in business volume especially with corporate clients.
- Income from equity interest in associated companies was Baht 482 million, a decline of Baht 272 million compared to a year earlier, mostly from lower performances of subsidiaries due to market conditions.
- Other income was Baht 3,733 million, an increase of Baht 837 million or 28.9% yoy from gain on disposal of assets and foreclosed properties, reversal of provision for diminution in appraised value of land and premises and provision for expense on sales of foreclosed properties.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Fees and service income	10,380	8,424	23.2%
Acceptances, avals, and guarantees	799	708	12.9%
Others	9,581	7,716	24.2%
Gain on exchanges	1,928	1,492	29.2%
Income from equity interest in subsidiaries and/or associated companies	482	753	-36.1%
Other income	3,733	2,896	28.9%
Operating Income	16,523	13,565	21.8%
Gain on investment	889	8,257	-89.2%
Total non-interest income	17,412	21,823	-20.2%

Non-interest Expenses

Non-interest expenses in 2005 increased to Baht 21,801 million, up by 14.7% or Baht 2,787 million from last year. Principal items are listed as follows:

- Personnel expenses increased by Baht 776 million yoy to Baht 7,819 million due to salary adjustment, provision for deferred bonus and higher headcount.
- Premises and equipment expenses increased by Baht 787 million yoy to Baht 5,065 million mainly from network expansion and other banking system expenses.
- Taxes and duties rose Baht 124 million yoy to Baht 1,344 million as interest income and gain on exchange increased.
- Fees and service expenses rose 29.2% yoy to Baht 2,052 million, up Baht 464 million, as a result of higher business volume and more outsourcing.
- Directors' remuneration increased slightly from the previous year to Baht 89 million.
- Other expenses were Baht 2,922 million, up by Baht 590 million compared to Baht 2,332 million last year from expenses related to card business and marketing expenditures.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Personnel expenses	7,819	7,043	11.0%
Premises and equipment expenses	5,065	4,278	18.4%
Taxes and duties	1,344	1,220	10.2%
Fees and service expenses	2,052	1,588	29.2%
Directors' remuneration	89	83	7.2%
Contributions to the FIDF	2,510	2,470	1.6%
Other expenses	2,922	2,332	25.3%
Total non-interest expenses	**21,801**	**19,014**	**14.7%**
Operating Cost to Income Ratio	**51.9%**	**54.7%**	

With operating income increasing faster than operating expenses, operating cost to income ratio in 2005 decreased to 51.9% from 54.7% last year.

Loan Loss Provision

Loan loss provision in 2005 declined to Baht 1,233 million from Baht 5,131 million in 2004. In the previous year, the Bank set provisions for past dues of more than 48 months against which lawsuits were not filed and for loan losses arising from the tsunami.

Financial Status

Assets

Total assets as at December 31, 2005 rose 6.5% yoy to Baht 814,587 million, up Baht 49,693 million. Details are listed below:

- Loans (excluding accrued interest receivable) increased 9.3% yoy to Baht 612,062 million, up Baht 52,139 million.
- Total Interbank & money market items increased 0.9% yoy to Baht 58,982 million, up Baht 545 million.
- Securities purchased under resale agreements declined to Baht 100 million from Baht 8,900 million at the end of 2004 as a result of liquidity management.
- Net investment decreased by Baht 19,133 million to Baht 107,197 million, owing to the sales of debt and equity securities of non-core businesses.
- Properties foreclosed transfer increased by Baht 4,925 million or 38.7% yoy due to the reversal of foreclosed properties.

Liabilities

As at December 31, 2005, total liabilities increased 5.0% yoy to Baht 716,099 million, up Baht 34,304 million. Key factors are :

- Deposits dropped marginally by 0.8% yoy to Baht 625,335 million, down Baht 4,826 million, due to withdrawals at the end of year.
- Interbank and money market items increased by Baht 12,531 million on higher money market transactions.
- Borrowings increased 67.9% yoy to Baht 27,873 million, up Baht 11,272 million. Short-term borrowings increased by Baht 18,969 million from the issuance of Baht 9,736 million in short term bonds to domestic investors, repayable within 30 days to 270 days, with interest rates ranging between 1.50%-4.50% per annum, whilst long-term borrowings decreased by 7,697 million from the redemption of subordinated convertible bonds in October 2005 and the conversion of subordinated convertible bonds under 1 year to short-term borrowings.

Shareholder's Equity

Shareholder's equity increased 18.5% to Baht 98,488 million, up Baht 15,389 million. Principal items are :

- *Baht 18,883 million increase from profits for the year.*
- Baht 1,074 million increase from conversion of subordinated convertible bonds into ordinary shares.
- Baht 3,234 million increase from revaluation surplus on land and premises apprisal.
- Baht 1,501 million decrease from smaller surplus on investment revaluation due to sales of investment and decline in stock values in line with market conditions.
- Baht 6,718 million decrease from dividend payment in April at Baht 2.00 per share.

Book value per share (BVPS) at end December 2005 ascended to Baht 28.97 (ordinary and preferred shares at end of December 2005 totaled 3,399 million shares) from Baht 26.74 at end 3Q05 and Baht 24.84 at end 2004.

Off Balance Sheet: Contingencies

As at December 31, 2005, the Bank and subsidiaries had combined contingencies of Baht 1,195,907 million, up 66.9% or Baht 479,542 million from the end of 2004. The increase was driven by larger liabilities under unmatured import bills, letters of credit, and other contingencies in line with better economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to customers.

(Consolidated)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Aval to bills and guarantees of loans	4,013	3,648	10.0%
Liability under unmatured import bills	4,588	4,107	11.7%
Letter of credit	10,812	9,827	10.0%
Other contingencies	1,176,494	698,783	68.4%
Total contingencies	1,195,907	716,365	66.9%

Loans and Deposits

As at end December 2005, consolidated gross loans increased 9.3% yoy to Baht 612,062 million. Gross loans at the Bank only totaled Baht 603,812 million or 98.7% of total loans on the consolidated basis.

Loans on Bank-only account at end 2005

increased by Baht 48,362 million or 8.7% yoy to Baht 603,812 million.

Good loans expanded by Baht 68,878 million or 14.7% yoy while loans under Special Assets Group (Bad Bank) dropped by Baht 20,516 million or 23.3%.

Loan growth was broad-based. Retail loan growth continued to be robust, surging Baht 40,068 million or 25.7% from the end of last year. Corporate loans increased by Baht 15,346 million or 7.2% while SME loans grew by Baht 13,464 million or 13.7%.

(Bank only)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Good Bank	536,372	467,494	14.7%
- Corporate	228,970	213,624	7.2%
- SME	111,493	98,029	13.7%
- Retail	195,909	155,841	25.7%
Bad Bank	67,440	87,956	-23.3%
Total loans	**603,812**	**555,450**	**8.7%**

By sector (consolidated basis), housing loans recorded the fastest yoy growth of 18.1%, followed by other loans (14.0%) and utilities and services (9.9%). On the other hand, real estate and construction decreased slightly by 4.1%.

(Consolidated)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Agriculture and mining	10,369	9,931	4.4%
Manufacturing and commercial	228,458	215,699	5.9%
Real estate and construction	58,123	60,607	-4.1%
Utilities and services	90,427	82,267	9.9%
Housing loans	184,743	156,391	18.1%
Others	39,942	35,028	14.0%
Total loans	**612,062**	**559,923**	**9.3%**

Deposits at end 2005 were Baht 625,335 million (consolidated basis), down Baht 4,826 million or 0.8% from end 2004. Though six-month and up to one year deposits rose by 14.9%, total fixed deposits shrank by 13.27%. Meanwhile, demand and savings deposits increased by 9.0% and 13.8% respectively. As a result, the proportion of demand and savings deposits increased from 55.1% at end 2004 to 60.8% at end 2005.

(Consolidated)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Demand	31,121	27,340	13.8%
Savings	348,922	319,994	9.0%
Fixed			
- Less than 6 months	166,516	197,789	-15.8%
- 6 months and up to 1 year	21,096	18,362	14.9%
- Over 1 year	57,680	66,676	-13.5%
Total deposits	**625,335**	**630,161**	**-0.8%**

Loans to Deposits Ratio

Loans to deposits ratio (consolidated basis) grew from 88.9% at end 2004 to 97.9% at end 2005 because loan growth outstripped deposit growth.

Net loans to deposits ratio jumped to 89.1% at end 2005 from 78.7% at the end of 2005.

(Consolidated)	Dec 31, 05	Dec 31, 04
Loans to deposits ratio	97.9%	88.9%
Net loan to deposit ratio	89.1%	78.7%

Non-performing Loans and Loan Loss Provisions (Bank only)

Non-performing loans

As at December 31, 2005, non-performing loans (NPLs) or loans in substandard classification and lower according to the Bank of Thailand's definition were Baht 57,112 million, or 9.3% of total loans, a decline from Baht 73,947 million (29.5% of total loans) at the end of last year mainly due to write-offs and sales of non-performing assets.

Combined NPLs of the Bank and Chatuchak AMC were Baht 59,765 million or 9.7%, a decline from Baht 76,355 million or 13.4% at the end of 2004.

(Bank only)		Dec 31, 05	Dec 31, 04
Non-performing loans (NPLs)	Bt, million	57,122	73,947
	% of total loans	9.3%	13.1%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	32,623	41,581
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	49,510	61,411
	% of NPLs	86.7%	83.0%
	% of Allowance per BoT's requirement	151.8%	147.6%

Allowance for doubtful account

The Bank's policy is to set aside an appropriate ratio of general reserve to good loans. Provision in 2005 was for new loans only.

As at December 31, 2005, allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 49,510 million. In the year 2005, the Bank set aside provision of Baht 1,200 million.

The coverage ratio of loan loss provision to non-performing loans increased to 86.7% from 83.0% in 2004. Compared to the Bank of Thailand's requirement, the Bank had excess loan loss provision of 51.8%, or Baht 16,887 million.

Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment condition, and combinations thereof.

In 2005, loans amounting to Baht 10,998 million were restructured. As at December 31, 2005, outstanding loans to restructured debtors including accrued interest, non-performing loans and normal loans in the consolidated financial statements were Baht 66,062 million, a decrease from Baht 83,288 million at end 2004. For the Bank's financial statements, outstanding loans to restructured debtors were Baht 65,327 million, a decrease from Baht 81,680 million at end 2004.

The Bank recognized interest income from debt restructuring in the amount of Baht 2,993 million, representing an annualized yield for the year 2005 of 4.0%.

(Consolidated)		2005	2004	% yoy
Loans to the restructured debtors	Bt, million	66,062	83,288	-20.7%
Trouble debts restructuring in the period	Bt, million	10,998	13,272	-17.1%
Interest income recognized in the statement of income	Bt, million	2,993	3,926	-23.8%
Yield from restructured debts (annualized)	% of average outstanding	**4.0%**	**4.1%**	

Statutory Capital (Bank only)

The Bank's capital funds (Tier-1 and Tier-2 capital) as of December 31, 2005 were Baht 91,798 milllion, or approximately 15.1% of risk weighted assets (RWA), of which Baht 72,084 million, or 11.9% was Tier 1 capital.

Capital funds increased by Baht 6,282 million from Baht 85,516 million at end of December 2005 mostly from profit for the year.

		Estimated Capital Included interim items*	Statutory Capital		
(Bank only)		Dec 31, 05	Dec 31, 05	Dec 31, 04	% yoy
Tier-1 Capital	Bt, million	81,756	72,084	63,374	13.7%
	% of RWA	13.5%	11.9%	11.4%	
Tier-2 Capital	Bt, million	19,714	19,714	22,142	-11.0%
	% of RWA	3.2%	3.2%	4.0%	
Total Capital	Bt, million	101,470	91,798	85,516	7.3%
	% of RWA	16.7%	15.1%	15.4%	
Risk Weighted Asset	Bt, million	607,456	607,456	553,848	9.7%

Remark: the second half of 2005 profits were Baht 9,672 million.

Liquidity

In 2005, the Bank's liquidity decreased from the year 2004 as the Bank's loans growth outpaced deposits growth. As a result, the Bank's loan-to-deposit ratio increased from 88.9% in 2004 to 97.9% this year.

The Bank's policy on liquidity management is to arrange sources of funds at an acceptable cost. The Bank has set up an Assets and Liabilities Management Committee to formulate policy on liquidity management. Also, the Bank has followed the Bank of Thailand's requirement on liquid assets which states that banks must maintain liquid assets equal to at least 6% of total deposits. At least 1% must be in deposits with the Bank of Thailand, while inter-bank deposits must not exceed 2.5%.

Sources and Uses of Funds

In 2005, deposits accounted for 76.8% of SCB's sources of funds. Other sources of funds included 12.1% from shareholders' equity, 3.4% from issuance of debt instruments and 3.4% from interbank borrowings.

In 2005, 73.5% of these funds were used in net loans and accrued interest, while another 13.2% were applied to investments. Meanwhile, interbank and money market items made up 7.2%.

Classification of Loans and Deposits by Maturity

(Consolidated)	Dec 30, 05		Dec 30, 04		% yoy
	Amount (Bt, million)	% Share of Total	Amount (Bt, million)	% Share of Total	
Loans					
- Less than 1 year	271,385	44.3%	245,353	43.8%	10.61%
- Over 1 year	340,677	55.7%	314,570	56.2%	8.30%
Total loans	612,062	100.0%	559,923	100.0%	9.31%
Deposits					
- Less than 1 year	619,545	99.1%	601,511	95.5%	2.99%
- Over 1 year	5,790	0.9%	28,650	4.5%	-79.79%
Total Deposits	625,335	100.0%	630,161	100.0%	-0.77%

As shown in the above table, though deposits with more than 1 year maturity were less than loans with more than 1 year maturity, this is a normal situation for Thai commercial banks since depositors normally roll-over their deposits when they fall due. The problem of maturity mismatch is therefore viewed as an acceptable business risk.

COMPARATIVE KEY FINANCIAL STATISTICS
(CONSOLIDATED BASIS)

Fianacial Status
As of December 31,

Unit : Million Baht

	2005	2004	2003	2002	2001
Total Assets	814,587	746,895	746,838	675,722	719,589
• Loans	612,062	559,923	512,391	489,119	459,945
• Allowance for Doubtful Accounts	(54,726)	(64,066)	(74,795)	(82,579)	(25,939)
• Investment-net	107,197	126,330	143,948	143,444	120,492
• Properties Foreclosed	17,647	12,723	11,522	12,649	11,689
Total Liabilities	716,099	681,796	670,180	622,657	656,713
• Deposits	625,335	630,161	612,871	574,504	605,980
• Borrowings	27,873	16,601	24,435	25,837	25,916
Total Shareholders' Equity	98,488	83,099	76,658	53,065	62,877

Financial Results
For the year ended December 31,

Unit : Million Baht

	2005	2004	2003	2002	2001
Interest and Dividend Income	32,073	27,278	27,999	30,550	33,328
Less Interest Expenses	6,584	6,052	8,461	12,689	16,943
Net Interest and Dividend Income	25,489	21,226	19,538	17,861	16,385
Non-interest Income	17,412	21,822	11,437	10,600	8,212
Total Income	**42,901**	**43,048**	**30,975**	**28,461**	**24,597**
Less Non-Interest Expense	21,801	19,014	15,773	15,708	14,472
Income (loss) Before Bad Debts and Doubtful Account	**21,100**	**24,034**	**15,202**	**12,753**	**10,125**
Less Bad Debt and Doubtful Account	1,233	5,130	2,455	25,084	9,527
Income Tax and Minority Interest	985	415	287	157	193
Net Income (loss)	**18,883**	**18,489**	**12,460**	**(12,488)**	**405**

Key Financial Ratios (Consolidated Basis)

Unit : Percent

	2005	2004	2003	2002	2001
Profitability Ratio					
Return on Assets (ROA)	2.4	2.4	1.8	-1.8	0.1
Return on Equity (ROE)	20.8	23.1	19.2	-21.5	0.7
Net Interest Margin (NIM)	3.4	2.9	2.7	2.6	2.4
Non Interest Income to Total Income (excl. Investment gains)	39.3	39.0	36.3	35.6	34.1
Efficiency Ratio					
Operating Cost to Income	51.9	54.7	50.2	53.3	57.8
Operating Cost to Assets	2.7	2.5	2.1	2.2	2.0
Financial Ratio					
Equity to Assets	12.1	10.9	10.3	7.9	8.7
Loans to Deposits	97.9	88.9	83.6	85.1	75.9
Net Loans to Deposits	89.1	78.7	71.4	70.8	71.6
Debt to Equity (Times)	7.3	8.2	8.7	11.7	10.4
Capital Adequacy Ratio					
Total Capital to Risk Assets	15.1	15.4	12.9	14.0	16.6
Tier 1 Capital to Risk Assets	11.9	11.4	7.1	8.1	10.3
Tier 2 Capital to Risk Assets	3.2	4.0	5.8	5.9	6.3
Asset Quality Ratio (Bank only)					
Non-performing Loans to Total Loans	9.3	13.1	17.5	24.25	28.6
Total Allowance to Non-performing Loans	86.7	83.0	80.2	67.5	16.6
Total Allowance to Total Loans	8.2	11.1	14.2	16.5	5.2
Accrued Interest to Total Loans	0.2	0.2	0.3	0.5	0.5

Share Information*

	2005	2004	2003	2002	2001
Earnings per Share - EPS (Baht)	5.56	5.53	3.94	-	0.13
Book Value per Share (Baht)	28.97	24.84	24.24	16.94	20.08
Dividend per Share** (Baht)	3.00	2.00	1.40	-	-
Market Capitalization (Billion Baht)	177.6	163.9	171.3	86.4	52.4
Number of Share (Million shares)	3,399	3,345	3,163	3,132	3,131

Remark:

* The Bank's share includes ordinary shares and preferred shares.

** Dividend per share in 2005 as proposed to the Annual General Meeting of Shareholders in April 2006.

Financial Statements and Notes

Report of The Independent Certified Public Accountants

Report of The Board of Directors' Responsibilities for Financial Statements



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
BALANCE SHEETS
As at December 31, 2005 and 2004

UNIT : BAHT

	Notes	CONSOLIDATED 2005	CONSOLIDATED 2004	BANK 2005	BANK 2004
ASSETS					
CASH		24,047,782,187	19,467,921,676	23,848,400,253	19,326,876,383
INTERBANK AND MONEY MARKET ITEMS	4.1				
Domestic items					
Interest bearing		9,307,714,101	9,784,348,443	7,402,462,023	8,619,008,716
Non-interest bearing		6,182,404,067	7,237,590,651	6,053,481,582	7,114,562,747
Foreign items					
Interest bearing		40,657,892,347	39,512,662,790	37,790,711,538	36,443,188,541
Non-interest bearing		2,833,691,229	1,902,375,286	2,266,026,691	1,423,028,386
Total interbank and money market items		58,981,701,744	58,436,977,170	53,512,681,834	53,599,788,390
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	4.2	100,000,000	9,000,000,000	100,000,000	9,000,000,000
INVESTMENTS	4.3				
Short-term investments - net		25,803,250,903	37,607,890,725	20,545,152,304	30,122,819,488
Long-term investments - net		75,837,893,629	84,397,057,875	73,426,413,196	81,939,342,556
Investments in subsidiaries and associated companies - net		5,555,967,298	4,324,832,473	18,394,629,835	18,706,393,739
Total investments - net		107,197,111,830	126,329,781,073	112,366,195,335	130,768,555,783
LOANS AND ACCRUED INTEREST RECEIVABLES					
Loans	4.4	612,062,140,868	559,922,831,638	603,812,361,426	555,450,323,587
Accrued interest receivables		1,538,029,458	1,377,164,289	1,503,063,073	1,294,557,796
Total loans and accrued interest receivables		613,600,170,326	561,299,995,927	605,315,424,499	556,744,881,383
Less Allowance for doubtful accounts	4.4.5, 4.5	(52,130,556,648)	(59,670,028,749)	(47,135,230,619)	(57,273,912,164)
Less Revaluation allowance for debt restructured	4.6	(2,595,822,359)	(4,395,811,091)	(2,374,467,000)	(4,136,594,000)
Net loans and accrued interest receivables		558,873,791,319	497,234,156,087	555,805,726,880	495,334,375,219
PROPERTIES FORECLOSED - NET	4.8	17,647,119,533	12,722,937,967	17,522,139,011	12,403,333,828
CUSTOMERS' LIABILITY UNDER ACCEPTANCES		454,190,618	366,510,600	454,190,618	366,510,600
PREMISES AND EQUIPMENT - NET	4.9	26,670,190,202	26,530,715,518	25,516,669,391	21,690,413,939
ASSETS PENDING TRANSFER	4.10	1,664,412,010	2,103,657,014	1,664,412,010	2,086,960,909
RECEIVABLES FROM SELLING OF INVESTMENTS		7,689,442,780	1,322,204,574	7,628,754,952	1,318,003,190
RECEIVABLES FROM DISPOSAL OF ASSETS		2,796,316,490	2,442,791,130	2,796,316,490	2,442,791,130
OTHER ASSETS - NET	4.11	8,464,879,212	8,935,922,620	6,533,966,416	6,487,654,362
TOTAL ASSETS		814,586,937,925	764,893,575,429	807,749,453,190	754,825,263,733
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	4.12				
Deposits in Baht		610,211,653,662	618,039,733,089	610,739,983,579	616,221,979,672
Deposits in foreign currencies		15,123,844,484	12,121,506,274	11,691,111,284	8,496,256,294
Total deposits		625,335,498,146	630,161,239,363	622,431,094,863	624,718,235,966
INTERBANK AND MONEY MARKET ITEMS	4.13				
Domestic items					
Interest bearing		24,432,172,503	11,372,540,413	24,431,690,418	11,185,445,774
Non-interest bearing		2,365,226,552	3,034,833,086	2,491,165,522	3,174,852,094
Foreign items					
Interest bearing		16,452,639	229,100,525	62,398,111	307,402,487
Non-interest bearing		643,991,029	290,493,882	660,443,082	300,385,478
Total interbank and money market items		27,457,842,723	14,926,967,906	27,645,697,133	14,968,085,833
LIABILITIES PAYABLE ON DEMAND		2,674,019,197	3,246,902,529	2,664,196,124	3,246,196,684
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	4.14	500,000,000	-	500,000,000	-
BORROWINGS	4.15				
Short-term borrowings		18,968,970,444	-	18,790,509,067	-
Long-term borrowings		8,903,732,715	16,601,314,825	8,903,732,715	16,210,314,825
Total borrowings		27,872,703,159	16,601,314,825	27,694,241,782	16,210,314,825
BANK'S LIABILITIES UNDER ACCEPTANCES		454,190,618	366,510,600	454,190,618	366,510,600
INTEREST PAYABLE ON DEPOSITS		1,074,110,578	981,401,993	1,073,567,674	980,678,537
LIABILITIES PENDING TRANSFER	4.16	5,421,256,409	3,385,762,523	5,409,980,478	3,376,688,536
PAYABLES FROM PURCHASES OF INVESTMENTS		16,927,412,471	4,903,069,144	16,927,412,470	4,903,069,144
OTHER LIABILITIES	4.17	8,382,204,718	7,221,863,112	5,253,406,302	4,022,522,006
TOTAL LIABILITIES		716,099,238,019	681,795,031,995	710,053,787,444	672,792,302,131

The notes to the financial statements form an integral part of these statements

UNIT : BAHT

	Notes	CONSOLIDATED 2005	CONSOLIDATED 2004	BANK 2005	BANK 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (continued)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	4.18				
Authorized share capital					
5,221,758,139 preferred shares of Baht 10 each					
(December 31, 2004 : 5,454,927,639 shares of Baht 10 each)		52,217,581,390	54,549,276,390	52,217,581,390	54,549,276,390
1,778,241,861 ordinary shares of Baht 10 each					
(December 31, 2004 : 1,545,072,361 shares of Baht 10 each)		17,782,418,610	15,450,723,610	17,782,418,610	15,450,723,610
Issued and fully paid-up share capital					
1,606,520,011 preferred shares of Baht 10 each					
(December 31, 2004 : 1,650,271,633 shares of Baht 10 each)		16,065,200,110	16,502,716,330	16,065,200,110	16,502,716,330
1,792,672,187 ordinary shares of Baht 10 each					
(December 31, 2004 : 1,695,226,594 shares of Baht 10 each)		17,926,721,870	16,952,265,940	17,926,721,870	16,952,265,940
PREMIUM ON PREFERRED SHARES		6,282,218,118	6,453,306,701	6,282,218,118	6,453,306,701
PREMIUM ON ORDINARY SHARES		4,841,972,508	3,597,003,634	4,841,972,508	3,597,003,634
REVALUATION SURPLUS ON LAND APPRAISAL		5,789,449,959	4,607,293,072	5,789,449,959	4,607,293,072
REVALUATION SURPLUS ON PREMISES APPRAISAL		5,662,746,158	3,610,448,823	5,662,746,158	3,610,448,823
REVALUATION SURPLUS ON INVESTMENTS		2,187,490,130	3,688,561,169	2,187,490,130	3,688,561,169
FOREIGN CURRENCY TRANSLATION		(34,830,754)	(112,727,571)	(34,830,754)	(112,727,571)
UNREALIZED GAIN FROM CAPITAL SURPLUS ON INVESTMENT IN SUBSIDIARY		13,053,518	48,365,306	13,053,518	48,365,306
RETAINED EARNINGS					
Appropriated					
Legal reserve	4.19	2,491,555,369	1,547,423,832	2,491,555,369	1,547,423,832
Unappropriated		36,470,088,760	25,138,304,366	36,470,088,760	25,138,304,366
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		97,695,665,746	82,032,961,602	97,695,665,746	82,032,961,602
MINORITY INTEREST		792,034,160	1,065,581,832	-	-
TOTAL SHAREHOLDERS' EQUITY		98,487,699,906	83,098,543,434	97,695,665,746	82,032,961,602
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		814,586,937,925	764,893,575,429	807,749,453,190	754,825,263,733
OFF-BALANCE SHEET ITEMS - CONTINGENCIES	4.21				
AVALS TO BILLS AND GUARANTEES OF LOANS		4,013,400,827	3,647,447,318	4,013,400,827	3,647,447,318
LIABILITY UNDER UNMATURED IMPORT BILLS		4,587,742,000	4,107,001,612	4,587,742,000	4,107,001,612
LETTER OF CREDIT		10,812,110,341	9,827,417,311	10,696,274,751	9,765,259,648
OTHER CONTINGENCIES		1,176,493,504,851	698,783,167,566	1,176,076,258,185	698,528,279,998

The notes to the financial statements form an integral part of these statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
For the years ended December 31, 2005 and 2004

UNIT : BAHT

	Notes	CONSOLIDATED 2005	CONSOLIDATED 2004	BANK 2005	BANK 2004
INTEREST AND DIVIDEND INCOME	5.1				
Interest on loans		25,976,647,261	21,840,249,642	25,868,698,110	21,630,572,726
Interest on interbank and money market items		1,981,093,603	1,024,302,389	1,845,546,226	965,490,031
Investments		4,115,241,015	4,413,297,186	3,828,056,501	4,121,969,199
Total Interest and Dividend Income		32,072,981,879	27,277,849,217	31,542,300,837	26,718,031,956
INTEREST EXPENSES					
Interest on deposits		5,353,658,730	4,918,033,895	5,330,412,876	4,878,485,609
Interest on interbank and money market items		314,168,314	99,098,766	305,835,280	95,049,318
Interest on short-term borrowings		273,623,066	101,725,634	273,623,066	101,725,634
Interest on long-term borrowings		642,770,237	933,038,975	642,770,237	896,768,975
Total Interest Expenses		6,584,220,347	6,051,897,270	6,552,641,459	5,972,029,536
Net Interest and Dividend Income		25,488,761,532	21,225,951,947	24,989,659,378	20,746,002,420
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	4.5, 5.2	(155,448,057)	3,148,877,699	(188,024,385)	3,085,735,860
LOSS ON DEBT RESTRUCTURING	4.4.9, 5.3	1,388,024,385	1,981,297,037	1,388,024,385	1,814,264,140
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		24,256,185,204	16,095,777,211	23,789,659,378	15,846,002,420
NON-INTEREST INCOME					
Gain on investments	5.4	889,338,214	8,257,165,293	848,282,484	8,054,324,285
Income from equity interest in subsidiaries and/or associated companies		481,718,650	753,486,715	1,001,433,782	1,402,538,156
Fees and service income					
Acceptances, avals and guarantees		799,182,532	707,844,760	799,182,532	708,215,717
Others		9,580,555,094	7,716,181,965	8,918,042,412	7,067,077,648
Gain on exchanges		1,927,727,440	1,492,425,653	1,933,866,586	1,487,055,822
Other income		3,733,397,863	2,895,539,323	1,119,275,892	358,208,396
Total Non-Interest Income		17,411,919,793	21,822,643,709	14,620,083,688	19,077,420,024
NON-INTEREST EXPENSES					
Personnel expenses		7,819,461,267	7,043,195,642	6,618,807,363	5,890,319,835
Premises and equipment expenses		5,064,578,884	4,277,790,507	4,248,215,793	3,501,085,551
Taxes and duties		1,344,020,430	1,220,075,944	1,333,957,466	1,199,383,669
Fees and service expenses		2,052,202,437	1,588,099,477	2,238,380,708	1,628,698,330
Directors' remuneration	5.5	89,187,820	82,688,879	78,837,855	68,996,337
Contributions to the Financial Institutions Development Fund		2,509,627,050	2,470,111,585	2,509,627,050	2,459,398,549
Other expenses		2,921,730,730	2,332,159,109	1,892,488,344	1,662,430,072
Total Non-Interest Expenses		21,800,808,618	19,014,121,143	18,920,314,579	16,410,312,343
INCOME BEFORE INCOME TAX		19,867,296,379	18,904,299,777	19,489,428,487	18,513,110,101
LESS INCOME TAX	5.6	875,962,877	301,170,813	606,797,739	24,398,503
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		18,991,333,502	18,603,128,964	18,882,630,748	18,488,711,598
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		108,702,754	114,417,366	-	-
NET INCOME		18,882,630,748	18,488,711,598	18,882,630,748	18,488,711,598
BASIC EARNINGS PER SHARE	5.7	8.93	10.48	8.93	10.48
DILUTED EARNINGS PER SHARE	5.7	5.56	5.54	5.56	5.54

The notes to the financial statements form an integral part of these statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2005 and 2004

UNIT : BAHT

CONSOLIDATED

	Notes	Issued and fully paid-up share capital: Preferred shares	Issued and fully paid-up share capital: Ordinary shares	Premium on: Preferred shares	Premium on: Ordinary shares	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from capital surplus on investment in subsidiary	Retained Earnings: Appropriated Legal reserve	Retained Earnings: Unappropriated	Minority interest	Total
Balance as at December 31, 2003		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	4,620,995,697	3,726,454,253	17,598,757,269	(102,286,381)	50,123,404	622,988,252	11,949,780,324	1,134,406,628	76,658,514,650
Revaluation surplus on land and premises appraisal		-	-	-	-	(13,702,625)	(116,005,430)	-	-	-	-	-	-	(129,708,055)
Revaluation surplus on investments		-	-	-	-	-	-	(13,910,196,100)	-	-	-	-	-	(13,910,196,100)
Foreign currency translation		-	-	-	-	-	-	-	(10,441,190)	-	-	-	-	(10,441,190)
Unrealized gain resulting from capital surplus on investment in subsidiary		-	-	-	-	-	-	-	-	(1,758,098)	-	-	-	(1,758,098)
Balance including items unrealized in the statement of income		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	4,607,293,072	3,610,448,823	3,688,561,169	(112,727,571)	48,365,306	622,988,252	11,949,780,324	1,134,406,628	62,606,411,207
Net income		-	-	-	-	-	-	-	-	-	-	18,488,711,598	-	18,488,711,598
Appropriation of retained earnings to legal reserve		-	-	-	-	-	-	-	-	-	924,435,580	(924,435,580)	-	-
Dividend paid	4.20	-	-	-	-	-	-	-	-	-	-	(4,487,199,907)	-	(4,487,199,907)
Conversion of warrants to preferred shares		1,120,299,070	-	3,215,258,331	-	-	-	-	-	-	-	-	-	4,335,557,401
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(2,393,847,060)	3,097,993,330	(817,858,295)	2,226,152,025	-	-	-	-	-	-	-	-	2,112,440,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	111,447,931	-	111,447,931
Minority interest		-	-	-	-	-	-	-	-	-	-	-	(68,824,796)	(68,824,796)
Balance as at December 31, 2004		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	4,607,293,072	3,610,448,823	3,688,561,169	(112,727,571)	48,365,306	1,547,423,832	25,138,304,366	1,065,581,832	83,098,543,434
Revaluation surplus on land and premises appraisal		-	-	-	-	1,182,156,887	2,052,297,335	-	-	-	-	-	-	3,234,454,222
Revaluation surplus on investments		-	-	-	-	-	-	(1,501,071,039)	-	-	-	-	-	(1,501,071,039)
Foreign currency translation		-	-	-	-	-	-	-	77,896,817	-	-	-	-	77,896,817
Unrealized gain resulting from capital surplus on investment in subsidiary		-	-	-	-	-	-	-	-	(35,311,788)	-	-	-	(35,311,788)
Balance including items unrealized in the statement of income		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	5,789,449,959	5,662,746,158	2,187,490,130	(34,830,754)	13,053,518	1,547,423,832	25,138,304,366	1,065,581,832	84,874,511,646
Net income		-	-	-	-	-	-	-	-	-	-	18,882,630,748	-	18,882,630,748
Appropriation of retained earnings to legal reserve		-	-	-	-	-	-	-	-	-	944,131,537	(944,131,537)	-	-
Dividend paid	4.20	-	-	-	-	-	-	-	-	-	-	(6,718,050,901)	-	(6,718,050,901)
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(437,516,220)	974,455,930	(171,088,583)	1,244,968,874	-	-	-	-	-	-	-	-	1,610,820,001
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	111,336,084	-	111,336,084
Minority interest		-	-	-	-	-	-	-	-	-	-	-	(273,547,672)	(273,547,672)
Balance as at Deecember 31, 2005		16,065,200,110	17,926,721,870	6,282,218,118	4,841,972,508	5,789,449,959	5,662,746,158	2,187,490,130	(34,830,754)	13,053,518	2,491,555,369	36,470,088,760	792,034,160	98,487,699,906

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2005 and 2004

UNIT : BAHT

		BANK											
		Issued and fully paid-up share capital		Premium on		Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from capital surplus on investment in subsidiary	Retained Earnings		Total
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares						Appropriated Legal reserve	Unappropriated	
Balance as at December 31, 2003		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	4,620,995,697	3,726,454,253	17,598,757,269	(102,286,381)	50,123,404	622,988,252	11,949,780,324	75,524,108,022
Revaluation surplus on land and premises appraisal		-	-	-	-	(13,702,625)	(116,005,430)	-	-	-	-	-	(129,708,055)
Revaluation surplus on investments		-	-	-	-	-	-	(13,910,196,100)	-	-	-	-	(13,910,196,100)
Foreign currency translation		-	-	-	-	-	-	-	(10,441,190)	-	-	-	(10,441,190)
Unrealized gain resulting from capital surplus on investment in subsidiary		-	-	-	-	-	-	-	-	(1,758,098)	-	-	(1,758,098)
Balance including items unrealized in the statement of income		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	4,607,293,072	3,610,448,823	3,688,561,169	(112,727,571)	48,365,306	622,988,252	11,949,780,324	61,472,004,579
Net income		-	-	-	-	-	-	-	-	-	-	18,488,711,598	18,488,711,598
Appropriation of retained earnings to legal reserve		-	-	-	-	-	-	-	-	-	924,435,580	(924,435,580)	-
Dividend paid	4.20	-	-	-	-	-	-	-	-	-	-	(4,487,199,907)	(4,487,199,907)
Conversion of warrants to preferred shares		1,120,299,070	-	3,215,258,331	-	-	-	-	-	-	-	-	4,335,557,401
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(2,393,847,060)	3,097,993,330	(817,858,295)	2,226,152,025	-	-	-	-	-	-	-	2,112,440,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	111,447,931	111,447,931
Balance as at December 31, 2004		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	4,607,293,072	3,610,448,823	3,688,561,169	(112,727,571)	48,365,306	1,547,423,832	25,138,304,366	82,032,961,602
Revaluation surplus on land and premises appraisal		-	-	-	-	1,182,156,887	2,052,297,335	-	-	-	-	-	3,234,454,222
Revaluation surplus on investments		-	-	-	-	-	-	(1,501,071,039)	-	-	-	-	(1,501,071,039)
Foreign currency translation		-	-	-	-	-	-	-	77,896,817	-	-	-	77,896,817
Unrealized gain resulting from capital surplus on investment in subsidiary		-	-	-	-	-	-	-	-	(35,311,788)	-	-	(35,311,788)
Balance including items unrealized in the statement of income		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	5,789,449,959	5,662,746,158	2,187,490,130	(34,830,754)	13,053,518	1,547,423,832	25,138,304,366	83,808,929,814
Net income		-	-	-	-	-	-	-	-	-	-	18,882,630,748	18,882,630,748
Appropriation of retained earnings to legal reserve		-	-	-	-	-	-	-	-	-	944,131,537	(944,131,537)	-
Dividend paid	4.20	-	-	-	-	-	-	-	-	-	-	(6,718,050,901)	(6,718,050,901)
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(437,516,220)	974,455,930	(171,088,583)	1,244,968,874	-	-	-	-	-	-	-	1,610,820,001
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	111,336,084	111,336,084
Balance as at Deecember 31, 2005		16,065,200,110	17,926,721,870	6,282,218,118	4,841,972,508	5,789,449,959	5,662,746,158	2,187,490,130	(34,830,754)	13,053,518	2,491,555,369	36,470,088,760	97,695,665,746

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

UNIT : BAHT

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	18,882,630,748	18,488,711,598	18,882,630,748	18,488,711,598
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	1,967,927,210	1,533,443,168	1,611,038,502	1,149,917,288
Bad debt and doubtful accounts (reversal)	(155,448,057)	3,148,877,699	(188,024,385)	3,085,735,860
Loss on debt restructuring	1,388,024,385	1,981,297,037	1,388,024,385	1,814,264,140
Loss on impairment of assets (reversal)	101,196,977	-	(186,728,603)	-
Loss on impairment of property foreclosed	17,287,837	-	17,287,837	-
Reversal of impairment of investment in securities	(278,455,471)	(551,522,216)	(285,707,724)	(561,217,086)
Gain on sales of investments	(1,275,473,696)	(2,761,905,427)	(1,260,623,688)	(2,669,317,376)
Loss (gain) on transferring investment portfolio	655,181,509	(4,937,229,161)	601,157,714	(4,824,349,326)
Gain on sales of premises and equipment	(69,258,981)	(83,511,617)	(63,477,648)	(81,471,405)
Gain on sales of property foreclosed	(550,394,849)	(159,107,474)	(552,394,849)	(159,783,917)
Gain on exchange	(1,927,727,440)	(1,492,425,653)	(1,933,866,586)	(1,487,055,822)
Unrealized loss (gain) on revaluation of securities	9,409,444	(6,508,488)	96,891,214	559,503
Amortization of goodwill	(1,676,019)	1,178,497	-	-
Increase (decrease) in accrued interest and dividend income	(837,458,744)	426,009,752	(890,207,363)	407,353,349
Increase (decrease) in accrued interest payable	113,229,177	(799,938,401)	112,991,216	(798,867,168)
Increase in other accrued expenses	1,009,559,189	49,044,086	914,263,790	12,993,342
Income from equity interest in subsidiaries and/or associated companies	(481,718,650)	(753,486,715)	(1,001,433,782)	(1,402,538,156)
Minority interest in net income of subsidiaries	108,702,754	114,417,366	-	-
Income from operations before changes in operating assets and liabilities	18,675,537,323	14,197,344,051	17,261,820,778	12,974,934,824
Operating assets (increase) decrease				
Interbank and money market items	(569,024,595)	478,614,180	59,770,493	1,856,274,596
Securities purchased under resale agreements	8,900,000,000	33,100,000,000	8,900,000,000	33,100,000,000
Securities for trading	6,896,348,973	3,021,440,706	7,100,604,073	5,791,308,503
Loans and accrued interest receivables	(68,218,342,365)	(66,714,880,176)	(69,918,221,399)	(67,988,139,287)
Properties foreclosed	3,916,522,145	2,733,771,886	3,715,564,661	2,638,313,855
Other assets	(3,517,006,087)	(2,222,731,339)	(3,926,617,658)	(1,552,799,441)
Operating liabilities increase (decrease)				
Deposits	(4,825,741,217)	17,290,430,887	(2,287,141,103)	17,586,398,022
Interbank and money market items	13,100,874,817	4,408,289,342	13,247,611,300	4,116,956,515
Liabilities payable on demand	(572,883,332)	(529,802,212)	(582,000,560)	(525,607,569)
Securities sold under repurchase agreements	500,000,000	(10,000,000)	500,000,000	-
Short-term borrowings	12,541,470,444	(5,660,795,886)	12,363,009,067	(5,660,795,886)
Other liabilities	14,075,227,835	(894,882,701)	14,239,423,451	(435,985,085)
Net cash provided by (used in) operating activities	902,983,941	(803,201,262)	673,823,103	1,900,859,047
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(285,831,289,330)	(207,359,619,999)	(274,832,723,547)	(197,210,556,154)
Proceeds from sales of available-for-sale securities	301,682,466,062	210,308,250,306	287,758,328,768	200,712,911,698
Purchases of held-to-maturity securities	(12,235,768,407)	(9,776,829,389)	(11,133,371,901)	(9,612,405,292)
Proceeds from redemption of held-to-maturity securities	8,864,511,679	15,711,410,333	8,113,699,175	15,512,757,633
Purchases of general securities	(137,413,116)	(145,293,158)	(95,314,221)	(79,144,870)
Proceeds from sales of general securities	841,117,357	1,050,151,700	839,523,404	1,040,279,730
Purchases of investments in subsidiaries and/or associated companies	(3,665,249,693)	(617,275,919)	(1,167,906,056)	(4,081,670,150)
Proceeds from sales of investments in subsidiaries and/or associated companies	2,936,629,917	804,145,978	2,927,067,417	804,059,194
Purchases of premises and equipment	(3,513,807,287)	(2,898,670,767)	(3,298,456,929)	(2,693,007,825)
Proceeds from sales of premises and equipment	1,908,111,782	147,491,361	1,592,453,426	108,329,845
Net cash provided by investing activities	10,849,308,964	7,223,760,446	10,703,299,536	4,501,553,809
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(532,278,310)	19,136,416	(141,278,310)	19,627,601
Preferred shares increased from conversion of warrants	-	1,120,299,070	-	1,120,299,070
Premium on preferred shares increased from conversion of warrants	-	3,215,258,331	-	3,215,258,331
Dividend paid	(6,718,050,901)	(4,487,199,907)	(6,718,050,901)	(4,487,199,907)
Net cash used in financing activities	(7,250,329,211)	(132,506,090)	(6,859,329,211)	(132,014,905)
Increase (decrease) in foreign currency translation	77,896,817	(10,441,190)	3,730,442	(2,461,789)
Net increase in cash and cash equivalents	4,579,860,511	6,277,611,904	4,521,523,870	6,267,936,162
Cash and cash equivalents as at January 1,	19,467,921,676	13,190,309,772	19,326,876,383	13,058,940,221
Cash and cash equivalents as at December 31,	24,047,782,187	19,467,921,676	23,848,400,253	19,326,876,383

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2005 and 2004

1. GENERAL

The Bank was incorporated in Thailand. Its head office is located at 9 Rutchadapisek Road, Kwang Jatujak, Khet Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at December 31, 2005 and 2004, the Bank has 13,321 and 12,125 employees, respectively (Consolidated : 15,101 and 13,934 employees respectively).

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 Basis for Presentation of the Financial Statements

The consolidated and the Bank's financial statements for the years ended December 31, 2005 and 2004 are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under the Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards used by the banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and The Bank of Thailand's guidelines.

2.2 Basis for Preparation of the Consolidated Financial Statements

The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50 % of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated. The subsidiaries are as follows:

		For the year ended December 31,	
		2005	2004
1.	Chatuchak Asset Management Co., Ltd.	/	/
2.	The Cambodian Commercial Bank Ltd.	/	/
3.	SCB Securities Co., Ltd.	/	/
4.	The Samaggi Insurance PCL.	/	/
5.	SCB Business Services Co., Ltd.	/	/
6.	SCB Training Centre Co., Ltd.	/	/
7.	Siam Pitiwat Co., Ltd.	/	/
8.	Mahisorn Co., Ltd.	/	/
9.	Astrakhan Investment Ltd.	/	/
10.	SCB Asset Management Co., Ltd	/	/
11.	SCB Capital Service Co., Ltd.	/	/
12.	SCB Quant Asset Management Co., Ltd. (1)	/	-
13.	Hunters Asset Management Co., Ltd. (2)	-	/
14.	The Book Club Finance PCL (2)	-	/
15.	Sub Sri Thai Warehouse PCL (2)	-	/

(1) : Incorporated during the second quarter of 2005.
(2) : The consolidated financial statements for the year of 2005 did not include the balance sheet as at December 31, 2005 of the company but included the statement of income up to the sales date because it was sold during the year.

All subsidiaries were registered and operates in Thailand except The Cambodian Commercial Bank Ltd., which was registered and operates in Cambodia, and Astrakhan Investment Ltd. which was registered and operates in Hong Kong.

The consolidated financial statements for the years ended December 31, 2005 and 2004 do not include certain companies which are either subsidiaries or companies in which the Bank and subsidiaries have significant control, as their operations were discontinued or are in the process of being dissolved. There are no material effects on the consolidated financial statements for not including the following companies : (see Note 4.3.6)

<u>**Investment in general investments**</u>
- Siam Commercial Development Co., Ltd.
- Thai Manpower Development Co., Ltd.

In addition, the consolidated financial statements for the years ended December 31, 2005 and 2004 did not include the financial statements of companies in which the Bank and a subsidiary have more than 50% of the equity of these companies as a result of debt restructuring because the Bank and the subsidiary intend to hold these investments temporarily. These investments listed below have been classified as "Investment in general investments".

		% of the paid-up share capital	
		2005	2004
1.	S.G. Land Co., Ltd.	99.7	99.7
2.	Mahachai Land Development Co., Ltd.	74.4	78.8
3.	Zigma Concrete & Construction Co., Ltd.	58.8	58.8
4.	Phoenix Land Development Co., Ltd.	97.6	-

2.3 Reclassification

The consolidated and bank's balance sheets as at December 31, 2004 which are presented for comparison are reclassified Pending for payment account of Baht 1,687 million, which was previously included in other liabilities, has been included in liabilities pending transfer to comply with the presentation of the financial statements for the year ended December 31, 2005.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash on collection.

3.2 Investment in Securities

The Bank classifies its investments in securities as trading securities, available-for-sale securities, held-to-maturity securities, general investments and investment in subsidiaries and associated companies. The Bank presents these investments in the balance sheet as either short-term investments, long-term investments or investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold for less than 1 year. Long-term investments are those investments that the Bank intends to hold for more than 1 year.

Trading securities are those investments that management acquires with the intent of holding these for a short period of time in order to take advantage of anticipated changes in the underlying market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Marketable debt and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the valuation surplus or deficit on investments presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classifies non-negotiable promissory notes and the rights of the Bank against the non-negotiable promissory notes, which were given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Equity securities which are not readily marketable securities and are not subsidiaries and associated companies are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies where the Bank owns 20% or more of the paid-up capital as a result of troubled debt restructuring are not treated as investment in subsidiaries or associated companies due to the temporary holding nature of such investments.

The following methodologies are used to determine the fair value of securities held by the Bank

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices are available, the fair value is estimated based on the Thai Bond Dealing Center's yield curve. For state enterprise debt securities without guarantees by the government, the fair value is estimated based on the yield curve of government debt securities plus an appropriate risk premium.

The bidding prices at The Stock Exchange of Thailand on the last business day of the period are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus the appropriate risk premium.

The fair value of unit trusts is estimated based on the net asset value at the end of the period.

The fair value of foreign debt and equity securities listed on the foreign stock exchanges is estimated by using the bid prices at such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Valuation allowances are established and recognized as non-interest expense in the statement of income, when management has assessed a security as being impaired.

Cost of securities sold during the period is calculated using the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notice has been served on the borrower and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction from the loans.

3.4 Allowance for Doubtful Accounts

The amount is in compliance with the minimum allowance for doubtful accounts required based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. Since 2003, the BOT's guidelines have been changed. The minimum allowance consists of the provisions based on the regulatory loan classifications and other additional provisions required by the BOT.

In addition, the BOT also established the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an ongoing process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

In the third quarter of 2004, the BOT's guidelines were amended to require additional provisions for loans classified as doubtful loss be made in cases where the Bank had not undertaken debt restructuring or filed lawsuit against the debtors. The said regulations were effective from the second half of 2004 onward.

The Bank regularly reviews the collectibility of its loan portfolio and establishes the level of allowance for doubtful accounts necessary. The allowance is in compliance with and normally exceeds the minimum requirement under BOT's guidelines by considering each loan type. For corporate loans, the Bank considers a borrower's ability to repay the obligation on an individual case basis based on recent payment history and the estimated collateral value, if the expected source of repayment is from the liquidation of collateral. For SME and consumer loans, the Bank use credit portfolio statistics to do the statistical analysis (Migration Analysis) for estimation of the deterioration in the portfolio and related allowance for loans under the doubtful category.

Loans which have been restructured will be reclassified. Restructured loans which were previously classified as doubtful and doubtful loss are upgraded to substandard. Restructured loans which were previously classified as substandard or special mention loans will be classified at the same class for 3 consecutive months or next 3 installment payments, whichever is the longer, at which time the loans will be reclassified as normal if the terms of the restructuring are complied with.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debt written off or bad debt recovered is recorded as a decrease or an increase in the allowance for doubtful accounts. Amounts written off as bad debts are made for loans which the Bank pursues the collection but shall not receive. These procedures are in compliance with BOT's notification and guidelines.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring concessions including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case the troubled debt restructuring modifies the terms of payment, the Bank complies with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and/or the net present value method which represents expected cash flow in the future and applying the interest rate on the restructuring date. Loss from such debt restructuring are recognized in the statement of income.

The Bank records assets or shares of stock representing an equity interest in the debtor received under debt restructuring agreements at their fair value less cost to sell. However, the assets received are recorded at the amount not exceeding the recorded investment in the receivable plus the non-accrued interest income which the Bank has the ultimate legal right, in accordance with the Accounting Standard No. 34 "Accounting for Troubled Debt Restructuring".

Subsequent to the troubled debt restructuring, the Bank recalculates fair value of restructured debts based on aforementioned discount rates as of the last date of the quarterly financial statements and makes an adjustment of the valuation on the debt restructured, if the fair value has changed. The recalculation made to the quarterly financial statements is in accordance with the aforementioned BOT's criteria. The adjustment in the valuation of restructured debt shall not cause the book value of restructured debt to exceed the investment value of restructured debt.

3.6 Properties Foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property as at the period end. Should the carrying value of a property foreclosed become impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

3.7 Premises and Equipment

Land is stated at the appraised value according to market price. Premises are stated at the appraised value according to replacement cost net of accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as revaluation surplus on land appraisal and revaluation surplus on premises appraisal and shown under shareholders' equity. If the appraised values of land and premises are less than their cost, the difference is recognized as an expense in the statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the revaluation surplus on premises appraisal is charged directly to the retained earnings by the same amount of such depreciation.

Depreciation of premises is calculated by the straight-line method based on the estimated useful life which is appraised at 50 years by independent appraisers.

Depreciation of premises of subsidiaries is calculated by the straight-line method based on the estimated useful lives of premises which are 15-40 years.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost net of accumulated depreciation.

Depreciation of equipment of the Bank and subsidiaries is calculated by the straight-line method based on the estimated useful lives of the equipment which are 3-5 years.

3.8 Other Assets

Leasehold rights are presented at cost net of accumulated amortization.

The amortization is calculated by the straight-line method over the lease periods between 1 - 30 years.

3.9 Provident Fund

The Bank has a provident fund for its employees. The Bank's contributions are made to match with the contributions from employees and are recorded as expenses on an accrual basis.

3.10 Provision for retirement benefits

Under the labor laws and the Bank's employment policy, all employees who have been with the Bank for over 8 years are entitled to severance pay upon retirement at the age of 60.

Before 2004, the Bank calculated and paid employee retirement benefits on the basis of length of service and the amount of last pay received, in accordance with the labor laws and the Bank's employment policy. Benefits were recorded as expenses at the time of retirement.

From 2004 onward, the Bank net obligation in respect of defined retirement plan is determined by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. The discount rate is determined by reference to market yields on Government bonds. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculations were first carried out under these terms, the estimated initial present value of the obligation at the end of 2004 was recognized immediately in the statements of income.

3.11 Interest Income and Interest Expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements where the borrowers ability to pay is uncertain. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

3.12 Dividend Income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis as at the date which the Bank earn the rights to receive the dividend.

3.13 Non-Interest Income

Non-interest income other than income from equity interest in subsidiaries and/or associated companies is recognized on an accrual basis.

3.14 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as expenses on an accrual basis.

3.15 Income Tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.16 Earnings per Share

The basic earnings per share are calculated by dividing the net income adjusted by dividend on convertible preferred shares by the weighted average number of ordinary shares outstanding during the period. The diluted earnings per share are calculated from net income for the period adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the period. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.17 Assets and Liabilities in Foreign Currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains or losses on foreign exchange transactions and translation gains or losses are recognized as income or expense for the period in the statement of income.

Exchange rate differences arising on the translation of the financial statements of foreign subsidiaries and foreign branches are presented as "Foreign currency translation" under the shareholders' equity in the balance sheets.

3.18 Derivatives

In 2005, recognition and measurement of derivatives are changed as follows :

Before 2005	Since January 1, 2005
Forward exchange contracts at the end of the period are converted into baht by using the reference BOT exchange rate at year end. Premium or discount which represented the difference between the rate of the forward contract and the rate on the transaction date is recognised on an accrual basis over the term of the contract.	Derivatives are classified into 2 types as follows : 1. Derivatives for trading Derivatives are carried at fair value. Changes in fair value are recognised in the statement of income. 2. Derivatives for hedging of transactions which are measured on an accrual basis Derivatives are recorded as off-balance sheet items and measured on an accrual basis equivalent to that used for the underlying transactions.

As a result, gain from revaluation of derivatives for trading as at January 1, 2005 amounting to Baht 37 million is recognised. No retroactive adjustment to the financial statements has been made due to immaterial amount.

3.19 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

3.20 Significant Accounting Policies of Insurance Subsidiary

3.20.1 Recognition of Insurance and Reinsurance Premium

Premium income is recognised on the date the relevant insurance policy comes into effect, after deducting premium ceded and cancelled. Reinsurance premium income is recognised when the reinsurer places the reinsurance application or statement of accounts.

3.20.2 Unearned Premium Reserve

Unearned premium reserve is provided for in compliance with the methodology as specified in the Insurance Act B.E. 2535 (1992) as follows:

Fire, motor and miscellaneous	- Monthly average basis (the one-twenty fourth method)
Marine	- Premium written for the last three months
Travel accident	- Premium written for the last one month

3.20.3 Loss Reserve and Outstanding Claims

Outstanding claims are provided whenever claims have been submitted at a sum as advised by the insurer. Loss reserve is provided based on estimates made by the Company's management.

Claim liabilities incurred but not reported are provided at 2.5% of retrospective 12 months net premium.

4. INFORMATION ON BALANCE SHEET ITEMS

4.1 Interbank and Money Market Items (Assets)

As at December 31, 2005 and 2004, interbank and money market items (Assets) are as follows:

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	6,033	-	6,033	7,109	-	7,109
Commercial banks	73	2,402	2,475	1,053	4,064	5,117
Other banks	118	-	118	-	-	-
Finance companies, finance and securities companies, securities companies and credit foncier companies	90	1,747	1,837	70	2,145	2,215
Other financial institutions	1,521	3,530	5,051	887	1,749	2,636
Total	7,835	7,679	15,514	9,119	7,958	17,077
Add Accrued interest receivables	2	19	21	-	19	19
Less Allowance for doubtful accounts	-	(45)	(45)	-	(74)	(74)
Total domestic items	7,837	7,653	15,490	9,119	7,903	17,022
Foreign items:						
USD	3,738	36,829	40,567	6,983	32,765	39,748
YEN	1,347	-	1,347	183	-	183
Others	954	691	1,645	1,323	175	1,498
Total	6,039	37,520	43,559	8,489	32,940	41,429
Add Accrued interest receivables	-	54	54	4	113	117
Less Allowance for doubtful accounts	-	(121)	(121)	-	(131)	(131)
Total foreign items	6,039	37,453	43,492	8,493	32,922	41,415
Total domestic and foreign items	13,876	45,106	58,982	17,612	40,825	58,437

Unit : Million Baht

	BANK					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	6,030	-	6,030	7,101	-	7,101
Commercial banks	49	2,302	2,351	887	3,964	4,851
Finance companies, finance and securities companies, securities companies and credit foncier companies	90	1,629	1,719	280	1,843	2,123
Other financial institutions	49	3,335	3,384	47	1,669	1,716
Total	6,218	7,266	13,484	8,315	7,476	15,791
Add Accrued interest receivables	-	17	17	-	16	16
Less Allowance for doubtful accounts	-	(45)	(45)	-	(74)	(74)
Total domestic items	6,218	7,238	13,456	8,315	7,418	15,733
Foreign items :						
USD	2,788	34,361	37,149	3,640	32,570	36,210
YEN	1,347	-	1,347	183	-	183
Others	947	691	1,638	1,318	175	1,493
Total	5,082	35,052	40,134	5,141	32,745	37,886
Add Accrued interest receivables	-	44	44	-	112	112
Less Allowance for doubtful accounts	-	(121)	(121)	-	(131)	(131)
Total foreign items	5,082	34,975	40,057	5,141	32,726	37,867
Total domestic and foreign items	11,300	42,213	53,513	13,456	40,144	53,600

4.2 Securities Purchased Under Resale Agreements

As at December 31, 2005 and 2004, securities purchased under resale agreements are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK	
	2005	2004
Government and Bank of Thailand's bonds	100	2,181
Financial Institutions Development Fund and state enterprise debt securities	-	6,819
Total	100	9,000

4.3 Investment in Securities

4.3.1 Classification of Investments in Securities

As at December 31, 2005 and 2004, the Bank and subsidiaries classify their investments in securities as follows:

Unit : Million Baht

	CONSOLIDATED			
	2005		2004	
	Cost / Amortized Cost	Fair value	Cost / Amortized Cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	2,106	2,107	4,227	4,235
Corporate debt securities	20	20	318	264
Foreign debt securities	4,162	4,158	-	-
Domestic equity securities	1,642	1,691	418	417
Total	7,930	7,976	4,963	4,916
Add Allowance for revaluation of investments	46	-	(47)	-
Total	7,976	7,976	4,916	4,916
Available-for-sale securities				
Government and state enterprise debt securities	13,852	13,864	18,309	18,487
Corporate debt securities	363	363	155	158
Foreign debt securities	1,171	1,173	9,554	9,556
Domestic equity securities	-	-	16	17
Other securities	399	399	33	36
Total	15,785	15,799	28,067	28,254
Add Allowance for revaluation of investments	14	-	228	-
Less Allowance for impairment of investments	-	-	(41)	-
Total	15,799	15,799	28,254	28,254
Held-to-maturity securities				
Government and state enterprise debt securities	901	901	136	136
Corporate debt securities	257	257	30	30
Foreign debt securities	870	870	4,272	4,272
Total	2,028	2,028	4,438	4,438
Total short-term investments-net	25,803	25,803	37,608	37,608

Unit : Million Baht

	CONSOLIDATED			
	2005		2004	
	Cost / Amortized Cost	Fair value	Cost / Amortized Cost	Fair value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	6,537	6,229	8,610	8,627
Corporate debt securities	7,660	7,177	7,165	6,798
Foreign debt securities	3,480	3,495	7,233	7,314
Domestic equity securities	11,575	13,636	11,780	14,503
Other securities	2,733	2,914	10,580	10,727
Total	31,985	33,451	45,368	47,969
Add Allowance for revaluation of investments	1,716	-	2,954	-
Less Allowance for impairment of investments	(250)	-	(353)	-
Total	33,451	33,451	47,969	47,969
Held-to-maturity securities				
Government and state enterprise debt securities	39,212	35,116	31,989	28,658
Corporate debt securities	1,532	1,347	1,759	1,606
Foreign debt securities	739	740	1,530	1,531
Total	41,483	37,203	35,278	31,795
Less Allowance for impairment of investments	(59)	-	(55)	-
Total	41,424	37,203	35,223	31,795
General investments				
Domestic non-marketable equity securities	2,758	2,805	3,252	2,844
Foreign non-marketable equity securities	24	40	52	38
Total	2,782	2,845	3,304	2,882
Less Allowance for impairment of investments	(1,819)	-	(2,099)	-
Total	963	2,845	1,205	2,882
Total long-term investments - net	75,838	73,499	84,397	82,646

Unit : Million Baht

	BANK			
	2005		2004	
	Cost / Amortized cost	Fair value	Cost / Amortized Cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	2,106	2,107	1,654	1,654
Corporate debt securities	19	19	49	49
Foreign debt securities	4,162	4,158	-	-
Domestic equity securities	1,384	1,404	-	-
Total	7,671	7,688	1,703	1,703
Add Allowance for revaluation of investments	17	-	-	-
Total	7,688	7,688	1,703	1,703
Available-for-sale securities				
Government and state enterprise debt securities	10,634	10,647	14,214	14,417
Corporate debt securities	166	168	140	143
Foreign debt securities	1,171	1,172	9,554	9,556
Total	11,971	11,987	23,908	24,116
Add Allowance for revaluation of investments	16	-	249	-
Less Allowance for impairment of investments	-	-	(41)	-
Total	11,987	11,987	24,116	24,116
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	32	32
Foreign debt securities	870	870	4,272	4,272
Total	870	870	4,304	4,304
Total short-term investments-net	20,545	20,545	30,123	30,123

Unit : Million Baht

	BANK			
	2005		2004	
	Cost / Amortized cost	Fair value	Cost / Amortized Cost	Fair value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	6,488	6,180	8,578	8,596
Corporate debt securities	7,246	6,772	7,289	6,918
Foreign debt securities	3,480	3,496	7,232	7,313
Domestic equity securities	11,283	13,327	11,398	14,082
Other securities	1,703	1,883	9,435	9,588
Total	30,200	31,658	43,932	46,497
Add Allowance for revaluation of investments	1,708	-	2,918	-
Less Allowance for impairment of investments	(250)	-	(353)	-
Total	31,658	31,658	46,497	46,497
Held-to-maturity securities				
Government and state enterprise debt securities	38,779	34,706	31,215	27,899
Corporate debt securities	1,275	1,107	1,417	1,285
Foreign debt securities	739	740	1,530	1,531
Total	40,793	36,553	34,162	30,715
Less Allowance for impairment of investments	(19)	-	(19)	-
Total	40,774	36,553	34,143	30,715
General investments				
Domestic non-marketable equity securities	2,756	2,837	3,280	2,938
Foreign non-marketable equity securities	24	40	53	39
Total	2,780	2,877	3,333	2,977
Less Allowance for impairment of investments	(1,785)	-	(2,034)	-
Total	995	2,877	1,299	2,977
Total long-term investments - net	73,427	71,088	81,939	80,189

As at December 31, 2005, the Bank and a subsidiary classified the promissory notes which were issued by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement for the transfer of sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 9,104 million in the consolidated financial statements and of Baht 8,754 million in the Bank's financial statements (2004 : Baht 10,102 million and Baht 9,733 million, respectively) (see Notes 4.4.10 and 4.21).

As at December 31, 2005, government bonds which are classified as available-for-sale securities, of Baht 312 million were pledged with the Government Housing Bank in order to comply with terms of an agreement and Baht 10 million were pledged with the court against a lawsuit. (2004 : Baht 312 million and Baht 3 million, respectively)

As at December 31, 2005, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 16 million with a government agency (2004 : Baht 16 million).

During 2005, the Bank transferred equity securities of Baht 6,931 million and debt securities of Baht 6,480 million from available-for-sale securities to trading securities. As a result, a loss of Baht 601 million was recognized in the statement of income.

As at December 31, 2004, the Bank transferred equity securities of Baht 7,019 million from available-for-sale securities to trading securities. As a result, a gain of Baht 4,842 million was recognized in the statement of income. Subsequently, such securities were sold to a mutual fund (open-ended fund), which was set up at the permission of the Securities and Exchange Commission.

4.3.2 Time to Maturity of Debt Securities

Time to maturity of the Bank and subsidiaries' investment in debt securities classified as available-for-sale securities and held-to-maturity securities as at December 31, 2005 and 2004 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

4.3.2 Time to Maturity of Debt Securities

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	Maturity schedule of securities				Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities								
Government and state enterprise debt securities	13,852	4,778	1,989	20,619	18,309	4,045	4,565	26,919
Corporate debt securities	363	7,248	181	7,792	155	6,790	375	7,320
Foreign debt securities	1,171	3,480	-	4,651	9,554	7,233	-	16,787
Other securities	399	-	1,009	1,408	-	-	823	823
Total	15,785	15,506	3,179	34,470	28,018	18,068	5,763	51,849
Add (Less) Allowance for revaluation of investments	14	(495)	(99)	(580)	224	94	(107)	211
Less Allowance for impairment of investments	-	-	(181)	(181)	(41)	(75)	(181)	(297)
Total	15,799	15,011	2,899	33,709	28,201	18,087	5,475	51,763
Held-to-maturity securities								
Government and state enterprise debt securities	1,095	19,371	19,841	40,307	136	13,226	18,763	32,125
Corporate debt securities	63	1,515	17	1,595	30	1,017	742	1,789
Foreign debt securities	870	739	-	1,609	4,272	1,530	-	5,802
Total	2,028	21,625	19,858	43,511	4,438	15,773	19,505	39,716
Less Allowance for impairment of investments	-	-	(59)	(59)	-	-	(55)	(55)
Total	2,028	21,625	19,799	43,452	4,438	15,773	19,450	39,661
Total debt securities	17,827	36,636	22,698	77,161	32,639	33,860	24,925	91,424

Unit : Million Baht

	BANK							
	2005				2004			
	Maturity schedule of securities				Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities								
Government and state enterprise debt securities	10,634	4,498	1,989	17,121	14,214	4,013	4,565	22,792
Corporate debt securities	166	7,064	181	7,411	140	6,922	367	7,429
Foreign debt securities	1,171	3,479	-	4,650	9,554	7,232	-	16,786
Other securities	-	-	1,009	1,009	-	-	823	823
Total	11,971	15,041	3,179	30,191	23,908	18,167	5,755	47,830
Add less Allowance for revaluation of investments	16	(486)	(99)	(569)	249	91	(107)	233
Less Allowance for impairment of investments	-	-	(181)	(181)	(41)	(75)	(181)	(297)
Total	11,987	14,555	2,899	29,441	24,116	18,183	5,467	47,766
Held-to-maturity securities								
Government and state enterprise debt securities	-	19,311	19,468	38,779	32	12,972	18,243	31,247
Corporate debt securities	-	1,275	-	1,275	-	698	719	1,417
Foreign debt securities	870	739	-	1,609	4,272	1,530	-	5,802
Total	870	21,325	19,468	41,663	4,304	15,200	18,962	38,466
Less Allowance for impairment of investments	-	-	(19)	(19)	-	-	(19)	(19)
Total	870	21,325	19,449	41,644	4,304	15,200	18,943	38,447
Total debt securities	12,857	35,880	22,348	71,085	28,420	33,383	24,410	86,213

4.3.3 Unrealized Gain (Loss) on Available-For-Sale Securities and Held-To-Maturity Securities

Unrealized gain (loss) on available-for-sale securities and held-to-maturity securities as at December 31, 2005 and 2004 is as follows:

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
Type of securities	Amortized Cost*	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost*	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities	47,520	3,317	(1,587)	49,250	73,041	4,484	(1,302)	76,223
Held-to-maturity securities	43,452	3	(4,224)	39,231	39,661	263	(3,691)	36,233
Total	90,972	3,320	(5,811)	88,481	112,702	4,747	(4,993)	112,456

* Net of allowance for impairment

Unit : Million Baht

Type of securities	BANK							
	2005				2004			
	Amortized Cost*	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost*	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities	41,921	3,278	(1,554)	43,645	67,446	4,414	(1,247)	70,613
Held-to-maturity securities	41,644	3	(4,224)	37,423	38,447	263	(3,691)	35,019
Total	83,565	3,281	(5,778)	81,068	105,893	4,677	(4,938)	105,632

* Net of allowance for impairment

4.3.4 Investments in Companies with Holding More Than 10%

As at December 31, 2005 and 2004, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industry, are as follows:

Unit : Million Baht

	Number of companies	CONSOLIDATED		BANK	
		2005	2004	2005	2004
Finance service and mutual fund	5-14	11,475	19,629	10,607	18,565
Manufacturing and others	22-32	376	405	376	402
		11,851	20,034	10,983	18,967

4.3.5 Investments in Companies with Problems in Their Financial Positions

As at December 31, 2005 and 2004, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies with problems in their financial positions and operating results. The Bank and subsidiaries have made a provision for diminution in the value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Unit : Million Baht

	Number of companies	CONSOLIDATED					
		2005			2004		
		Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed							
Common shares	2	1	-	1	1	-	1
Bonds	2-5	-	-	-	50	-	50
Listed companies identified for delisting							
Common shares	7-11	27	11	25	36	13	24
Bonds	2-3	52	-	-	62	4	7
Non-listed companies whose operating results in line with the listed companies identified for delisting and having going concern issue							
Common shares/Preferred shares	27-35	1,294	25	1,294	1,569	46	1,562
Bonds	1-2	198	-	198	198	-	198

Unit : Million Baht

	Number of companies	BANK					
		2005			2004		
		Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Listed companies identified for delisting							
Common shares	5-6	24	11	23	17	8	10
Bonds	2	52	-	-	52	-	-
Non-listed companies whose operating results in line with the listed companies identified for delisting and having going concern issue							
Common shares/Preferred shares	25-30	1,263	25	1,263	1,521	45	1,515
Bonds	1	181	-	181	181	-	181

4.3.6 Investments in Subsidiaries and Associated Companies

As at December 31, 2005 and 2004, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

	Type of Business	Type of share	CONSOLIDATED					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			2005	2004	2005	2004	2005	2004
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	227	227	307	287
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	38.6	38.7	1,250	1,250	1,551	1,559
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	47.3	25.0	633	133	656	78
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	41.1	40.7	42	42	119	110
Siam Panich Leasing PCL and affiliates	Leasing, Hire-purchase and Factoring	Ordinary	37.0	28.0	2,291	1,692	2,469	1,800
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8	8	10	11
Siam Cosmos Service Co., Ltd. and affiliates**	Insurance Broker	Ordinary	-	23.8	-	3	-	14
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	2	2	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	41.5	41.5	534	534	382	333
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	3	3	62	133
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					4,990	3,894	5,556	4,325
Less Allowance for impairment of investments					(948)	(948)	-	-
Total investments in subsidiaries and associated companies - net					4,042	2,946	5,556	4,325

* Discontinued operations or in the process of dissolution.

** Sold during 2005

Unit : Million Baht

	Type of Business	Type of share	BANK					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			2005	2004	2005	2004	2005	2004
Subsidiaries								
Finance & Insurance								
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	100.0	634	634	694	597
The Book Club Finance PCL**	Finance	Ordinary and preferred	-	89.7	-	2,545	-	830
Chatuchak Asset Management Co., Ltd.	Asset Management	Ordinary	100.0	100.0	6,000	6,000	4,906	4,885
SCB Securities Co., Ltd.	Securities	Ordinary	100.0	100.0	5,107	5,107	5,121	5,443
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	100.0	46	46	136	107
Hunters Asset Management Co., Ltd.**	Fund Management	Ordinary	-	50.0	-	-	-	-
The Samaggi Insurance PCL	Insurance	Ordinary	56.5	59.2	468	455	1,001	1,044
SCB Quant Asset Management Co., Ltd	Fund Management	Ordinary	100.0	-	-	-	-	-
Services								
SCB Business Services Co., Ltd.*	Credit Card	Ordinary	100.0	100.0	56	57	44	44
SCB Training Centre Co., Ltd.	Service	Ordinary	100.0	100.0	390	390	297	306
Siam Pitiwat Co., Ltd.	Service	Ordinary	99.9	99.9	10	10	22	26
Sub Sri Thai Warehouse PCL **	Warehouse and Silo	Ordinary	-	58.3	-	147	-	309
SCB Capital Service Co., Ltd.	Asset Management	Ordinary	100.0	100.0	-	-	-	-
Real Estate								
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	100.0	2,142	2,142	144	376
Others								
Astrakhan Investment Limited (Hong Kong)	Holding	Ordinary	99.9	99.9	2	2	425	412
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	227	227	307	287
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	38.6	38.7	1,250	1,250	1,557	1,564
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	47.3	25.0	633	133	656	77
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	41.1	40.7	40	40	119	110
Siam Panich Leasing PCL and affliates	Leasing, Hire-purchase and Factoring	Ordinary	37.0	28.0	2,286	1,690	2,469	1,800
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8	8	10	11
Siam Cosmos Service Co., Ltd.and affiliates**	Insurance Broker	Ordinary	-	23.8	-	1	-	12
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	-	-	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	41.5	41.5	534	534	382	333
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	2	2	105	133
Nobleclear Holding (BVI) Ltd.* (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					19,835	21,420	18,395	18,706
Less Allowance for impairment of investments					(3,075)	(3,929)	-	-
Total investments in subsidiaries and associated companies - net					16,760	17,491	18,395	18,706

* Discontinued operations or in the process of dissolution

** Sold during 2005

Information about the financial positions and results of operations of certain subsidiaries and companies in the process of dissolution or discontinued operations that the Bank has significant control and not included in the consolidated financial statements can be summarized as follows: (see Note 2.2)

Unit : Million Baht

	December 31, 2005			December 31, 2004		
	"Unaudited"			"Audited"		
	Total assets	Total liabilities	Shareholders' equity	Total assets	Total liabilities	Shareholders' equity
Siam Commercial Development Co., Ltd.	-	-	-	-	-	-
Thai Manpower Development Co., Ltd.	1	-	1	1	-	1
	1	-	1	1	-	1

Unit : Million Baht

	For the years ended December 31,							
	2005				2004			
	"Unaudited"				"Audited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	-	-	-	(0.03)	-	-	-	1.56
Thai Manpower Development Co., Ltd.	-	-	-	(0.83)	-	-	-	(1.06)
	-	-	-		-	-	-	

As at December 31, 2005 and 2004, the Bank and a subsidiary have received equity securities in companies as a result of troubled debt restructuring, which represent more than 20% of the paid-up capital of each company. The Bank did not record these securities as investments in subsidiaries and associated companies as it is the Bank's and subsidiary's intention to hold such investments temporarily. Such investments are as follows:

	% of paid- up share capital	
	2005	2004
General investments		
S.G. Land Co., Ltd.	99.7	99.7
Phoenix Land Development Co., Ltd.	97.6	-
Mahachai Land Development Co., Ltd.	74.4	78.8
Zigma Concrete & Construction Co., Ltd.	58.8	58.8
Sri-U-Thong Co., Ltd.	42.1	42.2
Thai Mercantile Marine Co.,Ltd.	41.1	-
Thai Baroda Industry Co.,Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

4.4 Loans and Accrued Interest Receivables

4.4.1 Classified by Product as at December 31, 2005 and 2004

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Overdrafts	41,787	40,747	41,539	40,546
Loans	498,339	460,774	491,392	459,975
Bills	54,572	44,951	54,528	42,531
Others	17,364	13,451	16,353	12,398
Total	612,062	559,923	603,812	555,450
Add Accrued interest receivables	1,538	1,377	1,503	1,295
Less Allowance for doubtful accounts	(52,130)	(59,670)	(47,135)	(57,274)
Revaluation allowance for debt restructuring	(2,596)	(4,396)	(2,374)	(4,137)
Total	558,874	497,234	555,806	495,334

4.4.2 Classified by Time to Maturity as at December 31, 2005 and 2004

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Up to 1 year*	271,385	245,353	270,369	241,264
Over 1 year	340,677	314,570	333,443	314,186
Accrued interest receivables	1,538	1,377	1,503	1,295
Total	613,600	561,300	605,315	556,745

* Including loans without contracts and past-due

4.4.3 Classified by Currency and Residence of Customers as at December 31, 2005 and 2004

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	592,879	3	592,882	539,460	16	539,476
USD	9,790	8,622	18,412	13,987	4,781	18,768
Others	584	184	768	915	764	1,679
Accrued interest receivables			1,538			1,377
Total			613,600			561,300

Unit : Million Baht

	BANK					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	585,357	3	585,360	535,677	16	535,693
USD	9,790	7,894	17,684	13,986	4,092	18,078
Others	584	184	768	915	764	1,679
Accrued interest receivables			1,503			1,295
Total			605,315			556,745

4.4.4 Classified by Business Type and Loan Classification as at December 31, 2005 and 2004

Unit : Million Baht

	CONSOLIDATED											
	2005						2004					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,575	384	1,236	243	1,931	10,369	5,797	356	918	204	2,656	9,931
Manufacturing and commercial	200,729	3,103	1,195	2,293	21,138	228,458	185,718	2,808	2,063	2,228	22,882	215,699
Real estate and construction	46,030	430	1,513	1,933	8,217	58,123	45,937	790	338	354	13,188	60,607
Utilities and services	83,603	638	538	835	4,813	90,427	72,232	550	490	330	8,665	82,267
Housing loans	169,083	2,984	1,324	1,535	9,817	184,743	136,779	3,719	1,673	2,066	12,154	156,391
Others	34,105	601	413	437	4,386	39,942	28,110	740	396	424	5,358	35,028
Total	540,125	8,140	6,219	7,276	50,302	612,062	474,573	8,963	5,878	5,606	64,903	559,923
Accrued interest receivables	1,276	55	20	58	129	1,538	1,086	49	22	35	185	1,377
Total	541,401	8,195	6,239	7,334	50,431	613,600	475,659	9,012	5,900	5,641	65,088	561,300

Unit : Million Baht

	BANK											
	2005						2004					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,536	384	1,236	243	1,784	10,183	5,758	356	918	204	2,622	9,858
Manufacturing and commercial	200,261	3,103	1,144	2,218	18,257	224,983	182,909	2,806	2,051	2,121	22,349	212,236
Real estate and construction	45,995	430	1,442	1,928	5,641	55,436	48,895	790	338	338	12,531	62,892
Utilities and services	83,330	638	538	835	4,696	90,037	71,236	550	472	326	8,369	80,953
Housing loans	169,075	2,984	1,324	1,525	9,733	184,641	136,448	3,715	1,670	2,041	11,896	155,770
Others	33,364	601	407	435	3,725	38,532	27,311	740	389	424	4,877	33,741
Total	538,561	8,140	6,091	7,184	43,836	603,812	472,557	8,957	5,838	5,454	62,644	555,450
Accrued interest receivables	1,268	55	20	58	102	1,503	1,071	49	21	28	126	1,295
Total	539,829	8,195	6,111	7,242	43,938	605,315	473,628	9,006	5,859	5,482	62,770	556,745

4.4.5 Loan Classification and Allowance as at December 31, 2005 and 2004

Unit : Million Baht

	BANK					
	2005					
Loan classification	Loan and Accrued interest	Loan and accrued interest – net of collateral*	Allowance per BOT's guideline %	Allowance: Allowance per requirement	Allowance: Additional allowance	Allowance: Total
Normal	539,829	512,734	1	5,127	-	5,127
Special Mention	8,195	8,185	2	164	-	164
Substandard	6,111	**1,682	20	336	71	407
Doubtful	7,242	2,765	50	1,383	659	2,042
Doubtful Loss	43,938	20,253	100	20,253	2,256	22,509
Total	605,315	545,619		27,263	2,986	30,249
Specific and general allowance						16,886
Total						47,135

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

Unit : Million Baht

Loan classification	BANK 2004					
	Loan and Accrued interest	Loan and accrued interest - net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	473,628	230,319	1	2,303	-	2,303
Special Mention	9,006	3,524	2	70	-	70
Substandard	5,859	**1,760	20	316	188	504
Doubtful	5,482	1,617	50	809	1,566	2,375
Doubtful Loss	62,770	30,906	100	30,906	1,286	32,192
Total	556,745	268,126		34,404	3,040	37,444
Specific and general allowance						19,830
Total						57,274

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

In the second quarter of 2005, the Bank of Thailand changed the guideline of collateral valuation limit to be used to calculate the allowance for doubtful accounts. Therefore, the Bank changed the calculation method of collateral, which are property and machinery, of loans classified as normal and special mention from 50% to 0%.

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowance established was adequate as at December 31, 2005 and 2004 and in compliance with the BOT guidelines. In 2003, the BOT modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the loan classification and other additional provisions required by the BOT. As at December 31, 2005, the Bank has provided an allowance for doubtful accounts which exceeds the minimum allowance required by such revised guidelines by Baht 16,886 million (2004 : Baht 19,830 million).

4.4.6 Loan Classification of Finance Subsidiaries

As at December 31, 2005, Chatuchak Asset Management Co., Ltd. which is the subsidiary (2004 : Chatuchak Asset Management Co., Ltd. and The Book Club Finance PCL), has classified loans according to the criteria specified in the Notification of the BOT as follows :

Unit : Million Baht

Loan classification	2005					
	Loan and accrued interest	Loan and accrued interest - net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	283	265	1	3	-	3
Special Mention	-	-	2	-	-	-
Substandard	147	141	20	28	-	28
Doubtful	71	51	50	26	-	26
Doubtful Loss	6,101	3,913	100	3,913	-	3,913
Total	6,602	4,370		3,970	-	3,970
Less Allowance for doubtful accaccount transferred account transferred	(3,959)					(3,959)
Cost of purchase	2,643					
Allowance per requirement						11
Specific and general allowance						720
Total						731

Unit : Million Baht

Loan classification	2004					
	Loan and accrued interest	Loan and accrued interest - net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	4,213	3,358	1	34	(6)	28
Special Mention	4	-	2	-	-	-
Substandard	34	11	20	2	23	25
Doubtful	168	146	50	73	22	95
Doubtful Loss	2,532	1,950	100	1,950	69	2,019
Total	6,951	5,465		2,059	108	2,167
Less Allowance for doubtful account transferred	(899)					(899)
Cost of purchase	6,052					
Allowance per requirement						1,268
Specific and general allowance						597
Total						1,865

* Net of collateral per BOT's guideline

4.4.7 *Loans to Listed Companies Identified for Delisting*

As at December 31, 2005 and 2004, the Bank and its subsidiaries which are financial institutions (finance and asset management companies) had loans and accrued interest with borrowers who subsequently developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision
Listed companies identified for delisting	9	2,808	833	1,931	13	1,813	497	803

Unit : Million Baht

	BANK							
	2005				2004			
	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision
Listed companies identified for delisting	8	2,781	820	1,927	11	1,706	497	706

* *Including loans to financial institutions*

4.4.8 Non-Performing Loans

As at December 31, 2005 and 2004, the Bank used the BOT's notification dated January 16, 2003 in determining non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. The amounts are as follows:

Unit : Million Baht

	BANK	
	2005	2004
Non-performing loans to financial institutions	11	13
Non-performing loans	57,111	73,934
% of Non-performing loans to total loans	9.3	13.1

As at December 31, 2005, Chatuchak Asset Management Co., Ltd. which is a subsidiary, has non-performing loans of Baht 2,643 million (2004 Chatuchak Asset Management Co., Ltd. and The Book Club Finance PCL : Baht 2,408 million). Non-Performing loans, which base on principle of loan purchasing from the Bank during 2005, as at December 31, 2005 will be Baht 6,471 million.

4.4.9 Troubled Debt Restructured

The financial statements for the years ended December 31, 2005 and 2004, include the result of various types of troubled debt restructured including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

Types of Restructured	CONSOLIDATED								
	No. of Accounts		Outstanding Debts				Transferred Assets		
			Before Restructured		After Restructured		Types	Fair Value	
	2005	2004	2005	2004	2005	2004		2005	2004
Transfers of assets	6	-	400	-	174	-	Immovable properties	121	-
Debt restructuring in various forms	360	303	7,200	6,801	5,722	6,686	Immovable properties and shares	2	4
Changes of repayment conditions	1,690	2,313	3,398	6,471	3,339	6,296			
Total	**2,056**	**2,616**	**10,998**	**13,272**	**9,235**	**12,982**			

Unit : Million Baht

Types of Restructured	BANK								
	No. of Accounts		Outstanding Debts				Transferred Assets		
			Before Restructured		After Restructured		Types	Fair Value	
	2005	2004	2005	2004	2005	2004		2005	2004
Transfers of assets	6	-	400	-	174	-	Immovable properties	121	-
Debt restructuring in various forms	360	299	7,200	6,688	5,722	6,674	Immovable properties and shares	2	1
Changes of repayment conditions	1,690	2,272	3,398	5,785	3,339	5,781			
Total	**2,056**	**2,571**	**10,998**	**12,473**	**9,235**	**12,455**			

As at December 31, 2005 and 2004, troubled debt restructured compared with total loans including loans to financial institutions are as follows:

Unit : Million Baht

	CONSOLIDATED			
	2005		2004	
	No. of Accounts	The Outstanding Debts	No. of Accounts	The Outstanding Debts
Troubled debt restructured during the year	2,056	10,998	2,616	13,272
Total loans including loans to financial institutions	190,477	614,734	178,678	570,399

Unit : Million Baht

	BANK			
	2005		2004	
	No. of Accounts	The Outstanding Debts	No. of Accounts	The Outstanding Debts
Troubled debt restructured during the year	2,056	10,998	2,571	12,473
Total loans including loans to financial institutions	190,206	612,091	178,041	564,338

As at December 31, 2005, the Bank and its subsidiaries which are financial institutions have outstanding loans to the restructured debtors including accrued interest of Baht 66,062 million in the consolidated financial statements and Baht 65,327 million in the Bank's financial statements (2004 : Baht 83,288 million and Baht 81,680 million, respectively).

The average term of troubled debt restructured during the year ended December 31, 2005 is 12.9 years (2004 :11.1 years).

Supplementary information relating to restructured debtors for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Interest income recognized in the statements of income	2,993	3,926	2,975	3,821
Loss from debt restructuring recognized in the statements of income	1,388	1,981	1,388	1,814
Cash collection	4,462	6,712	4,400	5,815

4.4.10 Sales of Loan Receivables to The Thai Asset Management Corporation (TAMC)

The information regarding the transfer of a portion of sub-quality assets to TAMC according to the Asset Transfer Agreement of the Bank and a subsidiary since 2001 are as follows: (see Notes 4.3.1 and 4.21)

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Total net amount of sub-quality assets transferred to TAMC since 2001	11,028	11,029	10,602	10,603
Promissory notes received	11,028	11,029	10,602	10,603

4.5 Allowance for Doubtful Accounts

Allowance for doubtful accounts as at December 31, 2005 and 2004 consists of the following:

Unit : Million Baht

	CONSOLIDATED						
	2005						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,331	70	529	2,451	33,437	20,852	59,670
Bad debt and doubtful accounts	2,824	94	(96)	(333)	(33)	(2,611)	(155)
Bad debt recovered	-	-	-	-	542	-	542
Bad debt written off	-	-	-	-	(10,307)	-	(10,307)
Others	(26)	-	(25)	(77)	(694)	3,203	2,381
Ending balance	**5,129**	**164**	**408**	**2,041**	**22,945**	**21,444**	**52,131**

Unit : Million Baht

	CONSOLIDATED						
	2004						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,128	55	1,056	5,396	35,643	19,787	64,065
Bad debt and doubtful accounts	202	15	(527)	(2,945)	13,332	(6,928)	3,149
Bad debt recovered	-	-	-	-	201	-	201
Bad debt written off	-	-	-	-	(15,727)	-	(15,727)
Others	1	-	-	-	(12)	7,993	7,982
Ending balance	**2,331**	**70**	**529**	**2,451**	**33,437**	**20,852**	**59,670**

Unit : Million Baht

	BANK						
	2005						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,303	71	504	2,374	32,192	19,830	57,274
Bad debt and doubtful accounts	2,824	93	(30)	(283)	3,702	(6,494)	(188)
Bad debt recovered	-	-	-	-	526	-	526
Bad debt written off	-	-	-	-	(10,199)	-	(10,199)
Others	-	-	(66)	(50)	(3,712)	3,550	(278)
Ending balance	**5,127**	**164**	**408**	**2,041**	**22,509**	**16,886**	**47,135**

Unit : Million Baht

	BANK						
	2004						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,117	55	1,023	5,260	34,425	18,694	61,574
Bad debt and doubtful accounts	186	16	(519)	(2,886)	13,295	(7,006)	3,086
Bad debt recovered	-	-	-	-	199	-	199
Bad debt written off	-	-	-	-	(15,727)	-	(15,727)
Others	-	-	-	-	-	8,142	8,142
Ending balance	**2,303**	**71**	**504**	**2,374**	**32,192**	**19,830**	**57,274**

4.6 Revaluation Allowances for Debts Restructured

As at December 31, 2005 and 2004, revaluation allowances for debts restructured consist of the following :

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Beginning balance	4,396	10,730	4,137	10,387
Decrease during the year	(1,800)	(6,334)	(1,763)	(6,250)
Ending balance	**2,596**	**4,396**	**2,374**	**4,137**

4.7 Classified Assets

The Bank and subsidiaries which are financial institutions have classified assets according to the guidelines of the BOT as at December 31, 2005 and 2004 as follows:

Unit : Million Baht

	CONSOLIDATED					
	2005					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	540,112	8,178	-	-	29	548,319
Special Mention	8,195	113	-	-	3	8,311
Substandard	6,258	-	-	-	1	6,259
Doubtful	7,313	4	-	-	4	7,321
Doubtful loss	50,039	7	6,618	2,391	882	59,937
	611,917	**8,302**	**6,618**	**2,391**	**919**	**630,147**

Unit : Million Baht

	CONSOLIDATED					
	2004					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	474,682	8,552	-	-	162	483,396
Special Mention	9,011	130	-	-	3	9,144
Substandard	5,893	-	-	-	7	5,900
Doubtful	5,650	4	-	-	12	5,666
Doubtful loss	65,301	7	8,558	2,403	2,282	78,551
	560,537	**8,693**	**8,558**	**2,403**	**2,466**	**582,657**

Unit : Million Baht

	BANK					
	2005					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	539,829	8,178	-	-	29	548,036
Special Mention	8,195	113	-	-	3	8,311
Substandard	6,111	-	-	-	1	6,112
Doubtful	7,242	4	-	-	4	7,250
Doubtful loss	43,938	7	6,618	2,373	882	53,818
	605,315	**8,302**	**6,618**	**2,373**	**919**	**623,527**

Unit : Million Baht

	BANK					
	2004					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	473,628	8,765	-	-	162	482,555
Special Mention	9,007	130	-	-	3	9,140
Substandard	5,859	-	-	-	7	5,866
Doubtful	5,482	4	-	-	12	5,498
Doubtful loss	62,769	7	8,535	2,373	2,273	75,957
	556,745	**8,906**	**8,535**	**2,373**	**2,457**	**579,016**

4.8 *Properties Foreclosed*

As at December 31, 2005 and 2004, properties foreclosed consist of the following:

Unit: Million Baht

	CONSOLIDATED			
	2005			
	Beginning balance	Additions	Disposals	Ending Balance
Foreclosed assets				
Immovable assets	14,435	8,095	(3,549)	18,981
Others	869	217	(2)	1,084
Total properties foreclosed	15,304	8,312	(3,551)	20,065
Less Allowance for impairment of assets	(2,581)	(17)	180	(2,418)
Total properties foreclosed – net	**12,723**	**8,295**	**(3,371)**	**17,647**

Unit : Million Baht

	CONSOLIDATED			
	2004			
	Beginning balance	Additions	Disposals	Ending Balance
Foreclosed assets				
Immovable assets	13,391	3,665	(2,621)	14,435
Others	736	133	-	869
Total properties foreclosed	14,127	3,798	(2,621)	15,304
Less Allowance for impairment of assets	(2,605)	(4)	28	(2,581)
Total properties foreclosed – net	**11,522**	**3,794**	**(2,593)**	**12,723**

Unit : Million Baht

	BANK			
	2005			
	Beginning balance	Additions	Disposals	Ending Balance
Foreclosed assets				
Immovable assets	14,084	8,083	(3,314)	18,853
Others	867	217	-	1,084
Total properties foreclosed	14,951	8,300	(3,314)	19,937
Less Allowance for impairment of assets	(2,548)	(17)	150	(2,415)
Total properties foreclosed – net	**12,403**	**8,283**	**(3,164)**	**17,522**

Unit : Million Baht

	BANK			
	2004			
	Beginning balance	Additions	Disposals	Ending Balance
Foreclosed assets				
Immovable assets	12,950	3,654	(2,520)	14,084
Others	734	133	-	867
Total properties foreclosed	13,684	3,787	(2,520)	14,951
Less Allowance for impairment of assets	(2,577)	-	29	(2,548)
Total properties foreclosed – net	**11,107**	**3,787**	**(2,491)**	**12,403**

Gain on sales of property foreclosed recognized in the consolidated statements of income for the years ended December 31, 2005 and 2004 are Baht 550 million and Baht 159 million, respectively and for the Bank's statements of income are Baht 552 million and Baht 160 million, respectively.

4.9 Premises and Equipment

Premises and equipment as at December 31, 2005 and 2004 consist of the following:

Unit : Million Baht

	CONSOLIDATED											
	2005											
	Cost					Accumulated depreciation					Allowance for impairment of assets	Net - Premises and equipment
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depreciation	Disposals	Other	Ending balance		
Land												
Cost	5,907	12	(1,280)	4	4,643	-	-	-	-	-	(446)	4,197
Appraisal increase (year 2005)	4,607	1,183	-	-	5,790	-	-	-	-	-	-	5,790
Premises												
Cost	15,370	319	(4,537)	13	11,165	(6,936)	(492)	2,315	(4)	(5,117)	(171)	5,877
Appraisal increase (year 2005)	4,079	1,583	-	-	5,662	(469)	(111)	580	-	-	-	5,662
Equipment	11,940	3,415	(2,444)	(383)	12,528	(7,705)	(1,220)	886	375	(7,664)	-	4,864
Others	541	399	(732)	72	280	-	-	-	-	-	-	280
Total	**42,444**	**6,911**	**(8,993)**	**(294)**	**40,068**	**(15,110)**	**(1,823)**	**3,781**	**371**	**(12,781)**	**(617)**	**26,670**

Depreciation for the years ended	- December 31, 2005	1,823
	- December 31, 2004	1,442

Unit : Million Baht

	BANK											
	2005											
	Cost					Accumulated depreciation					Allowance for impairment of assets	Net - Premises and equipment
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depreciation	Disposals	Other	Ending balance		
Land												
Cost	4,298	8	(1)	1	4,306	-	-	-	-	-	(446)	3,860
Appraisal increase (year 2005)	4,607	1,182	-	-	5,789	-	-	-	-	-	-	5,789
Premises												
Cost	9,987	308	(5)	6	10,296	(4,456)	(258)	2	(1)	(4,713)	(171)	5,412
Appraisal increase (year 2005)	4,079	1,584	-	-	5,663	(469)	(111)	580	-	-	-	5,663
Equipment	11,015	3,224	(2,340)	(313)	11,586	(7,106)	(1,111)	816	328	(7,073)	-	4,513
Others	538	369	(695)	67	279	-	-	-	-	-	-	279
Total	**34,524**	**6,675**	**(3,041)**	**(239)**	**37,919**	**(12,031)**	**(1,480)**	**1,398**	**327**	**(11,786)**	**(617)**	**25,516**

Depreciation for the years ended	- December 31, 2005	1,480
	- December 31, 2004	1,071

4.10 Assets Pending Transfer

Assets pending transfer as at December 31, 2005 and 2004 consist of the following:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Sundry receivables	781	1,184	781	1,184
Others	883	920	883	903
Total	**1,664**	**2,104**	**1,664**	**2,087**

4.11 Other Assets

Other assets as at December 31, 2005 and 2004 consist of the following:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Derivative revaluation	506	1,413	506	1,413
Collateral per Credit Support Annex	1,502	1,157	1,502	1,157
Accrued interest on investment	835	989	821	960
Customer insurance premium and legal deposits with court	272	708	271	705
Leasehold - net	554	686	425	452
Net inter-account balance	857	715	857	715
Others	3,939	3,268	2,152	1,086
Total	**8,465**	**8,936**	**6,534**	**6,488**

4.12 Deposits

4.12.1 Classified by Product as at December 31, 2005 and 2004 :

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Demand	31,121	27,340	29,442	27,085
Savings	348,922	319,994	348,518	317,201
Fixed				
- Less than 6 months	166,516	197,789	165,708	196,544
- 6 months and up to 1 year	21,096	18,362	21,086	17,241
- Over 1 year	57,680	66,676	57,677	66,647
Total	**625,335**	**630,161**	**622,431**	**624,718**

4.12.2 Classified by Maturity as at December 31, 2005 and 2004 :

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Up to 1 year*	619,545	601,511	616,640	596,068
Over 1 year	5,790	28,650	5,791	28,650
Total	**625,335**	**630,161**	**622,431**	**624,718**

* Including past-due agreements

4.12.3 Classified by Currency and Residence of Customer as at December 31, 2005 and 2004 :

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	609,454	758	610,212	617,643	397	618,040
USD	6,842	7,019	13,861	4,110	6,882	10,992
Others	1,024	238	1,262	909	220	1,129
Total	**617,320**	**8,015**	**625,335**	**622,662**	**7,499**	**630,161**

Unit : Million Baht

	BANK					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	610,004	736	610,740	615,841	381	616,222
USD	7,159	3,284	10,443	4,370	3,004	7,374
Others	1,026	222	1,248	910	212	1,122
Total	**618,189**	**4,242**	**622,431**	**621,121**	**3,597**	**624,718**

4.13 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) as at December 31, 2005 and 2004 consist of the following:

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	11,392	11,392	-	4,329	4,329
Commercial banks	542	-	542	433	-	433
Other banks	15	1,721	1,736	23	266	289
Finance companies, securities companies and credit foncier companies	5,623	6,051	11,674	2,768	3,936	6,704
Other financial institutions	908	545	1,453	1,572	1,080	2,652
Total domestic items	7,088	19,709	26,797	4,796	9,611	14,407
Foreign items :						
USD	148	49	197	314	197	511
YEN	130	-	130	-	-	-
Others	330	4	334	2	7	9
Total foreign items	608	53	661	316	204	520
Total domestic and foreign items	**7,696**	**19,762**	**27,458**	**5,112**	**9,815**	**14,927**

Unit : Million Baht

	BANK					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	11,392	11,392	-	4,329	4,329
Commercial banks	542	-	542	433	-	433
Other banks	15	1,721	1,736	23	266	289
Finance companies, securities companies and credit foncier companies	5,728	6,051	11,779	2,711	3,936	6,647
Other financial institutions	929	545	1,474	1,582	1,080	2,662
Total domestic items	7,214	19,709	26,923	4,749	9,611	14,360
Foreign items :						
USD	210	49	259	402	197	599
YEN	130	-	130	-	-	-
Others	330	4	334	2	7	9
Total foreign items	670	53	723	404	204	608
Total domestic and foreign items	**7,884**	**19,762**	**27,646**	**5,153**	**9,815**	**14,968**

4.14 Securities Sold Under Repurchase Agreements

As at December 31, 2005 and 2004, securities purchased under resale agreements are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK	
	2005	2004
Government and Bank of Thailand's bonds	500	-
Financial Institutions Development Fund and state enterprise debt securities	-	-
Total	500	-

4.15 Borrowings

Borrowings as at December 31, 2005 and 2004 consist of the following :

Unit : Million Baht

	Year of maturity	CONSOLIDATED					
		2005			2004		
		Domestic	*Foreign*	*Total*	*Domestic*	*Foreign*	*Total*
Subordinated convertible bonds							
- Baht	2005	-	-	-	1,972	-	1,972
Subordinated bonds							
- Baht	2009-2010	8,638	-	8,638	8,718	-	8,718
- USD	2006	-	6,161	6,161	-	5,857	5,857
Others		13,074	-	13,074	54	-	54
Total		**21,712**	**6,161**	**27,873**	**10,744**	**5,857**	**16,601**

Unit : Million Baht

	Year of maturity	BANK					
		2005			2004		
		Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds							
- Baht	2005	-	-	-	1,661	-	1,661
Subordinated bonds							
- Baht	2009-2010	8,638	-	8,638	8,638	-	8,638
- USD	2006	-	6,161	6,161	-	5,857	5,857
Others		12,895	-	12,895	54	-	54
Total		**21,533**	**6,161**	**27,694**	**10,353**	**5,857**	**16,210**

On March 15, 1996, the Bank issued subordinated bonds of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

As at December 31, 2005 and 2004, the Bank has several batches of subordinated bonds totaling Baht 8,638 million, repayable during the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

During the year ended December 31, 2005, the Bank issued short term bonds totaling Baht 9,736 million to domestic investors, repayable within 30 days to 270 days, with fixed interest rates ranging between 1.50%-4.15% per annum.

4.16 Liabilities Pending Transfer

Liabilities pending transfer as at December 31, 2005 and 2004 consist of the following :

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Unsettled remittance transactions	1,224	305	1,224	305
Other payables	1,906	1,360	1,906	1,360
Others	2,291	1,721	2,280	1,712
Total	**5,421**	**3,386**	**5,410**	**3,377**

4.17 Other Liabilities

Other liabilities as at December 31, 2005 and 2004 consist of the following:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Accrued expenses	2,391	1,471	2,175	1,329
Possible loss from Asset Transferred Agreement with TAMC.	904	904	904	904
Reserve for pension and gratuity	842	773	842	773
Marginal deposit	492	484	491	327
Withholding tax payable	286	250	165	144
Others	3,467	3,340	676	546
Total	**8,382**	**7,222**	**5,253**	**4,023**

4.18 Share Capital

4.18.1 Preferred Shares and Covered Warrants

The holders of preferred shares have the preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, there may be some events that may result in the Bank paying dividends at less than such rate. In any year that the ordinary shareholders are paid dividends at a rate higher than that paid to the preferred shareholders, the Bank shall pay dividend to the preferred shareholders at a rate equal to the dividend paid to the ordinary shareholders.

The preferred shares are all convertible preferred shares with the preferential right expiring on May 9, 2009. However, in the event that the preferred shareholders wish to exercise their convertible rights, it can be done at the end of each quarter prior to the said date.

As at December 31, 2005, unissued authorized preferred shares are as follows:

- 150,000,000 preferred shares are reserved to accommodate possible exercise of staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000.

As at December 31, 2005, no staff warrant has been issued.

- 3,465,238,128 preferred shares (2004 : 3,654,656,006 shares) are registered but have not yet been issued and called.

4.18.2 Ordinary Shares

As at December 31, 2005, unissued ordinary shares are as follows:

- 200,000,000 ordinary shares are allocated for the possible conversion of subordinated convertible bonds that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998.

4.18.2 Ordinary Shares (continued)

During the year ended December 31, 2005, subordinated convertible bonds have been converted into 198,316,555 ordinary shares (2004 : 144,622,584 shares) at Baht 30 each and 1,683,445 ordinary shares are outstanding under this allocation (2004 : 55,377,416 shares), the conversion right has expired in October 2005.

As at December 31, 2005 and 2004, the issued and paid-up share capital was higher than the authorized share capital due to a conversion of subordinated convertible bonds and convertible preferred shares into ordinary shares. For the year ended December 31, 2004, the Banks registered the change in authorized share capital with the Ministry of Commerce on April 27, 2005 after the approval by the shareholders' meeting.

4.19 Legal Reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are private companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.20 Dividend

The shareholders' meeting passed a resolution on April 5, 2005 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 2.00 per share. The amount of Baht 6,718 million was paid on April 28, 2005.

The shareholders' meeting passed a resolution on April 8, 2004 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 1.40 per share. The amount of Baht 4,487 million was paid on April 30, 2004.

4.21 Contingencies

Contingencies of the bank and subsidiaries as at December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,540	-	2,540	1,547	-	1,547
Guarantees of loans	13	1,461	1,474	26	2,075	2,101
Liability under unmatured import bills	659	3,929	4,588	365	3,742	4,107
Letters of credit	1,847	8,965	10,812	1,880	7,947	9,827
Other guarantees	60,946	7,586	68,532	50,139	8,490	58,629
Exchange rate contracts						
Bought	693	219,792	220,485	667	136,294	136,961
Sold	631	266,968	267,599	632	198,512	199,144
Interest rate contracts						
Bought	224,923	52,450	277,373	96,385	25,182	121,567
Sold	224,976	52,450	277,426	96,385	25,182	121,567
Amount of unused bank overdraft	64,651	256	64,907	60,647	133	60,780
Others	-	171	171	-	135	135
Total	**581,879**	**614,028**	**1,195,907**	**308,673**	**407,692**	**716,365**

Unit : Million Baht

	BANK					
	2005			2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,540	-	2,540	1,547	-	1,547
Guarantees of loans	13	1,461	1,474	26	2,075	2,101
Liability under unmatured import bills	659	3,929	4,588	365	3,742	4,107
Letters of credit	1,847	8,849	10,696	1,880	7,885	9,765
Other guarantees	60,946	7,586	68,532	50,139	8,490	58,629
Exchange rate contracts						
Bought	693	219,792	220,485	667	136,294	136,961
Sold	631	266,968	267,599	632	198,512	199,144
Interest rate contracts						
Bought	224,923	52,450	277,373	96,385	25,182	121,567
Sold	224,976	52,450	277,426	96,385	25,182	121,567
Amount of unused bank overdraft	64,651	-	64,651	60,647	-	60,647
Others	-	10	10	-	13	13
Total	**581,879**	**613,495**	**1,195,374**	**308,673**	**407,375**	**716,048**

As at December 31, 2005, the Bank has commitments of Baht 334 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (2004 : Baht 334 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the *value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms.* Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.3.1 and 4.4.10).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC. As at December 31, 2005, the provision for possible loss was set up amounting to Baht 904 million, which was presented in other liabilities in the balance sheet (2004 : Baht 904 million).

5. INFORMATION ON STATEMENT OF INCOME ITEMS

5.1 Interest and Dividend Income

Interest and dividend income included in the statements of income for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Interest income				
Loans	25,977	21,840	25,869	21,631
Interbank and money market items	1,981	1,024	1,846	965
Investments	1,241	3,416	1,136	3,335
Dividend income				
Investments	2,874	998	2,691	787
Total	**32,073**	**27,278**	**31,542**	**26,718**

5.2 Bad Debt and Doubtful Accounts

Bad debt and doubtful accounts recognized in the consolidated statements of income for the years ended December 31, 2005 and 2004 are Baht 155 million (reversal) and Baht 3,149 million, respectively and for the Bank's statements of income are Baht 188 million (reversal) and Baht 3,086 million, respectively (see Note 4.5).

5.3 Loss From Debt Restructuring

Loss from debt restructuring recognized in the consolidated statements of income for the years ended December 31, 2005 and 2004 are Baht 1,388 million and Baht 1,981 million, respectively and for the Bank's statements of income are Baht 1,388 million and Baht 1,814 million, respectively (see Note 4.4.9).

5.4 Gains on Investments

Gains (losses) related to investments in securities included in the statements of income for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Gains (losses) on revaluation of trading securities	(9)	7	(97)	(1)
Gains on transferring investment portfolios	(655)	4,937	(601)	4,824
Reversal of losses on impairment of investment in securities	279	552	286	561
Gains (losses) on sales and redemption of investment in securities				
- *Trading securities*	336	(111)	324	(51)
- Available-for-sale securities	243	2,506	230	2,362
- Held-to-maturity securities	32	(88)	32	(88)
- General investments	203	437	214	430
- *Investment in subsidiaries and associated companies*	460	17	460	17
Gains on Investments	**889**	**8,257**	**848**	**8,054**

5.5 Directors and Executives' Benefits

The Bank has not paid benefits to directors and executives other than the benefits that are normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

5.6 Income Tax

Income tax in the Bank's financial statements for the year ended December 31, 2005 and 2004 are based on net income after tax adjusting transactions i.e. available tax losses carried forward, adjustments to various reserves. The available tax losses carried forward to offset taxable income are as follows :

Unit : Million Baht

Loss carried forward remaining of the year	Tax deductable expenses up to the year	2005	2004
1999	2004	-	31,749
2002	2005	10,929	10,929
Total		**10,929**	**42,678**

5.7 Earnings Per Share

Earnings per share in the consolidated and the Bank's financial statements for the years ended December 31, 2005 and 2004 are calculated as follows :

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2005 Million Baht	2004 Million Baht	2005 Million Shares	2004 Million Shares	2005 Baht	2004 Baht
Basic earnings per share						
Net income before dividend of preferred shares	18,882	18,489	1,752	1,537		
Less Dividend of preferred shares	(3,238)	(2,388)	-	-		
Net income after dividend of preferred shares	15,644	16,101	1,752	1,537	8.93	10.48
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	3,238	2,388	1,620	1,732		
Subordinated convertible Thai Baht bonds	32	51	27	75		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds)	18,914	18,540	3,399	3,344	5.56	5.54

6. INFORMATION ON CASH FLOWS STATEMENTS

6.1 Cash Paid For Interest and Income Tax

Cash paid for interest and income tax for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Interest	6,471	6,850	6,440	6,771
Withholding income tax	749	441	238	139

6.2 Non-Cash Items

Non-cash items for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Increase (decrease) in unrealized gain from securities valuation - presented as part of shareholders' equity	(1,501)	(13,910)	(1,501)	(13,910)
Conversion of subordinated convertible bonds into ordinary shares	1,611	2,112	1,611	2,112
Conversion of convertible preferred shares into ordinary shares	438	2,394	438	2,394
Property foreclosed acquired from debt settlement	8,314	3,776	8,305	3,774
Investment in securities received from debt restructuring process				
- Available-for-sale securities	1	8	1	8
- General investment	-	165	-	165
- Investment in subsidiaries and associated companies	-	43	-	43
Increase in investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation	-	3	-	3
Unrealized increment per premises appraisal directly transferred to retained earnings	111	111	111	111
Increase in revaluation surplus on land appraisal - presented as part of shareholders' equity	1,182	-	1,182	-
Increase in revaluation surplus on premises appraisal - presented as part of shareholders' equity	2,163	-	2,163	-

7. SUPPLEMENTARY DISCLOSURES REQUIRED BY ACCOUNTING STANDARDS AND REGULATORS

7.1 Capital Funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at December 31, 2005 and 2004, the Bank's total capital funds can be categorized as follows :

Unit : Million Baht

		BANK	
		2005	2004
Tier 1 capital			
Issued and paid-up share capital		33,992	33,455
Premium on share capital		11,124	10,050
Legal reserve		1,548	623
Net gain after appropriations		25,420	19,246
Total Tier 1 capital		72,084	63,374
Tier 2 capital			
Revaluation surplus on land and premises appraisal		4,942	4,997
Revaluation surplus on investment in equity securities		1,426	1,683
Subordinated bonds		5,753	8,644
Allowance for classified assets of "normal" category and excess allowance		7,593	6,923
Total Tier 2 Capital		19,714	22,247
Less Investment in other financial institutions' Tier 2 Capital		-	(105)
Total Capital Funds		91,798	85,516
Risk assets :			
On-balance sheet items		560,113	515,878
Off-balance sheet items		47,343	37,970
Total risk assets		607,456	553,848
Total Capital / Total Risk Assets	(minimum 8.50 %)	15.1%	15.4%
Total Tier 1 capital / Total Risk Assets	(minimum 4.25 %)	11.9%	11.4%
Total Tier 2 capital / Total Risk Assets		3.2%	4.0%

7.2 The Financial Sector Master Plan

On January 23, 2004, the Ministry of Finance issued the notification detailing terms, conditions and procedures for applying for a new bank license ("The Financial Sector Master Plan"). The notification details the operational structure of financial institutions which will result in having only commercial banks being able to accept public deposits. Currently, the Bank sold the shares in Book Club Finance PCL, its subsidiary, to the third party. For Siam Industrial Credit PCL, its associated company, the Ministry of Finance disapproved the set up as retail bank. The ultimate effect of the plan to the operations of such associated company cannot be presently determined.

7.3 Related-Party Transactions

The Bank has business transactions with related parties or persons. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of business with the same business condition as general customers. The transactions with related parties or persons are as follows:

7.3.1 Loans, Deposits and Contingencies

Loans, deposits and contingencies to related parties or persons as at December 31, 2005 and 2004 are summarized as follows: (See Notes 7.8)

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Associated companies	4,865	529	2,108	4,312	565	1,900
Related Companies						
- 10 % to 20 % Ownership	622	99	77	404	34	83
- Shareholding through debt restructuring process	3,059	107	635	3,404	79	922
- Shareholding through other companies' debt restructuring process.	299	198	9	516	114	21
Major-shareholder (10% to 20% Ownership)	-	1,412	2	-	933	2
Subsidiaries and associated companies of major-shareholder (which are not included in the above lists)	2,198	323	73	3,352	1,349	77
Companies owned / controlled by the Bank's directors / management	5	28	27	10	33	8
Officers from departmental managers upward	136	974	-	136	600	-
Total	**11,184**	**3,670**	**2,931**	**12,134**	**3,707**	**3,013**

Unit : Million Baht

	BANK					
	2005			2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries	-	1,032	18	3,374	479	24
Associated companies	4,750	529	2,108	4,077	565	1,900
Related Companies						
- 10 % to 20 % Ownership	622	99	77	404	34	83
- Shareholding through debt restructuring process	3,059	107	635	3,404	79	922
- Shareholding through other companies' debt restructuring process	299	198	9	299	114	21
Major-shareholder (10% to 20% Ownership)	-	1,412	2	-	933	2
Subsidiaries and associated companies of major- shareholder (which are not included in the above lists)	2,198	323	73	3,352	1,349	77
Companies owned / controlled by the Bank's directors / management	5	28	27	10	33	8
Officers from departmental managers upward	136	974	-	136	600	-
Total	**11,069**	**4,702**	**2,949**	**15,056**	**4,186**	**3,037**

7.3.2 Investments

Investments in subsidiaries and associated companies as at December 31, 2005 and 2004 are described in Note 4.3.6.

Investments in related companies in which the Bank and subsidiaries are the shareholders and/or management are directors as at December 31, 2005 and 2004, are as follows:

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2005			
			CONSOLIDATED		BANK	
			Share Holding (%)	Net Investment	Share Holding (%)	Net Investment
10 % to 20 % Ownership						
Services						
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Nippon Koa Insurance Broker (Thailand) Co., Ltd.	Insurance Broker	4	19.9	1	-	-
Siam Cosmos Service Co., Ltd	Insurance Broker	6	19.2	3	-	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Real Estate						
Thai Obayashi Corp., Ltd.	*Construction*	*10*	*10.0*	*62*	*10.0*	*62*
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	16.7	8	10.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	2	-	-
Shareholding through debt restructuring process						
Sri U Thong Co., Ltd.	Construction	1,072	42.1	-	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
Mahachai Land Development Co., Ltd.	Real Estate	15	74.4	-	74.4	-
SG Land Co., Ltd.	Real Estate	100	99.8	89	99.7	89
Sigma Concrete & Construction Co., Ltd.	Industry	108	58.8	-	58.8	-
Phoenix Land Development Co., Ltd.	Real Estate	500	97.6	-	97.6	-
Thai Mercantile Marine Ltd.	Transportation	150	41.1	-	41.1	-
Shareholding through other companies' debt restructuring process						
CBNP (Thailand) Ltd.	Assets rental	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	15.8	119	15.8	119
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	82	17.0	82
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				**509**		**500**

KYAT = KYAT Currency

Unit : Million Baht

Company	Type of Business	Paid-up Capital	2004 CONSOLIDATED Share Holding (%)	2004 CONSOLIDATED Net Investment	2004 BANK Share Holding (%)	2004 BANK Net Investment
10 % to 20 % Ownership						
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	13	10.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	2	-	-
Shareholding through debt restructuring process						
Sri U Thong Co., Ltd.	Construction	1,074	42.2	-	42.2	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	78.8	-	78.8	-
SG Land Co., Ltd.	Real Estate	100	99.8	89	99.7	89
Sigma Concrete & Construction Co., Ltd.	Industry	109	58.8	-	58.8	-
Shareholding through other companies' debt restructuring process						
Puen Pob Paet Co., Ltd	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Assets rental	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	288	15.8	281
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				**706**		**689**

KYAT = KYAT Currency

7.3.3 Income and Expenses

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	Income		Expenses		Income		Expenses	
	Interest	Other	Interest	Other	Interest	Other	Interest	Other
Associated companies	194	1,577	7	55	325	1,182	9	77
Major-shareholder	-	-	20	13	-	-	-	11

Unit : Million Baht

	BANK							
	2005				2004			
	Income		Expenses		Income		Expenses	
	Interest	Other	Interest	Other	Interest	Other	Interest	Other
Subsidiaries	170	320	2	303	217	229	1	175
Associated companies	194	1,563	7	39	314	1,165	8	72
Major-shareholder	-	-	20	13	-	-	-	11

Since May 10, 1999, the Ministry of Finance became the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders had the rights to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8 % of paid-up capital to Vayupak I Fund ("the Fund"). On January 21, 2005, Ministry of Finance sold 12.3% of the Bank's paid-up capital to the Crown Property Bureau. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the Fund arose from normal banking activities, which did not relate to the shareholding.

7.3.4 Sales of loans to Chatuchak Asset Management

During the year ended December 31, 2005, the bank sold loans and receivables of Baht 5,342 million to Chatuchak Asset Management at book value of Baht 1,513 million.

7.4 Disclosure of The Statements of Cash Flows of The AMC

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of Cash flows
For the years ended December 31, 2005 and 2004

Unit : Million Baht

	2005	2004
Cash flows from operating activities		
Net income (loss)	(11)	82
Items to reconcile net income to net cash received (paid) from operating activities :		
Interest receivable on loan	-	(4)
Bad debt and doubtful accounts	50	-
Amortization of discount on investment	(16)	(3)
Gain on sales of investment	(29)	(17)
Loss on impairment of investments	7	6
Loss (reversal) from diminution in value of property foreclosed	2	(3)
Accrued interest receivables (increase) decrease	8	(9)
Income from operations before changes in operating assets and liabilities	11	52
Operating assets (increase) decrease		
Investment in receivables	(1,478)	(67)
Loans	11	244
Property foreclosed	8	22
Other assets	4	27
Operating liabilities increase (decrease)		
Other liabilities	-	(2)
Net cash provided by (used in) operating activities	(1,444)	276
Cash flows from investing activities		
Purchases of available-for-sale securities	(5,331)	(7,920)
Proceeds from sales and maturity of available-for-sale securities	6,786	7,596
Net cash provided by (used in) investing activities	1,455	(324)
Net increase (decrease) in cash and cash equivalents	11	(48)
Cash and cash equivalents as at January 1,	10	58
Cash and cash equivalents as at December 31,	21	10

7.5 Long-Term Leases and Service Agreements

The remaining rental and service expenses to be paid for long-term leases and service agreements as at December 31, 2005 and 2004 are as follows:

Unit : Million Baht

		CONSOLIDATED		BANK	
Type of Lease	**Period**	**2005**	**2004**	**2005**	**2004**
Land and/or Premises	Within 1 year	397	249	327	200
	1 - 5 years	641	465	573	390
	Over 5 years	223	326	201	258
Equipment	Within 1 year	319	287	305	274
	1 - 5 years	496	809	480	785

7.6 Segment Reporting

The significant financial position and the results from operations classified into domestic and foreign operations are shown below.

7.6.1 As at December 31, 2005 and 2004, the financial position classified by domestic and foreign operations are as follows:

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	801,297	13,290	814,587	751,747	13,147	764,894
Interbank and money market items (Assets)	21,752	37,230	58,982	27,734	30,703	58,437
Investment-net	100,953	6,244	107,197	113,933	12,397	126,330
Loans	604,890	7,172	612,062	557,941	1,982	559,923
Deposits	619,707	5,628	625,335	624,315	5,846	630,161
Interbank and money market items (Liabilities)	27,174	284	27,458	14,719	208	14,927
Borrowings	21,712	6,161	27,873	10,744	5,857	16,601
Contingencies	1,152,057	43,850	1,195,907	675,602	40,763	716,365

Unit : Million Baht

	BANK					
	2005			2004		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	798,931	8,818	807,749	746,153	8,672	754,825
Interbank and money market items (Assets)	19,718	33,795	53,513	26,445	27,155	53,600
Investment-net	106,127	6,239	112,366	118,380	12,388	130,768
Loans	597,367	6,445	603,812	554,157	1,293	555,450
Deposits	620,575	1,856	622,431	622,775	1,943	624,718
Interbank and money market items (Liabilities)	27,362	284	27,646	14,760	208	14,968
Borrowings	21,534	6,160	27,694	10,353	5,857	16,210
Contingencies	1,152,057	43,317	1,195,374	675,602	40,446	716,048

7.6.2 The results of operations classified by domestic and foreign operations for the years ended December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	31,510	2,688	(2,125)	32,073	26,922	1,097	(741)	27,278
Interest expenses	6,360	2,349	(2,125)	6,584	5,666	1,127	(741)	6,052
Net interest income	25,150	339	-	25,489	21,256	(30)	-	21,226
Non-interest income	16,984	428	-	17,412	21,317	505	-	21,822
Non-interest expenses	22,805	229	-	23,034	23,926	218	-	24,144
Income before income tax	19,329	538	-	19,867	18,647	257	-	18,904

Unit : Million Baht

	BANK							
	2005				2004			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	31,175	2,491	(2,124)	31,542	26,439	1,019	(740)	26,718
Interest expenses	6,351	2,325	(2,124)	6,552	5,597	1,115	(740)	5,972
Net interest income	24,824	166	-	24,990	20,842	(96)	-	20,746
Non-interest income	14,300	320	-	14,620	18,660	417	-	19,077
Non-interest expenses	19,961	159	-	20,120	21,142	168	-	21,310
Income before income tax	19,163	327	-	19,490	18,360	153	-	18,513

7.7 Disclosure of Financial Instrument Information

7.7.1 Credit Risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of dealing with only creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has a credit risk in case counterparties do not adhere to the terms of the financial contract.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

7.7.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will affect the net interest earnings in the current reporting period and in the future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the Assets and Liabilities Committee (ALCO).

Significant financial assets and liabilities as at December 31, 2005 and 2004 can be repriced as follows:

Unit : Million Baht

	CONSOLIDATED 2005							
	Reprice on demand	Reprice within 1 - 3 months	3 - 12 months	1 - 5 years	Reprice Over 5 years	Non Performing Loans	Non Interest bearing	Total
Financial assets								
Cash	-	-	-	-	-	-	24,048	24,048
Securities purchased under resale agreements	-	100	-	-	-	-	-	100
Investments in securities-net	-	7,305	6,707	37,188	12,594	-	43,403	107,197
Loans (included interbank and money market item)	436,888	106,022	35,907	14,983	4,520	59,765	13,050	671,135
Total financial assets	436,888	113,427	42,614	52,171	17,114	59,765	80,501	802,480
Financial liabilities								
Deposits (included interbank and money market item)	353,714	203,065	52,515	9,355	400	-	33,744	652,793
Securities sold under repurchase agreements	-	500	-	-	-	-	-	500
Borrowings	-	18,647	308	8,866	-	-	52	27,873
Total financial liabilities	353,714	222,212	52,823	18,221	400	-	33,796	681,166
Difference	83,174	(108,785)	(10,209)	33,950	16,714	59,765	46,705	121,314

Unit : Million Baht

	CONSOLIDATED 2004							
	Reprice on demand	Reprice within 1 - 3 months	3 - 12 months	1 - 5 years	Reprice Over 5 years	Non Performing Loans	Non Interest bearing	Total
Financial assets								
Cash	-	-	-	-	-	-	19,468	19,468
Securities purchased under resale agreements	-	9,000	-	-	-	-	-	9,000
Investments in securities-net	-	19,156	46,521	18,489	11,363	-	30,801	126,330
Loans (included interbank and money market item)	332,125	106,384	51,536	33,298	7,737	75,382	11,966	618,428
Total financial assets	332,125	134,540	98,057	51,787	19,100	75,382	62,235	773,226
Financial liabilities								
Deposits (included interbank and money market item)	322,785	228,776	40,444	22,668	-	-	30,415	645,088
Borrowings	-	1,661	-	11,995	2,892	-	53	16,601
Total financial liabilities	322,785	230,437	40,444	34,663	2,892	-	30,468	661,689
Difference	9,340	(95,897)	57,613	17,124	16,208	75,382	31,767	111,537

Unit : Million Baht

	BANK							
	2005							
	Reprice on demand	Reprice within 1 - 3 months	Reprice within 3 - 12 months	Reprice within 1 - 5 years	Reprice Over 5 years	Non Performing Loans	Non Interest bearing	Total
Financial assets								
Cash	-	-	-	-	-	-	23,848	23,848
Securities purchased under resale agreements	-	100	-	-	-	-	-	100
Investments in securities-net	-	5,893	2,370	36,863	12,594	-	54,646	112,366
Loans (included interbank and money market item)	434,380	105,715	34,973	12,848	3,867	57,122	8,524	657,429
Total financial assets	434,380	111,708	37,343	49,711	16,461	57,122	87,018	793,743
Financial liabilities								
Deposits (included interbank and money market item)	353,943	202,303	52,506	9,351	400	-	31,574	650,077
Securities soldd under repurchase agreements	-	500	-	-	-	-	-	500
Borrowings	-	18,646	130	8,866	-	-	52	27,694
Total financial liabilities	353,943	221,449	52,636	18,217	400	-	31,626	678,271
Difference	80,437	(109,741)	(15,293)	31,494	16,061	57,122	55,392	115,472

Unit : Million Baht

	BANK							
	2004							
	Reprice on demand	Reprice within 1 - 3 months	Reprice within 3 - 12 months	Reprice within 1 - 5 years	Reprice Over 5 years	Non Performing Loans	Non interest bearing	Total
Financial assets								
Cash	-	-	-	-	-	-	19,327	19,327
Securities purchased under resale agreements	-	9,000	-	-	-	-	-	9,000
Investments in securities-net	-	15,004	43,244	18,058	11,220	-	43,243	130,769
Loans (included interbank and money market item)	331,880	100,982	50,941	33,419	9,420	73,947	8,538	609,127
Total financial assets	331,880	124,986	94,185	51,477	20,640	73,947	71,108	768,223
Financial liabilities								
Deposits (included interbank and money market item)	319,634	227,423	39,415	22,654	-	-	30,560	639,686
Borrowings	-	1,661	-	11,645	2,851	-	53	16,210
Total financial liabilities	319,634	229,084	39,415	34,299	2,851	-	30,613	655,896
Difference	12,246	(104,098)	54,770	17,178	17,789	73,947	40,495	112,327

Effective interest rate of financial instruments which are repriced within 1 year is not significantly different from market rates. Effective interest rate of financial instruments which are repriced over 1 year is not significantly different from the average interest rate of this financial year.

7.7.3 Interest Earning and Interest Bearing Financial Instruments are as follows :

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Average	Interest	Average Rate %	Average	Interest	Average Rate %
Interbank and money market item (Assets)	70,589	1,882	2.7	64,687	689	1.1
Securities purchased under resale agreements	3,092	99	3.2	24,702	335	1.4
Investment in securities	115,361	4,115	3.6	133,585	4,413	3.3
Loans	532,190	25,977	4.9	485,793	21,840	4.5
Deposits and interbank and money market item (Liabilities)	657,710	5,643	0.9	645,243	5,011	0.8
Securities sold under repurchase agreements	548	25	4.6	498	6	1.2
Borrowings	17,954	916	5.1	18,611	1,035	5.6

Unit : Million Baht

	BANK					
	2005			2004		
	Average	Interest	Average Rate %	Average	Interest	Average Rate %
Interbank and money market item (Assets)	67,274	1,746	2.6	57,978	631	1.1
Securities purchased under resale agreements	3,092	99	3.2	24,582	335	1.4
Investment in securities	124,255	3,828	3.1	143,583	4,122	2.9
Loans	524,257	25,869	4.9	476,445	21,631	4.5
Deposits and interbank and money market item (Liabilities)	659,697	5,611	0.9	644,767	4,967	0.8
Securities sold under repurchase agreements	548	25	4.6	498	6	1.2
Borrowings	17,679	916	5.2	18,371	999	5.4

7.7.4 Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inabilities to realize assets or to cover funding requirements at an appropriate price, thus resulting in losses to the Bank.

The Bank's policy is to minimize liquidity risk whilst maximizing investment returns. The Assets and Liabilities Committee (ALCO) monitors and reviews the liquidity position as a regular basis.

Financial assets and liabilities as at December 31, 2005 and 2004 are classified according to their contractual maturity as follows:

Unit : Million Baht

	CONSOLIDATED						
	2005						
	Maturity on demand	Maturity within 1 - 3 months	Maturity within 3 - 12 months	Maturity within 1 - 5 years	Maturity Over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	24,048	24,048
Securities purchased under resale agreements	-	100	-	-	-	-	100
Investments in securities-net	-	5,818	17,575	38,705	21,349	23,750	107,197
Loans (included interbank and money market item)*	24,578	213,508	92,076	159,248	176,986	4,739	671,135
Total financial assets	24,578	219,426	109,651	197,953	198,335	52,537	802,480
Financial liabilities							
Deposits (included interbank and money market item)	353,844	203,065	52,515	9,355	400	33,614	652,793
Securities sold under repurchased agreements	-	500	-	-	-	-	500
Borrowings	-	18,647	308	8,866	-	52	27,873
Total financial liabilities	353,844	222,212	52,823	18,221	400	33,666	681,166
Net liquidity gap	(329,266)	(2,786)	56,828	179,732	197,935	18,871	121,314

Unit : Million Baht

	CONSOLIDATED						
	2004						
	Maturity on demand	Maturity within 1 - 3 months	Maturity within 3 - 12 months	Maturity within 1 - 5 years	Maturity Over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	19,468	19,468
Securities purchased under resale agreements	-	9,000	-	-	-	-	9,000
Investments in securities-net	-	8,886	27,523	34,303	25,211	30,407	126,330
Loans (included interbank and money market item)*	73,077	113,773	69,570	162,300	152,312	47,397	618,429
Total financial assets	73,077	131,659	97,093	196,603	177,523	97,272	773,227
Financial liabilities							
Deposits (included interbank and money market item)	353,198	227,738	40,448	23,704	-	-	645,088
Borrowings	-	-	1,683	12,061	2,857	-	16,601
Total financial liabilities	353,198	227,738	42,131	35,765	2,857	-	661,689
Net liquidity gap	(280,121)	(96,079)	54,962	160,838	174,666	97,272	111,538

* Including non-performing loans

Unit : Million Baht

	BANK 2005						
	Maturity on demand	Maturity within 1 - 3 months	3 - 12 months	1 - 5 years	Maturity Over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	23,848	23,848
Securities purchased under resale agreements	-	100	-	-	-	-	100
Investments in securities-net	-	4,716	13,367	37,942	21,348	34,993	112,366
Loans (included interbank and money market item)*	19,428	213,201	91,142	157,111	176,333	214	657,429
Total financial assets	19,428	218,017	104,509	195,053	197,681	59,055	793,743
Financial liabilities							
Deposits (included interbank and money market item)	354,073	202,303	52,506	9,351	400	31,444	650,077
Securities sold under repurchase agreements	-	500	-	-	-	-	500
Borrowings	-	18,647	130	8,866	-	51	27,694
Total financial liabilities	354,073	221,450	52,636	18,217	400	31,495	678,271
Net liquidity gap	(334,645)	(3,433)	51,873	176,836	197,281	27,560	115,472

Unit : Million Baht

	BANK 2004						
	Maturity on demand	Maturity within 1 - 3 months	3 - 12 months	1 - 5 years	Maturity Over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	19,327	19,327
Securities purchased under resale agreements	-	9,000	-	-	-	-	9,000
Investments in securities-net	-	3,313	26,276	33,632	24,696	42,852	130,769
Loans (included interbank and money market item)*	66,346	111,533	69,138	161,162	153,550	47,397	609,126
Total financial assets	66,346	123,846	95,414	194,794	178,246	109,576	768,222
Financial liabilities							
Deposits (included interbank and money market item)	350,191	226,375	39,416	23,704	-	-	639,686
Borrowings	-	-	1,683	11,670	2,857	-	16,210
Total financial liabilities	350,191	226,375	41,099	35,374	2,857	-	655,896
Net liquidity gap	(283,845)	(102,529)	54,315	159,420	175,389	109,576	112,326

* Including non-performing loans

7.7.5 Currency Risk

Currency risk is the risk that occurs from changes in exchange rate which may effect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuates in value of the Bank's financial assets and liabilities.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations. In addition, the Bank manages its exposure to currency risk by setting limits for both overnight and intra-day position, limits for stoploss position and value at risk. These are monitored on a daily basis and in compliance with the Bank of Thailand's regulations on foreign exchange.

As at December 31, 2005 and 2004, the Bank has the following financial assets and liabilities denominated in the various currencies as follows:

Unit : Million Baht

	CONSOLIDATED 2005					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	23,675	109	64	26	174	24,048
Securities purchased under resale agreements	100	-	-	-	-	100
Investments in securities-net	96,326	7,299	101	2,341	1,130	107,197
Loans (included interbank and money market item)	608,020	59,390	659	1,586	1,480	671,135
Total financial assets	728,121	66,798	824	3,953	2,784	802,480
Financial liabilities						
Deposits (included interbank and money market item)	637,116	14,279	255	942	201	652,793
Securities sold under repurchase agreements	500	-	-	-	-	500
Borrowings	21,712	6,161	-	-	-	27,873
Total financial liabilities	659,328	20,440	255	942	201	681,166
On-balance sheet items-net	68,793	46,358	569	3,011	2,583	121,314
Off-balance sheet items-contingencies (currency swap contract)	62	(40,402)	(3,314)	(878)	(2,582)	(47,114)

Unit : Million Baht

	CONSOLIDATED					
	2004					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	19,166	163	45	37	57	19,468
Securities purchased under resale agreements	9,000	-	-	-	-	9,000
Investments in securities-net	103,036	17,715	1,183	3,424	972	126,330
Loans (included interbank and money market item)	555,621	59,531	1,052	465	1,760	618,429
Total financial assets	686,823	77,409	2,280	3,926	2,789	773,227
Financial liabilities						
Deposits (included interbank and money market item)	632,438	11,513	687	317	133	645,088
Borrowings	10,744	5,857	-	-	-	16,601
Total financial liabilities	643,182	17,370	687	317	133	661,689
On-balance sheet items-net	43,641	60,039	1,593	3,609	2,656	111,538
Off-balance sheet items-contingencies (currency swap contract)	35	(54,836)	(3,576)	(1,698)	(2,108)	(62,183)

Unit : Million Baht

	BANK					
	2005					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	23,524	102	64	26	132	23,848
Securities purchased under resale agreements	100	-	-	-	-	100
Investments in securities-net	100,378	7,992	101	2,341	1,554	112,366
Loans (included interbank and money market item)	598,468	55,243	659	1,586	1,473	657,429
Total financial assets	722,470	63,337	824	3,953	3,159	793,743
Financial liabilities						
Deposits (included interbank and money market item)	637,785	10,907	255	942	188	650,077
Securities sold under repurchase agreements	500	-	-	-	-	500
Borrowings	21,534	6,160	-	-	-	27,694
Total financial liabilities	659,819	17,067	255	942	188	678,271
On-balance sheet items-net	62,651	46,270	569	3,011	2,971	115,472
Off-balance sheet items-contingencies (currency swap contract)	62	(40,402)	(3,314)	(878)	(2,582)	(47,114)

Unit : Million Baht

	BANK					
	2004					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	19,132	64	45	37	49	19,327
Securities purchased under resale agreements	9,000	-	-	-	-	9,000
Investments in securities-net	106,644	18,133	1,183	3,424	1,385	130,769
Loans (included interbank and money market item)	550,552	55,303	1,052	465	1,755	609,127
Total financial assets	685,328	73,500	2,280	3,926	3,189	768,223
Financial liabilities						
Deposits (included interbank and money market item)	630,583	7,974	686	317	126	639,686
Borrowings	10,353	5,857	-	-	-	16,210
Total financial liabilities	640,936	13,831	686	317	126	655,896
On-balance sheet items-net	44,392	59,669	1,594	3,609	3,063	112,327
Off-balance sheet items-contingencies	35	(54,836)	(3,576)	(1,698)	(2,108)	(62,183)

7.7.6 Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. The following are the derivatives used by the Bank:

1. Forward exchange contracts which are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.
2. Currency and interest rate swaps which are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies and may also involve the exchange of related interest payments.
3. Interest rate swaps which are agreements that involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying or notional principal.

The Bank has set up objectives and policies to manage the foreign exchange risk and interest rate risk from the volatility of foreign exchange rates and interest rates by using the derivatives for serving the client's need and the Bank's assets and liability management purpose. These include forward exchange contracts, currency swaps and interest rate swaps. Such derivatives have different levels of exposures. However, the Bank controls the counterparty risks by setting-up the credit limit based on the normal lending procedures and controls the marketing risks by setting-up the credit limit of stoploss, value at risk and basis point value.

The total notional amounts of the derivatives at the period/year end do not represent the incurred risks from derivative transactions. The risks arising from the derivatives will depend on the changes in price of each derivative type.

The notional amount and the fair value of derivatives as at December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK				
	2005				
	Notional amount				Fair Value Assets
	Less than 1 year	Within 1- 5 years	More than 5 years	Total	(Liabilities)
Forward contracts	224,716	949	-	225,665	320
Currency swap contracts	34,497	97,138	130,786	262,421	381
Interest swap contracts	63,387	186,008	27,978	277,373	185

Unit : Million Baht

	CONSOLIDATED AND BANK				
	2004				
	Notional amount				Fair Value Assets
	Less than 1 year	Within 1- 5 years	More than 5 years	Total	(Liabilities)
Forward contracts	190,214	730	-	190,944	1,724
Currency swap contracts	32,415	84,402	28,344	145,161	(129)
Interest swap contracts	19,491	95,752	6,324	121,567	213

7.7.7 Fair Value of Financial Instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments as at December 31, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED			
	2005		2004	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market items	83,029	83,029	77,905	77,905
Securities purchased under resale agreements	100	100	9,000	9,000
Investment in securities	112,366	124,579	126,330	124,579
Loans and accrued interest receivables	558,874	564,962	497,234	504,106
Financial Liabilities				
Deposits and interbank and money market items	652,793	652,366	645,088	645,176
Liabilities payable on demand	2,674	2,674	3,247	3,247
Securities sold under repurchase agreements	500,000	500,000		
Borrowings	27,872	28,336	16,601	17,044
Interest payable on deposits	1,074	1,074	981	981

Unit : Million Baht

	BANK			
	2005		2004	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market items	77,361	77,361	72,927	72,927
Securities purchased under resale agreements	100	100	9,000	9,000
Investment in securities	112,366	124,579	130,769	129,018
Loans and accrued interest receivables	555,806	561,895	495,334	502,206
Financial Liabilities				
Deposits and interbank and money market items	650,076	649,650	639,686	639,784
Liabilities payable on demand	2,664	2,664	3,246	3,246
Securities sold under repurchase agreements	500,000	500,000	-	-
Borrowings	27,694	28,158	16,210	16,603
Interest payable on deposits	1,074	1,074	981	981

The following methods and assumptions are used by the Bank in estimating fair market values of financial instruments as disclosed herein:

Cash	The carrying amounts approximate fair value.
Interbank and money market items - assets:	Fair value calculated based on present value of estimated cash flows, using the current interest rate in the money market.
Securities purchased under resale agreements:	The carrying values of securities purchased under resale agreements approximate fair value.
Investment in securities :	Fair values for securities are based on estimated market prices as described in Note 3.2
Loans receivable and accrued interest receivable :	- For variable-rate loans that are repriced frequently and have no significant change in credit risk, fair values are based on carrying values. - Fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable. - The carrying amount of accrued interest receivable approximates fair value.
Deposit and interbank and money market items - liabilities :	- The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits. - Fair values for fixed deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits. - The carrying amount of interbank and money market items approximates their fair value at the reporting date.
Liabilities payable on demand:	The carrying amount of liabilities payable on demand approximates fair value.
Securities sold under repurchase agreements:	The carrying value of securities sold under repurchase agreements approximates fair value.
Borrowings:	- The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. - Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Interest payable on deposits:	The carrying amounts of interest payable approximate their fair values.
Off-balance-sheet instruments:	Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

7.8 Outstanding Loans, Deposits and Contingencies

Outstanding loans, deposits and contingencies between the Bank and subsidiaries, associated and related companies as at December 31, 2005 and 2004 , are as follows:

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Associated Companies						
Finance & Insurance						
The Siam Industrial Credit PCL and affiliates	115	88	2	74	238	5
Siam Commercial New York Life Insurance PCL	-	111	-	-	52	-
SCB Leasing PCL	40	2	1,035	1,646	17	535
Vina Siam Bank (Vietnam)	-	6	-	-	1	-
Siam Panich Leasing PCL and affiliates	4,710	136	25	2,585	121	30
Service						
Siam Niti Law Office Co., Ltd.	-	6	1	-	8	1
Siam Cosmos Service Co., Ltd. And affiliates	-	-	-	-	24	-
Real Estate						
Christiani & Nielsen (Thai) PCL and affiliates	-	148	909	-	102	1,181
Others						
Saturn Inc. (Cayman Islands) and affiliates	-	26	-	7	2	-
Nobleclear holding (BVI) Ltd. (Germany)	-	6	136	-	-	148
Total associated companies	4,865	529	2,108	4,312	565	1,900
Related companies (10 % to 20 % Ownership)						
Finance & Insurance	-	6	-	-	-	-
Service	-	55	2	-	27	2
Real Estate	516	17	73	-	1	81
Others	106	21	2	404	6	-
Total related companies (10% - 20%)	622	99	77	404	34	83

Unit : Million Baht

	CONSOLIDATED					
	2005			2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Related company (Shareholding through debt restructuring process)						
Sri U Thong Co., Ltd.	226	6	375	118	7	478
Fuel Pipeline Transportation Co., Ltd.	929	13	10	975	10	11
Thai Baroda Industries Co., Ltd.	1,150	9	154	1,159	1	383
BNH Medical Co., Ltd.	-	-	-	315	16	3
Phoenix Land Development Co., Ltd	-	12	32	-	-	-
SG Land Co., Ltd. and affiliate	413	39	10	461	33	4
Mahachai Land Development Co., Ltd.	304	26	43	332	12	43
Sigma Concrete Co., Ltd.	37	2	11	44	-	-
Total related companies (Debt restructuring process)	3,059	107	635	3,404	79	922
Related Company (Shareholding through other companies' debt restructuring process)						
CBNP(Thailand) Co., Ltd.	299	-	-	299	-	-
Siam Media and Communication Co., Ltd. and affiliate	-	-	1	217	-	1
The Dheves Insurance PCL.	-	47	2	-	84	15
Donmuang International Airport Hotel Co., Ltd.	-	140	6	-	27	5
Nava 84 Co., Ltd. and affiliate	-	11	-	-	3	-
Total related companies (Other companies' debt restructuring process)	299	198	9	516	114	21
Major-shareholder (10 %-20 % Ownership)						
The Crown Property Bureau	-	1,412	2	-	933	2
Subsidiaries and associated companies of major-shareholder (which are not included in the above lists)						
Subsidiaries	-	116	-	-	367	-
Associated Companies						
- Siam Sindhorn Co., Ltd.	1,813	82	5	1,813	65	5
- Others	385	125	68	1,539	917	72
Total related companies (Subsidiaries and associated companies of major-shareholder)	2,198	323	73	3,352	1,349	77
Entity in which the directors, mangement or close members of their families have significant influence						
- Netone Network Solution Co.,Ltd.	5	18	27	10	28	8
- Others	-	10	-	-	5	-
Total related companies (Entity in which the directors, mangement or close members of their families)	5	28	27	10	33	8
Officers from departmental managers upward	136	974	-	136	600	-
Total	11,184	3,670	2,931	12,134	3,707	3,013

Unit : Million Baht

	BANK					
	2005			2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries						
Finance & Insurance						
Chatuchak Asset Management Co., Ltd.	-	21	-	-	10	-
The Cambodian Commercial Bank Ltd. (Cambodia)	-	16	-	-	14	-
SCB Securities Co., Ltd.	-	76	-	-	114	4
The Book Club Finance PCL	-	-	-	213	-	-
The Samaggi Insurance PCL and affiliates	-	202	-	-	72	1
SCB Quant Asset Management Co., Ltd.	-	-	-	-	-	-
SCB Asset Management Co., Ltd.	-	29	-	-	11	-
Hunters Asset Management Co., Ltd.	-	-	-	-	13	-
Services						
SCB Business Services Co., Ltd.	-	43	-	-	29	-
SCB Training Centre Co., Ltd.	-	6	-	-	4	-
Siam Pitiwat Co., Ltd.	-	9	-	-	12	-
Sub Sri Thai Warehouse PCL	-	-	-	-	5	1
SCB Capital Service Co., Ltd.	-	129	-	-	41	-
Real Estate						
Mahisorn Co., Ltd.	-	61	18	3,158	34	18
Others						
Astrakhan Investment Ltd. (Hong Kong)	-	440	-	3	120	-
Total subsidiaries	-	1,032	18	3,374	479	24
Associated Companies						
Finance & Insurance						
The Siam Industrial Credit PCL and affiliates	-	88	2	14	238	5
Siam Commercial New York Life Insurance PCL	-	111	-	-	52	-
SCB Leasing PCL	40	2	1,035	1,646	17	535
Vina Siam Bank (Vietnam)	-	6	-	-	1	-
Siam Panich Leasing PCL and affiliates	4,710	136	25	2,410	121	30
Service						
Siam Niti Law Office Co., Ltd.	-	6	1	-	8	1
Siam Cosmos Service Co., Ltd. And affiliates	-	-	-	-	24	-
Real Estate						
Christiani & Nielsen (Thai) PCL and affiliates	-	148	909	-	102	1,181
Others						
Saturn Inc. and affiliates	-	26	-	7	2	-
Nobleclear holding (BVI) Ltd. (Germany)	-	6	136	-	-	148
Total associated companies	4,750	529	2,108	4,077	565	1,900
Related companies (10 % to 20 % Ownership)						
Finance & Insurance	-	6	-	-	-	-
Service	-	55	2	-	27	2
Real Estate	516	17	73	-	1	81
Others	106	21	2	404	6	-
Total related companies (10% - 20%)	622	99	77	404	34	83

Unit : Million Baht

	BANK					
	2005			2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Related company (Shareholding through debt restructuring process)						
Sri U Thong Co., Ltd.	226	6	375	118	7	478
Fuel Pipeline Transportation Co., Ltd.	929	13	10	975	10	11
Thai Baroda Industries Co., Ltd.	1,150	9	154	1,159	1	383
BNH Medical Co., Ltd.	-	-	-	315	16	3
Phoenix Land Development Co., Ltd	-	12	32	-	-	-
SG Land Co., Ltd. and affiliate	413	39	10	461	33	4
Mahachai Land Development Co., Ltd.	304	26	43	332	12	43
Sigma Concrete Co.,Ltd.	37	2	11	44	-	-
Total related companies (Debt restructuring process)	3,059	107	635	3,404	79	922
Related Company (Shareholding through other companies' debt restructuring process)						
CBNP(Thailand) Co., Ltd.	299	-	-	299	-	-
Siam Media and Communication Co., Ltd. and affiliate	-	-	1	-	-	1
The Dheves Insurance PCL.	-	47	2	-	84	15
Donmuang International Airport Hotel Co., Ltd.	-	140	6	-	27	5
Nava 84 Co., Ltd. and affiliate	-	11	-	-	3	-
Total related companies (Other companies' debt restructuring process)	299	198	9	299	114	21
Major-shareholder (10 %-20 % Ownership)						
The Crown Property Bureau	-	1,412	2	-	933	2
Subsidiaries and associated companies of major-shareholder (which are not included in the above lists)						
Subsidiaries	-	116	-	-	367	-
Associated Companies						
- Siam Sindhorn Co., Ltd.	1,813	82	5	1,813	65	5
- Others	385	125	68	1,539	917	72
Total related companies (Subsidiaries and associated companies of major-shareholder)	2,198	323	73	3,352	1,349	77
Entity in which the directors, mangement or close members of their families have significant influence						
- Netone Network Solution Co.,Ltd.	5	18	27	10	28	8
- Others	-	10	-	-	5	-
Total related companies (Entity in which the directors, mangement or close members of their families)	5	28	27	10	33	8
Officers from departmental managers upward	136	974	-	136	600	-
Total	11,069	4,702	2,949	15,056	4,186	3,037

7.9 Events Occurring After the Balance Sheet Date

7.9.1 89,097,606 preferred shares have been converted into 89,097,606 ordinary shares. The Bank registered the conversion of preferred shares with the Ministry of Commerçe on January 10, 2006.

7.9.2 Between January 20, 2006 to February 3, 2006, The Bank issued short term bonds totaling Baht 13,599 million, repayable within 30 days to 180 days.

7.9.3 These financial statements have been approved by the Bank's authorized director on February 23, 2006.

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at December 31, 2005 and 2004, and the related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at December 31, 2005 and 2004, and the results of operations and the cash flows for the years then ended, in conformity with generally accepted accounting principles.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 23, 2006

REPORT OF THE BOARD OF DIRECTORS' RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The Board of Directors is responsible for the Bank's financial statements, the consolidated financial statements of the Bank and its affiliated companies as well as the financial information stated in the Bank's Annual Report. These financial statements were prepared in accordance with generally accepted accounting standards in Thailand which are based on appropriate accounting policies applied and practiced on a regular basis. The financial statements were carefully prepared based on the most accurate and up-to-date information available. All relevant information related to the policies and practices used to prepare these financial statements are sufficiently disclosed in the Notes to the Financial Statements in order to maintain the Bank's high standards of transparency for the benefit of shareholders and investors.

The Board of Directors has initiated the adoption and maintenance of an effective system of risk management and internal control which provides reasonable assurance that the Bank's accounting records are accurate, complete and sufficient to protect the assets of the Bank. This system is also designed to prevent serious misconduct or other irregularities in the operation of the Bank. The Audit Committee was appointed by the Board and comprises Independent Directors to oversee the quality of the Bank's financial reports and internal control procedures. The Audit Committee's view regarding such matters is disclosed in this Annual Report under the Audit Committee's Report.

In the Board of Directors' opinion, the Bank's internal control system is satisfactory and can assure the reliability of both the Bank's financial statements and the consolidated financial statements of the Bank and its affiliated companies as of 31 December 2005.

Dr. Chirayu Isarangkun Na Ayuthaya
Chairman

Supplementary Information



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

MAJOR SHAREHOLDERS As of December 30, 2005

	Shareholders	Number of Ordinary Shares	Number of Preferred Shares	Number of Total Shares	Percentage of Total
1	Bureau of the Crown Property and Group	233,267,435	574,131,823	807,399,258	23.75
2	Vayupak Mutual Fund 1	-	785,798,200	785,798,200	23.12
3	Asia Financial Holdings Pte Ltd	47,900,000	112,500,000	160,400,000	4.72
4	Chase Nominees Limited 42	104,615,400	-	104,615,400	3.08
5	Merrill Lynch International-London	2,872,345	80,519,800	83,392,145	2.45
6	Littedown Nominess Limited	69,411,900	-	69,411,900	2.04
7	Thai NVDR Company Limited	67,895,561	75,333	67,970,894	2.00
8	HSBC (Singapore) Nominees Pte Ltd	62,615,831	10,832	62,626,663	1.84
9	JPMorgan Chase Bank	56,018,000	-	56,018,000	1.65
10	State Street Bank and Trust Company	55,727,442	447,905	56,175,347	1.65
	Others	1,092,348,273	53,036,118	1,145,384,391	33.7
	Total Issued Share Capital	**1,792,672,187**	**1,606,520,011**	**3,399,192,198**	**100.0**
	Thai Shareholders	797,621,903	1,239,630,667	2,037,252,570	59.93
	Foreign Shareholders	995,050,284	366,889,344	1,361,939,628	40.07

Remark:

(1) The book closing is for the purpose of updating the names of shareholders only.

(2) Ministry of Finance holds 15,214,380 ordinary shares and 3,051,786 preferred shares totalling 18,266,166 shares or 0.5% of total share capital.

(3) The figures reported above include 89,097,606 ordinary shares converted from preferred shares on December 30, 2005. The Bank's total issued and paid-up share capital was registered with the Ministry of Commerce on January 10, 2006.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

INVESTMENT

Investment of Siam Commercial Bank PCL. in other companies. As of December 31,2005 the companies that bank invests 10% or more than of their issued shares due to Section 258 of Securities and Exchange Act* are as follows

	COMPANY/ADDRESS	TYPE OF BUSINESS	TYPE OF SHARES	ISSUED AND PAID UP SHARE CAPITAL (BAHT)	PAID-UP SHARES	AMOUNT OF SHARES	PERCENTAGE OF OWNERSHIP*	AMOUNT* (BAHT)
1	**Chatuchak Asset Management Co., Ltd.** SCB Head Office Bldg., 8th Floor, Zone C, 9 Rutchadaphisek Rd., Jatujak Jatujak, BKK.10900 Tel : 0-2544-5904,0-2544-5924,0-2544-5908	Asset Management	Ordinary	1,000,000,000	100,000,000	100,000,000	100.00%	6,000,000,000
2	**The Cambodian Commercial Bank Co., Ltd.** 26 Monivong Road, Sangkat Phsar Tmei 2, Khan Daun Penh, Phnom Penh, Kingdom of Cambodia Tel : 001-855 (23) 426-145, 213-601-2 Telefax : 001-855 (23) 426-116	Banking	Ordinary	US$13,000,000	130,000	130,000	100.00%	634,316,885
3	**SCB Business Service Co., Ltd. (1)** SCB (Chidlom Bldg. 2), 7th-8th Floor, 1060 Petchaburi New Rd., BKK. 10400 Tel : 0-2256-2760 Fax : 0-2250-1115	Services	Ordinary	40,000,000	10,000,000	10,000,000	100.00%	56,488,300
4	**SCB Training Center Co., Ltd.** SCB Head Office Bldg., 9 Rutchadaphisek Rd., Jatujak Jatujak, BKK.10900 Tel : 0-2544-1702,1704,1707 Fax :0-2544-1701	Training Center	Ordinary	549,000,000	5,490,000	5,490,000	100.00%	389,504,400
5	**Mahisorn Co., Ltd.** SCB Park Plaza Bldg., 21th Floor 18-19 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900 Tel : 0-2937-5400 Fax : 0-2937-5438	Property Rental	Ordinary	3,491,430,000	34,914,300	34,914,296	100.00%	2,141,565,000
6	**SCB Securities Co., Ltd.** Sindhorn Bldg., Tower 3, 25th-26th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Tel : 0-2263-3500, 0-2263-3555 Fax : 0-2263-3811	Securities	Ordinary	5,000,000,000	500,000,000	499,999,986	100.00%	5,107,396,270
7	**SCB Asset Management Co., Ltd.** Sindhorn Bldg., Tower 3, 23th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Tel : 0-2263-2800 Fax : 0-2263-4004	Asset Management	Ordinary	100,000,000	20,000,000	19,999,995	100.00%	174,765,327
8	**Siam Pitiwat Co., Ltd.** 569 Ramkumhang 39, Wangthonglang, Bangkapi, BKK. 10310 Tel : 0-2530-7500 Fax : 0-2530-7515-6	Appraisal Services	Ordinary	10,000,000	1,000,000	999,972	100.00%	9,999,720
9	**SCB Capital Service Co., Ltd. (3)** Muangthai-Patra Complex Tower 1 15th,18th, 19th Floor, Ratchadaphisek Rd., Huakhwang, BKK. Tel : 0-2697-3217 Fax : 0-2697-3203	Asset Management	Ordinary	50,000,000	9,999,993	9,999,993	100.00%	49,999,965
10	**Christiani & Nielsen Construction (Thai) Co.,Ltd.(3)** 50/670 Soi Lasal, Sukhumvit 105 Rd., Bang Na, Bang Na, BKK. 10260 Tel : 0-2398-0158	Construction	Ordinary	1,000,000	10,000	9,994	100.00%	1,000,000
11	**CN Advisory Co.,Ltd.(3)** 50/670 Soi Lasal, Sukhumvit 105 Rd., Bang Na, Bang Na, BKK. 10260 Tel : 0-2398-0158	Consultant	Ordinary	1,000,000	10,000	9,993	100.00%	1,000,000
12	**SCB Quant Asset Management Co.,Ltd. (3)** Sindhorn Bldg., Tower 3, 25th-26th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Tel : 0-2263-3500, 0-2263-3555 Fax : 0-2263-3811	Asset Management	Ordinary	25,000,000	5,000,000	4,999,993	100.00%	24,999,965
13	**Siam Commercial Carsa Co.,Ltd.(3)** SCB Park Plaza Bldg.,18th - 19th Floor 18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900	Real Estate	Ordinary	42,500,000	425,000	424,994	100.00%	1
14	***CNT Holdings Limited(3)*** 50/670 Soi Lasal, Sukhumvit 105 Rd., Bang Na, Bang Na, BKK 10260 Tel : 0-2398-0158	*Holding*	*Ordinary*	2,600,000,000	260,000,000	259,999,993	100.00%	2,599,999,930
15	**Astrakhan Investment Ltd. (1)** Suit 1609, Jardine House, 1 Connaught Place, Central Hong Kong Tel (852)2524-4085 Fax(852) 2845-0293	Holding	Ordinary	HKD100,000	100,000	99,990	99.99%	1,542,646
16	**Power Consultant Co.,Ltd.(3)** 388, SP Bldg. , Phahonyothin Rd., Samsen Nai, Phayathai, BKK. 10400 Tel : 0-2273-0032	Sub - contraction for construction building	Ordinary	10,000,000	1,000,000	999,994	99.99%	4,159,970
17	**SG Land Co., Ltd. (2)** M Floor, SG Tower Bldg., Soi Mahatleklaung, Rachdamri Rd., BKK. Tel : 0-2651-8855 Fax : 0-2651-8575	Real Estate	Ordinary	100,450,000	20,090,000	20,045,899	99.78%	88,740,499

	COMPANY/ADDRESS	TYPE OF BUSINESS	TYPE OF SHARES	ISSUED AND PAID UP SHARE CAPITAL (BAHT)	PAID-UP SHARES	AMOUNT OF SHARES	PERCENTAGE OF OWNERSHIP*	AMOUNT* (BAHT)
18	**SICCO SPV1 Co.,Ltd. (3)** Sindhorn Tower2, 5th Floor, 130-132 Wireless Rd., Lumpini, Patumwan, BKK. 10330 Tel : 0-263-2100, 0-2650-9990	SPV set up under securitization Act.	Ordinary	40,000	400	394	98.50%	39,400
19	**Phonix Land Developmnt Co.,Ltd. (2)** SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900	Real Estate	Ordinary	500,000,000	500,000	488,000	97.60%	1
20	***Phoenix Golf and Country Club Pattaya Co.,Ltd. (3)*** SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900 Tel : 0-2937-5400 Fax : 0-2937-5438	Golf Club	Ordinary	119,250,000	23,850	22,078	92.64%	147,665,000
21	**Siam Sat Network Co.,Ltd. (1),(3)** SCB Park Plaza Bldg., Tower 2 west, 21th Floor, 18 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900	Sattellite Service	Ordinary	112,500,000	11,250,000	9,964,012	88.57%	99,640,120
22	**Siam Technology Service Co., Ltd. (1)** SCB Park Plaza Bldg., Tower 1 west, 18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900	Consultant	Ordinary	30,000,000	3,000,000	2,249,993	75.00%	19,500,001
23	**Mahachai Land Development Co., Ltd. (2)** 109 Moo 8 Bangna-Trad Rd., KM 2-5 Bangna BKK. 10260 Tel. 0-2398-0027 Fax : 0-2399-2446	Real Estate	Ordinary	14,531,200	145,312	108,040	74.35%	10,804,000
24	**SICCO Securities PCL. (3)** 1st - 2nd, 6th Floor, Sindhorn Tower2 and 12th Floor, Sindhorn Tower 3 130-132 Wireless Rd., Lumpini, Patumwan, BKK. 10330 Tel : 0-2627-3100 Fax : 0-2263-2043	Securities	Ordinary	637,205,880	637,205,880	451,457,860	70.85%	673,688,304
25	**Zigma Concret & Construction Co., Ltd. (2)** 12th Floor, S.P. Building 388 Phaholyathin Rd., Phayathai BKK. 10400 Tel : 0-2299-3700	Manufacturing and sell ready mixed concrets	Preferred	108,143,880	10,814,388	6,353,802	58.75%	1
26	**Samaggi Insurance PCL.** Samaggi Insurance Bldg., 12th Floor, North Park, 2/4 Viphavadee Rungsit Rd., Donmuang, BKK. 10210 Tel : 0-2955-0100-29 Fax : 0-2955-0150-1	Insurance	Ordinary Warrant	335,719,860 22,633,720	67,143,972 22,633,720	38,306,475 15,165,800	57.06% 67.00%	480,357,709 1
27	**Chesterton Thai Property Consultants Co., LTd. (1),(3)** 161/1 8th Floor, SG Tower, Soi Mahadlek Luang 3, Ratchadamri Rd., Lumpini, Pathumwan, BKK.	Asset Management Consultant	Ordinary	27,000,000	270,000	137,696	51.00%	13,770,000
28	**Siam Niti Law Office Co., Ltd.** SCB Park Plaza Bldg., Tower 1 West, 12th Floor, 18 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900 Tel : 0-2937-5000 Fax : 0-2937-5001	Consultant	Ordinary	16,000,000	160,000	78,394	49.00%	8,088,976
29	**Siam Commercial New York Life Insurance PCL.** SCB (Chidlom Bldg. 1), 4th-10th Floor, 1060 Petchaburi New Rd., BKK. 10400 Tel : 0-2655-3000 Fax : 0-2256-1666	Life Insurance	Ordinary	665,000,000	66,500,000	31,475,016	47.33%	633,188,057
30	**SCB Leasing PCL.** Sindhorn Bldg.Tower 3 27th Floor 130-132 Wireless Rd., Lumpinee, Pathumwan, BKK. 10330 Tel:0-2263-2990 Fax : 0-2263-2991	Leasing, Hire purchase and Factoring	Ordinary	105,769,140	10,579,914	4,845,358	45.82%	45,817,620
31	**Sri U-Thong Co., Ltd. (2)** 388 12th Floor SP Bldg., Paholyothin Rd., Sarmsean, Phayathai, BKK. Tel : 0-2273-0032	Construction	Ordinary	1,072,382,310	107,238,231	45,843,206	42.75%	4,478
32	**Christiani & Nielsen (Thai) PCL. (2)** 451 Sukhumvit Rd., 105 (LaSall), Bangna, BKK. 10260 Tel : 0-2398-0158 Fax : 0-2398-9860	Construction	Ordinary	401,161,682	401,161,682	166,313,259	41.46%	534,323,501
33	**Thai Merchantile Marine Limited (2)** 599/1 Rimtangrotfai-Chongnonsri Rd., Klongtoey, BKK. 10110 Tel : 0-2240-2572 Fax : 0-2249-5656	Transportation	Ordinary	150,291,000	150,291	61,749	41.09%	1
34	**The Siam Industrial Credit PCL.** Sindhorn Bldg., Tower 2, 3-5th Floor, 130-132 Wireless Rd., Lumpini, Patumwan, BKK. 10330 Tel : 0-2263-2100, 0-2650-9990 Fax : 0-2263-2044-6	Finance	Ordinary Warrant	2,987,038,670 48,454,607	597,407,734 48,454,607	230,883,188 23,116,624	38.65% 47.71%	1,249,948,648 1
35	**Saturn Inc.(1)** The Bank of Nova Scotia Building P.O. Box 884 Grand Cayman Cayman Islands BWI.	Holding	Ordinary	US$400,378	40,037,800	15,250,000	38.09%	5,314,998

	COMPANY/ADDRESS	TYPE OF BUSINESS	TYPE OF SHARES	ISSUED AND PAID UP SHARE CAPITAL (BAHT)	PAID-UP SHARES	AMOUNT OF SHARES	PERCENTAGE OF OWNERSHIP*	AMOUNT* (BAHT)
36	**Siam Panich Leasing PCL.** 32/24-26, 53 Soi Sukhumvit 21 (Asoke), Sukhumvit Rd., BKK. 10110 Tel : 0-2260-1200, 0-2661-7020 Fax : 0-2260-1209	Hire Purchase	Ordinary	2,149,821,720	214,982,172	79,778,011	37.11%	2,295,404,331
37	**Siam Media and Communication Co., Ltd. (1)** SCB Park Plaza Bldg., Tower 2 West, 17-22th Floor, 18 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900	Holding	Ordinary	700,000,000	7,000,000	2,333,800	33.34%	1
38	**Vina Siam Bank** 2 Pho Duc Chinh Street, District 1, Ho Chi Minh City, The Socialist Republic of Vietnam Tel : 001-84 (8) 821-0557, 821-0630, 821-5353, 821-5355 Fax : 001-84 (8) 821-0585	Banking	Ordinary	US$20,000,000	200,000	66,000	33.00%	226,687,476
39	**Thai Baroda Industries Co., Ltd. (2)** 3 Map Ta Phut Industrial Estate, I-1 Rd., Rayong 21150 (P.O. BOX 61) Tel : 0-38 68-3102-3, 0-3868-3600-6 Fax : 0-3863-8101	Vehicles & Parts	Ordinary	905,000,000	9,050,000	2,831,140	31.28%	266,898,261
40	**Siam Children Care Co., Ltd. (1),(3)** (Being in process of dissolution, no address)	Nursery	Ordinary	5,000,000	500,000	150,000	30.00%	1
41	**Cargrill Siam Limited.** Sindhorn Bldg., Tower 2, 18th Floor 130-132 Wireless Rd., Lumpini, Patumwan, BKK. 10330 Tel : 0-2263-2929 Fax : 0-2263-2940	Agribusiness	Preferred	48,003,000	480,030	128,000	26.67%	12,800,000
42	**NWR, ITD, CNT & AS Joint Venture (3)** 2/3 Moo14 Bang Na -Trat Rd., Bang Kaeo, Bang Phli, Samutprakan 10540 Tel: 0-2691-9135	Construction	Ordinary	8,000,000	4	1	25.00%	2,000,000
43	**WTA (Thailand) Co.,Ltd.** 313 C.P. Tower Silom Rd., Bangrak, BKK. 10500 . Tel : 0-2699-1609 Fax : 0-2643-1881	Holding	Ordinary	25,000	1,000	250	25.00%	1
44	**Nava 84 Co.,Ltd.** 313 C.P. Tower Silom Rd., Bangrak, BKK. 10500 . Tel : 0-2625-7966-70 Fax : 0-2631-0969	Holding	Ordinary	1,203,000,000	150,000,000	37,499,998	25.00%	137,442,741
45	**Kinsun (Thailand) Co., Ltd. (3)** 587 Viriyathaworn, Sutthisanwinitchai Rd., Dindaeng, BKK. 10320	Construction	Ordinary	30,000,000	30,000	7,500	25.00%	136,380,000
46	**The Siam Administrative Management Co.,Ltd.** 313, Ramkhamhaeng 21, Wangthonglang, BKK. 10310 Tel : 0-2791-3000	Services	Ordinary	30,000,000	3,000,000	665,000	22.17%	10,357,405
47	**CBNP (Thailand) Co., Ltd.(2)** 719 KPN Tower Bldg., RAMA 9 Rd., Bangkapi, Huaikhwang, BKK. 10310 Tel : 0-2717-0112-3 Fax : 0-2717-0112	Rental Business	Ordinary	100,000	1,000	208	20.80%	20,800
48	**Nippon Koa Insurance Service (Thailand) Co.,Ltd.(3)** Samaggi Insurance Bldg., 15th Floor, North Park, 2/4 Viphavadee Rungsit Rd., Donmuang BKK. 10210 Tel : 0-2955-0137	Insurance Broker	Ordinary	4,000,000	40,000	7,999	20.00%	799,900
49	**Siam Cosmos Service Co., Ltd. (3)** Maneeya Center Bldg., 14th Floor, 518/5 Ploenchit Rd., BKK. 10330 Tel : 0-2257-4100 Fax : 0-2257-4155	Insurance Broker	Ordinary	6,000,000	60,000	11,500	19.17%	2,776,210
50	**SG Star Properties Limited** 2, Premier 2, Srinakarintara Rd., Nongbon, Prawet, BKK. 10250	Real Estste	Ordinary	598,911,180	59,891,118	12,389,213	20.69%	4,838,385
51	**The Dheves Insurance PCL.** 99 Dheves Bldg., Ratchadamnernklang Rd., BKK. 10200 Tel : 0-2280-0985-96 Fax : 0-2280-0399	Insurance	Ordinary	120,000,000	12,000,000	2,095,680	17.47%	148,399,265
52	**Donmuang International Airport Hotel Co., Ltd.** Amari Airport Hotel 333 Cherd Wudthakas Rd., Don Muang, BKK. 10210 Tel : 0-2566-1020 Fax : 0-2566-1941	Hotel	Ordinary	120,000,000	1,200,000	204,000	17.00%	85,723,320
53	**Fuel Pipeline Transportion Co., Ltd .(2)** 424 Moo 8, Viphavadee Rungsit Rd., Donmuang, BKK. 10210 Tel : 0-2574-6180-3 Fax : 0-2929-5735	Transportation	Preferred	1,592,000,000	15,920,000	2,666,176	16.75%	266,617,600
54	**Premier Products Co.,Ltd.(2)** 38 Moo 6, Soi Premier 2, Srinakarintara Rd., Nong Bon, Prawet, BKK. 10250 Tel. 0-2301-2100	Manafacturer - Waste water treatment	Ordinary	167,500,000	167,500,000	18,029,865	10.76%	13,363,960

	COMPANY/ADDRESS	TYPE OF BUSINESS	TYPE OF SHARES	ISSUED AND PAID UP SHARE CAPITAL (BAHT)	PAID-UP SHARES	AMOUNT OF SHARES	PERCENTAGE OF OWNERSHIP*	AMOUNT* (BAHT)
55	**Dhanavat Insurance Co.,Ltd. (3)** 959 Charoenkrung Rd., Talatnoi, Samphanthawong, BKK. 10110	Insurance	Ordinary	300,000,000	30,000,000	3,000,000	10.00%	30,000,000
56	**Siam Bansu Leasing (2002) Co.,Ltd. (3)** 371 Samchai Rd., Hatyai, Songkhla 90110	Hire Purchase (Motercycle)	Ordinary	300,000,000	30,000	3,000	10.00%	30,000,000
57	**Thai Obayasi Corporation Co., Ltd.** Nantawan Bldg., 16th Floor, 161 Rajdamri Rd., BKK.10330 Tel : 0-2252-5200	Construction	Ordinary	10,000,000	20,000	2,000	10.00%	61,753,160
58	**Thai U.S. Leather Co., Ltd. (1)** 39/98 Moo 2, Bangkrajao, Muang Samuthsakhon, Samuthsakhon 74000 Tel : 0-3449-0082	Industry	Ordinary	193,750,000	25,000,000	2,500,000	10.00%	19,375,000
59	**Narathiwat Thani Co., Ltd. (1)** 946 Rama IV Rd., Silom BKK. 10500 Tel : 0-2636-3600 Fax : 0-2636-3545	Hotel	Ordinary	180,000,000	18,000,000	1,800,000	10.00%	17,889,480
60	**Navuti Co., Ltd.** 920/4 Moo7, Maefaluang, Chiangrai, 57240 Tel : (053) 767-015 Fax (053) 767-077	Agribusiness	Ordinary	60,000,000	600,000	60,000	10.00%	6,000,000
61	**Fortis Co., Ltd.** Nation Tower 21th floor, 46/95-96, Moo 10, Bangna-trad Rd., BKK. 10260 Tel : 0-2312-0341-2 Fax : 0-2312-0336	Commercial	Ordinary	40,000,000	400,000	40,000	10.00%	4,000,000
62	**Siam Commercial Development Co., Ltd. (1)** SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900	Holding	Ordinary	15,000,000	250,000	25,000	10.00%	1,500,000
63	**Siam Cement Myanmar Trading Ltd.** 291 (B) Shwedagon Pagoda Rd., Dagon Township, Yangon, Myanmar Tel : 95-1-246-134 Fax : 95-1-252-190	Commercial	Ordinary	KYAT1,320,000	220	22	10.00%	559,281
64	**Premas(Thailand) Co.,Ltd.** SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Jatujak, Jatujak, BKK. 10900 Tel : 0-2937-5400-19 Fax : 0-2937-9274	Property Management	Ordinary	12,500,000	250,000	25,000	10.00%	1,250,000
65	**Nanachart Traders Consolidation Limited(3)** 34/3 Lang Suan, Phloenchit Rd., Lumpini, Pathumwan, BKK. 10330 Tel : 0-2652-2020	Agribusiness	Ordinary	20,000,000	20,000	2,000	10.00%	2,000,000
66	**Siam Sindhorn Property Co.,Ltd.(3)** Sindhorn Bldg., Tower 1, 7th Floor, 130-132 Wireless Rd., Lumpini, Patumwan, BKK. 10330 Tel : 0-2263-2500	Property Rental	Ordinary	600,000,000	6,000,000	600,000	10.00%	60,000,000

Remarks

* In case of indirect investment by bank's affiliates, in which the bank hold more than 30% of theirs shares, the figures will depict the total percentage of shareholding and investment value of the bank and its affiliates.
(1) Discontinued operations ,being in process of dissolution or in process of liquidation
(2) Invested from Debt Restructuring
(3) The company which the bank's affiliates, in which the bank hold more than 30% of theirs shares, invest without any direct investment from bank

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
LIST OF EXECUTIVES (SENIOR VICE PRESIDENT UP)

As of January 31, 2006

President and Chief Executive Officer
Khunying Jada Wattanasiritham

Corporate Banking Group
Group Head, Corporate Banking Group
Mr. Sirichai Sombutsiri, SEVP

Corporate Division 1
Division Head, Corporate Division 1
Mr. Sarunthorn Chutima, EVP

Mr. Seksom Intralawan, SVP
Mr. Thongchai Na Nakorn, SVP
Miss Kluaymai Devahastin, SVP

Corporate Division 2
Division Head, Corporate Division 2
Mr. Grish Attagrish, EVP

Mr. Sommai Ungsrithong, SVP
Mr. Tada Potiwihok, SVP
Mr. Satit Phoojaruen-Chanachai, SVP

Japanese Division
Division Head, Japanese Division
Mr. Charlie Wannawasu, EVP

Mr. Kheeseng Anansiriprapha, SVP
Mr. Nattapong Samit-Ampaipisarn, SVP

Business Banking Division
Division Head, Business Banking Division
Mrs. Paspun Suwanchinda, EVP

Mr. Thanya Pacharakeratikul, SVP
Mr. Nibondh Namdhavaj, SVP
Mrs. Somana Siksamat, SVP
Mr. Chalao Wattanapong, SVP
Mr. Yingsak Tantinuchawong, SVP
Mr. Pongsakorn Charasvarapan, SVP
Mr. Suwit Tansayanond, SVP
Mr. Watana Sangvongmai, SVP
Mr. Bancha Chaiprasop, SVP
Mr. Nimit Savetkairop, SVP
Mr. Tawatchai Ongrosanakul, SVP
Mr. Meechai Angsurat, SVP
Mr. Wanchai Bubpachart, SVP

Business Products Division
Division Head, Business Products Division
Mr. Somchai Sanyalaksiri, EVP

Mr. Ekasit Chunlakittiphan, SVP
Mr. Sombat Buranakitsin, SVP
Miss Jinda Chobpattana, SVP

Division Head, Corporate Bank-Strategic Planning Division
Mr. Veerathai Santiprabhob, EVP

Mr. Kraisee Patrawart, SVP

Business Cash Management Group
Group Head, Business Cash Management Group
Mr. Charamporn Jotikasthira, EVP

Mr. Voravit Apisitipich, SVP
Miss Bussakorn Pao-In, SVP
Mrs. Namthip Potisat, SVP
Miss Napawan Prapapunsiri, SVP

Retail Banking Group
Group Head, Retail Banking Group
Mrs. Kannikar Chalitaporn, SEVP

Division Head, Products and Marketing Division
Mr. Pradeep Roy, EVP

Mrs. Prassanee Ouiyamapun, SVP
Mrs. Suphatra Chiarawatchai, SVP
Mr. Kelvin Foo Yoong Tao, SVP
Mr. Athichart Mukdaprakorn, SVP
Mr. Amorn Suvachittanont, SVP
Mr. Sompong Hongharnnarong, SVP
Miss Saowaros Siriwan, SVP

Sales & Service Division
Division Head, Sales and Service Division
Mr. Na Bhengbhasang Krishnamra, EVP

Mr. Praves Suttirat, EVP
Mr. Kosint Thitapas, SVP
Mr. Somkiat Kuvichitsuwan, SVP
Miss Duangkamon Chaiyaphuntu, SVP
Mr. Charoon Khaimuk, SVP
Mrs. Saitantip Sadubbundit, SVP
Mr. Chainarong Sombatsiri, SVP
Mr. Preecha Limprayoonyong, SVP
Mr. Vanit Thongcheunchitt, SVP
Mr. Kampol Pentananant, SVP
Mr. Pisanu Liddelow, SVP
Mr. Kritsada Chatchavalchotikul, SVP

Retail Credit and Business Support Division
Division Head, Retail Credit and Business Support Division
Mr. Permpoon Krairiksh, EVP
Mr. Somphob Chaiprapar, SVP
Mr. Ar-Kom Sироratanarungsi, SVP
Mrs. Namtip Gajanandana, SVP
Mr. Kaitchai Pullsuppasit, SVP

Treasury Group

Division Head, Treasury Division
Mr. Pakorn Peetathawatchai, EVP

Mr. Aphisak Kiewkarnkha, SVP
Mr. Pracha Brahmavira, SVP

Private Banking Group
Group Head, Private Banking Group
Mrs. Arunrat Bovornvirakit, SVP

Special Assets Group
Group Head, Special Assets Group
Mrs. Chantima Chaturaphat

Mr. Thanawat Natipodhi, SVP
Mr. Sakesom Srirungruangdeja, SVP
Mr. Chalit Satidthong, SVP
Mr. Preecha Loaraksa, SVP

Human Resources Group
Chief HR Officer
Mr. Wuchien Michael Than, SEVP

HR Administration Division
Division Head, HR Administration Division
Miss Cherdsiri Sukserm, SVP

HR Client Services Division
Division Head, HR Client Services Division
Mr. Kongpob Watanasin, SVP

Training Division
Division Head, Training Division
Mrs. Arunee Jittanon, SVP

Risk Management Group
Chief Risk Officer
Mr. Yokporn Tantisawetrat, EVP

Credit Risk Division
Chief Credit Officer
Mrs. Sutharntip Phisitbuntoon, EVP

Mr. Kiradit Arromdee, SVP
Mr. Amorn Vacharakorn, SVP
Mrs. Sutida Wongthaweepipat, SVP
Mrs. Duangmarn Chuchinda, SVP

Market Risk Management
Division Head, Market Risk Management
Mr. Poonpat Sripleng, SVP

Fraud Management Division
Division Head, Fraud Management Division
Mr. Pongsit Chaichutpornsuk, SVP

Information Technology Group
Group Head, Information Technology Group
Mr. Deepak Sarup, SEVP (Acting)

IT Solution Delivery Division
Division Head, IT Solution Delivery Division
Mr. Amarit Laorakpong, EVP

IT Solutions Development 1 Division
Division Head, IT Solutions Development 1 Division
Miss Siripen Olankijcharoen, SVP

IT Solutions Development 2 Division
Division Head, IT Solutions Development 2 Division
Mr. Samphan Tirawat, SVP

IT Solution Design Division
Division Head, IT Solution Design Division
Mr. Woraphon Watunyuta, SVP

IT Solution Quality Division
Division Head, IT Solution Quality Division
Mr. Pratuck Wongsinkongman, SVP

IT Security Division
Division Head, IT Security Division
Mr. Thongchai Pingkarawat, SVP

IT Resources Management Division
Division Head, IT Resources Management Division
Mr. Sawat Suphamajsirikul, SVP

IT Resources Management Division
Division Head, IT Resources Management Division
Miss Pavadee Phongpanangam, SVP

Finance Group
Chief Financial Officer
Mrs. Kannika Ngamsopee, EVP

Financial Reporting & Controls Division
Division Head, Financial Reporting & Controls Division
Mr. Krieng Wongnongtaey, SVP

Balance Sheet Monitoring Division
Division Head, Balance Sheet Monitoring Division
Mr. Tanakom Buspavanich, SVP

Financial Management Systems Division
Division Head, Financial Management Systems Division
Mr. Somphop Amonrattanasak, SVP

MIS & Financial Planning Division
Division Head, MIS & Financial Planning Division
Mr. Narongchai Wongthanavimok, SVP

Investor Relations Division
Mrs. Siribunchong Uthayophas, SVP (Acting)

Audit Group
Group Head, Audit Group
Mr. Yothin Pibulkasetkij, SVP (Acting)

Mr. Senee Vacharasiritham, SVP

Compliance and Operational Control Group
Group Head, Compliance and Operational Control Group
Mr. Varoon Kanjanapoo, SVP

Operations Group
Group Head, Operations Group
Mr. Adrian Seow Chin Hwee, EVP

Payments and Settlements Division
Division Head, Payments and Settlements Division
Mr. Mana Varapukde, SVP

Collections Division
Division Head, Collections Division
Mr. Chanon Kongmeesuk, SVP

Treasury & Funds Management Operations Division
Division Head, Treasury & Funds Management Operations Division
Miss Siriporn Chuencharoenwong, SVP

Miss Ariya Nilprasit, SVP

Credit Operations Division
Division Head, Credit Operations Division
Mr. Sinchai Chaisiripoomkere, SVP

Mr. Kovit Paopuka, SVP

Card Operations Division
Division Head, Card Operations Division
Mrs. Jitpinun Shanapongprasert, SVP

International Trade Operations Division
Division Head, International Trade Operations Division
Miss Jittima Pongpojkasem, SVP

Planning and Control Division
Division Head, Planning and Control Division
Miss Pimjai Tongmee, SVP

Change Program Project
SEVP, Change Program
Mr. Deepak Sarup, SEVP

Mrs. Chayathip Chuvanichanon, SVP
Mrs. Saisri Potiwihok, SVP

Equity Investment Division
Mr. Veerathai Santiprabhob, EVP (Acting)

Board Secretariat and shareholder services Office
Mrs. Siribunchong Uthayophas, SVP

Corporate communications Office
Mr. Darmp Sukontasap, SVP

Change Program Management Office
Mrs. Ongorn Abhakorn Na Ayudhya, SVP

Central Administration Division
Division Head, Central Administration Division
Mr. Phansak Khaoprasert, SVP

SCB 100 Years Project
Mr. Saroch Indragajita, SVP

The Bank's executives assigned to perform managerial duties at affiliated companies
Mr. Chiravuthi Bunyasiri, EVP
Mr. Karoon Lao-Haratanun, SVP

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
BANKING NETWORK

Area Office			**6**	**Offices**
Branch, all nationwide			**692**	**Branches**
Bangkok and vicinity	307	Branches		
Upcountry	385	Branches		
Overseas Branch			**3**	**Branches**
Business Relationship Center			**41**	**Centers**
Special Assets Center			**36**	**Centers**
International Trade Service Center			**38**	**Centers**
Foreign Exchange Center			**107**	**Centers**
Bangkok	39	Centers		
Tourist spot, Upcountry	68	Centers		
ATM			**2,803**	**Machines**

AREA OFFICES

			TELEPHONE	FAX
Chidlom	Ratchatawee,	Bangkok	0-2256-1226-32	0-2256-2748
Wisut Kasat	Phra Nakhon,	Bangkok	0-2629-0631-5	0-2629-0630
Pracha Chun	Bang Su,	Bangkok	0-2913-6034-7	0-2913-6159
Ram-Inthra	Bangkhen,	Bangkok	0-2943-5070-2	0-2943-6509
Thepha Rak	Muang,	Samut Prakan	0-2754-9946-7	0-2754-9855
Thanon Ratchadapisek (Thaphra)	Thon Buri,	Bangkok	0-2477-1784	0-2477-1351
Sanam Bin Nam	Muang,	Nonthaburi	0-2952-4174-7	0-2952-4178
Tha Phae	Muang,	Chiang Mai	0-5381-8485	0-5381-8487
Nakhon Sawan	Muang,	Nakhon Sawan	0-5622-9730	0-5622-1558
Kaeng Khoi	Kaeng Khoi,	Saraburi	0-3624-4056	0-3624-4493
Thanon Pho Si	Muang,	Udon Thani	0-4222-3959	0-4222-3780
Thanon Mittraphap	Muang,	Nakhon Ratchasima	0-4425-5335	0-4425-1529
Chom Thian	Bang Lamung,	Chon Buri	0-3823-2571-2	0-3823-1559
Phra Prathon	Muang,	Nakhon Pathom	0-3421-2336	0-3425-1084
Thanon Talat Mai	Muang,	Surat Thani	0-7728-1961	0-7728-1965
Thanon Rat Yindi	Hat Yai,	Songkhla	0-7434-2496-7	0-7434-2498

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
NATIONWIDE BRANCHES

Branch Name	Telephone	Fax
BANGKOK		
Asok	0-2661-6310-20	0-2259-7167
Bang Bon	0-2898-0415-9	0-2416-7968
Bang Bua	0-2561-4146-7	0-2561-4148
Bang Chak	0-2332-9701-5	0-2332-9706
Bang Kapi (Sukhumwit 45)	0-2258-0560-2	0-2259-2597
Bang Khae	0-2454-2836-7	0-2413-3944
Bang Khen	0-2513-0259	0-2513-0258
Bang Khlo	0-2291-1109-10	0-2292-1217
Bang Kho Laem	0-2289-1992-3	0-2291-3490
Bang Khun Non Sub	0-2433-5760	0-2433-5760
Bang Krabu	0-2669-4830-3	0-2669-4898
Bang Lampu	0-2281-7616-9	0-2281-9552
Bang Mot	0-2415-3724-5	0-2415-1616
Bang Na	0-2398-8054-5	0-2399-4609
Bang Pho	0-2585-7334-5	0-2912-7095
Bang Plat	0-2433-0223-6	0-2435-0361
Bang Rak	0-2233-2089	0-2233-2102
Banthat Thong	0-2216-1257	0-2216-6639
Big C Bang Na-Trad Km 3	0-2744-0154-65	0-2744-3495
Big C Huamark Sub	0-2718-5796-7	0-2718-5792
Big C Rajadamri Sub	0-2250-4733-36	0-2250-4737
Big C Saphan Khwai	0-2616-7083-6	0-2616-7062
Bo Bae Sub	0-2282-8256	0-2282-7816
Bon Marche' Market Sub	0-2591-2127	0-2591-2136
Central Lad Prao Sub	0-2541-1237-8	0-2512-4664
Central Latphrao 2 Sub	0-2513-6374	0-2513-7450
Central Phraram 2 Sub	0-2872-4030-3	0-2872-4034
Central Phraram 3 Sub	0-2673-5760-2	0-2673-5763
Central Pinklao Sub	0-2433-2589-90	0-2433-2834
Central World Tower Sub	0-2264-5072-3	0-2264-5074
Century The Movie Plaza Sub	0-2248-1526-7	0-2248-1528
Chaeng Watthana Soi 13	0-2573-8422-3	0-2574-1542
Chaloem Nakhon	0-2222-5683-5	0-2225-8546
Charansanitwong Soi 13 Sub	0-2410-2772	0-2410-2866
Charansanitwong Soi 48 Sub	0-2883-0401-3	0-2883-0404
Charoen Krung Soi 107 Sub	0-2688-5371-2	0-2688-5376
Charoen Krung Soi 72 Sub	0-2688-1255-59	0-2688-1260
Charoen Nakhon	0-2437-0025-7	0-2438-0564
Chidlom	0-2256-1120	0-2255-1609
Chitralada Palace Sub	0-2281-3489	0-2281-7081
City Complex Pratunam Sub	0-2253-7673-4	0-2253-7675
City Resort Sukhumwit 39 Sub	0-2261-4835-6	0-2261-4837
Dao Kanong	0-2877-8362-6	0-2877-8367
Dhurakijpundit University Sub	0-2591-5291	0-2591-2737
Ekkamai	0-2392-3613-5	0-2391-4244
Future Park Bangkae Sub	0-2804-7581-5	0-2804-7586
Hua Chiew General Hospital (Yossr) Sub	0-2223-7252-3	0-2223-7254
Hua Mak	0-2377-4115-7	0-2377-4031
Hua Met	0-2222-1118-9	0-2224-4641
Hualumphong Railways Station Sub	0-2219-1965-6	0-2219-1967
Imperial World Ladprao Sub	0-2538-7651	0-2538-7622
It Square (Laksi) Sub	0-2576-0540-1	0-2576-0542
Kasetsart University Sub	0-2561-3495-6	0-2561-3497
Kheharomklao Sub	0-2557-1132-3	0-2557-1134
Khlong Tan	0-2717-2650-7	0-2319-7190
Khubon Sub	0-2510-5274	0-2510-5297
King Mongkut's Institute Sub	0-2737-4945	0-2326-4384
Klong Chan Sub	0-2377-1396-7	0-2377-1395
Lad Prao Soi 10	0-2511-4136	0-2512-3093
Lad Prao Soi 111	0-2734-3424-9	0-2378-2230
Lad Prao Soi 59	0-2933-1560-71	0-2512-3075
Ladkrabang	0-2738-0091	0-2738-0534
Ladkrabang Industrail Estate Sub	0-2326-1163-5	0-2326-1166
Lak Si	0-2521-4652-3	0-2521-4008
Lat Ya	0-2437-7784-6	0-2439-1047
Lumphini	0-2251-1575	0-2254-5854
Maboonkrong Sub	0-2611-4844	0-2611-4866
Min Buri	0-2918-9100-1	0-2918-5406
Minburi Market Sub	0-2517-1957	0-2517-1972
Muban Nakkrila Lrmthong (Krungthep Kritha) Sub	0-2368-3026	0-2368-3009
Nana Square Sub	0-2655-7132-3	0-2655-7134
On Nuch	0-2742-2130-3	0-2742-2138
Pahon Yothin	0-2271-0371-4	0-2271-0375
Pahonyothin Soi 52 Sub	0-2972-1146-49	0-2972-1150
Phet Kasam Soi 69 Sub	0-2421-4150	0-2421-4130
Phet Kasem Soi 114	0-2810-7054-62	0-2810-7063
Phet Kasem Soi 18 Sub	0-2457-9591-3	0-2457-4367
Phetchakasem Soi 29	0-2457-9281-7	0-2458-0413
Phlapphla Chai	0-2225-8319	0-2225-8318
Phloenchit	0-2255-6805-8	0-2255-6809

Branch Name	Telephone	Fax
Phra Barom Maha Ratchawang Sub	0-2225-4464	0-2225-9709
Phra Ram 9	0-2247-9460-5	0-2246-8500
Phra Ram Iv	0-2712-3005-12	0-2381-4034
Phra Ram Iv (Sirinrat Building)	0-2367-5229-36	0-2367-5010
Pin Klao	0-2884-5844-8	0-2434-5426
Ploenchit Center Sub	0-2251-5854-5	0-2251-5856
Pracha Chun	0-2586-8825-7	0-2585-0202
Pracha Niwet 1	0-2588-2629	0-2591-3630
Q-house Lumphini Building Sub	0-2343-8780-1	0-2343-8782
Rajabhat Suan Sunundha University Sub	0-2244-8072-3	0-2244-8095
Rajavithi Hospital	0-2644-7377	0-2246-3865
Ramathibodi	0-2354-7221-4	0-2354-7220
Ram-Inthra Km.10	0-2918-0838-9	0-2918-0845
Ram-Inthra Km.4.5	0-2519-4840-2	0-2519-4844
Ramkamhaeng 24 (Assumtion) Sub	0-2300-6511-2	0-2300-6513
Ramkhamhaeng 2 Sub	0-2728-4455	0-2720-9531
Ratchadamnoen Klang	0-2281-5905-6	0-2282-0642
Ratchawat	0-2243-6846-52	0-2243-6855
Ratchawong	0-2223-8055	0-2226-1109
Ratchayothin	0-2544-1000	
Sam Sen Sub	0-2241-0584	0-2241-4139
Samyaek Faichai	0-2418-3656-8	0-2418-2586
Sapha Kachat Thai	0-2254-1555-7	0-2252-7236
Saphan Luang	0-2233-7366-7	0-2235-8156
Saphan Mai Don Muang	0-2551-0556-9	0-2551-0560
Sathupradit	0-2294-0326-7	0-2294-9775
Seacon Square 2 Sub	0-2721-8872-3	0-2721-8937
Seri Center Sub	0-2746-0407-8	0-2746-0401
Si Ayutthaya Building Sub	0-2247-9541-2	0-2247-9543
Si Kug Sao Ching Cha Sub	0-2622-2235-8	0-2622-2238
Siam Square	0-2251-4820-2	0-2254-1671
Siamparagon Sub	0-2610-9344-5	0-2610-9346
Silom	0-2235-6314-9	0-2235-6313
Siriraj	0-2419-8353-4	0-2418-2587
Siyeksiwara	0-2935-6140-5	0-2935-6146
Soi Arisamphan	0-2271-4997-8	0-2618-5249
Soi Chai Yot	0-2651-2030-3	0-2254-0658
Soi Chok Chai 4	0-2530-4350-1	0-2530-4305
Soi Lasal Sub	0-2399-5561-2	0-2399-5563
Soi Mahadthai Sub	0-2538-4026	0-2538-4558
Soi Muban Sena Niwet Sub	0-2570-1351	0-2570-1665
Soi Muban Setthakit Sub	0-2444-3096-8	0-2444-3100
Soi Pracha Songkho 30 Sub	0-2692-5116-9	0-2692-5120
Soi Ramkhamhaeng 24 Sub	0-2319-6012-4	0-2319-6789
Soi Saint Louis 3 Sub	0-2213-2411-2	0-2213-2315
Soi Thonglo	0-2391-7337-8	0-2391-1496
Sriworachak Building Sub	0-2221-2975-6	0-2221-2973
Suan-luam Night Bazaar Sub	0-2250-0900-1	0-2250-0904
Suanphlu Corner Building Sub	0-2286-3120	0-2286-2093
Sukhumwit Soi 101/1 Sub	0-2747-7768-9	0-2747-7764
Sukhumwit Soi 103 (Wat Taklum) Sub	0-2747-3207-9	0-2747-3206
Sukhumwit Soi 3/1 Sub	0-2254-1578-9	0-2253-4159
Sukhumwit Soi 71	0-2392-9114-5	0-2392-9408
Sukhumwit Subway Station Sub	0-2624-3625-6	0-2624-3627
Surawong	0-2233-7115-9	0-2236-7590
Surawong 2	0-2237-9135-9	0-2236-1269
Surawong 3 Sub	0-2234-5046-7	0-2234-5048
Sutthisan	0-2277-1674-5	0-2277-4669
Talat Noi	0-2235-0848-9	0-2235-7020
Talat Phlu	0-2472-1760-5	0-2465-7992
Talatyingcharoen Sub	0-2552-8224-5	0-2552-8236
Taopun	0-2911-5860-6	0-2911-5869
Tesco Lotus Bangkae Sub	0-2455-6623-4	0-2455-7382
Tesco Lotus Bangkapi Sub	0-2378-1760	0-2378-1655
Tesco Lotus Bangpakok Sub	0-2428-9246-7	0-2428-9255
Tesco Lotus Charan Sanitwong Sub	0-2424-2085-6	0-2424-2985
Tesco Lotus Latphrao Sub	0-2513-6551	0-2513-6803
Tesco Lotus Pata Pinklao Sub	0-2433-5617	0-2433-5622
Tesco Lotus Phraram 1 Sub	0-2214-1427-8	0-2214-1429
Tesco Lotus Phraram 2 Sub	0-2415-8610	0-2415-8639
Tesco Lotus Phraram 3 Sub	0-2284-3092	0-2284-3084
Tha Phrachan Sub	0-2226-3594	0-2222-1062
Thaniya Building (Silom) Sub	0-2235-7814-5	0-2235-7816
Thanon Chan	0-2211-1433-4	0-2211-9966
Thanon Cheam Samphan (Mahanakhon) Sub	0-2548-2955-6	0-2548-2957
Thanon Cherd Wutthakat (Don Muang)	0-2565-2046-52	0-2565-2053
Thanon Dindaeng Sub	0-2640-5583-6	0-2640-5587
Thanon Ekkachai	0-2895-2171-2	0-2895-2500
Thanon Issaraphap Sub	0-2472-7676-9	0-2472-7681
Thanon Kanchana Phisek (Bang Waek)	0-2885-8531-9	0-2885-8530
Thanon Karnchana Pisek (Jet Wongwaen Bangkae 2) Sub	0-2448-3672	0-2448-3683

Branch Name	Telephone	Fax
Thanon Latkrabang Sub	0-2329-1707-8	0-2329-1709
Thanon Nawamin	0-2519-4906-10	0-2948-4010
Thanon Nuanchan	0-2944-4833-9	0-2944-4840
Thanon Phat Thanakan	0-2722-3025-6	0-2722-3029
Thanon Phetchaburi	0-2215-7302-5	0-2215-2455
Thanon Phetchaburi Tat Mai	0-2319-7211-4	0-2319-7189
Thanon Phetchaburi Tatmai (Thanapoom Tower) Sub	0-2255-7673-4	0-2255-7675
Thanon Phra Ram 2 (Km 7)	0-2416-1213-8	0-2416-1217
Thanon Phracha U-Thit	0-2870-9060-2	0-2870-9066
Thanon Pracharat Sai 1 (Bang Po) Sub	0-2912-8002-4	0-2912-8006
Thanon Ram-Inthra (Fashion Island) Sub	0-2947-5117-8	0-2947-5119
Thanon Ramkhamhaeng (Sammakorn)	0-2729-4605-8	0-2729-4818
Thanon Ramkhamhang	0-2717-2526-30	0-2318-5089
Thanon Ratchadaphisek	0-2247-9466-7	0-2247-5334
Thanon Ratchadaphisek 2	0-2692-5200	0-2274-0761
Thanon Ratchadapisek (Thaphra)	0-2476-1313-4	0-2468-8858
Thanon Ratchadapisek 3 (True Tower)	0-2643-0130-42	0-2643-0144
Thanon Rattanakosinsompote (Bann Mak Mai) Sub	0-2533-3320	0-2533-3367
Thanon Sanphawut	0-2744-7437-8	0-2744-7445
Thanon Sathon	0-2676-5534-6	0-2676-5533
Thanon Serithai (Suan Siam)	0-2906-0515	0-2906-0834
Thanon Si Nakarin (Krung Thep Kritha)	0-2731-7400-4	0-2379-6090
Thanon Si Nakarin (On Nuch)	0-2322-0963-6	0-2322-0967
Thanon Si Nakarin (Udom Suk)	0-2361-8011-3	0-2398-0109
Thanon Sirinthon	0-2881-0682-6	0-2881-0689
Thanon Srinakarin (Seacon Square) Sub	0-2721-9207-8	0-2721-9209
Thanon Sukhaphiban 1 (Tha Kaset-bangkhae)	0-2802-4615-6	0-2454-3863
Thanon Suksawat	0-2427-0561-4	0-2427-0565
Thanon Taksin	0-2439-6487-9	0-2437-5413
Thanon Wiphawadi Rangsit (Mubanthaninthorn) Sub	0-2533-4211	0-2533-4073
Thanon Witthayu	0-2650-9500-10	0-2255-8838
Thanon Witthayu (All Seasons Place) Sub	0-2654-0417-19	0-2654-0420
Thanon Wutthakat	0-2472-1668-9	0-2472-1670
Thanonchaengwatthana (ToT) Sub	0-2575-5690-1	0-2575-5692
Thanonprachauthit (Mengchai) Sub	0-2274-3524-5	0-2274-3535
Thanonromklao (Rungkit 7) Sub	0-2360-8814-5	0-2360-8816
Thanonsaimai Sub	0-2532-4922	0-2532-4924
Thanonsathonnua Sub	0-2237-1672-3	0-2237-1674
Thanonsilom (CP Tower) Sub	0-2233-1727-8	0-2233-1729
Thanonsongwat Sub	0-2221-9501-2	0-2221-9503
Thaphra	0-2864-1573-5	0-2418-2585
The Custom Department Sub	0-2240-0916-9	0-2240-0918
The Mall 3 Ramkhamhang Sub	0-2369-2595-6	0-2369-2597
The Mall Bangkae Sub	0-2454-9609-11	0-2454-9602
The Mall Bangkapi Sub	0-2377-9064-6	0-2377-8180
The Mall Thapra Sub	0-2477-7282-3	0-2477-7284
The Platinum Fashion Mall Sub	0-2252-3121-2	0-2252-3123
Thewet	0-2282-8657	0-2282-7752
Times Square Sub	0-2254-3070	0-2254-3072
Tri Phet	0-2221-7646-7	0-2224-5289
United Center Building (Silom) Sub	0-2233-8026-7	0-2233-8028
United Nations Building	0-2288-2169	0-2282-9032
Victory Monument	0-2246-8488-90	0-2246-8490
Watcharaphol Sub	0-2509-1949-50	0-2509-1998
Wiphawadi Rangsit (Chakrapong Phuvanarth) Sub	0-2275-7213-4	0-2275-7215
Wisut Kasat	0-2282-8561-2	0-2282-5815
Wongwan odien Sub	0-2222-0326-7	0-2222-0196
Wongwian 22 Karakada Sub	0-2224-5716-7	0-2221-6590
Yaekbangrak Sub	0-2234-5981-2	0-2234-5983
Yaowarat	0-2224-2188-9	0-2226-1944
VICINITY		
Nonthaburi		
333 Factoryland Bangbuathong Sub	0-2964-4970-1	0-2964-4969
Bang Bua Thong	0-2924-3040-9	0-2924-3047
Bang Yai	0-2585-1282-4	0-2595-1280
Big C Tiwanon Sub	0-2968-4160-1	0-2968-4162
Carrefour Chaengwattana Sub	0-2584-2402	0-2584-2752
Central Rattanathibet Sub	0-2526-8120	0-2526-8128
Electricity Generating Authority of Thailand Sub	0-2447-0951	0-2447-1960
Homepro Prachachuen Sub	0-2591-2445	0-2591-2485
Homepro Ratchaphruek Sub	0-2423-3362-3	0-2423-3364
Major Cineplex Nonthaburi Sub	0-2525-4385-6	0-2525-4387
Ministry of Public Health Sub	0-2589-8344	0-2589-7943
Muang Thong Thani	0-2960-1010-6	0-2960-1019
Muangthongthani Citycenter Sub	0-2980-7009	0-2980-7011
Ngam Wongwan	0-2589-2375-8	0-2591-5190
Nonthaburi	0-2526-3604	0-2525-0146
Pak Kret	0-2583-8814-9	0-2583-8052
Sai Noi	0-2597-1202-4	0-2597-1201

Branch Name	Telephone	Fax
Sanam Bin Nam	0-2591-7905	0-2591-7904
Saphan Phranangklao	0-2968-1134-5	0-2526-3544
Senasaritdet	0-2525-2990	0-2525-2562
Soi Wat Bua Khwan Sub	0-2952-1102-5	0-2952-1106
Talat Amphoe Bang Kruai Sub	0-2446-7080-2	0-2446-7083
Tha It Sub	0-2595-8394-5	0-2595-8396
Thanamnonthaburi Sub	0-2525-4322-3	0-2525-4324
Thanon Chaeng Watthana	0-2573-7200-2	0-2982-9886
Thanon Rattanatibast	0-2921-0933-9	0-2921-0930
Thanonsamakhi Sub	0-2574-5985-6	0-2574-5987
The Mall Ngamwongwan Sub	0-2550-0916-7	0-2550-0918
Wat Sri Pa-Wat Sub	0-2903-8936-9	0-2903-8934
Pathum Thani		
AIT Institute Sub	0-2524-5098-9	0-2524-6709
Banfapiyarom (Lamlukka) Sub	0-2532-6263	0-2532-6494
Bang Kadi	0-2963-7140-6	0-2501-2804
Future Park Rangsit 2 Sub	0-2958-5046-7	0-2958-5048
Future Park Rangsit Sub	0-2958-0470	0-2958-0269
Khlong 10 (Thanyaburi)	0-2908-9064-7	0-2546-1304
Khlong 2 (Thanyaburi) Branch	0-2533-0267-9	0-2533-1645
Khlong 6 (Thanyaburi)	0-2577-2813-4	0-2577-2812
Khlong Luang	0-2516-0999	0-2516-8573
Ku Kot (Klong 2)	0-2995-9975-6	0-2995-9973
Lam Luk Ka	0-2532-2678	0-2531-5248
Lat Lum Kaew Sub	0-2976-2556-61	0-2976-2558
Major Cineplex Rangsit Sub	0-2567-7105-6	0-2567-7107
Navanakorn Industrial Estate Sub	0-2529-5708-9	0-2529-5710
Nong Sua Sub	0-2549-1037-9	0-2905-9065
Pathum Thani	0-2581-2996-8	0-2581-1743
Poonsab Market (Sub)	0-2598-4149	0-2598-4495
Rangsit	0-2959-0151-2	0-2959-0022
Sam Khok	0-2977-2481-3	0-2583-1271
Saphan Nonthaburi Sub	0-2598-2530-1	0-2598-2533
Tesco Lotus Rangsit Sub	0-2567-4801	0-2567-5066
Tesco Lotus Rangsit-nakhonnayok Sub	0-2549-9062-3	0-2549-9064
Thai Market Sub	0-2529-6123-4	0-2529-6125
Thaithani (Nawanakhon-pathumthani) Sub	0-2529-5481-2	0-2529-5483
Thanon Nimitrmai	0-2991-0385-6	0-2993-0384
Zeer Rangsit Sub	0-2992-7060-1	0-2992-7062
Samut Prakan		
Bang Bo Sub	0-2708-3768	02-338-1938
Bang Khru (Phra Pradaeng)	0-2817-7427-31	02-817-7432
Bang Na-Trad (Bangna Tower) Branch	0-2312-0250-6	02-312-0214
Bang Pu Industrial Estate 2 Sub	0-2324-1037-8	02-709-3426
Bang Pu Industrial Park Sub	0-2323-4084-7	02-323-4088
Big C Samutprakarn Sub	0-2388-1416-7	02-388-1418
Carrefour Samrong Sub	0-2380-3528-9	02-380-3530
Homepro Bangna Sub	0-2325-1226-7	02-325-1228
Imperial World (Samrong) Sub	0-2384-7657-8	02-384-3681
Muang Mai Bang Phli	0-2705-2167-9	02-315-2228
Phra Pradaeng	0-2817-1450-4	02-817-2993
Samrong	0-2396-1596-8	02-393-2108
Samut Prakan	0-2387-1995-8	02-387-1994
Tesco Lotus Bangna-trat Sub	0-2325-0364-5	0-2325-0366
Thanon Kingkaew (Onnuch)	0-2312-4873-6	0-2312-4481
Thanon Nakhon Khuankhan Sub	0-2464-0771-3	02-464-0774
Thanon Pu Chao Saming Phrai	0-2757-8890-2	0-2384-5092
Thanon Si Nakarin (Soi Lazal)	0-2748-7191	0-2748-7069
Thanon Si Samut (Samut Prakan) Sub	0-2389-2772-3	02-389-2777
Thanon Sukhumwit	0-2384-1459-61	02-384-1462
Thanonthepharak (Maleerom Tower) Sub	0-2706-6012-4	02-706-6015
Thepha Rak	0-2385-1242-3	02-385-1258
UPCOUNTRY		
Amnat Charoen		
Amnat Charoen	0-4545-1325	0-4545-1690
Ang Thong		
Ang Thong	0-3561-1618	0-3561-1617
Chaiyo Sub	0-3569-9125-7	0-3569-9124
Buri Ram		
Buri Ram	0-4461-2909-11	0-4461-3651
Nang Rong	0-4462-4392-401	0-4462-4397
Chachoengsao		
Bang Khla	0-3852-7490-2	0-3882-7495
Bang Pakong	0-3853-2486-9	0-3853-2948
Chachoengsao	0-3851-4744-5	0-3851-2542
Khlong 16	0-3858-5014-9	0-3858-5016
Phanom Sarakkham	0-3855-2526-8	0-3855-2529
Talat Bo Bua Sub	0-3751-4781-2	0-3751-4783

Branch Name	Telephone	Fax
Wellgrow Industrial Estate Sub	0-3884-2797-8	0-3884-2787
Chai Nat		
Chai Nat	0-5641-1914-5	0-5641-1913
Wat Sing	0-5646-1290-1	0-5646-1012
Chaiyaphum		
Ban Khai Sub	0-4489-9123-4	0-4480-0307
Ban Khwao Sub	0-4489-1110-1	0-4489-1112
Chaiyaphum	0-4481-2302-3	0-4482-2401
Chatturat	0-4485-1220-3	0-4485-1222
Chanthaburi		
Chanthaburi	0-3932-2035	0-3932-1143
Pliu Sub	0-3945-8836-7	0-3945-8838
Robinson Chanthaburi Sub	0-3932-5416	0-3932-5407
Thanon Tri Ratana	0-3934-0224-8	0-3934-0223
Chiang Mai		
Bantawai Sub	0-5344-2739	0-5344-2515
Big C Chiang Mai Sub	0-5385-1613-4	0-5385-1615
Bo Sang Sub	0-5333-9718-9	0-5333-9720
Central Airport Chang Mai Sub	0-5390-3951-2	0-5390-3956
Chiang Mai Rajabhat University Sub	0-5321-4507	0-5321-4395
Chiang Mai University Sub	0-5322-0313-6	0-5322-0316
Chom Thong	0-5334-1132	0-5334-1131
Faculty of Medicine Chiang Mai	0-5322-5114	0-5321-7921
Fang	0-5345-2077-86	0-5345-2081
JJ Hobby Market Sub	0-5322-5302	0-5322-5462
Kad Suan Kaew Sub	0-5321-0332-3	0-5322-4494
Mae Joe	0-5349-8184-6	0-5349-8191
Maerim Sub	0-5329-8419	0-5329-8622
Mccormick Hospital Sub	0-5330-0250-5	0-5330-0251
Mee Chok Sub	0-5385-4650-1	0-5385-4652
Payap University Sub	0-5326-6097-8	0-5326-6099
Pratu Chang Phuak	0-5322-5487-9	0-5322-2090
Pratu Chiang Mai	0-5327-9723-5	0-5327-6564
Pratu Tha Phae Sub	0-5328-1201-5	0-5328-1203
San Pa Thong Sub	0-5382-3411-6	0-5382-3416
Sankampaeng Sub	0-5333-2338	0-5333-2659
Sansai Market Sub	0-5338-0826-7	0-5338-0834
Si Yaek San Kamphaeng (Nongphakrung)	0-5324-1404-8	0-5324-1407
Si Yaek Sanambin Chiang Mai	0-5327-3888-91	0-5328-1848
Siyaeknonghoi Sub	0-5390-4624	0-5390-4853
Sompet Market Sub	0-5321-9393	0-5321-9700
Sri Nakhonphing	0-5323-4516	0-5323-3201
Tesco Lotus Chiangmai-kadkamthieng Sub	0-5387-2593-4	0-5387-2595
Tha Phae	0-5327-6122	0-5327-2465
Thanon Chang Klan Sub	0-5328-4027	0-5328-4077
Thanon Chotana Sub	0-5321-2217	0-5321-2577
Thanon Muang Samut	0-5325-2990-2	0-5325-2966
Thanon Nimmanhaemin Sub	0-5322-3970-1	0-5322-3972
Thung Sieo (San Pa Tong)	0-5348-1018-21	0-5348-1018
Chiang Rai		
Ban Du Sub	0-5379-3086-8	0-5370-3168
Chiang Khong	0-5379-1119	0-5379-1481
Chiang Rai	0-5371-1901-3	0-5371-5094
Chiang Saen	0-5377-7041	0-5377-7042
Mae Sai	0-5373-2164-6	0-5373-2172
Sam Liam Thong Kham Sub	0-5378-4242-4	0-5378-4243
Si Yaek Mae Korn	0-5374-6369-73	0-5374-6374
Wiang Chai Sub	0-5376-9099-90	0-5376-9089
Wiang Pa Pao	0-5378-1101-3	0-5378-1104
Chon Buri		
Amata Nakorn Industrial Estate Sub	0-3845-8912-5	0-3845-8916
Ban Bung	0-3844-3834-6	0-3844-3210
Banamphoe (Satahip) Sub	0-3823-8401-2	0-3823-8403
Bang Phra	0-3877-7445-6	0-3834-1204
Bang Plasoi	0-3879-0324-8	0-3827-8855
Bang Saen	0-3838-3827-9	0-3838-3825
Big C South Pattaya Sub	0-3842-6701	0-3842-6773
Bo Win Sub	0-3833-7519-20	0-3833-7521
Central Festival Center Pattaya Sub	0-3842-3354	0-3842-3603
Chom Thian	0-3823-2971-2	0-3823-1559
Chon Buri	0-3879-0210-5	0-3879-0217
Donhualo Market (Amatanakhon - Chonburi) Sub	0-3845-4925-6	0-3845-4927
Laem Chabang	0-3833-0265-7	0-3833-0213
Laem Chabang Industrial Estate Sub	0-3840-1-994-5	0-3840-1996
Na Kiua	0-3872-6064-70	0-3841-2063
Nongmon Market Sub	0-3839-1992	0-3839-1905
Panthong Sub	0-3874-0434-7	0-3874-0438
Pattaya	0-3842-4115-6	0-3842-9280
Phanat Nikhom	0-3847-3320-2	0-3847-3323

Branch Name	Telephone	Fax
Phattaya Sai 2	0-3841-1601-6	0-3841-1607
Robison SriRacha Sub	0-3877-0740-1	0-3877-0742
Saha Group Industrial Park Sub	0-3848-1179	0-3848-1178
Sattahip Sub	0-3843-7501	0-3843-7501
Soi Buakhao (Pattaya) Sub	0-3872-0959-60	0-3841-1812
Soi Noenphlaphuan (Pattaya) Sub	0-3842-6826	0-3842-6870
Soi Sakhon Phithak (Chon Buri) Sub	0-3827-8210	0-3827-8211
Sri Racha	0-3831-1813-4	0-3832-2012
Thanon Prayasatja	0-3878-4674-80	0-3878-4673
Thanonchaloem Phra Kiat (Pattaya) Sub	0-3842-0713-4	0-3842-0778
Thanonliabchaihatchomthian (Kongdongtan) Sub	0-3823-3736	0-3823-3738
Thanonthepprasit (PattayaKlang) Sub	0-3830-1178-9	0-3830-1180
Tukcom Pattaya Sub	0-3872-3879-80	0-3872-3881
Tukcom SriRacha Sub	0-3832-5102	0-3831-9054
Wongammat (Nakluea Soi 18) Sub	0-3841-3376	0-3841-3819
Chumphon		
Chumphon	0-7750-3067-9	0-7750-3079
Lamae	0-7755-9100-1	0-7755-9005
Paknam Sub	0-7752-2033	0-7752-2455
Paknam Langsuan	0-7755-1089-90	0-7755-1085
Kalasin		
Kalasin	0-4381-1780	0-4381-3022
Kamalasai	0-4389-9251-2	0-4331-2507
Sahatsakhan	0-4387-1011-3	0-4389-9253
Yang Talat	0-4389-1009-11	0-4378-4126
Kamphaeng Phet		
Kamphaeng Phet	0-5571-1720	0-5571-1822
Tha Makhua (Khlong Khlung)	0-5578-1510	0-5572-4321
Kanchanaburi		
Dan Makham Tia	0-3464-2071-2	0-3464-2073
Kanchanaburi	0-3462-0164	0-3451-3307
Luk Kae	0-3456-6001	0-3456-6255
Sangkhla Buri	0-3459-5263-5	0-3459-5028
Talat Khet	0-3457-1236-40	0-3457-1239
Tha Rua Phra Thaen Sub	0-3463-6849-53	0-3463-6854
Khon Kaen		
Ban Phai	0-4332-9788-91	0-4344-1483
Big C Khon Kaen Sub	0-4332-5482-3	0-4332-5118
Chonnabot Sub	0-4327-9185	0-4328-6093
Chum Phae	0-4331-2506	0-4333-3829
Khon Kaen	0-4324-2200-5	0-4384-1083
Khon Kaen University	0-4323-6366	0-4342-0571
Khon Kaen University Complex Sub	0-4336-4190	0-4336-4189
Muang Phon	0-4333-9023-6	0-4333-9028
Nam Phong	0-4344-1480-4	0-4333-3876
Si Yaek Maliwan	0-4333-3870-5	0-4389-1098
Krabi		
Ao Pranang Sub	0-7569-5560-1	0-7569-5562
Koh Lanta Sub	0-7668-4576-7	0-7668-4578
Krabi	0-7562-0622-3	0-7562-0625
Phi Phi Island Sub	0-7662-3130	0-7562-3165
Lampang		
Big C Lampang Sub	0-5422-8266-7	0-5422-8268
Lampang	0-5421-7064	0-5422-7243
Nakuam	0-5432-4030-7	0-5432-4035
Pratuchai Sub	0-5432-3690-1	0-5432-3692
Sop Prap	0-5429-6254	0-5429-6086
Thanonboonyawat Sub	0-5432-3726-7	0-5432-3737
Lamphun		
Lamphun (Pa Heo)	0-5354-1265-6	0-5354-1366
Northern Indusrial Estate Sub	0-5358-2830-31	0-5358-2832
Thanon Charoenrat Sub	0-5353-5481-6	0-5353-5486
Loei		
Loei	0-4281-3020-4	0-4276-1812
Nong Hin (Phukradung)	0-4285-2141-6	0-4281-2079
Phu Rua	0-4289-9124	0-4233-9028
Wang Saphung	0-4284-1084	0-4231-2162
Lop Buri		
Big C Lopburi Sub	0-3641-3941	0-3641-3286
Khok Samrong	0-3644-1520-2	0-3644-1523
Lamnarai	0-3646-1748-50	0-3646-1749
Lop Buri	0-3641-2626	0-3641-2880
Phatthana Nikhom Sub	0-3649-9100-1	0-3663-8289
Tha Khlong	0-3648-1748-50	0-3648-9102
Tha Luang	0-3649-7090	0-3649-7089
Thanon Thamanao (Lamnarai) Sub	0-3646-1400	0-3646-1400
Wongwian Sa Kaeo Sub	0-3642-1602	0-3642-0316

Branch Name	Telephone	Fax
Mae Hong Son		
Mae Hong Son Sub	0-5362-0526	0-5362-0535
Maha Sarakham		
Kosum Phisai	0-4376-1813-5	0-4371-2528
Maha Sarakham	0-4372-1987-8	0-4352-5793
Mukdahan		
Mukdahan	0-4261-2288-92	0-4223-8788
Nakhon Nayok		
Ban Na	0-3738-1258-61	0-3738-2010
Nakhon Nayok	0-3731-2667-9	0-3731-2666
Ongkharak	0-3739-1181	0-3739-1133
Nakhon Pathom		
Bang Len	0-3423-4910-4	0-3423-4915
Big C Nakhon Pathom Sub	0-3421-2788-89	0-3421-2790
Big C Omyai Sub	0-2420-5366	0-2420-5385
Kam Phaeng Saen (Kasetsart University) Sub	0-3428-2285-8	0-3428-2289
Mahidol University Sub	0-2441-9133-7	0-2441-9133
Nakhon Chaisi	0-3233-2120	0-3433-1541
Nakhon Pathom	0-3425-8820-1	0-3425-4135
Om Yai	0-2420-0792-3	0-2420-8620
Phra Prathon	0-3425-3987-90	0-3421-2841
Salaya	0-2441-0254-6	0-2441-0253
Sam Pran	0-3432-2808	0-3432-1981
Thanon Song Phon	0-3425-3815-8	0-3424-2747
Nakhon Phanom		
Nakhon Phanom	0-4251-2221-3	0-4234-1866
Nawa	0-4259-7200-4	0-4259-7205
That Phanom	0-4252-5784-92	0-4287-1012
Nakhon Ratchasima		
Big C Nakhonratchasima Sub	0-4427-1731	0-4427-1955
Cho Ho Sub	0-4437-1510-1	0-4427-6341
Hua Thalae	0-4428-9054-9	0-4428-9059
Huai Thalaeng	0-4439-1223-5	0-4439-1222
Nakhon Ratchasima	0-4424-3718	0-4425-4969
Nong Bun Mak	0-4449-0041	0-4449-0011
Pak Chong	0-4431-1357	0-4431-1357
Pak Thong Chai	0-4444-1631-4	0-4444-1652
Sikhiu	0-4441-1169	0-4441-1390
Suranaree University of Technology Sub	0-4421-6624-7	0-4421-6625
Thanon Mittraphap	0-4424-6160	0-4424-6439
Thanon Mukkhamontri	0-4425-1356	0-4425-6628
The Mall Nakornrachasima Sub	0-4428-8415-6	0-4428-8417
Nakhon Sawan		
Banphot Phisai Sub	0-5635-0572-6	0-5635-0577
Fairyland Sub	0-5637-1861-2	0-5637-1863
Kao Lieo	0-5631-9256-9	0-5629-9005
Nakhon Sawan	0-5622-7423-4	0-5622-8545
Saphan Dechatiwong	0-5622-4126-7	0-5622-4128
Takhli	0-5626-2060	0-5626-1889
Nakhon Si Thammarat		
Khanom	0-7552-9042-5	0-7552-9041
Nakhon Si Thammarat	0-7535-6092	0-7534-7309
Pak Pa Nang	0-7551-7806-8	0-7551-7807
Phrommakhriri	0-7534-1639	0-7533-8352
Robinson Nakhonsrithammarat Sub	0-7534-6146	0-7534-7144
Si Yaek Hua Thanon	0-7532-4686-95	0-7532-4694
Sichon	0-7553-6022-5	0-7553-6496
Talat Hua It Sub	0-7534-8008-11	0-7534-7357
Tesco Lotus Nakhonsrithammarat Sub	0-7532-4973-4	0-7532-4970
Than Pho	0-7548-1333-7	0-7548-1334
Thung Song	0-7541-1414	0-7541-2847
Nan		
Nan	0-5471-1340-2	0-5471-1343
Narathiwat		
Narathiwat	0-7351-2737-4	0-7351-2741
Sungai Ko-lok	0-7361-4271-3	0-7361-4275
Nong Bua Lam Phu		
Nong Bua Lam Phu	0-4231-2158-9	0-4224-3330
Nong Khai		
Bigchiang Sub	0-4246-5489	0-4246-5491
Nong Khai	0-4242-0569-70	0-4289-9125
Pattani		
Pattani	0-7334-8599	0-7334-8722
Prince of Songkhla Sub	0-7333-5154-7	0-7333-5154
Phang Nga		
Khao Lak Sub	0-7642-5073-4	0-7642-5075

Branch Name	Telephone	Fax
Khok Kloi	0-7643-4743-4	0-7643-4745
Phang Nga Sub	0-7641-4352	0-7641-4354
Talat Yan Yao	0-7642-1009	0-7642-1591
Phatthalung		
Phatthalung	0-7461-1069-72	0-7461-1073
Phayao		
Naresuan University Sub	0-5446-6776-7	0-5446-6778
Phayao	0-5441-1390-7	0-5441-1391
Phetchabun		
Lom Sak	0-5670-1714-5	0-5670-1019
Na Chaliang	0-5678-9040-4	0-5678-9043
Phetchabun	0-5672-1653	0-5672-1654
Sri Thep	0-5679-9253-6	0-5679-9468
Phetchaburi		
Big C Phetchaburi Sub	0-3240-2528-9	0-3240-2530
Cha-Am Sub	0-3243-3745-9	0-3243-3884
Khao Wang	0-3241-7241-9	0-3241-7242
Phetchaburi	0-3242-5179	0-3242-8518
Thayang	0-3246-1984-5	0-3246-1985
Phichit		
Bang Mun Nak	0-5663-1677-8	0-5663-1679
Phichit	0-5661-2891-5	0-5661-2894
Taphan Hin	0-5662-1971-3	0-5662-1972
Phitsanulok		
Boromtrilokn at Sub	0-5525-2301-2	0-5525-2303
Ha Yaek Khokmatum	0-5521-1979-84	0-5521-1981
Phitsanulok	0-5524-3711-4	0-5524-2147
Phra Nakhon Si Ayutthaya		
Ayutthaya	0-3524-1324	0-3524-5071
Ayutthaya Park Sub	0-3522-9328-9	0-3522-9330
Bang Pa-in	0-3526-1986-8	0-3526-1989
Hi-Tech Industrial Estate Sub	0-3572-9269-70	0-3572-9271
Phachi	0-3531-1117	0-3531-1544
Phratunam Phra-in	0-3536-1899	0-3536-1912
Rojana Industrial Estate Sub	0-3533-2014-5	0-3533-2016
Sena	0-3521-7251-9	0-3521-7260
Tha Rua	0-3534-1712-3	0-3534-1711
Thanon Rojana	0-3522-9085-8	0-3522-9086
Wang Noi	0-3521-5404-10	0-3521-5410
Phrae		
Phrae	0-5452-2781-4	0-5452-2782
Thung Hong Sub	0-5462-3710-2	0-5462-3789
Phuket		
Big C (Phuket) Sub	0-7624-9176-7	0-7624-9178
Central Phuket Sub	0-7624-9558-9	0-7624-9560
Choeng Thale Sub	0-7632-4501-3	0-7632-4506
Ha Yaek Chalong Sub	0-7638-1427-8	0-7638-1321
Had Karon Sub	0-7628-6503-4	0-7628-6505
Kamala Sub	0-7627-9227-8	0-7627-9229
Kata Sub	0-7633-3593-4	0-7633-3595
Patong	0-7634-0467-8	0-7634-2594
Phuket	0-7621-2254-5	0-7621-4341
Phuket Boat-Lagoon Sub	0-7620-4104-5	0-7620-4106
Prince of Songkhla University Sub	0-7624-9944	0-7620-9222
Sarmkong	0-7621-7089	0-7621-8809
Tesco Lotus Phuket Sub	0-7625-4766-7	0-7625-4768
Thalang Sub	0-7627-5223-4	0-7627-5225
Thanon Chao Fa	0-7622-2011-2	0-7621-3781
Thanon Pangnga Sub	0-7623-2973-4	0-7623-2975
Thanon Thepkasattree Sub	0-7624-1449-50	0-7624-1451
Thanonchaofa 2 Sub	0-7626-4007-8	0-7626-4002
Thanonnanai (Patong) Sub	0-7629-3093-4	0-7629-3095
Thanonthaweewong	0-7634-0162	0-7634-0181
Prachin Buri		
304 Industrial Estate	0-3741-4401	0-3741-4404
Ban Sang	0-3727-1246-7	0-3727-1249
Kabin Buri	0-3728-2039-42	0-3728-2040
Khlong Rung (Simahaphot)	0-3720-8289-93	0-3720-8291
Prachin Buri	0-3721-1632	0-3721-1631
Si Maha Phot	0-3727-9243	0-3727-9179
Prachuap Khiri Khan		
Bang Saphan	0-3254-8413-5	0-3269-1597
Chatchai Market (Huahin) Sub	0-3253-1334-5	0-3253-1336
Hua Hin	0-3253-2420-6	0-3253-2429
Prachuap Khiri Khan	0-3260-1599	0-3260-2183
Pran Buri	0-3262-1815-6	0-3262-1817

Branch Name	Telephone	Fax
Ranong		
Ranong	0-7781-1598	0-7781-1826
Ratchaburi		
Ban Pong	0-3220-1267-9	0-3221-1372
Bang Phae	0-3223-1881-3	0-3234-7719
Chom Bung	0-3226-1505-7	0-3236-2702
Damnoen Saduak	0-3224-1222	0-3225-4792
Lak Ha	0-3236-0880-1	0-3224-8097
Photharam Sub	0-3223-3388-9	0-3223-2235
Ratchaburi	0-3232-3044-6	0-3232-1072
Ratchaburi Industrail Estate	0-3237-5804-7	0-3237-5722
Robinson Ratchaburi Sub	0-3233-2242-3	0-3233-2244
Thanon Srisuriyawong	0-3231-1001-6	0-3231-1010
Rayong		
Amata City Sub	0-3865-0075-6	0-3865-0077
Ban Chang	0-3888-2916-20	0-3888-2923
Eastern Seaboard Industrial Estate Sub	0-3865-6432-3	0-3865-6434
Klaeng	0-3867-2517-9	0-3867-2511
Laemthong Rayong Sub	0-3880-9142-3	0-3880-9144
Maptaphut	0-3860-8009-11	0-3860-8012
Rayong	0-3861-1329	0-3861-1330
Siyaek Kokloi	0-3887-5417-21	0-3887-5422
Rio Et		
Roi Et	0-4351-3046-7	0-4351-5284
Selaphum	0-4355-1391-3	0-4355-1394
Suwannaphum	0-4353-2804-11	0-4353-2811
Sa Kaeo		
Aranyaprathet	0-3723-3042-3	0-3723-3044
Rong Kluea Market (Aranyaprathet)	0-3723-0102-3	0-3723-0104
Sa Kaeo	0-3724-2037-8	0-3724-1599
Sakon Nakhon		
Kut Bak	0-4278-4121-2	0-4278-4126
Sakon Nakhon	0-4271-1529	0-4251-3830
Samut Sakhon		
Krathum Baen	0-3447-1905	0-3447-1687
Mahachai Market Sub	0-3442-3146	0-3442-6361
Om Noi	0-2420-2699	0-2420-2380
Samut Sakhon	0-3481-1180-4	0-3442-5371
Samut Sakhon Industrial Estate Sub	0-3482-9240-1	0-3482-9242
Tha Chalom	0-3449-8228	0-3442-1302
Tha Sai Sub	0-3482-4655-7	0-3482-6659
Thanonsetthakit 1 Sub	0-3447-0475	0-3447-2886
Samut Songkhram		
Samut Songkhram	0-3471-1277	0-3471-5397
Saraburi		
Hin Kong Sub	0-3633-6040-5	0-3633-6045
Kaeng Khoi	0-3625-1056-62	0-3525-1057
Nong Khae	0-3637-2005-8	0-3637-1648
Phra Phutthabat	0-3632-2351-6	0-3632-2355
Saraburi	0-3621-1994	0-3622-1605
Sil Industrial Estate Sub	0-3637-3787-8	0-3637-3790
Thanon Phichai Ronnarong Song Khram Sub	0-3631-9040-5	0-3631-9041
Wihan Daeng Sub	0-3636-5718-20	0-3636-5721
Satun		
La Ngu Sub	0-7478-1645	0-7478-2476
Satun	0-7472-1361-2	0-7472-1360
Si Sa Ket		
Bung Bun	0-4568-9152-6	0-4568-9156
Kantharalak	0-4566-1888	0-4566-1523
Si Sa Ket	0-4561-1494	0-4561-3351
Sing Buri		
Pak Bang (Phrom Buri)	0-3659-9075-7	0-3659-9075
Sing Buri	0-3651-2077	0-3651-1408
Songkhla		
Ban Phru (Hat Yai) Sub	0-7421-0064	0-7443-9213
Banthai - Changlon Sub	0-7453-7130-1	0-7453-7132
Big C Hatyai Sub	0-7442-7770-1	0-7442-6950
Hat Yai	*0-7424-3742*	*0-7422-0960*
Hat Yai Nai	0-7423-5540-2	0-7423-9069
Khlong Ngae	0-7445-1591-6	0-7445-2596
Padang Besar	0-7452-1055	0-7452-1188
Prince of Songkhla University	0-7421-2500-4	0-7421-2505
Robinson Hatyai Sub	0-7422-3378-9	0-7422-3680
Sam Yaek Samrong	0-7432-4009	0-7432-4804
Songkhla	0-7431-1888	0-7432-1766

Branch Name	Telephone	Fax
Thanon Rat Yindi (Hat Yai)	0-7434-2480-9	0-7434-2487
Thanon Ratthakan (Hat Yai) Sub	0-7434-8300-5	0-7434-8300
Sukhothai		
Sawankhalok	0-5564-2139	0-5564-2140
Sukhothai	0-5561-1631	0-5561-3033
Suphan Buri		
Dan Chang Sub	0-3559-5504-5	0-3559-5506
Don Chedi	0-3559-1111-3	0-3559-1243
Song Phi Nong	0-3553-1880-7	0-3553-1884
Suphan Buri	0-3552-5109-1	0-3552-3393
U-Thong	0-3550-5817-2	0-3550-5826
Surat Thani		
Ban Mae Nam (Koh Samui) Sub	0-7724-7516-7	0-7724-7518
Bannasan Sub	*0-7724-9407*	*0-7724-9385*
Big C Surat Thani Sub	0-7722-4364-5	0-7722-4361
Chaiya	0-7743-1143	0-7743-1155
Chaweng 2 (Koh Samui) Sub	0-7723-1667-70	0-7723-1671
Chaweng Sub	0-7723-0923-4	0-7723-0925
Hat Lamai (Koh Samui)sub	0-7745-8186-7	0-7745-8188
Hat Rin (Koh Pha Ngan) Sub	0-7737-5538-9	0-7737-5540
Koh Pha Ngan Sub	0-7737-7109	0-7737-7110
Koh Samui	0-7742-0188-90	0-7742-0187
Surat Thani	0-7727-2496	0-7728-2243
Talat Bo Phut (Koh Samui) Sub	0-7743-0490-1	0-7743-0492
Tha Chana Sub	0-7726-2337-41	0-7726-2339
Thanon Kanchanawithi	0-7721-4224-33	0-7721-4233
Thanon Thaweerat Phakdee (Chaweng)sub	0-7724-5891-2	0-7724-5893
Wiang Sa	0-7725-8220-5	0-7728-2243
Surin		
Rattanaburi (Surin)	0-4459-9122-3	0-4459-9006
Surin	0-4451-2061-2	0-4451-2362
Tesco Lotus Surin Plaza Sub	0-4453-8501	0-4453-8510
Tak		
Mae Sot	0-5553-1212	0-5553-1860
Tak	0-5554-1430-7	0-5554-1438
Trad		
Khlong Yai	0-3958-1141-3	0-3958-1140
Koh Chang Sub	0-3955-1366-7	0-3955-1368
San Tung Sub	0-3952-1033-7	0-3952-1038
Trad	0-3952-1033-7	0-3952-1038
Trang		
Siriban Shopping Center Sub	0-7521-3104-5	0-7521-3106
Trang	0-7521-1530-3	0-7521-0878
Ubon Ratchathani		
Bando Market Sub	0-4526-3901	0-4526-3878
Chongmeg Sub	0-4548-5083	0-4548-5047
Det Udom Sub	0-4528-2133-4	0-4528-2135
Nongbua Market Sub	0-4535-5241-2	0-4535-5243
Ubon Ratchathani	0-4524-1764-5	0-4524-3461
Ubonratcgatgabu University Sub	0-4543-3093-4	0-4543-3095
Warin Chamrap	0-4532-1488	0-4532-1611
Udon Thani		
Big C Udon Thani Sub	0-4222-1549	0-4222-1521
Charoensri Complex Sub	0-4224-3109	0-4224-3325
Non Sa-at Sub	0-4239-2523	0-4239-2531
Phen Sub	0-4227-9096	0-4259-7205
Thanon Pho Si	0-4224-2439-40	0-4285-2144
Thanon Thahan	0-4234-1861-7	0-4272-2230
Udon Thani	0-4224-7720-5	0-4224-8124
Uthai Thani		
U Thai Thani	0-5651-1224	0-5651-2414
Uttaradit		
Uttaradit	0-5541-2003	0-5541-2002
Yala		
Yala	0-7321-2212	0-7321-5650
Yasothon		
Maha Chana Chai	0-4579-9166-71	0-4579-9170
Yasothon	*0-4571-1436*	*0-4571-2609*

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
BUSINESS RELATIONSHIP CENTERS

			TELEPHONE	FAX
BRC Bangkok				
BRC Ratchayothin	Jatujak,	Bangkok	0-2544-3003-7	0-2544-3036
BRC Soi Arisamphan	Phaya Thai,	Bangkok	0-2270-1375-6	0-2270-1460
BRC Bang Lampu	Phra Nakhon,	Bangkok	0-2280-3341-7	0-2280-3348
BRC Talat Noi	Samphanthawong,	Bangkok	0-2639-6413-9	0-2639-6420
BRC Surawong	Bang Rak,	Bangkok	0-2635-7202-6	0-2635-7207
BRC Ram-Inthra	Bang Khen,	Bangkok	0-2943-7608	0-2943-7812
BRC Khlong 2 (Thanyaburi)	Thanyaburi,	Pathum Thani	0-2996-2570	0-2533-1047
BRC Ngam Wongwan	Muang,	Nonthaburi	0-2591-2177	0-2591-3129
BRC Bangkok 2				
BRC Bang Khlo	Bang Kho Laem,	Bangkok	0-2689-2590-5	0-2292-0341
BRC Chidlom	Ratchathewi,	Bangkok	0-2256-2160-6	0-2256-1239
BRC Bang Kapi (Sukumvit 45)	Wattana,	Bangkok	0-2261-5491-7	0-2261-5490
BRC Klong Tan	Prawet,	Bangkok	0-2369-3571-5	0-2369-3576
BRC On Nuch	Suan Luang,	Bangkok	0-2332-9623-7	0-2332-9628
BRC Thepha Rak	Muang,	Samut Prakan	0-2710-4640-1	0-2710-4668
BRC Rutchadapisek (Thaphra)	Thon Buri,	Bangkok	0-2876-0746-50	0-2876-0751
BRC Om Yai	Sam Pran,	Nakhon Pathom	0-2811-5951-5	0-2811-5956
BRC Rama 2	Bang Khun Thian,	Bangkok	0-2894-1673	0-2894-0557
BRC Upcountry 1				
BRC Thanon Rojana	Phra Nakhon Si Ayutthaya		0-3522-9499	0-3522-9443
BRC Kaeng Khoi	Kaeng Khoi,	Saraburi	0-3632-0767	0-3632-0753
BRC Nakhon Sawan	Muang,	Nakhon Sawan	0-5631-3700	0-5631-3701
BRC Ha Yaek Khokmatum	Muang,	Phitsanulok	0-5521-1075-8	0-5522-1917
BRC Lampang	Muang,	Lampang	0-5431-9024-5	0-5431-9026
BRC Tha Phae	Muang,	Chiang Mai	0-5381-9211-4	0-5381-9215
BRC Thanon Pho Si	Muang,	Udon Thani	0-4232-9125	0-4232-7946
BRC Si Yaek Maliwan	Muang,	Khon Kaen	0-4333-4479	0-4333-4480
BRC Roi Et	Muang,	Roi Et	0-4352-0593-6	0-4352-0597
BRC Warin Chamrab	Warin Chamrap,	Ubon Ratchathani	0-4528-6187-9	0-4528-6190
BRC Thanon Mittraphap	Muang,	Nakhon Ratchasima	0-4426-3795-9	0-4426-2828
BRC Suphan Buri	Muang,	Suphan Buri	0-3550-1225-7	0-3550-1228
BRC Chiang Rai	Muang,	Chiang Rai	0-5374-0472-4	0-5371-1901
BRC Upcountry 2				
BRC Chachoengsao	Muang,	Chachoengsao	0-3881-4322-4	0-3881-4325
BRC Thanon Prayasatja	Muang,	Chon Buri	0-3878-4760-3	0-3878-4764
BRC Pattaya sai 2	Bang Lamung,	Chon Buri	0-3836-2147-50	0-3836-2151
BRC Rayong	Muang,	Rayong	0-3880-0501-3	0-3880-0504
BRC Phar Prathon	Muang,	Nakhon Pathom	0-3421-3602-4	0-3421-3605
BRC Tha Sai	Muang,	Samut Sakhon	0-3482-7278	0-3482-7301
BRC Khao Wang	Muang,	Phetchaburi	0-3241-1301-3	0-3241-1304
BRC Thanon Kanchanawithi	Muang,	Surat Thani	0-7721-3604-7	0-7721-3608
BRC Si Yaek Hua Thanon	Muang,	Nakhon Si Thammarat	0-7532-5181-4	0-7532-5185
BRC Thanon Chao Fa	Muang,	Phuket	0-7624-6445-9	0-7624-6450
BRC Thanon Rat Yindi	Hat Yai,	Songkhla	0-7434-2850-5	0-7434-2855

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
SPECIAL ASSETS CENTERS

			TELEPHONE	FAX
Bangkok Region				
SAC Ratchayothin	Head Office, Jatujak		0-2544-3139	0-2544-1933
SAC Wisut Kasat	Phra Nakhon		0-2629-5851-3	0-2629-5850
SAC Klong Ton	Phra Khanong		0-2369-3577-81	0-2369-3582
SAC Ngam Wongwan	Nonthaburi		0-2951-0318	0-2965-9004
SAC Thanon Rutchadapisek - Thaphra	Thon Buri		0-2876-0206-9	0-2876-2648
Central Region				
SAC Kaeng Khoi	Kaeng Khoi,	Saraburi	0-3632-0671-2	0-3632-0674
SAC Chachoengsao	Muang,	Chachoengsao	0-3881-4328	0-3881-4329
SAC Rayong	Muang,	Rayong	0-3880-0505-7	0-3880-0507
SAC Thanon Prayasatja	Muang,	Chonburi	0-3878-4721-4	0-3878-4725
SAC Phechkasem 114	Nongkhaem,	Bangkok	0-2810-8315-6	0-2810-8317
SAC Kanchanaburi	Muang,	Kanchanaburi	0-3462-0749	0-3462-0850
SAC Thanon Srisuriyawong	Muang,	Ratchaburi	0-3231-1137-8	0-3231-1136
SAC Pranburi	Pranburi,	Prachuap Khiri Khan	0-3254-2389-90	0-3254-2389
Northern Region				
SAC Thapae 1	Muang,	Chiang Mai	0-5382-0430-4	0-5382-0429
SAC Thapae 2	Muang,	Chiang Mai	0-5382-0435-8	0-5382-0429
SAC Chiangrai	Muang,	Chiang Rai	0-5374-0648-9	0-5374-0671
SAC Lampang	Muang,	Lampang	0-5431-9073-4	0-5431-8837
SAC Nakornsawan	Muang,	Nakorn Sawan	0-5622-8545	0-5631-3705
SAC Ha yaek khokmatum	Muang,	Phitsanulok	0-5521-1977	0-5521-1976
Northeastern Region				
SAC Thanon Mitraphab 1	Muang,	Nakhon Ratchasima	0-4426-3251-3	0-4426-3254
SAC Thanon Mitraphab 2	Muang,	Nakhon Ratchasima	0-4426-2968-9	0-4426-3257
SAC Siyakmaliwan	Muang,	Khon Kaen	0-4333-4739-42	0-4333-4743
SAC Thanon Phosri	Muang,	Udon Thani	0-4232-8363-4	0-4232-8365
SAC Roi-ed	Muang,	Roi-Et	0-4352-0606-7	0-4352-0608
SAC Varinchamrab	Warin	Chamrap, Ubon Ratchathani	0-4528-6191	0-4528-6192
SAC Surin	Muang,	Surin	0-4451-9405-7	0-4453-0977
SAC Sakonnakorn	Muang,	Sakon Nakorn	0-4273-2935	0-4273-3052
SAC Loey	Muang,	Loei	0-4283-0733	0-4283-0732
Southern Region				
SAC Chumporn	Muang,	Chumporn	0-7757-1504	0-7757-1596
SAC Thanon Kanchanawithi	Muang,	Surat Thani	0-7721-3784-8	0-7721-3784
SAC Si Yaek Hua Thanon	Muang,	Nakhon Si Thammarat	0-7532-5186-8	0-7535-8033
SAC Trang	Muang,	Trang	0-7522-2951-2	0-7522-2953
SAC Thanon Chaofa	Muang,	Phuket	0-7624-6422-3	0-7624-6378
SAC Yala	Muang,	Yala	0-7322-8704-5	0-7322-8706
SAC Rat yindi 1	Hat Yai,	Songkhla	0-7434-2661	0-7434-2657
SAC Rat yindi 2	Hat Yai,	Songkhla	0-7434-2658-60	0-7434-2657

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
INTERNATIONAL TRADE SERVICE CENTERS

			TELEPHONE	FAX
Chidlom	Rachthewi,	Bangkok	0-2256-1444-7	0-2251-3788
Surawong	Bang Rak,	Bangkok	0-2234-3554	0-2236-7592
Bang Kapi	Khlong Toei,	Bangkok	0-2258-6925	0-2258-6926
Talat Noi	Samphantawong,	Bangkok	0-2639-0809-13	0-2235-5276
Ratchawong	Samphantawong,	Bangkok	0-2623-0894-5	0-2225-8256
Bang Khae	Bang Khae,	Bangkok	0-2413-3212-3	0-2413-3049
Lad Prao Soi 10	Bang Khen,	Bangkok	0-2938-4190	0-2513-3755
Thanon Taksin	Thon Buri,	Bangkok	0-2860-6560-1	0-2438-1126
Bang Chak	Phra khanong,	Bangkok	0-2333-0492-4	0-2332-9062
Bang Khlo	Bang Kho Leam,	Bangkok	0-2689-7510-2	0-2689-7513
Ratchayothin	Jatujak,	Bangkok	0-2544-3559	0-2544-3295
Bang Lampu	Phra Nakorn,	Bangkok	0-2282-0824-6	0-2282-0827
Phra Ram IV (Sirinrat Building)	Khlong Toei,	Bangkok	0-2240-3926-8	0-2240-3929
Thanon Suksawat	Rat Burana,	Bangkok	0-2428-5708-10	0-2428-5711
Thanon Sathorn	Sathorn,	Bangkok	0-2286-7455	0-2286-0577
Lad Krabang Industrial Estate	Lad Krabang,	Bangkok	0-2326-1033	0-2326-1034
Thanon Serithai (Suan Siam)	Knan Na Yao,	Bangkok	0-2540-6494-5	0-2540-6541
Khlong Luang	Khlong Luang,	Pathumtani	0-2516-3311	0-2516-1106
Nawanakorn Industrial Estate	Khlong Luang,	Pathumtani	0-2529-5835-7	0-2529-5838
Bangkadi	Muang,	Pathumtani	0-2963-7153-6	0-2501-2802
Om Yai	Sampran,	Nakorn Pathom	0-2420-0083-4	0-2420-4710
Muang Mai Bang Phli	Bang Phil,	Samut Prakan	0-2315-3004	0-2315-1176
Thanon Pu Chao Saming Phrai	Phapradaeng,	Samut Prakan	0-2380-6680-2	0-2380-6683
Bangpu Industrial Estate	Muang,	Samut Prakan	0-2323-0782	0-2709-3426
Samut Sakhon	Muang,	Samut Sakhon	0-3442-2247	0-3481-1185
Rojana	Phra Nakhon Si	Ayutthaya	0-3522-7836-7	0-3522-7838
Hi-Tech Industrial Estate	Bang Pa-In,	Phra Nakhon Si Ayutthaya	0-3572-9272-4	0-3572-9275
Amata Nakorn Industrial Estate	Muang,	Chonburi	0-3845-8915	0-3874-3790
Laem Chabang	Sri Racha,	Chonburi	0-3833-0245-7	0-3833-0118
Laem Chabang Industrial Estate	Sri Racha,	Chonburi	0-3840-1000-2	0-3840-1003
Khlong Rung	Srimahaphot,	Prachinburi	0-3720-8289-90	0-3720-8291
Chiang Mai	Muang,	Chiang Mai	0-5328-0608-9	0-5328-2325
Lamphun	Muang,	Lamphun	0-5358-2833-4	0-5358-2835
Phuket	Muang,	Phuket	0-7625-6792-4	0-7625-6795
Rat Yindi	Hat Yai,	Songkla	0-7434-2077-9	0-7434-2079
Thanon Kanchanawithi	Muang,	Surat Thani	0-7721-3325-7	0-7721-4238
Rayong	Muang,	Rayong	0-3880-0495-7	0-3880-0498
Eastern Seaboard Industrial Estate	Pluagdaeng,	Rayong	0-3865-6437-39	0-3865-6440

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
EXCHANGE BOOTHS

BANGKOK BOOTHS		TELEPHONE
Silom	Bang Rak	0-2235-9595
Thanon Surawong	Bang Rak	0-2632-7260-5
Thaniya Plaza	Bang Rak	0-2231-2258
Sala Daeng	Bang Rak	0-2267-0050
Holiday Inn Crown Plaza Easywalk (BMA)	Bang Rak	0-2235-5156
Thanon Ratchadapisek	Dindaeng	0-2642-3386
Donmuang Airport 1	Don Muang	0-2535-2382
Donmuang Airport 2	Don Muang	0-2535-2368
Donmuang Airport 3	Don Muang	0-2535-2308
Donmuang Airport 4	Don Muang	0-2535-5217
Donmuang Airport 5	Don Muang	0-2535-6575
Donmuang Airport 6	Don Muang	0-2535-7641
Robinson Sukhumwit	Klong Toei	0-2254-4332
Benjasiri Easywalk (BMA)	Klong Toei	0-2258-7721
Phloenchit	Pathumwan	0-2255-2998
Gaysorn Plaza	Pathumwan	0-2656-1235
Siam Center	Pathumwan	0-2255-3928
World Trade Center	Pathumwan	0-2255-6273-5
Siam Square	Pathumwan	0-2254-2707
Siam Square Easywalk (BMA)	Pathumwan	0-2252-2896
Suan Lum Night Bazaar	Pathumwan	0-2250-0902-3
Erawan (Bangkok)	Pathumwan	0-2250-7766
Maboonkrong	Pathumwan	0-2686-3841
Hualamphong Railways Station Sub Branch	Pathumwan	0-2219-1965-6
Phahonyothin (S.P. Building)	Phayathai	0-2273-0290
Soi Chai Yot	Phra Khanong	0-2651-2030
Wat Phra Kaeo	Phra Nakorn	0-2225-2770-1
Banglumpoo	Phra Nakorn	0-2282-3567
Wat Chanasongkram Easywalk (BMA)	Phra Nakorn	0-2281-5705
Soi Watchanasongkram	Phra Nakorn	0-2282-3571
Sawasdee Kaosan Inn	Phra Nakorn	0-2282-7838
Indra Hotel	Ratchathewi	0-2656-4164
Nailert Center Easywalk (BMA)	Ratchathewi	0-2253-5644
City Complex Patunam	Ratchathewi	0-2253-4003
Wat Trai Mit	Samphanthawong	0-2225-9307
Sukhumwit Soi 7	Wattana	0-2655-7720
Ambassador Hotel Easywalk (BMA)	Wattana	0-2253-5621
Nana Square	Wattana	0-2655-7136
Ngamdu Phli	Yannawa	0-2213-1246

Tourist Spots In Upcountry		
Phraratchawang Bang Pa-in	Ayutthaya	0-3526-1547
River Kwae Bridge	Kanchanaburi	0-3446-2948
Tha Phae	Chaing Mai	0-5327-3171
Talat Anusarn	Chaing Mai	0-5327-3732
Pratu Thaphae	Chaing Mai	0-5320-6421
Thannon Kotchasan	Chaing Mai	0-5320-6257
Chiang Mai International Airport	Chaing Mai	0-5327-1361
Sompet Market (Chiangmai) Sub Branch	Chaing Mai	0-5321-9700
Chiang Rai	Chiang Rai	0-5371-1579
Sam Liam Thong Kham	Chiang Rai	0-5378-4190-1
Mae Hong Son Sub Branch	Mae Hong Son	0-5362-3526
Wat Phra Sirattanamahath	Phitsanulok	0-5524-3293
Sukhothai History Park	Sukhothai	0-5569-7089
Foodland (Pattaya)	Chon Buri	0-3848-8434
Royal Garden Plaza (Pattaya)	Chon Buri	0-3841-4704
Nova Lodge (Pattaya)	Chon Buri	0-3836-2405
Soibuakhao (Pattaya) Sub Branch	Chon Buri	0-3872-0960
Sawasdee (Pattaya)	Chon Buri	0-3841-2270-1
Charming Inn (Pattaya)	Chon Buri	0-3836-2510-1
Thanon Liabchaihatchomthian (Kongdongtan) Sub Branch	Chon Buri	0-3823-3736
Highfive Hotel (Pattaya)	Chon Buri	0-3842-7301
Pattaya	Chon Buri	0-3842-9985
Pattaya Sai 2	Chon Buri	0-3841-1605
Nautical Inn	Chon Buri	0-3841-6318
Koh Chang	Trad	0-3955-1000
Koh Chang Sub Branch	Trad	0-3955-1366
Satukan Square (Hua Hin)	Prachuap Khiri Khan	0-3253-1361
Sailom Pavilion	Prachuap Khiri Khan	0-3251-3655
Chatchai Market (Hua Hin)	Prachuap Khiri Khan	0-3253-1337
Cha-Am Sub Branch	Phetchaburi	0-3243-3745-6
Phi Phi Island (Krabi)	Krabi	0-7662-3130
Koh Lanta	Krabi	0-7568-4577
Ao Phranang 2	Krabi	0-7569-5561
Phi Phi Island 2	Krabi	-
Krabi	Krabi	0-7562-0623-4
Ao Phranang Beach (Krabi)	Krabi	0-7563-7629
Kao Lak	Phang-nga	0-7644-3366
Taweewong	Phuket	0-7634-0523
Patong Branch	Phuket	0-7634-1590
Patong	Phuket	0-7634-0746
Phuket	Phuket	0-7621-2254
Kata Plaza	Phuket	0-7633-0473
Karon	Phuket	0-7639-6475
Phuket Fantasy (Closed On Thursday)	Phuket	0-7672-1529
Laguna	Phuket	0-7632-5514
Ha Yeak Chalong	Phuket	0-7638-1370
Phuket International Airport	Phuket	0-7632-8324
Holiday Inn	Phuket	0-7634-2910
Tara Patong	Phuket	0-7629-4117
Karon 2	Phuket	0-7628-6504
Wongwian Karon	Phuket	0-7639-8294
Kamala Sub Branch	Phuket	0-7627-9227-8
Soi Keb Sub	Phuket	0-7634-0036
Ocean Bangla	Phuket	0-7634-0884
Ocean Hadpatong	Phuket	0-7634-4235
Chaweng	Surat Thani	0-7723-0926
Black Cat	Surat Thani	0-7742-2507
Koh Samui	Surat Thani	0-7742-0190
Talad Bophut (Koh Samui)	Surat Thani	0-7742-5507
Hat Lamai (Koh Samui)	Surat Thani	0-7742-4387
Koh Pha Ngan	Surat Thani	0-7737-7004
Chaweng 2	Surat Thani	0-7723-0493-4
Hat Rin (Koh Pha Ngan)	Surat Thani	0-7737-5483
Laem Din (Koh Samui)	Surat Thani	0-7741-4362
Ban Mae Nam (Koh Samui) Sub Branch	Surat Thani	0-7724-7516-7
Chaweng 2 (Koh Samui) Sub Branch	Surat Thani	0-7723-1667-70
Thanon thaweeratphakdee (Chaweng) Sub Branch	Surat Thani	0-7724-5891-2
Koh Tao Sub Branch	Surat Thani	0-7737-7109

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
OVERSEAS BRANCHES, AFFILIATED BANKS AND JOINT VENTURED BANKS

OVERSEAS BRANCHES

Singapore Branch
General Manager : Mr. Bandit Rojanavongse, VP
16 Collyer Quay, #25-02 Hitachi Tower, Singapore 049318
Telephone : 001-65-6536-4338 (ext. 200)
Fax : 001-65-6536-4728
Telex : RS 24419 SIAM SP
Swift : SICO SG SG
E-mail : bandit@siambk.com.sg

Hong Kong Branch
General Manager : Mrs. Lanlana Klangsap, AVP
Suite 1609, Jardine House 1 Connaught Place, Hong Kong
Telephone : 001-852-2524-4085
Fax : 001-852-2845-0293
Telex : 66150 SIAMB HX
Swift : SICO HK HH
E-mail : lanlana@scbhk.com.hk

Vientiane Branch
General Manager : Mr. Theerapan Nunthapolpat, AVP
117 Lanexang-Samsenthai Road Ban Sisaket Muang Chanthaburi, Vientiane
Lao People Democratic Republic P.O. Box 4809
Telephone : 007-856-21-217-500-1
Fax : 007-856-21-213-502
Telex : (0804) 4364 SCBVTE LS

AFFILIATED BANKS

Combodian Commercial Bank – Head Office
Director & General Manager : Mr. Sahasin Yuttarat, VP
26 Monivong Road, Snagkat Phsar Thmei 2
Khan Donpenh, Phnom Penh, Cambodia
Telephone : 001-855-23-426-145, 426-638-9, 213-601-2
Fax : 001-855-23-426-116
Telex : (0807) 36130
Swift : SICO KH PP
E-mail : ccbpp@online.com.kh
Website : www.ccb-cambodia.com

Combodian Commercial Bank – Battambang Branch
Branch Manager : Mr. Wichai On-Sri
Mokra Road, Kompong Krabey Svay Por,
Battambang, Cambodia
Telephone : 001-855-53-952-266
Fax : 001-855-53-370-130
E-mail : ccbbb@camshin.net

Combodian Commercial Bank – Siem Reap Branch
Branch Manager : Mr. Teang Kimsan
No. 130, Sivatha Road Mondol 1, Svay Dangkum
Siem Reap, Cambodia
Telephone : 001-855-63-964-392
Fax : 001-855-63-380-154
E-mail : ccbsrb@camshin.net

JOINT VENTURED BANKS

VinaSiam Bank – Head Office
General Manager : Mr. Viroj Thanapitak, AVP
No. 2 Oho Duc Chinh Street District 1, Hochiminh City
The Socialist Republic of Vietnam
Telephone : 001-84-8-821-0557
Fax : 001-84-8-821-0585
Telex : R813-322 VSB VT
Swift : VN BK VN VX
E-mail : vsb@hcm.vnn.vn

VinaSiam Bank – Ha Noi Branch
Branch Manager : Mr. Bui Huy Tuan
61 Ngo Thi Nham Street, Hai Ba Trung District, Ha Noi
The Socialist Republic of Vietnam
Telephone : 001-84-4-943-5570-2
Fax : 001-84-4-943-5573
E-mail : vsbhn@hn.vnn.vn

VinaSiam Bank – Sai Gon Branch
Branch Manager : Mr. Trinh Tien Dung
No. 20-18, 3/2 Street, District 10, Hochiminh City
The Socialist Republic of Vietnam
Telephone : 001-84-8-863-4067-9
Fax : 001-84-8-862-9997
E-mail : vsbsg@hn.vnn.vn

VinaSiam Bank – Dong Nai Branch
Branch Manager : Mr. Hoang Duy Tuyen
No. 93A Highway 1A, Ward Tan Phong
Bien Hoa City, Dong Nai Province
The Socialist Republic of Vietnam
Telephone : 001-84-6-199-6477-9
Fax : 001-84-6-199-6476
E-mail : dongnai@vinasiambank.com

VinaSiam Bank – Hoan Kiem Branch
Branch Manager : Mr. Nguyen Thanh Tung
No. 62 Hang Ga, Ward Hang Bo
Hoan Kiem District, Hanoi
The Socialist Republic of Vietnam
Telephone : 001-84-4-923-2343-4
Fax : 001-84-4-923-0969

VinaSiam Bank – Da Nang Branch
Branch Manager: Mr. Nguyen Thanh Lai
31 Phan Chu Trinh Street, Hai Chau District, Da Nang City
The Socialist Republic of Vietnam
Telephone : 001-84-5-118-4055-5
Fax : 001-84-5-118-4055-4
E-mail : danang@vinasiambank.com

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
REFERENCE INFORMATION

REGISTRAR
Thailand Securities Depository Company Limited
62 The Stock Exchange of Thailand
Rutchadapisek Road, Klongtoey, Bangkok 10110
Tel: 0-2229-2800
Fax: 0-2359-1262

TRUSTEE
Subordinated Notes due March 2006
The Bank of New York
101 Barclay Street, Floor 21W, New York, New York 10286 USA
Tel: 001-1-212-815-5381
Fax: 001-1-212-815-9215

AUDITOR
Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand) Registration No. 3356
or Mr. Permsak Jerajakwattana
Certified Public Accountant (Thailand) Registration No. 3427
or Mr. Niti Jeungnijnirun
Certified Public Accountant (Thailand) Registration No. 3809

Deloitte Touche Tohmatsu Jaiyos Office
Rajanakarn Building, 25th Floor,
183 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
Tel: 0-2676-5700
Fax: 0-2676-5757-8

LEGAL ADVISOR
Siam Niti Law Office Company Limited
SCB Park Plaza, Tower 1 West, 12th Floor,
18 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Tel: 0-2937-5000
Fax: 0-2937-5001

Cementhai Legal Counsel Limited
1 Siam Cement Road, Bangsue, Bangkok 10800
Tel: 0-2586-5777, 0-2586-5888
Fax: 0-2586-2976-7

Tax Advisor
Mr. Verachai Tantikul
The Siam Commercial Bank PCL Head Office Building
9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Tel: 0-2544-2490

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
FOR SHAREHOLDERS

The Bank's securities listed on the Stock Exchange of Thailand

1. Ordinary Shares, main board (SCB) and foreign board (SCB-F)
2. Preferred Shares, main board (SCB-P) and foreign board (SCB-Q)

   Preferred Share Conversion

Exercise Right	One preferred share converts into one ordinary share
Exercise Price	None
Conversion Period	Every three months (see below)

SCB's Financial Calendar 2006

Mar 16-30	Application submission of SCB-P
Mar 31	Exercise date for SCB-P
Jun 15-29	Application submission of SCB-P
Jun 30	Exercise date for SCB-P
Sep 15-29	Application submission of SCB-P
Sep 29	Exercise date for SCB-P
Dec 15-29	Application submission of SCB-P
Dec 29	Exercise date for SCB-P

Contact SCB Investor Relations at
Investor Relations Division, Finance Group
The Siam Commercial Bank PCL, Head Office, Floor 24A
9 Ratchadapisek Road, Jatujak, Bangkok 10900
Tel : +66 2 544-4222
Fax : +66 2 937-7931
E-mail : investor@scb.co.th investor.relations@scb.c

THE SIAM COMMERCIAL BANK PCL.

COMPANY REGISTRATION NUMBER	BOR MOR JOR 84
TYPE OF BUSINESS	BANKING

HEAD OFFICE

ADDRESS	9 RATCHADAPISEK ROAD, JATUJAK, BANGKOK 10900
TEL	+66 2 544-1111
FAX	+66 2 937-7931
SCB CALL CENTER	+66 2 777-7777
TELEX	82876 SIAMCOM TH / 20492 SIAMBNK TH
SWIFT BIC	SICOTHBK
WEBSITE	www.scb.co.th

2005 ANNUAL REPORT

PRODUCED BY	INVESTOR RELATIONS DIVISION, FINANCE GROUP THE SIAM COMMERICAL BANK PUB-
LIC COMANY LIMITED	
DESIGNED BY	P.O.P HOUSE CO., LTD.
PRITED BY	SIAM PRESS MANANGEMENT COMPANY LIMITED

Documents made or required making public and filed or required to file with the SET translated into English. Below are lists of information furnished to public and filed with the SET since December 2005 to April 2006.

Document No.	Date Published or Distributed	Document
1	Apr 27, 2005	Fire outbreak at SCB, Chidlom Branch
2	Apr 21, 2005	Summary statement of assets and liabilities as of March 31, 2006
3	Apr 20, 2005	Press release of Q1/2006 operating result
4	Apr 11, 2005	Report of preliminary result of tender offer (Form 247-6-b)
5	Apr 5, 2005	Notification as to the result of conversion of preferred shares into ordinary shares
6	Apr 4, 2005	Notification of the resolutions of the annual general meeting of shareholders of the Siam Commercial Bank PCL. No.183
7	Mar 27, 2005	Divestment in ordinary shares of Deves Insurance PCL.
8	Mar 23, 2005	Acquisition of Premier Enterprise PCL.'s common shares from debt restructuring.
9	Mar 21, 2005	Summary statement of assets and liabilities as of February 28, 2006
10	Mar 8, 2005	Submission of the Copy of the Tender Offer for all securities of Siam Panich Leasing PCL. (Form 247-4)
11	Mar 2, 2005	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
12	Feb 28, 2005	Management Discussion and Analysis For quarter4/2006 and the year ended December 31,2005
13	Feb 27, 2005	Change of the closing date of the book for the right to receive dividend
14	Feb 27, 2005	Submission of the copy of intention for tender offer form for securities of Siam Panich Leasing PCL. (Form 247-3)
15	Feb 27, 2005	*Notice of the resolution of the board of directors' meeting to make a tender offer*
16	Feb 27, 2005	Dividend payment and schedule for the annual general meeting of shareholders
17	Feb 21, 2005	Summary statement of assets and liabilities as of January 31, 2006
18	Jan 19, 2005	Press release of operating results for 2005
19	Jan 19, 2005	Summary statement of assets and liabilities as of December 30, 2005
20	Jan 5, 2005	Notification as to the result of conversion of preferred shares into ordinary shares
21	Dec 28, 2005	Divestment in ordinary shares of Thai Obayashi Corporation Ltd.
22	Dec 28, 2005	Divestment in ordinary shares of Angthong Sugar Terminal Ltd.
23	Dec 21, 2005	Summary statement of assets and liabilities as of November 30, 2005
24	Dec 2, 2005	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

- TRANSLATION FROM THAI TEXT -

BSCC 3-480475 December 2, 2005

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on December 30, 2005 is as follows:

Conversion Notice	December 16 – 30, 2005
Exercise Date	December 30, 2005
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are:
	1. form of conversion notice as prescribed by the Bank;
	2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of November 30, 2005

Assets	Baht	Liabilities	Baht
Cash	17,487,767,508.84	Deposits	634,163,500,722.52
Interbank and money market items	66,183,513,898.30	Interbank and money market items	24,417,317,515.02
Securities purchased under resale agreements	1,900,000,000.00	Liabilities payable on demand	3,146,351,336.46
Investments in securities, net	112,112,017,274.71	Securities sold under repurchase agreements	-
(with obligations Baht 19,550,042,000.00)		Borrowings	16,239,577,082.26
Credit advances (net of allowance for doubtful accounts)	548,308,568,483.48	Bank's liabilities under acceptances	354,972,105.01
Accrued interest receivables	1,664,232,106.13	Other liabilities	31,575,213,414.56
Properties foreclosed	14,400,398,959.01	**Total Liabilities**	**709,896,932,175.83**
Customers' liabilities under acceptances	354,972,105.01	**Shareholders' Equity**	
Premises and equipment, net	21,740,206,692.27	Paid-up share capital	
Other assets	18,297,783,236.99	(registered share capital Baht 70,000,000,000.00)	33,991,921,980.00
		Reserves and net profit after appropriation	38,091,875,621.48
		Other reserves and profit and loss account	20,468,730,487.43
		Total Shareholders' Equity	**92,552,528,088.91**
Total Assets	**802,449,460,264.74**	**Total Liabilities and Shareholders' Equity**	**802,449,460,264.74**
Customers' liabilities under unmatured bills	4,711,114,371.49	Bank's liabilities under unmatured bills	4,711,114,371.49
Total	**807,160,574,636.23**	**Total**	**807,160,574,636.23**

	Baht
Non-Performing Loans As of 30 September 2005 (Quarterly)	67,526,122,000.00
(11.25 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 September 2005 (Quarterly)	40,599,750,000.00
Actual allowance for doubtful accounts	54,880,958,947.16
Loans to related parties	8,127,941,353.69
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,493,793,646.19
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,860,310,765.96
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	2,207,763,210.98
Total liabilities	2,931,525.51
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,190,909,371.72
Letters of credit	9,844,820,402.51

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQI 480667

28 December 2005

The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Angthong Sugar Terminal Limited as follows:

Transaction Date	:	27 December 2005
Involves Parties	:	Seller : Siam Commercial Bank Pcl Buyer : Ban Pong Intertrade Limited
Relationship of the Parties	:	No relationship
Transaction Assets	:	Ordinary shares of Angthong Sugar Terminal Limited
Objective	:	To reduce investment in non-core business.
Type of Business	:	Sugar warehouse and sugar export services
Registered Capital	:	Baht 50.00 Million (Paid-up Capital Baht 50.00 Million)
Type of Transaction	:	SCB sold ordinary shares of Angthong Sugar Teminal Limited to Ban Pong Intertrade Limited
Price (Baht /Share)	:	155.00 baht/share
Number of Shares	:	50,000 shares (10% of registered capital)
Total value of transaction	:	Baht 7,750,000
Percentage of Shareholding	:	After the completion of this transaction, SCB does not hold ordinary shares of Angthong Sugar Terminal Limited
Transaction Size	:	The transaction size is 0.00014% of SCB's net tangible assets; hence it does not fall under the SET's rules on the acquisition and disposal of assets or the SET' rules on the connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

EVP and Division Head, Corporate Bank-Strategic Planing Division

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQI 480671

28 December 2005

The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Thai Obayashi Corporation Limited as follows:

Transaction Date	:	28 December 2005
Involves Parties	:	Seller : Siam Commercial Bank Pcl Buyer : Nantawan-Marusei Limited
Transaction Assets	:	Ordinary shares of Thai Obayashi Corporation Limited
Objective	:	To reduce equity holding in Thai Obayashi Corporation Limited to no more than 10% of the company registered and paid up capital as required by the Bank of Thailand
Type of Business	:	Building construction
Registered Capital	:	Baht 20.00 Million (Paid-up Capital Baht 10.00 Million)
Type of Transaction	:	SCB sold ordinary shares of Thai Obayashi Corporation Limited to Nantawan-Marusei Limited
Price (Baht /Share)	:	208,104 baht/share
Number of Shares	:	500 shares (2.50% of registered capital)
Total value of transaction	:	Baht 104,052,000
Percentage of Shareholding	:	After the completion of this transaction, SCB's stake in Thai Obayashi Corporation Limited has decreased from 12.50% (2,500 ordinary shares) to 10.00% of the company's paid-up capital (2,000 ordinary shares)
Transaction Size	:	The transaction size is 0.002% of SCB's net tangible assets; hence it does not fall under the SET's rules on the acquisition and disposal of assets or the SET's rules on the connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

EVP and Division Head, Corporate Bank-Strategic Planning Division

ครบรอบ 100 ปี
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 3-490003 January 5, 2006

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 30, 2005 exercise date, applications for conversion were for 89,097,606 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(1,005,595,559)	Shares
Conversion per this exercise date (December 30, 2005)	(89,097,606)	Shares
Convertible preferred shares outstanding	1,517;422,405	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	198,316,555	Shares
Previous conversion from preferred shares	1,005,595,559	Shares
Conversion per this exercise date (December 30, 2005)	89,097,606	Shares
Total ordinary shares outstanding	1,881,769,793	Shares
No. of new converted shares held by **foreign** shareholders	81,815,200	Shares
No. of new converted shares held by **local** shareholders	7,282,406	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of December 31, 2005

Assets	Baht	Liabilities	Baht
Cash	23,848,400,253.57	Deposits	622,431,094,863.38
Interbank and money market items	53,512,681,833.76	Interbank and money market items	27,645,697,133.45
Securities purchased under resale agreements	100,000,000.00	Liabilities payable on demand	2,664,196,123.64
Investments in securities, net	112,366,195,335.69	Securities sold under repurchase agreements	500,000,000.00
(with obligations Baht 15,328,292,000.00)		Borrowings	27,694,241,782.06
Credit advances (net of allowance for doubtful accounts)	554,289,550,214.54	Bank's liabilities under acceptances	454,190,618.24
Accrued interest receivables	1,503,063,072.69	Other liabilities	28,651,253,331.24
Properties foreclosed	17,522,139,010.65	**Total Liabilities**	**710,040,673,852.01**
Customers' liabilities under acceptances	454,190,618.24	**Shareholders' Equity**	
Premises and equipment, net	25,553,416,267.97	Paid-up share capital	
Other assets	18,623,449,867.69	(registered share capital Baht 70,000,000,000.00)	33,991,921,980.00
		Reserves and net profit after appropriation	38,091,875,621.48
		Other reserves and profit and loss account	25,648,615,021.31
		Total Shareholders' Equity	**97,732,412,622.79**
Total Assets	**807,773,086,474.80**	**Total Liabilities and Shareholders' Equity**	**807,773,086,474.80**
Customers' liabilities under unmatured bills	4,587,742,000.33	Bank's liabilities under unmatured bills	4,587,742,000.33
Total	**812,360,828,475.13**	**Total**	**812,360,828,475.13**

	Baht
Non-Performing Loans As of 31 December 2005 (Quarterly)	57,121,653,000.00
(9.33 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 December 2005 (Quarterly)	32,908,786,000.00
Actual allowance for doubtful accounts	49,688,489,476.24
Loans to related parties	5,825,657,418.30
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,556,886,283.22
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,790,624,533.80
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	764,042,745.88
Total liabilities	4,658,019.50
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,013,400,826.58
Letters of credit	10,696,274,751.05

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

www.scb.co.th

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

Date: January 20, 2006

The Siam Commercial Bank PCL announces financial performance for year 2005. Net profit was a record high, with the largest distribution network and NPLs reduced to 9.3%.

The Siam Commercial Bank PCL announces the preliminary results of operation for the year ended December 31, 2005. **Net profit was a record high at Baht 18,883 million. Core profit** (profit before provision, income tax and excluding investment gain) **was Baht 19,841 million, an increase of Baht 4,482 million or 29.2%** from Baht 15,359 million recorded in 2004. The increase is mainly attributed to higher interest and dividend income resulting from loan expansion and interest spread management, as well as continuing increase in fee and service income.

Net profit for the fourth quarter of year 2005 was Baht 4,400 million, an increase from Baht 3,125 million in the same period of 2004, but a decrease from Baht 5,272 million in the previous quarter because in this quarter the Bank began to pay income tax of Baht 607 million.

Dr. Vichit Suraphongchai, Chairman of the Executive Committee said that:

"The Bank's results were outstanding. Net profit was a record high in the Bank's history. The results reflected SCB Group's policy to focus on quality growth. Expansion of distribution channels, 130 new branch openings and 844 ATMs within one year, ability to retain the Group's leadership positions and market share, and to offer innovative products & services have all contributed to the impressive increase of interest income and fee income."

"Regarding 2006 policy, the Bank will continue to drive for growth in 2006. Besides assets and network expansion, we will also focus on building quality of service for highest customer satisfaction."

Khunying Jada Wattanasiritham, President & Chief Executive Officer said:

"Net profit for 2005 was the highest in our history as a result of continuous improvement in the core business. Net loan growth was 8.7% with good growth in all customer segments especially personal loans, boosting net interest margin (NIM) to 3.3%. Fee and service income increased 25.0%. For the past three years, the Bank's fee income has increased at sustained high rates."

"Regarding the notable decrease in NPLs, the Bank had substantially reduced NPLs through debt restructuring, write-offs and assets sales. NPLs decreased by nearly Baht 17,000 million to Baht 57,122 million or 9.3% of total loans as of year end 2005."

Management Discussion and Analysis

For the year ended December 31, 2005

Net profit before audit by independent auditors for 2005 was a record high at Baht 18,883 million, an increase from Baht 18,487 million recorded last year.

Core profit (profit before provision, income tax and excluding investment gain) was Baht 19,841 million, an increase of Baht 4,482 million or 29.2% from Baht 15,359 million recorded in 2004.

	2005	2004	% yoy
Net Profit	18,883	18,489	2.1%
Bad Debts and Doubtful Accounts	1,200	4,900	-75.5%
Income Tax	607	24	2429.2%
Gain on investments	848	8,054	-89.5%
Core Profit	19,841	15,359	29.2%

Significant items of operating results for the year ended 2005:

1. Net interest and dividend income

Net interest and dividend income increased by Baht 4,243 million or 20.5% yoy to Baht 24,989 million as interest income increased higher than interest expenses. In the fourth quarter of 2005, the Bank was Baht 6,409 million in net interest and dividend income, a decrease of Baht 293 million qoq, an increase of Baht 495 million yoy.

(Million Baht)

	2005	2004	% yoy
Interest and Dividend Income	31,542	26,718	18.1%
- Loans	25,869	21,631	19.6%
- Interbank and money market	1,846	965	91.2%
- Investments	3,828	4,122	-7.1%
Interest Expenses	6,553	5,972	9.7%
- Deposits	5,330	4,878	9.3%
- Interbank and money market	306	95	221.8%
- Short-term borrowings	274	102	169.0%
- Long-term borrowings	643	897	-28.3%
Net Interest and Dividend Income	24,989	20,746	20.5%
Net Interest Margin	**3.33%**	**2.80%**	

Interest on loans rose Baht 4,238 million yoy to Baht 25,869 million, mainly due to loan expansion and interest rate adjustments. Interest income from interbank and money markets increased by Baht 881 million yoy to Baht 1,846 million due to rising interbank interest rates and higher transactions. Interest and dividend income on investments declined by Baht 294 million yoy to Baht 3,828 million due to the liquidity management.

Interest expenses increased Baht 581 million or 9.7% yoy to Baht 6,553 million with deposit cost growing by Baht 452 million on higher fixed- deposit rates. In addition, interest on interbank and money market items rose by Baht 211 million due to marked growth in money market transactions. Interest on short-term borrowings increased by Baht 172 million as the bank had issued short-term debt instruments while interest on long-term borrowings declined Baht 254 million from the conversion of subordinated convertible bonds under 1 year into short-term borrowings.

Strong interest income growth and slower growth in funding costs improved net interest margin (NIM) to 3.33% in 2005 from 2.80% in the previous year. Net interest margin for 4Q05 was 3.35%.

2. Non-interest income

In 2005, the Bank booked investment gain of Baht 848 million compared with Baht 8,054 million last year. Excluding investment gain, non-interest income from core business was Baht 13,772 million, an increase of Baht 2,749 million or 24.9% from last year. Non-interest income for year 2005 was Baht 14,620 million, a decrease of Baht 4,457 million or 23.4% yoy.

- Fee & service income increased markedly by Baht 1,942 million or 25.0% yoy to Baht 9,717 million on growth in card business, Bancassurance, capital market, cash management, loans related fees and trade finance.
- Gain on exchange was Baht 1,934 million, an increase of Baht 447 million compared to a year earlier due to expansion in business volume especially with corporate clients.
- Income from subsidiaries decreased by Baht 402 million to Baht 1,001 million, mostly from lower performance of subsidiaries according to market conditions.
- Other income increased by Baht 761 million to Baht 1,119 million mainly from gain on disposal of assets and foreclosed properties, reversal of provision for diminution in appraised value of land and premises and provision for expense on sales of foreclosed properties.

(Million Baht)

	2005	2004	% yoy
Fee and service income	9,717	7,775	25.0%
- Acceptances, aval and guarantees	799	708	12.8%
- Others	8,918	7,067	26.2%
Gain on exchange	1,934	1,487	30.0%
Income from equity interest in subsidiaries/associated companies	1,001	1,403	-28.6%
Other income	1,119	358	212.5%
Total core-business income	13,772	11,023	24.9%
Gain/loss from investments	848	8,054	-89.5%
Total Non-Interest Income	14,620	19,077	-23.4%

3. Non-interest expenses

Non-interest expenses for 2005 increased 15.3% or Baht 2,510 million to Baht 18,920 million from Baht 16,410 million a year earlier.

- Premise and equipment expenses increased by Baht 747 million or 21.3% mainly from network expansion and other banking system expenses.

- Personnel expenses increased by Baht 729 million or 12.4% from provision for deferred bonus, salary adjustment and higher headcount.
- Fee and service expenses increased Baht 609 million due to higher business volume and more outsourcing.
- Other expenses increased by Baht 230 million due to expenses related to card business and marketing expenditures.
- Tax and duties increased by Baht 135 million.

(Million Baht)

	2005	**2004**	**% yoy**
Personnel expenses	6,619	5,890	12.4%
Premises and equipment expenses	4,248	3,501	21.3%
Tax and duties	1,334	1,199	11.2%
Fee and service expenses	2,238	1,629	37.4%
Directors' remuneration	79	69	14.3%
Contribution to the FIDF	2,510	2,459	2.0%
Other expenses	1,892	1,662	13.8%
Total Non-Interest Expenses	18,920	16,410	15.3%
Operating Cost to Income Ratio	**48.8%**	**51.7%**	

Operating cost to income ratio decreased slightly to 48.8% from 51.7% last year as operating income increased faster than operating expenses.

4. Loan loss provision

Provision decreased to Baht 1,200 million from Baht 4,900 million a year ago as in the previous year the Bank set provisions for past dues of more than 48 months against which lawsuits were not filed and for loan losses arising from the tsunami.

Balance sheet as at December 31, 2005

1. Loans and Deposits

As at December 31, 2005, total loans outstanding were Baht 603,812 million, an increase of Baht 48,362 million or 8.7% from the end of last year.

From end 2005, good loans expanded by Baht 68,878 million or 14.7%. Loans under Special Assets Group dropped by Baht 20,516 million or 23.3%.

Loan growth was broad-based. Retail loan growth remained strong, up Baht 40,067 million or 25.7% from the end of last year. Corporate loans grew by Baht 15,346 million or 7.2%, while SME loans increased by Baht 13,464 million or 13.7% from end 2005.

(Million Baht)

Loans	Dec 31, 05	Dec 31, 04	% yoy
Good Bank	536,372	467,494	14.7%
- Corporate	228,970	213,624	7.2%
- SME	111,493	98,029	13.7%
- Retail	195,909	155,841	25.7%
Bad Bank	67,440	87,956	-23.3%
Total Loans	603,812	555,450	8.7%

At the end of 2005, deposits stood at Baht 622,431 million, a decline of Baht 2,287 million or 0.4% from end 2004. Fixed deposits declined by 12.8%, though 6-12–month fixed deposits increased 22.3%. The main sources of deposit growth were demand deposits (up 8.7%) and savings deposits (up 9.9%)

(Million Baht)

Deposits	Dec 31, 05	Dec 31, 04	% yoy
Demand	29,443	27,085	8.7%
Savings	348,518	317,201	9.9%
Fixed	244,471	280,432	-12.8%
- Less than 6 months	165,708	196,544	-15.7%
- 6 months and up to 1 year	21,086	17,241	22.3%
- Over 1 year	57,677	66,647	-13.5%
Total Deposits	622,431	624,718	-0.4%
Gross Loans to Deposits Ratio	**97.0%**	**88.9%**	
Net Loans to Deposits Ratio	**89.1%**	**79.1%**	

As at December 31, 2005, loans to deposits ratio was 97.0%. Net loans (after loan loss reserve) to deposits ratio increased to 89.1% from 79.1% at end 2004 as loan growth outpaced deposit growth.

2. Investments

Investments totaled Baht 112,366 million, a decline of 14.1% from the end of 2004. Net short-term investments declined Baht 9,578 million and net long-term investments decreased Baht 8,513 million. The decrease was due to the sales of debt and equity securities of non-core businesses. Net investment in subsidiaries and associated companies decreased Baht 311 million due mainly to the sale of The Book Club Finance PCL.

(Million Baht)

Investments	Dec 31, 05	Dec 31, 04	% yoy
- Short-term investment-net	20,545	30,123	-31.8%
- Long-term investment-net	73,426	81,939	-10.4%
- Investment in subsidiaries and associated companies-net	18,395	18,706	-1.7%
Total Investments-net	112,366	130,768	-14.1%

3. Borrowings

Borrowings increased by Baht 11,484 million to Baht 27,694 million or 70.8% from end 2004, short-term borrowings up Baht 18,791 million due mainly to the issue of short-term debentures in December while long-term borrowings declined Baht 7,306 million due to conversion of subordinated convertible bonds into ordinary shares.

4. Shareholders' equity

As at December 31, 2005, shareholders' equity stood at Baht 97,732 million, equivalent to book value per share of Baht 28.75 (ordinary and preferred shares at end of December 2005 totaled 3,399.2 million shares). Shareholders' equity rose by Baht 15,699 million from the end of last year. Principal items are :

- Baht 18,882 million increase from profits for the year.
- Premium on shares increased Baht 1,074 million to Baht 11,124 million from conversion of subordinated convertible bonds.
- Baht 3,271 million increase from revaluation surplus on land and appraisal

In 2005, the Bank paid dividend from 2004 net profit in April at Baht 2 per share or Baht 6,718 million.

Total Capital Funds

Total capital funds (tier 1 and tier 2) at December 31, 2005 were Baht 91,791 million or approximately 15.1% of total risk assets, of which about 11.9% or Baht 72,084 million was tier 1 capital.

Non-Performing Loans (NPLs)

As of December 31, 2005, NPLs including loans classified as substandard and lower according to the Bank of Thailand's definition were Baht 57,122 million or 9.3%, a decline of Baht 16,825 million from Baht 73,947 million (13.1%) at the end of 2004. NPLs including Chatuchak AMC's portfolio as at December 31, 2005 were Baht 59,765 million or 9.7%, a decrease from Baht 75,382 million (13.3%) at the end of 2004.

Allowance for doubtful accounts as at December 31, 2005 stood at Baht 49,523 million, a decline of Baht 11,888 million from Baht 61,411 million at end 2004 as a result of loan write-offs and NPLs sales. Loan loss coverage ratio was 86.7% at end of 2005, a slight increase from 83.0% at the end of last year.

(Million Baht)

	Dec 31, 05		Dec 31, 04	
	Amount	**Allowance for classified loans**	**Amount**	**Allowance for Classified loans**
Classified loans and Allowance for Doubtful Accounts				
Normal	546,718	7,541	481,305	6,511
Special Mention	8,252	164	9,086	71
Substandard	6,092	337	5,838	504
Doubtful	7,187	1,386	5,458	2,375
Doubtful Loss	43,843	20,496	62,651	32,196
Total	612,092	29,924	564,338	41,657
General and Specific Allowance		19,764		19,959
Total Allowance		49,688		61,616
Non-performing Loans (Substandard and lower)	57,122		73,947	
% of Total Classified Loans	9.3%		13.1%	

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institution but excluding accrued interest receivable and other assets

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of January 31, 2006

Assets	Baht	Liabilities	Baht
Cash	20,588,457,665.96	Deposits	695,463,819,555.82
Interbank and money market items	96,810,975,517.21	Interbank and money market items	23,361,077,813.44
Securities purchased under resale agreements	20,700,000,000.00	Liabilities payable on demand	3,353,776,263.83
Investments in securities, net	105,578,867,602.90	Securities sold under repurchase agreements	-
(with obligations Baht 12,927,412,000.00)		Borrowings	32,337,543,055.98
Credit advances (net of allowance for doubtful accounts)	568,912,385,285.03	Bank's liabilities under acceptances	577,366,909.09
Accrued interest receivables	1,605,447,578.43	Other liabilities	21,461,409,059.97
Properties foreclosed	17,530,124,731.77	**Total Liabilities**	**776,554,992,658.13**
Customers' liabilities under acceptances	577,366,909.09	***Shareholders' Equity***	
Premises and equipment, net	25,486,868,793.45	Paid-up share capital	
Other assets	17,991,285,482.54	(registered share capital Baht 70,000,000,000.00)	33,991,921,980.00
		Reserves and net profit after appropriation	38,091,875,621.48
		Other reserves and profit and loss account	27,142,989,306.77
		Total Shareholders' Equity	**99,226,786,908.25**
Total Assets	**875,781,779,566.38**	**Total Liabilities and Shareholders' Equity**	**875,781,779,566.38**
Customers' liabilities under unmatured bills	4,706,100,797.35	Bank's liabilities under unmatured bills	4,706,100,797.35
Total	**880,487,880,363.73**	**Total**	**880,487,880,363.73**

	Baht
Non-Performing Loans As of 31 December 2005 (Quarterly)	57,121,653,000.00
(9.33 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 December 2005 (Quarterly)	32,908,786,000.00
Actual allowance for doubtful accounts	49,499,001,265.68
Loans to related parties	8,959,002,558.70
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,535,940,201.14
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,460,618,376.53
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	1,669,728,796.15
Total liabilities	2,808,877.68
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,886,999,554.01
Letters of credit	8,488,133,835.89

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

ครบรอบ 100 ปี
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

BSS. 490006 27 February 2006

Subject: Dividend Payment and Schedule for the Annual General Meeting of Shareholders

The President

The Stock Exchange of Thailand

Dear Sir,

At its Meeting No. 2/2006 held on 27 February 2006, the Board of Directors of the Siam Commercial Bank PCL passed the following resolutions:

1. The Board of Directors passed a resolution to recommend the Shareholders to approve the dividend payment for shareholders holding preferred shares and ordinary shares at the rate of Baht 3 per share whereby the closing date of the share register book suspending any transfer of shares to determine and identify the right to receive dividend payment be commenced from 12.00 hours of 19 April 2006 and the dividend payment be paid on 28 April 2006.

2. The Annual General Meeting of Shareholders No. 183 will be held on 4 April 2006 at 10.00 a.m. at Mahisorn Hall, Siam Commercial Bank, Head Office, 9 Rutchadapisek Road, Jatujak, Bangkok to consider the following agenda:-

   (1) To consider and approve the Minutes of the Annual General Meeting of Shareholders No. 182 held on 5 April 2005.

   (2) To inform the Annual Report prepared by the Board of Directors for the financial year 2005.

   (3) To consider and approve the financial statements for the financial year 2005 ended 31 December 2005.

The Board of Directors passed a resolution to recommend the Shareholders that the financial statements for the financial year 2005 ended 31 December 2005 which have already been audited and certified by the auditors of the Bank should be approved.

(4) To consider and approve the allocation of profits and dividend payment from the Bank's operational result of year 2005.

The Board considered that the allocation from the net profits for the financial year 2005 in the amount of Baht 18,883 million, the amount of Baht 944 million as a legal reserved fund at the rate of 5 percent of such net profits.

With respect to the payment of dividends, the Board considered that on the occasion of the Bank's 100th year centennial anniversary in January 2007, special dividend should be paid to the shareholders. The Board therefore approved to propose to the shareholders meeting to approve the payment of dividend to the shareholders holding preferred shares and ordinary shares at the rate of Baht 3 per share. comprising the normal dividend of Baht 2 per share (being 36 per cent of the net profits of the year 2005) and special dividend of Baht 1 per share, totalling Baht 10,198 million.

The dividend allocation or distribution shall be made only to shareholders entitled to receive dividend according to the Bank's Articles of Association whose names appearing in the shareholders register book as of the date on which the shareholders registration books is closed for suspension of any transfer of shares payment, which is 19 April 2006 at 12.00 hours in order to determine to the right to receive dividend which is receivable within a period of 10 years. The Bank determines that the dividend payment shall be made on 28 April 2006.

(5) To consider and approve the distribution of directors' bonus and to inform the directors' remuneration for year 2006.

The Board concurred with the recommendation proposed by the Compensation Committee that the directors' bonus should be allocated in the manner consistent with that of the dividend payment to the shareholders. Since the Board has played a crucial role in the Bank's governance and management policies resulting to the net profits of the Bank in the amount of Baht 18,883 million in the year 2005, the directors' bonus should be allocated at the rate of 0.5 percent of dividend and allocated among the directors at the Board's discretion.

In addition, in order to comply with the good governance principles, the shareholders should be informed as to the amount of remuneration for the directors of the Board and the members of board-committees for the year 2006 which are to be distributed at the rates similar to those of the year 2005.

(6) To consider and elect the directors in replacement of those retired by rotation.

The Board (exclusive of interested directors) concurred with the Nomination and Corporate Governance Committee's proposal that the said 5 directors retired by rotation in the year 2006 namely (1) Mr. Bodin Asavanich; (2) Ms. Puntip Surathin; (3) Mr. Maris Samaram; (4) Mr. Tiraphot Vajrabhaya; and (5) Mr. Pichai Chunhavajira should be re-elected to continue their offices.

(7) To consider and approve the issuance of debentures and/or subordinated debentures and/or short-term debentures and/or other types of debentures in the amount not exceeding Baht 100,000 million or equivalent in any other foreign currency.

The Board concurred with the recommendation proposed by the management and it should be proposed to the shareholders for their approval on the issuance of debentures and/or subordinated debentures and/or other types of debentures in the amount not exceeding Baht 100,000 million or equivalent in any other currency according to the following details:

Type	:	All types of debentures. (short–term debentures and/or subordinated or unsubordinated debentures and/or with or without debentures holders representative and/or secured or unsecured debentures)
Currency	:	Thai Baht and/or any other foreign currency.
Amount	:	Not exceeding Baht 100,000 million or equivalent in any other foreign currency.
Offering for Sale	:	Offering for sale in Thailand and/or overseas to specific investors and/or institutional investors in accordance with the SEC's notification and/or to general public and/or existing shareholders, all of which may be issued and offered for sale within one time or several times as the Bank may deem appropriate.
Other Conditions	:	The Board of Directors and/or persons designated by the Board of Directors are authorized to prescribe other details of the debentures; such as, type, collateral, currency, amount, duration, denomination value, issuing price, coupon rate, redemption rights, duration of the program and/or to set forth amount of revolving fund in case of short-term debentures, method and duration for issuance and offer for sale, as well as to prescribe any criteria, condition, and details or to perform any acts and things in connection thereto as it may deem appropriate, all of which pursuant to the applicable laws, rules and regulations.

(8) To consider and appoint the auditors and fix the auditing fee.

The Board considered and approve the Audit Committee's recommendation that the appointment of Dr. Suphamit Techamontrikul, the auditor signing in the auditor's reports, License No. 3356 or Mr. Niti Jeungnijnirun, License No. 3809 or Mr. Permsak Jerajakwattana, License No. 3427, each of which from Deloitte Touche Tohmatsu Jaiyos, to be the auditor of the Bank for the financial year 2006 be approved and that the auditing fees and other fees be fixed in the amount of Baht 11.56 million in total, consisting of Baht 7.15 million for auditing the Bank's accounts, Baht 3.59 million for auditing the Bank's foreign branches, and Baht 0.82 million for other audits including to inform the auditing fee in general for the Bank's affiliates in the preliminary amount of Baht 4.975 million.

(9) To consider and approve the amendment to Clause 4 of the Bank's Memorandum of Association.

The Board of Directors passed a resolution that the amendment to Clause 4 of the Bank's Memorandum of Association should be approved in order for it to be in line with conversion of preferred shares into ordinary shares in the amount of 125,211,377 shares in year 2005, which would be amended to read as follows:

"Clause 4	The registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million shares)
	At par value per share of	Baht 10	(Ten Baht)
	Consisting of: Ordinary shares and	1,903,453,238 shares	(One Thousand Nine Hundred Three Million Four Hundred Fifty Three Thousand Two Hundred and Thirty Eight shares)
	Preferred shares	5,096,546,762 shares	(Five Thousand Ninety Six Million Five Hundred Forty Six Thousand Seven Hundred and Sixty Two shares)"

3. The closing date of Shareholder's register for determining the right to attend the Annual General Meeting of Shareholders No. 183 is from 15 March 2006 at 12.00 hours until the Annual General Meeting of Shareholders is concluded.

This notice of the Board Directors' resolution regarding and dividend payment and the date of the Annual General Meeting and the Notice of the Annual General Meeting of Shareholders No. 183 was posted on the website (www.scb.co.th) under "Investor Relations" from 28 February 2006. The Notice of the Annual General Meeting of Shareholders No. 183 and the proxy form will be sent by registered post to shareholders whose names are on the Shareholder Book on 15 March 2006, The Book closing date for the right to attend the Annual General Meeting of Shareholders.

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President

ครบรอบ 100 ปี
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

-Translation-

BSS. 490007

February 27, 2006

Subject : Notice of the Resolution of the Board of Directors' Meeting to Make a Tender Offer

The President

The Stock Exchange of Thailand

The Siam Commercial Bank Public Company Limited (the "Bank") held the Board of Directors Meeting No. 2/2006 on February 27, 2006. The Board of Directors Meeting passed the resolution to make a tender offer for securities of Siam Panich Leasing Public Company Limited ("SPL" or the "Company"). The details of which are as follows:

Securities	:	Ordinary shares of Siam Panich Leasing Public Company Limited
Number of Securities Tendered	:	135,204,161 ordinary shares, which is equivalent to 62.89% of total paid-up ordinary shares of the Company
Tender Offer Price	:	Baht 38.00 per share The offerees are still entitled to receive dividend payment for the year 2005 at Baht 2.00 per share although they submit the Tender Offer Acceptance Form before the closing of SPL's share register book for the right to receive such dividend.
Total Value	:	Not more than Baht 5,137,758,118.00
Conditions	:	This tender offer is a voluntary tender offer. The tender offer will be cancelled if by the end of the tender offer period, there are less than 81,458,618 ordinary shares, representing 37.89% of total paid-up ordinary shares of the Company, tendered by the offerees. (As of February 27, 2006, the Bank together with its

related persons holds 79,778,011 shares in the Company representing 37.11% of total paid-up ordinary shares of the Company).

Objective	:	The Bank's objective of this tender offer is to proactively and fully expand into the hire purchase business. If the minimum target of additional shareholding can not be achieved, SCB will cancel the tender offer. However, SCB still has a policy to expand into hire purchase business either by operating as a bank's business unit or through a new or existing subsidiary that SCB has more than 75% shareholding.
The Company's Status	:	The Bank will not delist SPL from the Stock Exchange of Thailand for the period of 12 months after the end of the tender offer period, unless the tender offeror is required to comply with applicable rules and regulations.
Other Conditions	:	The Board of Directors of the Bank has empowered the President and CEO to be the person who retains the right to set out the rules, conditions, and details relating to the tender offer including any action required under applicable rules and regulations.

Please be informed accordingly,

Yours sincerely,

The Siam Commercial Bank Public Company Limited

(Khunying Jada Wattanasiritham)

President and CEO

EQ 490105

February 27, 2006

Subject : Submission of the Copy of Intention for Tender offer Form for Securities (Form 247-3) of Siam Panich Leasing PCL.

To : The President of the Stock Exchange of Thailand

The Siam Commercial Bank PCL. (SCB) would like to submit a copy of the Declaration of Intention for Tender Offer (Form 247-3) of Siam Panich Leasing PCL. (SPL) as per attached.

Yours sincerely,

Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santiprabhob)

EVP, Head of Corporate Bank-Strategic Planning Division

(TRANSLATION)

Statement of Intention to Make a Tender Offer

1. Submission date of the Statement of Intention to Make a Tender Offer

February 27, 2006

2. Name of person making the Statement of Intention to Make a Tender Offer

The Siam Commercial Bank Public Company Limited ("SCB")
Telephone number: 0-2544-2303

3. Intention to make tender offer for the securities of

Siam Panich Leasing Public Company Limited ("SPL" or "the Company")

4. Details of securities to be offered

(✓) will make a tender offer for all securities of the Company voluntarily

(   ) will make a partial tender offer for the securities of the Company according to Chapter 5 of the Notification of the Securities Exchange Commission (the "SEC") No. Gor Jor. 53/2545

Type of Securities	Class	No. of Securities Tendered (Shares)	% of Securities Tendered Compared to		Tender Offer Price Per Share (Baht)	Total Tender Offer Value (Baht)
			Total Paid-up Securities	Total Voting Rights		
Ordinary Shares	-	135,204,161	62.89	62.89	38.00[/1]	5,137,758,118.00
Preferred Shares	-	-	-	-	-	-
Warrants	-	-	-	-	-	-
Convertible Debentures	-	-	-	-	-	-
Others (if any)	-	-	-	-	-	-
			Total	62.89		5,137,758,118.00

Note: [/1]The offerees are still entitled to receive dividend payment for the year 2005 at Baht 2 per share although they submit the Tender Offer Acceptance Form before the closing of share register book for the right to receive such dividend.

5. Securities held prior to the making of tender offer and other securities, which will be acquired in the future under any other agreements (Information as of the date of submission of this statement)

5.1 Shares

Name	Type of shares	No. of Shares (Shares)	% Compared to Total Paid-up Shares of the Company	% Compared to Total Voting Rights of the Company
I. Person making the statement of intention for tender offer	Ordinary Shares	79,317,111	36.89	36.89
II. Persons in the same group as the person making the statement of Intention for Tender Offer	-	-	-	-
III. Persons falling under Section 258 of the persons in I and II - Siam Commercial New York Life Insurance Public Company Limited	Ordinary Shares	460,900	0.21	0.21
IV. Other Agreements	-	-	-	-
	Total	79,778,011	37.11	37.11

5.2 Convertible securities

- None -

6. Name of the financial advisor/tender offer preparer

SCB Securities Company Limited

7. Name of the other advisor

- None -

8. Expected date to officially submit tender offer

March 8, 2006

9. Summary of contract/agreement/memorandum of understanding entered into by the person making this statement prior to the submission of this statement for the purposes of buying and selling significant amount of SPL's shares, irrespective of whether such contract/ agreement/memorandum of understanding was entered into for the purpose of buying and selling securities in the tender offer

- None -

We hereby certify that the above mentioned statement is correct and accurate and that there is no information contained herein that may lead other persons to misunderstanding in any material respect and no concealment is made of any material information.

Khunying Jada Wattanasiritham
(Khunying Jada Wattanasiritham)
President & CEO

Siam Commercial Bank Public Company Limited
Person making the Statement of Intention for Tender Offer

We have thoroughly reviewed the information contained herein and hereby certify that the person making this declaration are capable of making the tender offer as announced to the public and have disclosed complete and correct information.

M.L. Chayotid Kridakon
(M.L. Chayotid Kridakon)
Chief Executive Officer

Mr. Supattanapong Punmeechaow
(Mr. Supattanapong Punmeechaow)
Executive Director

SCB Securities Company Limited
Tender Offer Preparer

- Translation -

BSS. 2-490058 27 February 2006

Subject: Change of the closing date of the book for the right to receive dividend.

The President
The Stock Exchange of Thailand

Dear Sir,

With reference to Siam Commercial Bank's notice No. BSS. 490006, dated 27 February 2006 concerning dividend payment and the date of the annual general meeting of shareholders, please be informed that the closing date of the book for the right to dividend payment is changed to 18 April 2006, 12.00 hours, not 19 April 2006, 12.00 hours as previously stated as the government has declared 19 April 2006 to be a public holiday. The dividend payment date is 28 April 2006.

Please be informed accordingly.

Yours sincerely,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

Management Discussion and Analysis

For quarter 4/2005 and the year ended December 31, 2005

The Siam Commercial Bank Public Company Limited

The Siam Commercial Bank Public Company Limited
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th
Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222
Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

Management Discussion and Analysis

For quarter 4/2005 and the year ended December 31, 2005

This report discusses principal changes in the audited consolidated financial statements for quarter 4/2005 and the year ended December 31, 2005.

Operating Results

For the year ended December 31, 2005, net profit was a record Baht 18,883 million, an increase of Baht 394 million or 2.1% from Baht 18,489 million last year, driven by an increase in interest and dividend income resulting from loan expansion and interest spread management.

2005 net profit was a historic high at Bt18,883mn.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Net profit	**18,883**	**18,489**	**2.1%**
Gain on investment	889	8,257	-89.2%
Bad debt and doubtful accounts	1,233	5,130	-75.9%
Pre-provision profit excluding gain on investment	19,227	15,362	25.2%

Net Interest and Dividend Income

Net interest and dividend income rose 20.1% yoy to Baht 25,489 million, up Baht 4,263 million from Baht 21,226 million last year, as interest and dividend income rose faster than interest expenses.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Total interest and dividend income	32,073	27,278	17.6%
Interest on loans	25,977	21,840	18.9%
Interest on interbank and money market items	1,981	1,024	93.4%
Investments	4,115	4,413	-6.8%
Total interest expenses	6,584	6,052	8.8%
Net interest and dividend income	25,489	21,226	20.1%
Net Interest Margin (NIM)	**3.37%**	**2.85%**	

Interest on loans rose by Baht 4,137 million yoy to Baht 25,997 million, mainly due to loan expansion and interest rate adjustments in the third and the fourth quarters of the year (MLR was raised from 5.75 % as at September 2005 to 6.50% as at December 2005) while interest and dividend income from investment decreased by Baht 299 million yoy to Baht 4,115 million due to the reduction in the bond investment portfolio resulting from a decline in the Bank's liquidity.

Interest expenses rose 8.8% yoy to Baht 6,584 million, up Baht 532 million with deposit cost growing by Baht 436 million or 8.9% as the Bank raised fixed deposit rates in the third and the fourth quarters of the year as well as interest rates for major business cash management clients. In addition, interest on interbank and money market items increased by Baht 215 million or 217% due to marked growth in money market transactions. Interest on short-term borrowing rose by Baht 172 million or 268% yoy while interest on long-term borrowing fell Baht 290 million from the conversion of subordinated convertible bonds under 1 year in to short-term borrowing and the issuance of short-term notes during the year.

With interest and dividend income growing at a faster rate than funding cost, net interest margin (NIM) widened to 3.37% from 2.85% in 2004. In 4Q05, net interest margin widened to 3.35% from 3.14% in the previous quarter.

NIM increased to 3.37% in 2005 from 2.85% last year.

Non-interest Income

In 2005, the Bank booked investment gain of Baht 889 million compared with Baht 8,257 million last year owing to divestment of non-core business. Excluding investment gain, non-interest income from core business was up 21.8% yoy to Baht 16,523 million, an increase of 2,958 million. Non-interest income dropped 20.2% yoy to Baht 17,412 million, down by Baht 4,411 million.

Excluding investment gain, non-interest income from core business rose by 21.8%.

: Fee and service income was Baht 10,380 million, up Baht 1,956 million or 23.2% yoy on growth in card business, bancassurance business, capital market business, business cash management, loan-related fees and international trade.

: Gain on exchange was Baht 1,928 million, up Baht 436 million from the previous year due to expansion in business volume especially with corporate clients.

: Income from equity interest in associated companies was Baht 482 million, a decline of Baht 272 million compared to a year earlier, mostly from lower performances of subsidiaries due to market conditions.

: Other income was Baht 3,733 million, an increase of Baht 837 million or 28.9% yoy from gain on disposal of assets and foreclosed properties, reversal of provision for diminution in appraised value of land and premises and provision for expense on sales of foreclosed properties.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Fees and service income	10,380	8,424	23.2%
Acceptances, avals, and guarantees	*799*	*708*	*12.9%*
Others	*9,581*	*7,716*	*24.2%*
Gain on exchanges	1,928	1,492	29.2%
Income from equity interest in subsidiaries and/or associated companies	482	753	-36.1%
Other income	3,733	2,896	28.9%
Operating Income	16,523	13,565	21.8%
Gain on investment	889	8,257	-89.2%
Total non-interest income	**17,412**	**21,823**	**-20.2%**

Non-interest Expenses

Non-interest expenses in 2005 increased to Baht 21,801 million, up by 14.7% or Baht 2,787 million from last year. Principal items are listed as follows:

Non-interest expenses increased by 14.7% mainly due to personnel expenses, premises & equipment expenses, and promotional expenses.

: Personnel expenses increased by Baht 776 million yoy to Baht 7,819 million due to salary adjustment, provision for deferred bonus and higher headcount.

: Premises and equipment expenses increased by Baht 787 million yoy to Baht 5,065 million mainly from network expansion and other banking system expenses.

: Taxes and duties rose Baht 124 million yoy to Baht 1,344 million as interest income and gain on exchange increased.

- : Fees and service expenses rose 29.2% yoy to Baht 2,052 million, up Baht 464 million, as a result of higher business volume and more outsourcing.
- : Directors' remuneration increased slightly from the previous year to Baht 89 million.
- : Other expenses were Baht 2,922 million, up by Baht 590 million compared to Baht 2,332 million last year from expenses related to card business and marketing expenditures.

(Consolidated)	2005 (Bt, million)	2004 (Bt, million)	% yoy
Personnel expenses	7,819	7,043	11.0%
Premises and equipment expenses	5,065	4,278	18.4%
Taxes and duties	1,344	1,220	10.2%
Fees and service expenses	2,052	1,588	29.2%
Directors' remuneration	89	83	7.2%
Contributions to the FIDF	2,510	2,470	1.6%
Other expenses	2,922	2,332	25.3%
Total non-interest expenses	**21,801**	**19,014**	**14.7%**
Operating Cost to Income Ratio	**51.9%**	**54.7%**	

With operating income increasing faster than operating expenses, operating cost to income ratio in 2005 decreased to 51.9% from 54.7% last year.

Loan Loss Provision

Loan loss provision in 2005 declined to Baht 1,233 million from Baht 5,131 million in 2004. In the previous year, the Bank set provisions for past dues of more than 48 months against which lawsuits were not filed and for loan losses arising from the tsunami.

Financial Status

Assets

Total assets as at December 31, 2005 rose 6.5% yoy to Baht 814,587 million, up Baht 49,693 million. Details are listed below:

: Loans (excluding accrued interest receivable) increased 9.3% yoy to Baht 612,062 million, up Baht 52,139 million.

: Total Interbank & money market items increased 0.9% yoy to Baht 58,982 million, up Baht 545 million.

: Securities purchased under resale agreements declined to Baht 100 million from Baht 8,900 million at the end of 2004 as a result of liquidity management.

: Net investment decreased by Baht 19,133 million to Baht 107,197 million, owing to the sales of debt and equity securities of non-core businesses.

: Properties foreclosed transfer increased by Baht 4,925 million or 38.7% yoy due to the reversal of foreclosed properties.

Total assets increased by 6.5% from end of 2004. Loan growth was 9.3%.

Liabilities

As at December 31, 2005, total liabilities increased 5.0% yoy to Baht 716,099 million, up Baht 34,304 million. Key factors are :

: Deposits dropped marginally by 0.8% yoy to Baht 625,335 million, down Baht 4,826 million, due to withdrawals at the end of year.

: Interbank and money market items increased by Baht 12,531 million on higher money market transactions.

: Borrowings increased 67.9% yoy to Baht 27,873 million, up Baht 11,272 million. Short-term borrowings increased by Baht 18,969 million from the issuance of Baht 9,736 million in short term bonds to domestic investors, repayable within 30 days to 270 days, with interest rates ranging between 1.50%-4.50% per annum, whilst long-term borrowings decreased by 7,697 million from the redemption of subordinated convertible bonds in October 2005 and the conversion of subordinated convertible bonds under 1 year to short-term borrowings.

Consolidated liabilities were up by 5.0% from end of 2004 due to the issuance of subordinated convertible bonds to domestic investors .

Shareholder's Equity

Shareholder's equity increased 18.5% to Baht 98,488 million, up Baht 15,389 million. Principal items are :

: Baht 18,883 million increase from profits for the year.

: Baht 1,074 million increase from conversion of subordinated convertible bonds into ordinary shares.

: Baht 3,234 million increase from revaluation surplus on land and premises apprisal.

: Baht 1,501 million decrease from smaller surplus on investment revaluation due to sales of investment and decline in stock values in line with market conditions.

: Baht 6,718 million decrease from dividend payment in April at Baht 2.00 per share.

Shareholders equity increased by 18.5% from end of last year, mainly due to profits for the period and conversion of subordinated convertible bonds.

Book value per share (BVPS) at end December 2005 ascended to Baht 28.97 (ordinary and preferred shares at end of December 2005 totaled 3,399 million shares) from Baht 26.74 at end 3Q05 and Baht 24.84 at end 2004.

Book value per share increased to Baht 28.97 at end of December 2005.

Off Balance Sheet: Contingencies

As at December 31, 2005, the Bank and subsidiaries had combined contingencies of Baht 1,195,907 million, up 66.9% or Baht 479,542 million from the end of 2004. The increase was driven by larger liabilities under unmatured import bills, letters of credit, and other contingencies in line with better economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to customers.

(Consolidated)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Aval to bills and buarantees of loans	4,013	3,648	10.0%
Liability under unmatured import bills	4,588	4,107	11.7%
Letter of credit	10,812	9,827	10.0%
Other contingencies	1,176,494	698,783	68.4%
Total contingencies	**1,195,907**	**716,365**	**66.9%**

Loans and Deposits

As at end December 2005, consolidated gross loans increased 9.3% yoy to Baht 612,062 million. Gross loans at the Bank only totaled Baht 603,812 million or 98.7% of total loans on the consolidated basis.

Loan expansion was broad-based, a growth of 9.3%.

Loans on Bank-only account at end 2005 increased by Baht 48,362 million or 8.7% yoy to Baht 603,812 million.

Good loans expanded by Baht 68,878 million or 14.7% yoy while loans under Special Assets Group (Bad Bank) dropped by Baht 20,516 million or 23.3%.

Loan growth was broad-based. Retail loan growth continued to be robust, surging Baht 40,068 million or 25.7% from the end of last year. Corporate loans increased by Baht 15,346 million or 7.2% while SME loans grew by Baht 13,464 million or 13.7%.

Robust growth in retail, corporate and SME loans.

(Bank only)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Good Bank	536,372	467,494	14.7%
- Corporate	228,970	213,624	7.2%
- SME	111,493	98,029	13.7%
- Retail	195,909	155,841	25.7%
Bad Bank	67,440	87,956	-23.3%
Total loans	**603,812**	**555,450**	**8.7%**

By sector (consolidated basis), housing loans recorded the fastest yoy growth of 18.1%, followed by other loans (14.0%) and utilities and services (9.9%). On the other hand, real estate and construction decreased slightly by 4.1%.

(Consolidated)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Agriculture and mining	10,369	9,931	4.4%
Manufacturing and commercial	228,458	215,699	5.9%
Real estate and construction	58,123	60,607	-4.1%
Utilities and services	90,427	82,267	9.9%
Housing loans	184,743	156,391	18.1%
Others	39,942	35,028	14.0%
Total loans	**612,062**	**559,923**	**9.3%**

Deposits at end 2005 were Baht 625,335 million (consolidated basis), down Baht 4,826 million or 0.8% from end 2004. Though six-month and up to one year deposits rose by 14.9%, total fixed deposits shrank by 13.27%. Meanwhile, demand and savings deposits increased by 9.0% and 13.8% respectively. As a result, the proportion of demand and savings deposits increased from 55.1% at end 2004 to 60.8% at end 2005.

Deposits down by 0.8% due to drop in fixed deposits.

(Consolidated)	Dec 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% yoy
Demand	31,121	27,340	13.8%
Savings	348,922	319,994	9.0%
Fixed			
- Less than 6 months	166,516	197,789	-15.8%
- 6 months and up to 1 year	21,096	18,362	14.9%
- Over 1 year	57,680	66,676	-13.5%
Total deposits	**625,335**	**630,161**	**-0.8%**

Loans to Deposits Ratio

Loans to deposits ratio (consolidated basis) grew from 88.9% at end 2004 to 97.9% at end 2005 because loan growth outstripped deposit growth.

Net loans to deposits ratio jumped to 89.1% at end 2005 from 78.7% at the end of 2005.

(Consolidated)	Dec 31, 05	Dec 31, 04
Loans to deposits ratio	97.9%	88.9%
Net loan to deposit ratio	89.1%	78.7%

Non-performing Loans and Loan Loss Provisions *(Bank only)*

Non-performing loans

As at December 31, 2005, non-performing loans (NPLs) or loans in substandard classification and lower according to the Bank of Thailand's definition were Baht 57,112 million, or 9.3% of total loans, a decline from Baht 73,947 million (29.5% of total loans) at the end of last year mainly due to write-offs and sales of non-performing assets.

NPLs were down to Bt 57,112 million or 9.3% of total loans.

Combined NPLs of the Bank and Chatuchak AMC were Baht 59,765 million or 9.7%, a decline from Baht 76,355 million or 13.4% at the end of 2004.

(Bank only)		Dec 31, 05	Dec 31, 04
Non-performing loans (NPLs)	Bt, million	57,122	73,947
	% of total loans	9.3%	13.1%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	32,623	41,581
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	49,510	61,411
	% of NPLs	86.7%	83.0%
	% of Allowance per BoT's requirement	151.8%	147.6%

Allowance for doubtful account

The Bank's policy is to set aside an appropriate ratio of general reserve to good loans. Provision in 2005 was for new loans only.

As at December 31, 2005, allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 49,510 million. In the year 2005, the Bank set aside provision of Baht 1,200 million.

The coverage ratio of loan loss provision to non-performing loans increased to 86.7% from 83.0% in 2004. Compared to the Bank of Thailand's requirement, the Bank had excess loan loss provision of 51.8%, or Baht 16,887 million.

Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment condition, and combinations thereof.

In 2005, loans amounting to Baht 10,998 million were restructured. As at December 31, 2005, outstanding loans to restructured debtors including accrued interest, non-performing loans and normal loans in the consolidated financial statements were Baht 66,062 million, a decrease from Baht 83,288 million at end 2004. For the Bank's financial statements, outstanding loans to restructured debtors were Baht 65,327 million, a decrease from Baht 81,680 million at end 2004.

The Bank recognized interest income from debt restructuring in the amount of Baht 2,993 million, representing an annualized yield for the year 2005 of 4.0%.

(Consolidated)		2005	2004	% yoy
Loans to the restructured debtors	Bt, million	66,062	83,288	-20.7%
Trouble debts restructuring in the period	Bt, million	10,998	13,272	-17.1%
Interest income recognized in the statement of income	Bt, million	2,993	3,926	-23.8%
Yield from restructured debts (annualized)	% of average outstanding	**4.0%**	**4.1%**	

Statutory Capital *(Bank only)*

The Bank's capital funds (Tier-1 and Tier-2 capital) as of December 31, 2005 were Baht 91,798 milllion, or approximately 15.1% of risk weighted assets (RWA), of which Baht 72,084 million, or 11.9% was Tier 1 capital.

The Bank's capital funds were solid at 15.1% of RWA, of which tier 1 capital was 11.9%.

Capital funds increased by Baht 6,282 million from Baht 85,516 million at end of December 2005 mostly from profit for the year.

		Estimated Capital Included interim items*	Statutory Capital		
(Bank only)		Dec 31, 05	Dec 31, 05	Dec 31, 04	% yoy
Tier-1 Capital	Bt, million	81,756	72,084	63,374	13.7%
	% of RWA	13.5%	11.9%	11.4%	
Tier-2 Capital	Bt, million	19,714	19,714	22,142	-11.0%
	% of RWA	3.2%	3.2%	4.0%	
Total Capital	Bt, million	101,470	91,798	85,516	7.3%
	% of RWA	16.7%	15.1%	15.4%	
Risk Weighted Asset	Bt, million	607,456	607,456	553,848	9.7%

Remark: the second half of 2005 profits were Baht 9,672 million.

Liquidity

In 2005, the Bank's liquidity decreased from the year 2004 as the Bank's loans growth outpaced deposts growth. As a result, the Bank's loan-to-deposit ratio increased from 88.9% in 2004 to 97.9% this year.

The Bank's policy on liquidity management is to arrange sources of funds at an acceptable cost. The Bank has set up an Assets and Liabilities Management Committee to formulate policy on liquidity management. Also, the Bank has followed the Bank of Thailand's requirement on liquid assets which states that banks must maintain liquid assets equal to at least 6% of total deposits. At least 1% must be in deposits with the Bank of Thailand, while inter-bank deposits must not exceed 2.5%.

Sources and Uses of Funds

In 2005, deposits accounted for 76.8% of SCB's sources of funds. Other sources of funds included 12.1% from shareholders' equity, 3.4% from issuance of debt instruments and 3.4% from interbank borrowings.

In 2005, 75.3% of these funds were used in net loans and accrued interest, while another 13.2% were applied to investments. Meanwhile, interbank and money market items made up 7.2%.

Classification of Loans and Deposits by Maturity

(Consolidated)	Dec 30, 05		Dec 30, 04		% yoy
	Amount (Bt, million)	% Share of Total	Amount (Bt, million)	% Share of Total	
Loans					
- Less than 1 year	271,385	44.3%	245,353	43.8%	10.61%
- Over 1 year	340,677	55.7%	314,570	56.2%	8.30%
Total loans	612,062	100.0%	559,923	100.0%	9.31%
Deposits					
- Less than 1 year	619,545	99.1%	601,511	95.5%	2.99%
- Over 1 year	5,790	0.9%	28,650	4.5%	-79.79%
Total Deposits	625,335	100.0%	630,161	100.0%	-0.77%

As shown in the above table, though deposits with more than 1 year maturity were less than loans with more than 1 year maturity, this is a normal situation for Thai commercial banks since depositors normally roll-over their deposits when they fall due. The problem of maturity mismatch is therefore viewed as an acceptable business risk.

- TRANSLATION FROM THAI TEXT -

BSS 3-490049 March 2, 2006

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on March 31, 2006 is as follows:

Conversion Notice	March 16 – 30, 2006
Exercise Date	March 31, 2006
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

EQ 490118

March 8, 2006

Subject : Submission of the Copy of the Tender Offer to Purchase Securities of Siam Panich Leasing Public Company Limited (Form 247-4)

To : The President of the Stock Exchange of Thailand

Reference is made to the Declaration of Intention for Tender offer Form for Securities (Form 247-3) of Siam Panich Leasing Public Company Limited, which the Siam Commercial Bank Public Company Limited (SCB) has filed with the Office of Securities and Exchange Commission and sent a copy to The Stock Exchange of Thailand on February 27, 2006.

SCB hereby presents a copy of its Tender Offer to Purchase Securities (Form 247) for your consideration.

Yours sincerely,

The Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santiprabhob)

EVP, Head of Corporate Bank-Strategic Planning Division

This English translation of the tender offer document has been prepared solely for the convenience of the foreign shareholders of Siam Panich Leasing Public Company Limited and should not be relied upon as the definitive and official tender offer document of the Offeror. The Thai language version of the tender offer document is the definitive and official document of the Offeror and shall prevail in all respects in the event of any inconsistency with this English translation.

Tender Offer to Purchase Securities of

Siam Panich Leasing Public Company Limited

(The offer and tender offer period stated herein are final and will not be amended)

Dear Securities Holders:

We, Siam Commercial Bank Public Company Limited ("the Offeror"), hereby offer to purchase the securities of Siam Panich Leasing Public Company Limited ("the Company") as follows:

Significant Elements of the Tender Offer

1. Date of Tender Offer Submission

March 8, 2006

2. Name of the Offeror

The Siam Commercial Bank Public Company Limited

3. Name of the Tender Offer Preparer and the Tender Offer Agent

SCB Securities Company Limited

4. Objectives of the Tender Offer

This tender offer is a voluntary tender offer to purchase all remaining ordinary shares of the Company. The objectives of the tender offer are as follow;

(1) To fully expand into auto hire purchase business in order to support the Offeror's mission of becoming the Premier Universal Bank

(2) To be consistent with the Bank of Thailand's financial sector consolidation policy and the consolidated supervision regulation which is expected to be applied around the middle of this year

In order to achieve the aforementioned objectives, the Offeror has set up tender offer condition that the Offeror must at least hold 75.00% of the total paid-up shares of the Company after the tender offer. Therefore, by the end of the tender offer period, if there are less than 81,458,618 shares, representing 37.89% of the Company's total paid-up shares, tendered by the Offerees, the Offeror will cancel this tender offer (As of March 8, 2006, the Offeror, persons in the same group as the Offeror, and their related parties according to Security Act Section 258 holds 79,778,011 shares in the Company, representing 37.11% of the Company's total paid-up shares). However, after the cancellation of the tender offer, the Offeror still has policy to expand into hire purchase business either by operating as a bank's business unit or through a new or existing subsidiary that the Offeror has more than 75.00% shareholding.

5. Type and Class of the Securities to be Purchased

The Offeror will make a tender offer to purchase all remaining 135,204,161 ordinary shares of the Company from other shareholders, representing 62.89% of the total paid-up shares of the Company.

6. Offer Price

The offer price of the ordinary share is Baht 38.00 (Thirty-eight Baht).

The Offerees are subject to the brokerage fee of 0.25 % of the offer price and the value added tax (VAT) of 7% of the brokerage fee. Therefore, the net price to be received by the Offerees will be Baht 37.89835 for each ordinary share.

The offer price does not include the right to receive the dividend. In other words, the Offerees are still entitled to receive the 2005 annual dividend of Baht 2.00 per share as approved by the Company's Board of Directors in the meeting No.2/2006 on February 21, 2006. The dividend will be paid to shareholders although they submit the Tender Offer Acceptance Form before April 12, 2006, the closing date of the Company's share register book for the right to receive such dividend.

For the Offerees who submit the Tender Offer Acceptance Form before April 12, 2006, the Tender Offer Agent will report to Thailand Securities Depository Co., Ltd. ("TSD") that these Offerees are the shareholders who have the right to receive dividend (the Offerees must accurately and completely fill in the details in the Tender Offer Acceptance Form for the benefit of receiving dividend). TSD will then distribute dividend and/ or withholding tax certificate to such entitled Offerees via registered mail to the address indicated in the Tender Offer Acceptance Form.

If the Offeree is a juristic person incorporated under the foreign law and does not carry on business in Thailand, the Offeree will be subject to 15% withholding tax on its capital gain unless it resides in a country which has double tax treaty with Thailand and falls within the exemption (the Offeree has to declare acquisition cost, see Clause 1.2 (5) of Part 4 and Attachment A.3 for ordinary shares or Attachment C.3 for Non-Voting Depository Receipt ("NVDR"). In the event that any Offeree fails to declare this information to the Tender Offer Agent, the Tender Offer Agent will determine the amount of withholding tax on the basis of the entire proceeds of the sale of shares and/or NVDR and will deduct the tax accordingly.

Such offer price is:

[✓] Final offer which may not be changed unless falling within the conditions stated in Clause 8

[ ] Non-final offer and may be changed by the Offeror

7. Tender Offer Period

The tender offer period will cover 31 business days from March 13, 2006 to April 28, 2006 during 09.00 a.m. to 04.30 p.m. Such tender offer period is:

[✓] Final period which may not be extended unless falling within the conditions stated in Clause 8

[ ] Not a final period and may be extended by the Offeror

8. Conditions for Change in the Tender Offer

[ ] None

[✓] Conditions for change in the tender offer are as follows:

[✓] The Offeror may reduce the offer price or extend the tender offer period if an event having a material adverse effect on the Company's status or assets occurs during the tender offer period.

[✓] The Offeror may change the offer price or extend the tender offer period to compete with any other person who has submitted a tender offer for securities of the Company during the tender offer period.

9. Conditions for Cancellation of the Tender Offer

The Offeror may cancel the tender offer subject to any of the following events:

9.1 Any event or action after the Securities and Exchange Commission of Thailand (the "SEC")'s acceptance of the tender offer application but before the end of the tender offer period, which has or may have a material adverse effect on the Company's status or assets, and where such event or action is not the result of the Offeror's actions or of actions under the responsibility of the Offeror.

9.2 Any action conducted by the Company after the SEC's acceptance of the tender offer application but before the end of the tender offer period, which has caused a material decrease in the value of the Company's ordinary shares (unless in case of any action that has been officially notified in writing to the general public before the start of the tender offer period pursuant to the regulations of the Stock Exchange of Thailand (the "SET") or the SEC).

9.3 There are less than 81,458,618 shares, representing 37.89% of the Company's total paid-up shares, tendered by the Offerees by the end of the tender offer period.

10. The Period When the Securities Holders May Cancel Their Intention

The last day for the Offerees to cancel their acceptance of the tender offer is April 10, 2006, the 20th business day from the start of the tender offer period.

11. Allocation of Purchase in Case Tendered Amount is Greater or Smaller than Offered Amount

All tendered shares will be purchased by the Offeror unless the Offeror cancels the tender offer as conditioned in clause 9.

12. Sources of Funds to Finance the Tender Offer

The value of the tender offer to purchase securities is in a total amount of Baht 5,137,758,118. Sources of fund will come from the Offeror's internal cashflow. Given the size and nature of banking business of the Offeror, this tender offer's funding amount will not affect the normal operation of the Offeror. SCB Securities Co., Ltd., as the Tender Offer Preparer, views that the Offeror has sufficient funds for the tender offer.

13. Business Plan after the Business Takeover

13.1 The Company Status

The Offeror shall not delist the shares of the Company from the SET for the period of 12 months after the end of the tender offer period unless the Offeror is required to comply with applicable rules and regulations.

13.2 Policies and Plans of Business Operation

The Offeror has no plan to make significant changes to the Company's business plans or policies within 12 months from the end of the tender offer period in terms of the business operations, organization structure, personnel, disposal of core assets and financial structure, and dividend payment policy. However, if there are circumstances significantly affecting the Company's business operation and financial status or the Offeror is required to comply with applicable rules and regulations, the offeror may change the Company's business plans or policies as deemed appropriate.

13.3 Connected Transactions

The Offeror had connected transactions with the Company and its subsidiary companies in the balance sheet statement as of December 31, 2005 consisting of Baht 2,000 million for long-term loans, Baht 2,710 million for short-term loans, and Baht 15 million for guarantee of bidding & infrastructure bonds. In addition, there was Baht 173 million of interest expenses & fee paid to the Offeror in the profit & loss statement. Loan agreement terms are within the normal business practice of the Offeror.

If the tender offer is successful, the Offeror may increase the financial support to the Company based on the Offeror's risk management framework. Should the Offeror and the Company engage in any future transactions that are regarded as connected transactions and must comply with the SET's rules and regulations, the Offeror will comply to such rules and regulations.

Remark: More information regarding the Form 247-4 can be obtained from the SEC website, www.sec.or.th

SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of February 28, 2006

Assets	Baht	Liabilities	Baht
Cash	16,290,292,615.87	Deposits	717,659,426,937.57
Interbank and money market items	121,259,287,233.70	Interbank and money market items	25,353,378,566.41
Securities purchased under resale agreements	21,939,000,000.00	Liabilities payable on demand	3,146,412,131.83
Investments in securities, net	108,972,763,943.00	Securities sold under repurchase agreements	-
(with obligations Baht 12,777,412,000.00)		Borrowings	35,239,711,706.00
Credit advances (net of allowance for doubtful accounts)	575,390,342,121.16	Bank's liabilities under acceptances	438,106,659.86
Accrued interest receivables	1,748,345,882.00	Other liabilities	26,864,749,109.92
Properties foreclosed	17,639,190,361.01	**Total Liabilities**	**808,701,785,111.59**
Customers' liabilities under acceptances	438,106,659.86	**Shareholders' Equity**	
Premises and equipment, net	25,353,398,890.58	Paid-up share capital	
Other assets	20,015,191,989.04	(registered share capital Baht 70,000,000,000.00)	33,991,921,980.00
		Reserves and net profit after appropriation	38,091,875,621.48
		Other reserves and profit and loss account	28,260,336,983.15
		Total Shareholders' Equity	**100,344,134,584.63**
Total Assets	**909,045,919,696.22**	**Total Liabilities and Shareholders' Equity**	**909,045,919,696.22**
Customers' liabilities under unmatured bills	3,807,566,145.52	Bank's liabilities under unmatured bills	3,807,566,145.52
Total	**912,853,485,841.74**	**Total**	**912,853,485,841.74**

	Baht
Non-Performing Loans As of 31 December 2005 (Quarterly)	57,121,653,000.00
(9.33 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 December 2005 (Quarterly)	32,908,786,000.00
Actual allowance for doubtful accounts	48,673,286,861.34
Loans to related parties	4,905,308,186.06
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,538,411,679.79
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,455,600,600.38
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	639,490,400.35
Total liabilities	2,801,124.71
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,796,754,527.03
Letters of credit	9,522,291,741.77

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

Ref. : EQI. 490145

Date : March 23, 2006

Subject : Acquisition of Premier Enterprise Public Company Limited's common shares from debt restructuring

To : The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB received 173,930,547 shares of Premier Enterprise Public Company Limited from company's debt restructuring. The details of which are as follows:

Transaction Date	:	March 22, 2006
Involved Parties	:	Transferee – Siam Commercial Bank Public Company Limited Transferor – Premier Enterprise Public Company Limited
Transaction Assets	:	Common Shares of Premier Enterprise Public Company Limited
Objective	:	Debt repayment
Type of Business	:	Marketing, manufacturing, distrubution and services of various types
Registered Capital	:	8,121,527,090.00 Baht
Paid-up Capital	:	8,000,000,000.00 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	SCB received 173,930,547 common shares (21.74% of paid-up capital) of Premier Enterprise Public Company Limited. The total value of this transaction was 1.00 Baht.
Percentage of Shares	:	After this transaction, SCB holds 183,218,969 common shares or 22.90% in Premier Enterprise Public Company Limited.
Transaction Size	:	0.23% of SCB's net profit, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

EVP, Corporate Bank-Strategic Planning Division

ครบรอบ 100 ปี
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQI 490150

March 27, 2006.

The President of the Stock Exchange of Thailand

Siam Commercial Bank Pcl.(SCB) would like to inform SET that SCB has sold 1,895,680 shares in the Deves Insurance Pcl. "DVS" as follows:

Transaction Date	:	March 24, 2006.
Involved Parties	:	Buyer - Bureau of The Crown Property. Seller - Siam Commercial Bank Pcl.
Relationship of the Parties	:	Bureau of The Crown Property is the major shareholder of SCB.
Transaction Assets	:	Ordinary shares of DVS
Objective	:	To realize capital gain.
Type of Business	:	Non-life insurance
Registered Capital	:	Baht 120.00 MM (Paid-up Capital Baht 120.00 MM)
Type of Transaction	:	Share sale according to the tender offer by Bureau of The Crown Property.
Number of Shares	:	1,895,680 shares
Price (Baht /Share)	:	140.00 baht/share (Tender offer price)
Total value of transaction	:	Baht 265,395,200.00
Percentage of Shareholding	:	After the aforesaid transaction, SCB is no longer a shareholder of DVS.
Transaction Size	:	0.28% of SCB's net tangible assets; hence it does not fall under the SET's rule on the acquisition and disposal of assets or rules on the connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

EVP, Corporate Bank-Strategic Planning Division.

- Translation -

BSS. 490010 4 April 2006

The President

The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 183

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Tuesday, 4 April 2006 beginning at 10.00 a.m., has passed the following resolutions:

1. It was resolved by a majority vote to adopt the Minutes of the Annual General Meeting of Shareholders No.182, dated 5 April 2005.
2. The Board of Directors' report on year 2005 operations was accepted.
3. It was resolved by a majority vote to approve the financial statements for the year ended 31 December 2005 which have been audited and certified by the auditor.
4. It was resolved by a majority vote to approve the allocation from the net profits for the financial year 2005 in the amount of Baht 18,883 million and dividend payment as follows:
   (1) Appropriation as a legal reserve fund at the rate of 5 percent of the net profit equivalent to Baht 944 million in total; and
   (2) Dividend payment to shareholders holding preferred shares and ordinary shares at the rate of Baht 3.00 per share comprising the normal dividend of Baht 2.00 per share and special dividend of Baht 1.00 per share on the occasion of the Bank's centennial anniversary in January 2007. The share register book will be closed suspending any transfer of shares to determine and identify the right to receive dividend payment from 12.00 noon of 18 April 2006 and the dividend will be paid on 28 April 2006.
5. It was resolved by a majority vote to approve the allocation of directors' bonus at the rate of 0.5 percent of dividend and to authorize the Board to decide the details on how such bonus will be allocated among the directors. The shareholders were also informed the directors' remuneration for year 2006.
6. It was resolved by a majority vote to re-elect the directors retired by rotation namely:
   (1) Mr. Bodin Asavanich (2) Ms. Puntip Surathin
   (3) Mr. Maris Samaram (4) Mr. Tiraphot Vajrabhaya
   (5) Mr. Pichai Chunhavajira

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. 02-777-7777
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. 02-777-7777

7. It was resolved by a majority of more than 3 quarters vote to approve the issuance of debentures and/or subordinated debentures and/or short-term debentures and/or other types of debentures in the amount not exceeding Baht 100,000 million or equivalent in other currencies.
8. It was resolved by a majority vote to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Dr. Suphamit Techamontrikul, the auditor signing in the auditor's reports, License No. 3356 or Mr. Niti Jeungnijnirun License No. 3809 or Mr. Permsak Jerajakwattana License No. 3427 as the Bank's auditors for the year 2006 and to fix the auditing fee and other expenses at Baht 11.56 million, consisting of Baht 7.15 million for auditing the Bank's accounts and Baht 3.59 million for auditing the accounts of the Bank's foreign branches, and Baht 0.82 million for other audits. In addition, the auditing fee in general for the Bank's affiliates in the preliminary amount of Baht 4.975 million was advised.
9. It was resolved by a majority of more than 3 quarters vote to approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in the amount of 125,211,377 shares in year 2005, which would be amended to read as follow:

"Clause 4	The registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of : Ordinary shares	1,903,453,238 shares	(One Thousand Nine Hundred Three Million Four Hundred Fifty Three Thousand Two Hundred and Thirty Eight shares)
	Preferred shares	5,096,546,762 shares	(Five Thousand Ninety Six Million Five Hundred Forty Six Thousand Seven Hundred and Sixty Two shares)"

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President

- Translation from Thai Text -

BSS 3-490111 April 5, 2006

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2006 exercise date, applications for conversion were for 8,533,590 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(1,094,693,165)	Shares
Conversion per this exercise date (March 31, 2006)	(8,533,590)	Shares
Convertible preferred shares outstanding	1,508,888,815	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	198,316,555	Shares
Previous conversion from preferred shares	1,094,693,165	Shares
Conversion per this exercise date (March 31, 2006)	8,533,590	Shares
Total ordinary shares outstanding	1,890,303,383	Shares
No. of new converted shares held by **foreign** shareholders	3,687,743	Shares
No. of new converted shares held by **local** shareholders	4,845,847	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ครบรอบ 100 ปี
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQ 490175

April 11, 2006

Subject : Report of Preliminary Result of Tender Offer (Form 247-6-khor)

To : The President of The Stock Exchange of Thailand

Reference is made to the Tender Offer document (Form 247 - 4) of Siam Commercial Bank Pcl. (SCB) for the securities of the Siam Panich Leasing Pcl. (SPL) which was submitted to the Office of Securities and Exchange Commission (SEC) with a copy sent to The Stock Exchange of Thailand (SET) on March 8, 2006.

SCB would like to submit to The SET the Report of Preliminary Result of Tender Offer (Form 247-6-khor) for the securities of SPL that has been submitted to SEC.

Yours sincerely,
The Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santiprabhob)
EVP, Head of Corporate Bank-Strategic Planning Division

(Translation)

Form of Report on the Preliminary Result of the Tender Offer

1. Date of submission of this form:

   April 11, 2006

2. Name of securities which are the subject of the Tender Offer:

   Ordinary shares of Siam Panich Leasing Public Company Limited (the "Company")

3. Name of the Tender Offeror:

   The Siam Commercial Bank Public Company Limited

4. Name of the Tender Offer Preparer:

   SCB Securities Company Limited

5. The Tender Offer Period:

   31 business days starting from March 13, 2006 to April 28, 2006

6. Amount and percentage of securities held prior to the making of Tender Offer and securities tendered up to the end of April 10, 2006

6.1 Shares

	Type of shares	No. of shares	% of total issued shares of the Company[1]	% of total voting rights of the Company
Shares held prior to the making of Tender Offer: I. The Tender Offeror The Siam Commercial Bank Public Company Limited	Ordinary shares	79,317,111	36.89	36.89
II. The person under Section 258 of the Tender Offeror Siam Commercial New York Life Insurance Public Company Limited	Ordinary shares	460,900	0.21	0.21
Total	Ordinary shares	79,778,011	37.11	37.11
Shares tendered	Ordinary shares	10,852,200	5.05	5.05
Shares held prior to the making of Tender Offer and shares tendered: I. The Tender Offeror The Siam Commercial Bank Public Company Limited	Ordinary shares	90,169,311	41.94	41.94
II. The person under Section 258 of the Tender Offeror Siam Commercial New York Life Insurance Public Company Limited	Ordinary shares	460,900	0.21	0.21
Total	Ordinary shares	90,630,211	42.16	42.16

6.2 Convertible Securities

- None -

[1] As of April 10, 2006, the Company has a total of 214,982,172 issued shares. (Source: The Stock Exchange of Thailand)

We hereby certify that the above information is correct and accurate and that there is no information contained herein that may lead other persons to misunderstanding in any material respect and no concealment is made of any material information.

The Siam Commercial Bank Public Company Limited

Khunying Jada Wattanasiritham

(Khunying Jada Wattanasiritham)

President & CEO

Tender Offeror

SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์
100th Anniversary

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

Date: April 20, 2006

The Siam Commercial Bank PCL announces the preliminary operation results for the first quarter of 2006: Net profit before income tax increased 9.1% qoq

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of this year. Net profit was Baht 4,223 million. Even as the Bank booked special bonuses for employees as expense in this quarter, profit before income tax rose to Baht 5,462 million, up Baht 456 million or 9.1% from Q405, and up Baht 524 million or 10.6% from Q105, driven by continuing growth in both interest and dividend income and non-interest income. In this quarter the Bank paid income tax of Baht 1,239 million.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said:

"The Bank's results were in line with targets. Net interest and dividend income increased by 15.7% while net interest margin also improved to 3.61% from 3.35%. Non-interest income was higher on all fronts especially income from subsidiaries mostly due to better contributions from subsidiaries. This quarter's higher cost was due to the provision for special employee bonus for the record performance in 2005 and to celebrate the Bank's 100th anniversary. In this quarter the Bank paid income tax of Baht 1,239 million, up from only Baht 606 million in Q405 resulting in a slightly lower net profit."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee added that:

"SCB's strategy for this year focuses on assets and revenue growth and co-operation of SCB Group. The first quarter's results met our targets. With the increase in total assets to Baht 919,009 million, SCB has improved its ranking from number four to number three in terms of asset size. The recent rerating of SCB share prices reflects the market recognition of the bank's outstanding performance, driving SCB's market capitalization as of 31 March, 2006 up to Baht 217 billion, the highest in the Thai banking sector."

Significant items of operating results for the first quarter of 2006:

Management Discussion and Analysis

For the first quarter ended March 31, 2006

Net profit before review by independent auditors for the first quarter of 2006 was Baht 4,223 million, a decrease of Baht 177 million or 4.0% qoq from Baht 4,400 million and a decrease of 14.5% yoy.

Net profit before income tax was Baht 5,462 million, an increase of Baht 456 million or 9.1% qoq from Baht 5,006 million and an increase of 10.6% yoy.

Unit: Million Baht

	1Q06	4Q05	% qoq	1Q05	% yoy
Net Profit	4,223	4,400	-4.0%	4,938	-14.5%
Income Tax	1,239	606	104.5%	-	100.0%
Net Profit before income tax	5,462	5,006	9.1%	4,938	10.6%

1. Net interest and dividend income

Net interest and dividend income in this quarter (1Q06) was Baht 7,416 million, an increase of 15.7% qoq and an increase of 24.5% yoy.

Unit: Million Baht

	1Q06	4Q05	% qoq	1Q05	% yoy
Interest and Dividend Income	10,530	8,391	25.5%	7,420	41.9%
- Loans	8,049	7,156	12.5%	5,793	38.9%
- Interbank and money market	1,196	530	125.7%	411	191.0%
- Investments	1,285	705	82.3%	1,216	5.7%
Interest Expenses	3,114	1,983	57.0%	1,464	112.7%
Net Interest and Dividend Income	7,416	6,408	15.7%	5,956	24.5%
Net Interest Margin	**3.61%**	**3.35%**		**3.13%**	

Interest income on loans increased by Baht 893 million qoq to Baht 8,049 million on the back of loan expansion and increased in loan interest rates. Interest income from interbank and money market increased by Baht 666 million qoq to Baht 1,196 million due to higher interbank transaction and interbank interest rates. Interest and dividend income from investment increased by Baht 580 million qoq to Baht 1,285 million mainly from Baht 374 million dividend from Vayupak Fund.

Interest expenses increased by Baht 1,131 million or 57.0% qoq to Baht 3,114 million due to deposit base expansion and deposit rate rises 3 times during the quarter.

Stronger interest income growth than that of funding cost widened this quarter's net interest margin (NIM) to 3.61% from 3.35% in the previous quarter and 3.13% a year ago.

2. Non-interest income

Non-interest income from operations (excluding investment gain) for this quarter was Baht 4,258 million, an increase of Baht 871 million or 25.7% qoq as a result of higher profit shares from subsidiaries and associated companies, higher foreign exchange gains and better fee income while other income declined.

- Fee & service income was up Baht 113 million or 4.4% qoq to Baht 2,682 million, mostly from fees from card business, fees from Bancassurance, service fee from fund transferred and loans related fees.
- Gains on foreign exchange increased Baht 224 million to Baht 667 million from higher transactions.
- Income from subsidiaries and associated companies was Baht 777 million, up by Baht 798 million from the previous quarter mostly due to better contribution from subsidiaries.
- Other income was Baht 132 million, down by Baht 264 million because of the reversal of provision for diminution in the value of fixed assets in the previous quarter.

Unit: Million Baht

	1Q06	4Q05	% qoq	1Q05	% yoy
Fee and service income	2,682	2,569	4.4%	2,378	12.8%
- Acceptances, aval and guarantees	230	215	7.0%	181	27.1%
- Others	2,452	2,354	4.2%	2,197	11.6%
Gain on exchange	667	443	50.6%	408	63.5%
Income from equity interest in subsidiaries/associated companies	777	-21	3,800.0%	384	102.3%
Other income	132	396	-66.7%	368	-64.1%
Total Non-Interest Income from operations	4,258	3,387	25.7%	3,538	20.4%
Gain/loss from investments	372	76	389.5%	475	-21.7%
Total Non-Interest Income	4,630	3,463	33.7%	4,013	15.4%

In this quarter, the Bank booked Baht 372 million gain on investment, up by Baht 296 million from the previous quarter due to the sale of some equity investments. Thus, non-interest income in the quarter was Baht 4,630 million, up by Baht 1,167 million or 33.7% from the previous quarter.

Compared to the first quarter of last year, non-interest income from operation was up Baht 720 million or 20.4% yoy thanks to increases in fee and service income (up by Baht 304 million), gain on exchange (up by Baht 259 million) and income from subsidiaries and associated companies (up by Baht 393 million). Including investment gain which was Baht 103 million lower, total non-interest income was up Baht 617 million from the same quarter last year.

3. Non-interest expenses

Non-interest expenses in this quarter were Baht 6,284 million, an increase of Baht 1,719 million or 37.7% qoq from Baht 4,565 million. Key items are:

- Personnel expenses increased by Baht 1,147 million or 73.5% qoq, mainly due to the provision for cash bonus, deferred bonus and special bonus for the 100th anniversary.

- Premises and equipment expenses increased by Baht 484 million or 52.2% mainly due to nationwide network expansion and system development and the reversal of accrued expense in Q405.
- Taxes and duties were up Baht 47 million due to higher income.

Unit: Million Baht

	1Q06	4Q05	% qoq	1Q05	% yoy
Personnel expenses	2,708	1,561	73.5%	1,729	56.6%
Premises and equipment expenses	1,412	928	52.2%	1,010	39.8%
Taxes and duties	442	395	11.9%	315	40.3%
Fee and service expenses	620	615	0.8%	542	14.4%
Directors' remuneration	20	11	81.8%	18	11.1%
Contribution to the FIDF	627	622	0.8%	629	-0.3%
Other expenses	455	433	5.1%	488	-6.8%
Total Non-Interest Expenses	6,284	4,565	37.7%	4,731	32.8%
Operating Cost to Income Ratio	**53.8%**	**46.6%**		**51.9%**	

Compared to the first quarter of last year, non-interest expenses increased by Baht 1,553 million due to increases of Baht 979 million in personnel expenses, Baht 402 million in premises and equipment expenses, Baht 127 million in taxes and duties and Baht 78 million in fee and service expenses. The higher expenses were the result of the network expansion policy, higher business volumes and special bonus for employees.

Operating cost to income ratio was 53.8% in this quarter, an increase from 46.6% last quarter and 51.9% in the corresponding period of last year (excluding the special bonuses, operating cost to income ratio would be 44.8%).

4. Loan loss provision

In this quarter, the Bank set aside Baht 300 million as general reserve.

Balance sheet as at March 31, 2006

1. Loans and Deposits

As at March 31, 2006, total loans outstanding before allowance for doubtful accounts were Baht 622,667 million, an increase of Baht 18,855 million or 3.1% from Baht 603,812 million at the end of last year.

From 2005 year-end, good loans expanded by Baht 20,467 million or 3.8% while loans under Special Assets Group dropped by Baht 1,612 million, or 2.4%.

Loan growth was broad-based. Retail loan growth was consistently strong, up Baht 5,130 million or 2.6% from end of last year. Corporate loans expanded by Baht 13,544 million or 5.9%, while SME loans increased by Baht 1,793 million or 1.6% from end of 2005.

(Million Baht)

	31 Mar 06	31 Dec 05	% qoq	31 Mar 05	% yoy
Good Bank	556,839	536,372	3.8%	485,311	14.7%
- Corporate	242,514	228,970	5.9%	221,534	9.5%
- SME	113,286	111,493	1.6%	99,462	13.9%
- Retail	201,039	195,909	2.6%	164,315	22.3%
Bad Bank	65,828	67,440	-2.4%	86,355	-23.8%
Total Loans	622,667	603,812	3.1%	571,666	8.9%

As at March 31, 2006, deposits stood at Baht 728,158 million, up Baht 105,727 million or 17.0% from Baht 622,432 million at end of 2005. The deposit increase was mainly from Business Cash Management's customers and large depositors. The increases were mostly from fixed deposits (up by 28.4%) followed by demand deposits (up by 17.7%) and savings deposits (up by 8.9%).

(Million Baht)

	31 Mar 06	31 Dec 05	% qoq	31 Mar 05	% yoy
Demand	34,659	29,443	17.7%	28,264	22.6%
Saving	379,559	348,518	8.9%	347,528	9.2%
Fixed	313,940	244,471	28.4%	267,292	17.5%
- Less than 6 months	189,527	165,708	14.4%	189,712	-0.1%
- 6 months and up to 1 year	30,394	21,086	44.1%	16,730	81.7%
- Over 1 year	94,019	57,677	63.0%	60,850	54.5%
Total Deposits	728,158	622,432	17.0%	643,084	13.2%
Gross Loans to Deposits Ratio	85.5%	97.0%		88.9%	
Net Loans (after loan loss provision) to Deposits ratio	78.9%	89.1%		79.4%	

Net loans (after loan loss provision) to deposits ratio as at March 31, 2006 decreased to 78.9% from 89.1% at end of last year.

2. Investments

Investments totaled Baht 110,794 million, a marginal decrease of 1.4% from end of 2005 due to the sale of debt & equity instruments including the divestment of Dheves Insurance.

(Million Baht)

	31 Mar 06	31 Dec 05	% qoq	31 Mar 05	% yoy
Investments					
- Short-term investment-net	21,481	20,545	4.6%	37,631	-42.9%
- Long-term investment-net	70,453	73,426	-4.0%	80,401	-12.4%
- Investment in subsidiaries and associated companies-net	18,860	18,395	2.5%	18,708	0.8%
Total Investments-net	110,794	112,366	-1.4%	136,740	-19.0%

3. Borrowings

Borrowings stood at Baht 34,500 million, an increase of Baht 6,806 million or 24.6% from end of 2005 due to the issue of short-term domestic debentures. Compared to the first quarter of last year, borrowings increased by Baht 18,528 million. In March 2006, subordinated bonds of USD 150 million were matured.

4. Shareholders' equity

As at March 31, 2006, shareholders' equity stood at Baht 101,042 million, an increase of Baht 3,346 million mainly from this quarter's profit of Baht 4,223 million. Book value per share was Baht 29.73 (ordinary and preferred shares at March 31, 2006 totaled 3,399 million shares).

Total Capital Funds

Total capital funds (tier 1 and tier 2) at March 31, 2006 were Baht 91,586 million or approximately 14.6% of total risk assets, of which about 11.5% or Baht 72,084 million was tier 1 capital (excluding net profits of Baht 16,106 million for the partial of first half of 2005, second half of 2005 and this quarter and before dividend payment of Baht 10,198 million for 2005 results).

Non-Performing Loans (NPLs)

As at March 31, 2006, non-performing loans (NPLs) according to the Bank of Thailand's definition were Baht 56,032 million, or 8.8%, a decline from 9.3% at the end of last year.

As at March 31, 2006, allowance for doubtful accounts stood at Baht 48,086 million. Loan loss coverage ratio was 85.4%, a slight decline from 87.0% at the end of last year.

(Million Baht)

	March 31, 2006		December 31, 2005	
	Amount	**Allowance for Classified loans**	**Amount**	**Allowance for classified loans**
Classified loans and Allowance for Doubtful Accounts				
Normal	574,769	8,146	546,718	7,541
Special Mention	8,650	169	8,252	164
Substandard	6,545	392	6,092	337
Doubtful	7,134	1,102	7,187	1,386
Doubtful Loss	42,353	19,358	43,843	20,496
Total	639,451	29,167	612,092	29,924
General and Specific Allowance		18,919		19,751
Total Allowance		48,086		49,675
Non-performing Loans (Substandard and lower)	56,032		57,122	
% of Total Loans (including loan to finance institution)	8.8%		9.3%	

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institution but excluding accrued interest receivable and other assets

100th Anniversary

SIAM COMMERCIAL BANK

ธนาคารไทยพาณิชย์

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of March 31, 2006

Assets	Baht	Liabilities	Baht
Cash	16,363,443,076.16	Deposits	728,158,044,007.52
Interbank and money market items	143,168,969,100.22	Interbank and money market items	26,629,062,206.60
Securities purchased under resale agreements	16,000,000,000.00	Liabilities payable on demand	3,315,923,428.44
Investments in securities, net	110,793,658,050.37	Securities sold under repurchase agreements	-
(with obligations Baht 12,777,412,000.00)		Borrowings	34,500,288,415.73
Credit advances (net of allowance for doubtful accounts)	574,799,450,607.96	Bank's liabilities under acceptances	509,670,447.79
Accrued interest receivables	1,666,133,291.09	Other liabilities	24,853,247,134.85
Properties foreclosed	17,654,014,154.22	**Total Liabilities**	**817,966,235,640.93**
Customers' liabilities under acceptances	509,670,447.79	**Shareholders' Equity**	
Premises and equipment, net	25,382,125,690.49	Paid-up share capital	
Other assets	12,671,454,732.18	(registered share capital Baht 70,000,000,000.00)	33,991,921,980.00
		Reserves and net profit after appropriation	38,091,875,621.48
		Other reserves and profit and loss account	28,958,885,908.07
		Total Shareholders' Equity	**101,042,683,509.55**
Total Assets	**919,008,919,150.48**	**Total Liabilities and Shareholders' Equity**	**919,008,919,150.48**
Customers' liabilities under unmatured bills	4,637,322,449.51	Bank's liabilities under unmatured bills	4,637,322,449.51
Total	**923,646,241,599.99**	**Total**	**923,646,241,599.99**

	Baht
Non-Performing Loans As of 31 March 2006 (Quarterly)	56,032,032,000.00
(8.76 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2006 (Quarterly)	32,096,449,000.00
Actual allowance for doubtful accounts	48,085,835,111.20
Loans to related parties	3,865,849,401.08
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,554,115,778.73
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,585,993,630.83
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	500,777,057.92
Total liabilities	2,826,493.85
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,826,376,001.77
Letters of credit	11,054,523,141.10

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

ครบรอบ 100 ปี
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

IR. 490006 27 April 2006

The President

The Stock Exchange of Thailand

Re: Notification of fire outbreak at the Siam Commercial Bank, Chidlom Branch

Dear Sir,

Reference is made to the fire outbreak at the Siam Commercial Bank, Chidlom Branch at approximately 7.00 p.m. on April 26, 2006. The incident took place in the area under renovation. The fire was being contained within a short period, just when the smoke was detected in the area. Only a few decoration items and renovated area were damaged. The customers' information and properties, as well as the structure of the building were not affected. The Bank has fire insurance policy to cover all losses.

The Bank will resume services at Chidlom branch as soon as possible. Presently, cheque issuance, cheque clearing and bill collection services are available for service as usual. The service counters at the branch will be closed for 2 days, during April 27-28, 2006. We expect that normal services will resume on May 2, 2006. Please contact SCB Call Center at Tel. 02-777-777 for details of the services.

Please be informed accordingly

Yours sincerely,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

Lists of Translation of Affidavit

(From December 2005 to April 2006)

Document No.	Document
1	Translation of Affidavit issued on January 10, B.E.2549 (A.D.2006)
2	Translation of Affidavit issued on April 11, B.E.2549 (A.D.2006)
3	Translation of Affidavit issued on April 25, B.E.2549 (A.D.2006)

- Translation -

No. Sor Jor Gor. 000047 Garuda Emblem Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act on February 19, B.E. 2536 (A.D. 1993), Registration No. 0107536000102 (the former Registration No. is Bor Mor Jor. 84). The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1)	Mr. Anand Panyarachun	2)	Mr. Chirayu Isarangkun Na Ayuthaya
3)	Khunying Jada Wattanasiritham	4)	M.R. Disnadda Diskul
5)	Mr. Peter Seah Lim Huat	6)	Mr. John William Hancock
7)	Mr. Vichit Suraphongchai	8)	Mr. Bodin Asvanich
9)	Mrs. Kannikar Chalitaporn	10)	Mr. Maris Samaram
11)	Mr. Tiraphot Vajrabhaya	12)	Mr. Pichai Chunhavajira
13)	Mr. Sumate Tanthuwanit	14)	Mrs. Puntip Surathin
15)	Mr. Prakob Tantiyapong/		

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,991,921,980.00/
(Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000047 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on January 10, B.E. 2549 (A.D. 2006)

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000047 Issued on January 10, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

No. 088129 18 JAN 2006
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. PISIT PICHITMARN)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

217175

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000047 Issued on January 10, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000047 Issued on January 10, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

นางนิลาวรรณ กอบเกื้อชัยพงษ์
นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาตหรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 088130 18 JAN 2006
BANGKOK

CERTIFIED TRUE COPY

(MR. PISIT PICHITMARN)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

217176

-Translation -

Registered on January 10, B.E. 2549 (A.D. 2006)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75490110-32

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84 (0107536000102)

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is — 33,991,921,980 Baht (Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

2. Total amount of shares distributed — 3,399,192,198 shares (Three Thousand Three Hundred Ninety Nine Million One Hundred Ninety Two Thousand One Hundred and Ninety Eight shares)

Categorized into

(a) Shares to be paid-up in money
Ordinary share 1,881,769,793 shares (One Thousand Eight Hundred Eighty One Million Seven Hundred Sixty Nine Thousand Seven Hundred and Ninety Three shares)
Preference share 1,517,422,405 shares (One Thousand Five Hundred Seventeen Million Four Hundred Twenty Two Thousand Four Hundred and Five shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

Garuda Emblem
No.Gor 61153 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on January 10, B.E. 2549 (A.D. 2006), issued on January 10, B.E. 2549 (A.D. 2006)
-Signature-
Mrs. Nilawan Kobkuachaiyapong
Registrar

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

P:\Suthang\trans\SCB Certificate\SCBCER7\BMJ005.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

นรฯ. 005

No. 088131 18 JAN 2006

BANGKOK

SEEN AT THE MINISTRY OF

FOREIGN AFFAIRS

(MR. PISIT PICHITMARN)

Diplomatic Officer 6

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

217177

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 088132 18 JAN 2006
BANGKOK

CERTIFIED TRUE COPY

(MR. PISIT PICHITMARN)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

217178

- *Translation* -

No. Sor Jor Gor. 000624 Garuda Emblem Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act on February 19, B.E. 2536 (A.D. 1993), Registration No. 0107536000102 (the former Registration No. is Bor Mor Jor. 84). The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn
10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya
12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit
14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,991,921,980.00/
(Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

P:\SUSAMA\PU49\TRANS\SCB-CER\SCBCER.DOC

-Translation-

No. Sor Jor Gor. 000624 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on April 11, B.E. 2549 (A.D. 2006)

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

. Sor Jor Gor. 000624 Issued on April 11, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, [analy]sis or project planning or appropriate financial investment; to act as an advisor in [ac]quisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

...or Jor Gor. 000624 Issued on April 11, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

Jor Gor. 000624 Issued on April 11, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 176935 26 APR 2006

BANGKOK

SEEN AT THE MINISTRY OF FOREIGN AFFAIRS

P. Chatphaisal

(MR. PRAYOON CHATPHAISAL)

Diplomatic Officer 6

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

004421

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

SIAM NITI LAW OFFICE CO., LTD.

Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

000624 ออกให้ ณ วันที่ 11 เดือน เมษายน พ.ศ. 2549

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

(นางนิภาวรรณ ...) นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นชนิดใด ทั้งที่ได้มีบทบัญญัติหรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้ โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 176936 26 APR 2006
BANGKOK

CERTIFIED TRUE COPY

P. Chatphaisal

(MR. PRAYOON CHATPHAISAL)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

004422

MINISTRY OF FOREIGN AFFAIRS

-Translation -

Registered on April 11, B.E. 2549 (A.D. 2006)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the
application no.75490411-60

Garuda Emblem
No.Gor 68541 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 11, B.E. 2549 (A.D. 2006), issued on April 11, B.E. 2549 (A.D. 2006)
-Signature-
Mrs. Nilawan Kobkuachaiyapong
Registrar

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,991,921,980 Baht (Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

2. Total amount of shares distributed 3,399,192,198 shares (Three Thousand Three Hundred Ninety Nine Million One Hundred Ninety Two Thousand One Hundred and Ninety Eight shares)

Categorized into

(a) Shares to be paid-up in money
Ordinary share 1,890,303,383 shares (One Thousand Eight Hundred Ninety Million Three Hundred Three Thousand Three Hundred and Eighty Three shares)
Preference share 1,508,888,815 shares (One Thousand Five Hundred Eight Million Eight Hundred Eighty Eight Thousand Eight Hundred and Fifteen shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) *-Signature-* Applicant
(Khunying Jada Wattanasiritham)

P:\Susama\PU149\TransE\SCB-Cer\BMJ005.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

No. 176939 26 APR 2006

BANGKOK

SEEN AT THE MINISTRY OF FOREIGN AFFAIRS

P. Chatphaisal

(MR. PRAYOON CHATPHAISAL)

Diplomatic Officer 6

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

004425

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

No. 176940 26 APR 2006
BANGKOK

CERTIFIED TRUE COPY

P. Chatphaisal

(MR. PRAYOON CHATPHAISAL)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

004426

- Translation -

No. Sor Jor Gor. 000723 Garuda Emblem Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act on February 19, B.E. 2536 (A.D. 1993), Registration No. 0107536000102 (the former Registration No. is Bor Mor Jor. 84). The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn
10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya
12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit
14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,991,921,980.00/
(Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000723 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on April 25, B.E. 2549 (A.D. 2006)

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000723   Issued on April 25, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate. *-Signature-* (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

No. Sor Jor Gor. 000723 Issued on April 25, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

-Signature-

(Ms. Sumitra Chuenchomchat)

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-*Translation*-

No. Sor Jor Gor. 000723 Issued on April 25, B.E. 2549 (A.D. 2006)

This document is attached to the Certificate.

-*Signature*-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 182560 3 MAY 2006
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

P. Chatphaisal

(MR. PRAYOON CHATPHAISAL)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

010930

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

(นางนิลาวรรณ กอบเกื้อชัยพงษ์)
นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาต หรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์ และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 182561
BANGKOK

3 MAY 2006

CERTIFIED TRUE COPY

P. Chatphai...

(MR. PRAYOON CHATPHAI...)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

010931

-*Translation* –

Registered on April 25, B.E. 2549 (A.D. 2006)

Form Bor Mor Jor. 001

Page 1 of 1 page
Document attached to the application no.75490411-6

Garuda Emblem
No.Gor 69292 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 11, B.E. 2549 (A.D. 2006), issued on April 25, B.E. 2549 (A.D. 2006)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

Memorandum of Association

of

The Siam Commercial Bank Public Company Limited

The Memorandum of Association of the Company contains the following particulars:

Clause 1. The name of the Company is "ธนาคารไทยพาณิชย์ จำกัด (มหาชน)" and its name in English is "The Siam Commercial Bank Public Company Limited".

Clause 2. The Company intends to offer for sale its shares to the public.

Clause 3. The Company has 9 objectives as appeared in Form Bor Mor Jor. 002 attached hereto.

Clause 4.	The registered capital	70,000,000,000 Baht	(Seventy Billion Baht)
	dividing into	7,000,000,000 Shares	(Seven Billion Shares)
	at par value per share of	10 Baht	(Ten Baht)
		Categorized into	
	Ordinary share of: and	1,903,453,238 Shares	(One Thousand Nine Hundred Three Million Four Hundred Fifty Three Thousand Two Hundred and Thirty Eight shares)
	Preference share of:	5,096,546,762 Shares	(Five Thousand Ninety Six Million Five Hundred Forty Six Thousand Seven Hundred and Sixty Two shares)

Clause 5. The principal office of the Company is located in Bangkok Metropolis.

\\SV-B-001\USERS\Sumitra\PU149\Trans\SCB-Cert\BMJ001.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Ms. Sumitra Chuenchomchat)

Clause 6. The names, dates of birth, nationalities, addresses of, and the number of shares subscribed by the promoters, and their signatures are as follows:

6.1 Number of promoters - persons subscribing for - shares to be paid up in money, equivalent to - per cent of the registered capital.

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

No. 182562 3 MAY 2006
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. PRAYOON CHATPHAI...)
Diplomatic Officer
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

010932

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

\\SV-B-001\USERS\Susana\PU149\Trans\SCB-Cert\BMJ001.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

No. 182563 3 MAY 2006
BANGKOK

CERTIFIED TRUE COPY

P. Chatphaisal

(MR. PRAYOON CHATPHAISAL)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

010933